CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Confidential Draft Registration Statement submitted to the Securities and Exchange Commission on July 2, 2021.

This Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHARGEPOINT HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	6770	84-1747686
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 240 East Hacienda Avenue Campbell, CA 95008 (408) 841-4500	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rex Jackson

Chief Financial Officer

240 East Hacienda Avenue

Campbell, CA 95008

Tel: (408) 841-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank R. Adams, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000	Rebecca Chavez, General Counsel ChargePoint, Inc. 240 East Hacienda Avenue Campbell, CA 95008 Tel: (408) 841-4500	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share		$	$	$

(1)	Includes shares that the underwriters have the option to purchase. See “Underwriting.”
(2)

Estimated solely for the purpose of computing the amount of the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the maximum price per share and maximum aggregate offering price are based on the average of the $                 (high) and $                (low) sale price of the registrant’s Common Stock as reported on The New York Stock Exchange on                , 2021, which date is within five business days prior to filing this Registration Statement. Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated                , 2021

                 Shares

ChargePoint Holdings, Inc.

Common Stock

The selling securityholders named in this prospectus are offering                shares of our common stock, par value $0.0001 per share (“Common Stock”). We will not receive any proceeds from the sale of the shares by the selling securityholders, but we have agreed to pay certain registration expenses, other than commissions or discounts of underwriters.

Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “CHPT.” On                 , 2021, the last reported sale price of our Common Stock was $                 per share.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling securityholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The selling securityholders have granted the underwriters an option to purchase up to                  additional shares of Common Stock at the public offering price less the underwriting discount for                  a period of 30 days from the date of this prospectus. The underwriters expect to deliver the shares against payment in New York, New York on                  , 2021.

BofA Securities	Goldman Sachs & Co. LLC	Oppenheimer & Co.

Prospectus dated                  , 2021.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

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CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ABOUT THE PROSPECTUS

We have not, nor have any of the selling securityholders or the underwriters, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. None of us, the selling securityholders or the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, nor have any of the selling securityholders or the underwriters done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “Company” and “ChargePoint” refer to ChargePoint Holdings, Inc., a Delaware corporation:

•	“Board” or “Board of Directors” means the board of directors of ChargePoint.

•	“ChargePoint” means ChargePoint Holdings, Inc., a Delaware corporation.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•	“Common Stock” means the shares of our common stock, par value $0.0001 per share.

•	“DGCL” means the General Corporation Law of the State of Delaware.

•	“ESPP” means the ChargePoint Holdings, Inc. 2021 Employee Stock Purchase Plan.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

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“Founder Shares” means 6,868,235 shares of Common Stock that currently are owned by the Initial Stockholders. The Founder Shares were shares of Class B Common Stock, par value $0.0001 per share, of Switchback that automatically converted into shares of Common Stock upon the closing of the Merger.

•	“Founders Stock Letter” means the stock letter the Sponsor and Initial Stockholders entered into with Switchback in connection with the execution of the Merger Agreement.

•	“Initial Stockholders” means the Sponsor together with Joseph Armes, Zane Arrott and Ray Kubis.

•

“IPO” means Switchback’s initial public offering, consummated on July 30, 2019, of 31,411,763 units (including 1,411,763 units that were subsequently issued to the underwriters in connection with their partial exercise of their overallotment option) at $10.00 per unit.

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“leader,” “leading,” “industry leadership,” “industry leading,” and other similar statements included in this prospectus regarding ChargePoint and its services are based on ChargePoint’s beliefs regarding its market position in its sector. ChargePoint bases its beliefs regarding these matters, including its estimates of its market share in its sector, on its collective institutional knowledge and expertise regarding its industries, markets and technology, requests for proposal which are based on, among other things, publicly available information, reports of government agencies, and the results of contract bids and awards, and industry research firms, as well as ChargePoint’s internal research, calculations and assumptions based on its analysis of such information and data. ChargePoint believes these assertions to be reasonable and accurate as of the date of this prospectus.

•	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

•	“Legacy ChargePoint” means ChargePoint, Inc., a Delaware corporation.

•	“Legacy ChargePoint Common Stock” means the Common Stock, par value $0.0001 per share, of Legacy ChargePoint.

•

“Legacy ChargePoint Options” means all incentive stock options or nonqualified stock options to purchase outstanding shares of Legacy ChargePoint Common Stock, whether or not exercisable and whether or not vested, under the Legacy ChargePoint Stock Plans.

•	“Legacy ChargePoint Preferred Stock” means the preferred stock, par value $0.0001 per share, of Legacy ChargePoint.

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“Legacy ChargePoint Stock Plans” means Legacy ChargePoint’s 2007 Stock Incentive Plan and Legacy ChargePoint’s 2017 Stock Plan, in each case, as such may have been amended, supplemented or modified from time to time.

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“Legacy ChargePoint Restricted Stock” means the unvested restricted shares of Legacy ChargePoint Common Stock granted pursuant to the Legacy ChargePoint Stock Plans upon the “early exercise” of Legacy ChargePoint Options.

•	“Legacy ChargePoint Warrants” means warrants issued by Legacy ChargePoint that were converted into warrants of ChargePoint in the Merger.

•	“Merger” means the transactions described in the Merger Agreement.

•	“Merger Agreement” means that certain Merger Agreement and Plan of Reorganization, dated as of September 23, 2020, by and among Switchback, Merger Sub and Legacy ChargePoint.

•	“Merger Sub” means Lightning Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Switchback.

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“Non-Reliance Periods” mean those financial statements which ChargePoint’s audit committee concluded on May 4, 2021 could no longer be relied upon, based on the following facts: (i) the audited consolidated financial statements of Switchback as of December 31, 2020 and 2019, for the year ended December 31, 2020 and for the period from May 10, 2019 (inception) through December 31, 2019 included in the Original Filing, (ii) certain items on the Company’s previously issued audited balance sheet dated as of July 30, 2019, which was included in the Company’s Current Report on Form 8-K filed with the SEC on August 5, 2019 (the “IPO Closing 8-K”), and (iii) the condensed consolidated unaudited financial statements of Switchback included in Switchback’s Quarterly Reports on Form 10-Q for (a) the three months ended September 30, 2019 and for the period from May 10, 2019 (inception) through September 30, 2019 (b) the three months ended March 31, 2020, (c) the three and six months ended June 30, 2020, and (d) the three and nine months ended September 30, 2020.

•	“NYSE” means the New York Stock Exchange.

•	“public shares” means shares of Common Stock included in the public units.

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“public stockholders” means holders of public shares, including the Initial Stockholders to the extent the Initial Stockholders hold public shares; provided, that the Initial Stockholders are considered “public stockholders” only with respect to any public shares held by them.

•	“public units” means the units sold in the IPO, consisting of one share of Common Stock and one-third of one Public Warrant.

•	“Public Warrants” means the warrants sold as part of the public units in the IPO (whether they were purchased in the IPO or thereafter in the open market).

•	“Private Warrants” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of our IPO.

•	“Registration Rights Holders” refers to the undersigned parties listed under Holder on the signature page of the Registration Rights Agreement.

•	“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Second A&R Bylaws” means our second amended and restated bylaws, dated February 26, 2021.

•	“Second A&R Charter” means our second amended and restated certificate of incorporation, dated February 26, 2021.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“selling securityholders” means those identified as the selling securityholders in the “Selling Securityholders” section.

•	“Sponsor” means NGP Switchback, LLC, a Delaware limited liability company.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

•	“Switchback” means Switchback Energy Acquisition Corporation, a Delaware corporation, prior to the completion of the Merger.

•	“Transfer Agent” means Continental Stock Transfer & Trust Company.

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“Triggering Events” means any time period between the Closing and the five-year anniversary of the Closing Date when eligible former equity holders may receive the Earnout Shares in three equal tranches if the volume-weighted average closing sale price of ChargePoint’s Common Stock is greater than or equal to $15.00, $20.00 and $30.00 for any 10 trading days within any 20 consecutive trading day period.

•	“U.S. GAAP” means U.S. generally accepted accounting principles.

•	“Warrants” means the Public Warrants, Private Warrants and Legacy ChargePoint Warrants.

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CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company makes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act in this prospectus. All statements, other than statements of present or historical fact included in this prospectus, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, future operating results, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “continue,” “project” or the negative of such terms and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about the Company that may cause the actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, except as otherwise required by applicable law, the Company specifically disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. The Company cautions you that these forward-looking statements are subject to numerous risk and uncertainties, most of which are all difficult to predict and many of which are beyond the control of the Company.

The following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	ChargePoint’s success in retaining or recruiting, or changes in, its officers, key employees or directors;

•	changes in applicable laws or regulations;

•	the possibility that the coronavirus (“COVID-19”) pandemic and its effects on the overall economy may adversely affect the results of operations, financial position and cash flows of ChargePoint;

•	ChargePoint’s ability to expand its business in Europe;

•	the Electric Vehicle (“EV”) market may not continue to grow as expected;

•	ChargePoint may not attract a sufficient number of fleet owners as customers;

•	incentives from governments or utilities may be reduced, which could reduce demand for EVs;

•	the impact of competing technologies that could reduce the demand for EVs;

•	technological changes;

•	data security breaches or other network outages;

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•	ChargePoint’s ability to remediate its material weaknesses in internal control over financial reporting;

•	the possibility that ChargePoint may be adversely affected by other economic, business or competitive factors; and

•

any further changes to our financial statements that may be required due to SEC comments, including to the Form 10-K/A or Form 10-Q or further guidance regarding the accounting treatment of the Warrants, and the quantitative effects of the restatement of our financial statements.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other risk factors included herein. Forward-looking statements reflect current views about ChargePoint’s plans, strategies and prospects, which are based on information available as of the date of this prospectus. Except to the extent required by applicable law, ChargePoint undertakes no obligation (and expressly disclaims any such obligation) to update or revise the forward-looking statements whether as a result of new information, future events or otherwise.

Forward-looking statements are subject to risks and uncertainties, many of which are outside our control, which could cause actual results to differ materially from these statements. Therefore, you should not place undue reliance on those statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” “us” and other similar terms refer to ChargePoint.

ChargePoint

ChargePoint is a leading EV charging network provider committed to enabling the electrification of mobility for all people and goods. Years before EVs were widely available, ChargePoint envisioned a new way of fueling, conveniently located where drivers live, work and play. By pioneering networked EV charging, ChargePoint has helped make electrified mobility a reality with consumers and fleets rapidly adopting EVs. With 13 years of focused development, over 5,000 existing commercial customers and over $1.1 billion of capital raised from a diversified set of high-profile investors from automotive, energy, manufacturing and venture funding, ChargePoint is driving the shift to electric mobility by providing charging solutions in North America and Europe for all segments, including commercial (e.g., retail, workplace, parking, recreation, education and highway fast charge), fleet (e.g., delivery, logistics, motorpool, transit and shared mobility) and residential (e.g., homes, apartments and condos).

Major auto manufacturers have committed to electrification and large battery EVs are winning the day across vehicle categories. ChargePoint’s networked solutions can charge EV passenger cars or fleet vehicles regardless of manufacturer. ChargePoint believes it should benefit from the broader electrification trend without needing to identify which vehicle brands, traditional or more recent “born electric” entrants, will be successful. ChargePoint believes it will continue to grow proportionally to EV market growth due to the fact that for almost a decade ChargePoint’s charging port (electrified parking space) growth in North America has correlated closely with new passenger EV sales in North America. Passenger EV sales are expected to increase from 2.7% of new vehicles sold in 2019 to 41.9% in 2030 in the United States and Europe according to the Bloomberg New Energy Finance Electric Vehicle Outlook 2021 (the “BNEF Report”). Additional factors propelling this shift to electrification include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. Accordingly, the BNEF Report projects that the cumulative EV charging infrastructure investment in North America and Europe is expected to be approximately $120 billion by 2030 and increase to approximately $305 billion by 2040.

The mailing address of ChargePoint’s principal executive office is 240 East Hacienda Avenue, Campbell, CA 95008, and its telephone number is (408)-841-4500.

The ChargePoint Model for EV Fueling

Because vehicles spend most of their time parked and electricity is pervasively and safely distributed, fueling can shift to a model where vehicles charge while their drivers are doing something else and the locations where the vehicle is parked will offer fueling with charging speeds matched to the natural parking duration of vehicles at the site. With the exception of occasional drives beyond a vehicle’s battery range, EV charging is primarily a top-up model and fueling is transitioning from being a chore commonly performed by having to make a dedicated stop to being conveniently located where drivers live, work and play. ChargePoint offers a platform of products, cloud software subscriptions, support, warranty coverage and professional services enabling turn-key development of charging at any location.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint’s founders understood that the widespread adoption of electric mobility required a more sustainable, efficient and convenient fueling infrastructure. Fueling with electricity is expected to be less expensive, more sustainable and more convenient than traditional liquid fueling. Further, EV charging does not present all of the same environmental risks of liquid fueling, as it does not involve the storage and potential release of hydrocarbons at the fueling site. ChargePoint believes the development and expanding capacity of renewable energy sources, including wind and solar, can play an increasing and complementary role in electric mobility as the world becomes more electrified and continues to shift to clean energy.

ChargePoint is tackling this growing addressable market one parking lot at a time with a business model it believes is unique in the industry in that it (a) encourages businesses and fleets to directly invest in charging infrastructure, therefore crowdsourcing the buildout of charging infrastructure, (b) is designed to deliver consistent revenue aligned closely to EV sales growth and (c) provides a quality experience for businesses and drivers that yields significant network effects. ChargePoint sells charging solutions in the form of networked hardware and recurring software subscriptions and services primarily sold to commercial and fleet customers. With rare exceptions, ChargePoint does not own charging sites or stations, monetize driver access to stations or monetize the sale of energy. In other words, ChargePoint does not depend on utilization rates and site selections; hence, ChargePoint believes there is limited direct competition with other charging players such as EVgo Services LLC (“Evgo”), Electrify America, Volta and Blink Charging Co. (“Blink”) in the United States. Because customers own the charging infrastructure, ChargePoint can focus its resources on product development, customer acquisition and public policy to drive innovation, competition and customer choice in the market.

For 13 years, ChargePoint has been optimizing its operating model, combining high quality charging hardware and software subscriptions with turn-key support and parts and labor warranty services that are among the most comprehensive on the market. ChargePoint believes this approach is unique in the industry, creates significant network effects and, when combined with ChargePoint’s first mover advantage, provides the potential for recurring revenue. ChargePoint’s user experience is designed to generate high driver satisfaction and awareness and to keep site hosts engaged and loyal. This creates a virtuous cycle of brand awareness, recurring software revenue and meaningful charging footprint growth with existing customers (with the opportunity for high land and expand rates), all supported by mass market EV adoption.

The Portfolio

ChargePoint primarily generates revenue through the sale of networked charging hardware, combined with its cloud-based services which enable consumers the ability to locate, reserve, authenticate and transact EV charging sessions (“Cloud” or “Cloud Services”). Cloud Services are billed as an annual subscription. Access to the Cloud Services is available through each charging port. An extended parts and labor warranty (“Assure”) is also offered as an annual subscription. ChargePoint offers both an upfront sale of the charging stations with subsequent payment for Cloud Services and Assure or ChargePoint as a Service (“CPaaS”) in which charging station hardware, Cloud Services and Assure are bundled into an annual subscription payment.

Hardware Portfolio Powered by Software. While software is at the center of a scaled EV fueling network, ChargePoint believes it offers among the industry’s best in hardware for both Level 2 Alternating Current (“AC”) and Level 3 Direct Current (“DC”) Fast charging. It does not sell these solutions without a Cloud Services subscription. The ChargePoint portfolio includes solutions for many use cases and was designed from the ground up with the software in mind.

Advanced Cloud Services to Scale Charging Infrastructure. ChargePoint’s network, sold as a Cloud Services subscription, enables commercial and fleet customers to manage charging in their parking lots and depots. Cloud Services capabilities include the following:

•	Host pricing and payment remittance capabilities.

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•	Energy management.

•	Driver management tools.

•	Integration with route planning systems for fleets.

ChargePoint believes that as EV penetration rises, so does the importance of Cloud Services to help manage charging complexity. Some examples include:

•	The ability for commercial customers to adjust the rate at which vehicles charge to match the natural parking duration at the site and to avoid peak or demand charges.

•	Charging infrastructure made available to the public during the day can be reserved for private fleets at night.

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Ecosystem integrations enable drivers to access charging functionality via in-vehicle infotainment systems, consumer mobile applications, payment systems, mapping tools, home automation assistants, fleet fuel cards, wearables and residential utility programs.

All ChargePoint commercial ports are integrated into one network available to drivers who can use the ChargePoint mobile application to find charging locations, check availability, start sessions, pay for charging, use their ChargePoint account to roam across networks, access preferential pricing and loyalty offers and track the estimated avoidance of CO2 emissions in comparison to the use of liquid fuel, though this does not account for any emissions associated with the generation of the electricity used to charge the EV at the commercial ports.

Parts and Labor Warranty Subscriptions and Customer Support Foster Loyalty. ChargePoint offers Assure services which include proactive monitoring, fast response times, parts and labor warranty, expert advice and robust reporting. ChargePoint also provides phone support in multiple languages to both site hosts and drivers. Rising EV adoption creates more awareness and utilization. ChargePoint believes the quality of the ChargePoint experience generates driver satisfaction and therefore encourages customers to purchase additional networked chargers and software, creating a virtuous cycle of growth from customers expanding their charging capacity.

Go to Market Strategy

ChargePoint sells networked charging solutions in North America and Europe and has over 5,000 existing commercial customers including 72% of the 2021 Fortune 50 companies. It is focused on three key markets: commercial, fleet and residential.

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Commercial: Commercial businesses already own or lease parking and many wish to electrify some or all of these parking spaces. ChargePoint believes commercial businesses view charging as essential and invest to attract tenants, employees, customers and visitors, generate direct and indirect income, reduce expenses and achieve sustainability goals. ChargePoint believes commercial businesses choose ChargePoint based on solution completeness (they are not responsible for being the integrator or support agent for drivers) and the quality that comes from designing hardware, software and services together. Customers benefit from drivers typically being familiar with ChargePoint including access to a free, top-rated application, around-the-clock support, integration to popular mapping platforms, payment systems and wearables. Brand awareness, education and demand marketing programs generate sales opportunities. The commercial market is accessed via a direct sales force (inside and field teams) and by channel partners.

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Fleet: Fleet customers are organizations that operate vehicle fleets in delivery/logistics, sales/service, motorpool shared transit and ridesharing service operators. ChargePoint believes these customers choose to electrify their fleets for economic reasons, as the comparative total cost of ownership

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compellingly favors electrification. EV charging solutions can help them design and fuel operations, manage operating costs and achieve sustainability goals. ChargePoint provides a flexible architecture of networked charging stations, software subscriptions, professional services, support, monitoring and parts and labor warranties needed to run electrified depots at scale. The fleet market is accessed via a direct sales force and a curated set of channel partners.

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Residential: ChargePoint offers residential EV charging solutions for drivers in single family residences who want the convenience of fueling at home with the ability to optimize energy costs and full integration with the same mobile application they use for charging away from home. Residential charging solutions include the capability to manage grid load in conjunction with utility programs and EV fueling rate programs. Single family residential opportunities are accessed by direct marketing to the consumer using proprietary and third-party e-commerce platforms. For apartments and condominium settings, ChargePoint offers landlords and owner associations the ability to offer charging billed directly to the tenant. ChargePoint also offers customer support around-the-clock and in multiple languages. This residential aspect is accessed via marketing and direct and channel partners.

With its capital light business model, ChargePoint is able to allocate its capital strategically in research and development, marketing and sales and public policy.

•	Research and Development. With a singular focus on EV charging for 13 years, ChargePoint now offers a complete set of solutions for most EV charging use cases in North America and Europe.

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Go to Market. ChargePoint has built a global marketing and sales engine, with an established sales channel, digital marketing capability and substantial direct sales. ChargePoint has focused on category awareness, consistent branding and customer acquisition. ChargePoint also has nationwide and local partners who sell, install and maintain ChargePoint solutions.

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Public Policy. ChargePoint has also supported early and sustained investments in policy and utility relationships. ChargePoint advocates for policies that advance electric mobility and ensure a healthy industry with a focus on competition, innovation and customer choice, including:

•	Support for vehicle policy and climate action, such as zero emission vehicle requirements, fossil fuel bans and transit electrification directives;

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Partnership with North America’s leading utilities to scale the new electric fueling network, including enabling the resale of electricity, securing fast charging-friendly tariffs, protecting site host choice, developing make-ready programs, creating rebate programs and informing utility commission decisions and legislation; and

•	Reduction in barriers to infrastructure deployment including construction costs, permitting, building codes and right to charge policies for renters and tenants.

ChargePoint operates in all segments of EV charging stations in North America and Europe, and offers a broad set of solutions for EV applications, including home, multi-family, residential, hospitality, workplace, commercial, fast-charging and fleet. ChargePoint does not compete with charging asset owners and operators and in many cases the asset owners and operators are our actual or potential customers. In addition, ChargePoint does not directly compete with charging asset owners or charging networks that monetize the driver. Rather, it makes solutions available to them for purchase as a platform to enable their services.

Growth Strategies

ChargePoint estimates it had over 70% market share in publicly available networked Level 2 AC charging in North America as of April 30, 2021. ChargePoint began European operations in late 2017 and currently

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operates in 16 European countries. It expects significant market opportunities for fleet solutions as fleet EVs begin to arrive in more meaningful volume in coming years. ChargePoint believes that the breadth and quality of its networked EV charging solutions, market share and driver awareness typically leads to customer loyalty, whereby they typically choose to expand their charging footprint with ChargePoint as EV penetration rises and/or charging utilization at their location increases. Over the years, ChargePoint’s customers typically renew their cloud subscriptions and expand the number of charging ports they purchase from ChargePoint. Additional growth results from the breadth of ecosystem integrations ChargePoint has enabled that keep the brand top of mind with drivers, including in-vehicle infotainment systems, consumer mobile applications, payment systems, mapping tools, home automation assistants, fleet fuel cards, wearables and residential utility programs.

ChargePoint’s growth strategies to continue to scale networked EV charging are as follows:

•	Accelerate new product offerings. ChargePoint intends to maintain its leadership position with continued efficient investment in product development.

•

Invest incrementally in marketing and sales. In both North America and Europe, ChargePoint intends to continue to attract new customers and pursue a “land-and-expand” model which encourages existing customers to increase their charging footprint over time as EV penetration increases. ChargePoint will also fund more CPaaS opportunities for commercial and fleet customers.

•	Pursue strategic acquisitions. ChargePoint will continue to explore potential high-quality acquisition opportunities.

The Merger and Recent Developments

On February 26, 2021 (the “Closing Date”), ChargePoint consummated the previously announced Merger pursuant to the Merger Agreement. As a result of the Merger, Legacy ChargePoint became a wholly-owned subsidiary of the Company.

Pursuant to the terms of the Merger Agreement, each stockholder of Legacy ChargePoint received 0.9966 shares of Common Stock and the contingent right to receive certain Earnout Shares (as defined below), for each share of Legacy ChargePoint Common Stock, par value $0.0001 per share, owned by such Legacy ChargePoint stockholder that was outstanding immediately prior to the closing of the Merger (other than any shares of Legacy ChargePoint Restricted Stock). In addition, certain investors purchased an aggregate of 22,500,000 shares of Common Stock (such investors, the “PIPE Investors”) concurrently with the closing of the Merger for an aggregate purchase price of $225 million. Additionally, at the closing of the Merger, after giving effect to the forfeiture contemplated by the Founders Stock Letter, each outstanding Founder Share was converted into a share of Common Stock on a one-for-one basis and the Founder Shares ceased to exist.

Also at the closing of the Merger, the Sponsor exercised its right to convert a portion of the working capital loans made by the Sponsor to ChargePoint into an additional 1,000,000 Private Warrants at a price of $1.50 per warrant in satisfaction of $1.5 million principal amount of such loans.

In addition, pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (1) warrants to purchase shares of capital stock of Legacy ChargePoint were converted into warrants to purchase an aggregate of 38,761,031 shares of Common Stock and the contingent right to receive certain Earnout Shares, (2) options to purchase shares of Common Stock of Legacy ChargePoint were converted into options to purchase an aggregate of 30,135,695 shares of Common Stock and, with respect to vested options, the contingent right to receive certain Earnout Shares and (3) unvested shares of Legacy ChargePoint Restricted Stock that were outstanding pursuant to the “early exercise” of Legacy ChargePoint Options were converted into an aggregate of 345,689 restricted shares of ChargePoint Common Stock.

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During the time period between the Closing Date and the five-year anniversary of the Closing Date, eligible former equityholders of Legacy ChargePoint could receive up to 27,000,000 additional shares of Common Stock (the “Earnout Shares”) in the aggregate in three equal tranches if certain earnout conditions (as further described in the Merger Agreement) are fully satisfied. The first two Triggering Events for up to 18,000,000 of the Earnout Shares occurred on March 12, 2021 and, after the withholding of some of these Earnout Shares for tax withholding, 17,539,667 Earnout Shares were issued on March 19, 2021. The third Triggering Event occurred on June 29, 2021 and, after the withholding of some of these Earnout Shares for tax withholding,              Earnout Shares were issued on                     , 2021.

On                     , 2021, ChargePoint redeemed all of its remaining outstanding Public Warrants that had not been exercised as of that date, which resulted in the exercise of              million warrants for proceeds to us of $             million and the redemption of              Public Warrants at a redemption price of $0.01 per warrant. The Private Warrants were not subject to redemption and, to the extent not exercised, remain outstanding and exercisable through February 26, 2026 or until terminated pursuant to the warrant agreement. As of                     , 2021, we had              Private Warrants outstanding.

Risk Factors

Investing in our securities involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 12 before making a decision to invest in our Common Stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

•	ChargePoint is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the near term.

•

ChargePoint has experienced rapid growth and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

•	ChargePoint currently faces competition from a number of companies, particularly in Europe, and expects to face significant competition in the future as the market for EV charging develops.

•	Failure to effectively expand ChargePoint’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its solutions.

•	ChargePoint faces risks related to health pandemics, including the COVID-19 pandemic, which could materially and adversely affect its business and results of operations.

•	ChargePoint relies on a limited number of suppliers and manufacturers for its charging stations. A loss of any of these partners could negatively affect its business.

•

ChargePoint’s business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as ChargePoint expands the scope of such services with other parties.

•

Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt ChargePoint’s business, dilute stockholder value and adversely affect its results of operations and financial condition.

•

If ChargePoint is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

•	ChargePoint is expanding operations internationally, which will expose it to additional tax, compliance, market and other risks.

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•	Some members of ChargePoint’s management have limited experience in operating a public company.

•	ChargePoint may need to raise additional funds and these funds may not be available when needed.

•	ChargePoint’s future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators.

•

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm ChargePoint’s business.

•

ChargePoint’s headquarters and other facilities are located in an active earthquake zone; an earthquake or other types of natural disasters or resource shortages, including public safety power shut-offs that have occurred and will continue to occur in California, could disrupt and harm its operations and those of ChargePoint’s customers.

•	Seasonality may cause fluctuations in ChargePoint’s revenue.

•	ChargePoint’s future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

•

The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations.

•	ChargePoint’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third-parties.

•	Some of ChargePoint’s products contain open-source software, which may pose particular risks to its proprietary software, products and services in a manner that could harm its business.

•

If ChargePoint is unable to remediate the material weaknesses in its internal control over financial reporting, or if ChargePoint identifies additional material weaknesses in the future or otherwise fails to maintain the effective system of internal control over financial reporting, this may result in material misstatements of ChargePoint’s consolidated financial statements or failure to meet its periodic reporting obligations.

•	Concentration of ownership among ChargePoint’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

•	ChargePoint has never paid cash dividends on its capital stock, and does not anticipate paying dividends in the foreseeable future.

•	The price of ChargePoint’s Common Stock may be subject to wide fluctuations.

•

The coverage of ChargePoint’s business or its securities by securities or industry analysts or the absence thereof could adversely affect the trading price and volume of ChargePoint’s Common Stock, Warrants and other securities.

•	Sales of a substantial number of shares of Common Stock by ChargePoint’s existing stockholders could cause the price of the Common Stock to decline.

•

ChargePoint’s Warrants are being accounted for as a warrant liability and are being recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of its Common Stock.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of reduced

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reporting requirements that are not otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards during the period in which we remain an emerging growth company. It is possible that some investors will find our Common Stock less attractive as a result, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.

We are also a “smaller reporting company,” and we will continue to be a “smaller reporting company” if either (i) the market value of our stock held by non-affiliates is less than $250.0 million as of the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million as of the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosures and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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THE OFFERING

Common Stock to be offered by the selling securityholders	shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of Common Stock from the selling securityholders.

Use of proceeds	The selling securityholders will receive all of the net proceeds from the sale of Common Stock to be sold in this offering, and we will not receive any proceeds. See the sections entitled “Use of Proceeds,” “Selling Securityholders” and “Underwriting.” We will be paying certain costs associated with the sale of shares by the selling securityholders, other than underwriting discounts and commissions.

Risk Factors	You should read the section of this prospectus titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before investing in our Common Stock.

NYSE symbol	“CHPT”

The                  shares of our Common Stock to be outstanding after this offering includes (i) 305,073,200 shares of our Common Stock outstanding as of April 30, 2021, (ii) the issuance of                  shares of our Common Stock pursuant to Earnout Shares on                     , 2021 related to the occurrence of the third Triggering Event, net of                  shares withheld in connection with the related tax withholdings obligation and (iii) the issuance of                  shares of our Common Stock in connection with the exercise of Public Warrants which were outstanding as of April 30, 2021 at an exercise price of $11.50 per share, which resulted in proceeds to us of $         million. On                     , 2021 we redeemed all remaining Public Warrants that had not been exercised as of that date at a redemption price of $0.01 per warrant. The number of shares of our Common Stock to be outstanding after this offering excludes:

•	37,663,726 shares of our Common Stock issuable upon exercise of the Legacy ChargePoint Warrants as of April 30, 2021 with a weighted-average exercise price of $6.91 per share;

•	2,173,856 shares of our Common Stock issuable upon exercise of outstanding Private Warrants as of April 30, 2021 at an exercise price of $11.50 per share;

•	29,795,964 shares of our Common Stock issuable upon the exercise of stock options outstanding as of April 30, 2021 with a weighted-average exercise price of $0.67 per share;

•

41,429,526 shares of our Common Stock reserved for future issuance under our 2021 Equity Incentive Plan as of April 30, 2021, plus (i) up to 39,000,000 shares subject to awards that are outstanding under our Predecessor Plans and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by ChargePoint, plus (ii) the annual increase in shares described below; and

•	8,177,683 shares of our Common Stock that may be issued under the ESPP as of April 30, 2021, plus the annual increase in shares that may be issued under the ESPP described below.

2021 Equity Incentive Plan annual increase. On the first day of each March during the term of the 2021 Equity Incentive Plan, beginning on March 1, 2021 and ending on (and including) March 1, 2030, the number of shares of Common Stock that may be issued under the 2021 Equity Incentive Plan will increase by a number of

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shares equal to the lesser of (a) 5% of the outstanding shares on the last day of the immediately preceding month or (b) such lesser number of shares (including zero) that the 2021 Plan Administrator (as defined below), determines for purposes of the annual increase for that fiscal year. On March 1, 2021, the number of shares of Common Stock that may be issued under the 2021 Equity Incentive Plan increased by 13,888,417 shares (which shares are included in the reserved shares described in the bullet above).

2021 Employee Stock Purchase Plan. On the first day of each March during the term of the ESPP, beginning on March 1, 2021 and ending on (and including) March 1, 2040, the number of shares of Common Stock that may be issued under the ESPP will increase by a number of shares equal to the least of (a) 1% of the outstanding shares on the last day of the immediately preceding month, (b) 5,400,000 shares or (c) such lesser number of shares (including zero) that the ESPP Administrator determines for purposes of the annual increase for that fiscal year. On March 1, 2021, the number of shares of Common Stock that may be issued under the ESPP increased by 2,777,683 shares (which shares are included in the shares that may be issued described in the bullet above).

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of Common Stock that will be outstanding after this offering, assumes (i) the issuance of                  shares of our Common Stock pursuant to Earnout Shares on                     , 2021 related to the occurrence of the third Triggering Event and (ii) the issuance of                  shares of our Common Stock in connection with the exercise of the Public Warrants which were outstanding as of April 30, 2021, as described above.

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RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this prospectus. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to ChargePoint’s Business

ChargePoint is an early-stage company with a history of losses, and expects to incur significant expenses and continuing losses for the near term.

ChargePoint incurred a net loss of $197.0 million for the fiscal year ended January 31, 2021 and had net income of $82.3 million for the three months ended April 30, 2021. As of April 30, 2021, ChargePoint had an accumulated deficit of $597.1 million. ChargePoint believes it will continue to incur operating and net losses each quarter for the near term. There can be no assurance that it will be able to maintain profitability in the future. ChargePoint’s potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric trucks and other vehicles and other electric transportation modalities, which may not occur.

ChargePoint has experienced rapid growth and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected

ChargePoint has experienced rapid growth in recent periods. For example, the number of employees has grown from 743 as of January 31, 2020 to 834 as of January 31, 2021 and to 917 as of April 30, 2021, including 77 employees in Europe as of January 31, 2020 to 101 as of January 31, 2021 and to 133 as of April 30, 2021. The growth and expansion of its business has placed and continues to place a significant strain on management, operations, financial infrastructure and corporate culture. In the event of further growth, ChargePoint’s information technology systems and ChargePoint’s internal control over financial reporting and procedures may not be adequate to support its operations and may introduce opportunities for data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate funds. ChargePoint may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors.

To manage growth in operations and personnel, ChargePoint will need to continue to improve its operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect its business performance and operating results.

ChargePoint currently faces competition from a number of companies, particularly in Europe, and expects to face significant competition in the future as the market for EV charging develops.

The EV charging market is relatively new and competition is still developing. ChargePoint primarily competes with smaller providers of EV charging station networks for installations, particularly in Europe. Large early-stage markets, such as Europe, require early engagement across verticals and customers to gain market share, and ongoing effort to scale channels, installers, teams and processes. Some European customers require solutions not yet available and ChargePoint’s recent entrance into Europe requires establishing itself against existing competitors. In addition, there are multiple competitors in Europe with limited funding, which could cause poor experiences, hampering overall EV adoption or trust in any particular provider.

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In addition, there are other means for charging EVs, which could affect the level of demand for onsite charging capabilities at businesses. For example, Tesla Inc. (“Tesla”) continues to build out its supercharger network across the United States for its vehicles, which could reduce overall demand for EV charging at other sites. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on premise EV charging capability as well as for home charging. In addition, many EV charging manufacturers, including ChargePoint, are offering home charging equipment, which could reduce demand for on premise charging capabilities of potential customers and reduce the demand for onsite charging capabilities if EV owners find charging at home to be sufficient.

Further, ChargePoint’s current or potential competitors may be acquired by third-parties with greater available resources. In addition, certain of ChargePoint’s competitors are engaging in a process similar to the Merger and may have ready access to the capital markets for additional funding. As a result, competitors may be able to respond more quickly and effectively than ChargePoint to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put ChargePoint at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of ChargePoint’s current or future target markets, which could create price pressure. In light of these factors, even if ChargePoint’s offerings are more effective and higher quality than those of its competitors, current or potential customers may accept competitive solutions. If ChargePoint fails to adapt to changing market conditions or continue to compete successfully with current charging providers or new competitors, its growth will be limited which would adversely affect its business and results of operations.

Failure to effectively expand ChargePoint’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its solutions.

ChargePoint’s ability to grow its customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on its ability to effectively expand its sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of its total revenue, and its operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

ChargePoint is substantially dependent on its direct sales force to obtain new customers. ChargePoint plans to continue to expand its direct sales force both domestically and internationally but it may not be able to recruit and hire a sufficient number of sales personnel, which may adversely affect its ability to expand its sales capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Recent hires and planned hires may not become as productive as quickly as anticipated, and ChargePoint may be unable to hire or retain sufficient numbers of qualified individuals. Furthermore, hiring sales personnel in new countries can be costly, complex and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue expected from those countries. There is significant competition for direct sales personnel with strong sales skills and technical knowledge. ChargePoint’s ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel and on such personnel attaining desired productivity levels within a reasonable amount of time. ChargePoint’s business will be harmed if continuing investment in its sales and marketing capabilities does not generate a significant increase in revenue.

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ChargePoint faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material and adverse effect on its business and results of operations.

The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a decrease in EV sales in markets around the world. Any sustained downturn in demand for EVs would harm ChargePoint’s business.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures may adversely impact ChargePoint’s employees and operations and the operations of its customers, suppliers, vendors and business partners, and may negatively impact demand for EV charging stations, particularly at workplaces. These measures by government authorities may remain in place for a significant period of time and may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations.

ChargePoint had initially modified its business practices by recommending that all non-essential personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences. ChargePoint has also implemented additional safety protocols for essential workers, has implemented cost cutting measures in order to reduce its operating costs, some of which it recently reversed, and may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of ChargePoint’s workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, its operations will be negatively impacted. Furthermore, if significant portions of its customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for charging stations and services will decline.

The extent to which the COVID-19 pandemic impacts ChargePoint’s business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and when and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in charging stations or in providing installation or maintenance services. Even after the COVID-19 pandemic has subsided, ChargePoint may continue to experience an adverse impact to its business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could have a material adverse effect on the demand for ChargePoint’s products and services.

ChargePoint relies on a limited number of suppliers and manufacturers for its charging stations. A loss of any of these partners could negatively affect its business.

ChargePoint relies on a limited number of suppliers to manufacture its charging stations, including in some cases only a single supplier for some products and components. This reliance on a limited number of

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manufacturers increases ChargePoint’s risks, since it does not currently have proven reliable alternatives or replacement manufacturers beyond these key parties. In the event of interruption, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Thus, ChargePoint’s business could be adversely affected if one or more of its suppliers is impacted by any interruption at a particular location.

If ChargePoint experiences a significant increase in demand for its charging stations, or if it needs to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms, which may undermine its ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build charging stations in sufficient volume. Identifying suitable suppliers and manufacturers could be an extensive process that requires ChargePoint to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant suppliers or manufacturers could have an adverse effect on ChargePoint’s business, financial condition and operating results. In addition, ChargePoint’s suppliers may face supply chain risks and constraints of their own, which may impact the availability and pricing of its products. For example, supply chain challenges related to global chip shortages have impacted companies worldwide both within and outside of ChargePoint’s industry, and may have adverse effects on ChargePoint’s suppliers and, as a result, ChargePoint.

In addition, as a result of the Merger, ChargePoint became subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) to diligence, disclose, and report whether or not its products contain minerals originating from the Democratic Republic of the Congo and adjoining countries, or conflict minerals. ChargePoint will incur additional costs to comply with these disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in ChargePoint’s products. These requirements could adversely affect the sourcing, availability, and pricing of minerals used in the components used in its products. It is also possible that ChargePoint’s reputation may be adversely affected if it determines that certain of its products contain minerals not determined to be conflict-free or if it is unable to alter its products, processes or sources of supply to avoid use of such materials. ChargePoint may also encounter end-customers who require that all of the components of the products be certified as conflict free. If ChargePoint is not able to meet this requirement, such end-customers may choose to purchase products from a different company.

ChargePoint’s business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as ChargePoint expands the scope of such services with other parties.

ChargePoint does not typically install charging stations at customer sites. These installations are typically performed by ChargePoint partners or electrical contractors with an existing relationship with the customer and/ or knowledge of the site. The installation of charging stations at a particular site is generally subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder EV charger installation because they end up costing the developer or installer more in order to meet the code requirements. Meaningful delays or cost overruns may impact ChargePoint’s recognition of revenue in certain cases and/or impact customer relationships, either of which could impact ChargePoint’s business and profitability.

Furthermore, ChargePoint may in the future elect to install charging stations at customer sites or manage contractors, likely as part of offering customers a turnkey solution. Working with contractors may require ChargePoint to obtain licenses or require it or its customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to an installation project. In addition, if these contractors are unable to provide timely, thorough and quality installation-related services, customers could fall

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behind their construction schedules leading to liability to ChargePoint or cause customers to become dissatisfied with the solutions ChargePoint offers and ChargePoint’s overall reputation would be harmed.

Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt ChargePoint’s business, dilute stockholder value and adversely affect its results of operations and financial condition.

As part of ChargePoint’s business strategy, ChargePoint has made and continues to consider making acquisitions of, or investments in, businesses, services or technologies that are complementary to its existing business. The process of identifying and consummating acquisitions, investments, and the subsequent integration of new assets and businesses into ChargePoint’s own business, requires attention from management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions or investments could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business or investment. ChargePoint may also incur costs and management time on transactions that are ultimately not completed. In addition, ChargePoint’s due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product, technology or investment, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers.

If ChargePoint completes future acquisitions or investments, it may not ultimately strengthen its competitive position or achieve its goals and business strategy; ChargePoint may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions or investments ChargePoint completes could be viewed negatively by its customers, investors, and securities analysts; and ChargePoint may incur costs and expenses necessary to address an acquired company’s failure to comply with laws and governmental rules and regulations. Additionally, ChargePoint may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third-parties, which may differ from or be more significant than the risks ChargePoint’s business faces. An acquired company may also need to implement or improve its controls, procedures and policies, and ChargePoint may face risks associated if any of those controls, procedures or policies are insufficiently effective. ChargePoint may also face retention or cultural challenges associated with integrating employees from the acquired company into its organization. If ChargePoint is unsuccessful at integrating future acquisitions or investments, or the technologies and operations associated with such acquisitions or investments, in a timely manner, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt ChargePoint’s ongoing business and divert management’s attention, and ChargePoint may not be able to manage the integration process successfully or in a timely manner. ChargePoint may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition or investment, or accurately forecast the financial impact of an acquisition or investment transaction or the related integration of such acquisition, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such transaction. ChargePoint may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions or investments, each of which could adversely affect its financial condition or the market price of its Common Stock. Furthermore, the sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to ChargePoint’s stockholders. The occurrence of any of these risks could harm ChargePoint’s business, operating results, and financial condition.

If ChargePoint is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

ChargePoint’s success depends, in part, on its continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to do so effectively would adversely affect its business. ChargePoint’s future performance also depends on the continued services and continuing contributions of its

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

senior management to execute on its business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management, or the ineffective management of any leadership transitions, especially within ChargePoint’s sales organization, could significantly delay or prevent the achievement of its development and strategic objectives, which could adversely affect its business, financial condition, and operating results.

Competition for employees can be intense, particularly in Silicon Valley where ChargePoint is headquartered, and the ability to attract, hire and retain them depends on ChargePoint’s ability to provide competitive compensation. ChargePoint may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect its business, including the execution of its global business strategy.

ChargePoint is expanding operations internationally, which will expose it to additional tax, compliance, market and other risks.

ChargePoint’s primary operations are in the United States and it maintains contractual relationships with parts and manufacturing suppliers in Asia, Mexico and other locations. Also, ChargePoint is continuing to invest to increase its presence in Europe and to expand a primarily software development team in India. Managing this expansion requires additional resources and controls, and could subject ChargePoint to risks associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	lack of availability of government incentives and subsidies;

•	challenges in arranging, and availability of, financing for customers;

•	potential changes to its established business model;

•	cost of alternative power sources, which could vary meaningfully outside the United States;

•

difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

•	installation challenges;

•	differing driving habits and transportation modalities in other markets;

•	different levels of demand among commercial, fleet and residential customers;

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compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the California Consumer Privacy Act (“CCPA”) and newer state privacy laws in the U.S. including in Virginia and Colorado, the European Union (the “EU”) General Data Protection Regulation (“GDPR”), national legislation implementing the same and changing requirements for legally transferring data out of the European Economic Area;

•	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act (“FCPA”) and the United Kingdom Anti-Bribery Act of 2020 (the “Anti-Bribery Act”);

•	conforming products to various international regulatory and safety requirements as well as charging and other electric infrastructures;

•	difficulty in establishing, staffing and managing foreign operations;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	restrictions on repatriation of earnings;

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•

compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and

•	regional economic and political conditions.

As a result of these risks, ChargePoint’s current expansion efforts and any potential future international expansion efforts may not be successful.

Some members of ChargePoint’s management have limited experience in operating a public company.

Some of ChargePoint’s executive officers have limited experience in the management of a publicly-traded company. The management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws.

Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of ChargePoint. ChargePoint may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.

ChargePoint may need to raise additional funds and these funds may not be available when needed.

ChargePoint may need to raise additional capital in the future to further scale its business and expand to additional markets. ChargePoint may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. ChargePoint cannot be certain that additional funds will be available on favorable terms when required, or at all. If ChargePoint cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If ChargePoint raises funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict ChargePoint’s business, or other unfavorable terms. In addition, to the extent ChargePoint raises funds through the sale of additional equity securities, ChargePoint stockholders would experience additional dilution.

ChargePoint’s future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators.

ChargePoint’s future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators. The electrification of fleets is an emerging market, and fleet operators may not adopt EVs on a widespread basis and on the timelines ChargePoint anticipates. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle could also be longer for sales to fleet operators, as they are often larger organizations, with more formal procurement processes than smaller commercial site hosts. Fleet operators may also require significant additional services and support, and if ChargePoint is unable to provide such services and support, it may adversely affect its ability to attract additional fleet operators as customers. Any failure to attract and retain fleet operators as customers in the future would adversely affect ChargePoint’s business and results of operations.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm ChargePoint’s business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in ChargePoint’s services and operations and loss, misuse or theft of data. Computer

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malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on ChargePoint’s systems in the future. Any attempts by cyber attackers to disrupt ChargePoint’s services or systems, if successful, could harm its business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy, subject ChargePoint to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, lead to a loss of protection of its intellectual property or trade secrets and damage its reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and ChargePoint may not be able to cause the implementation or enforcement of such preventions with respect to its third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm ChargePoint’s reputation, brand and ability to attract customers.

ChargePoint has previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If ChargePoint’s services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for its solutions from target customers.

ChargePoint has processes and procedures in place designed to enable it to quickly recover from a disaster or catastrophe and continue business operations and has tested this capability under controlled circumstances. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenue, any of which could adversely affect its business and financial results.

ChargePoint’s headquarters and other facilities are located in an active earthquake zone; an earthquake or other types of natural disasters or resource shortages, including public safety power shut-offs that have occurred and will continue to occur in California, could disrupt and harm its operations and those of ChargePoint’s customers.

ChargePoint conducts a majority of its operations in the San Francisco Bay area in an active earthquake zone. The occurrence of a natural disaster such as an earthquake, drought, flood, fire (such as the recent extensive wildfires in California), localized extended outages of critical utilities (such as California’s public safety power shut-offs) or transportation systems, or any critical resource shortages could cause a significant interruption in its business, damage or destroy its facilities or inventories, and cause it to incur significant costs, any of which could harm its business, financial condition and results of operations. The insurance ChargePoint maintains against fires, earthquakes and other natural disasters may not be adequate to cover losses in any particular case.

In addition, rolling public safety power shut offs in California or other states can affect user acceptance of EVs, as charging may be unavailable at the desired times, or at all during these events. These shut offs could also affect the ability of fleet operators to charge their EVs, which, for example, could adversely affect transportation schedules or any service level agreements to which either ChargePoint or the fleet operator may be a party. If these events persist, the demand for EVs could decline, which would result in reduced demand for charging solutions.

Seasonality may cause fluctuations in ChargePoint’s revenue.

ChargePoint believes there are seasonal factors that may cause us to record higher revenue in some quarters compared with others. A significant share of ChargePoint’s annual revenues are typically generated in the fourth

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fiscal quarter, which coincides with customers with a December 31 year-end choosing to spend remaining unused portions of their budgets and its sales commission plans which provide year-end accelerators. ChargePoint’s revenues are typically lower in its fiscal first quarter than its preceding fourth quarter, due to unfavorable weather conditions which result in a decrease in construction activity during the winter months, periods of wet weather and times when other weather and climate conditions would impair construction activity. While ChargePoint believes it has visibility into the seasonality of its business, various factors, including difficult weather conditions (such as flooding, hurricanes, prolonged rain or periods of unseasonably cold or snow storms) in any quarter, may materially and adversely affect its business, financial condition and results of operations.

Risks Related to the EV Market

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for ChargePoint’s products and services.

As regulatory initiatives have required an increase in the mileage capabilities of cars, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of EVs and other alternative vehicles has been increasing. If fuel efficiency of non-electric vehicles continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for electric and high energy vehicles could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. For example, fuel which is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as preferred alternative to petroleum-based propulsion. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. This may impose additional obstacles to the purchase of EVs or the development of a more ubiquitous EV market. Finally, the current litigation between the state of California and the National Highway Traffic Safety Administration (“NHTSA”) could impact California’s ability to set fuel economy standards that encourage the adoption of EVs, and could be followed by many other states. If any of the above cause or contribute to consumers or businesses to no longer purchase EVs or purchase them at a lower rate, it would materially and adversely affect ChargePoint’s business, operating results, financial condition and prospects.

ChargePoint’s future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

ChargePoint’s future growth is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, ChargePoint’s business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

•	perceptions about EV features, quality, safety, performance and cost;

•	perceptions about the limited range over which EVs may be driven on a single battery charge;

•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

•	volatility in the cost of oil and gasoline;

•	concerns regarding the stability of the electrical grid;

•	the decline of an EV battery’s ability to hold a charge over time;

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•	availability of service for EVs;

•	consumers’ perception about the convenience and cost of charging EVs;

•	increases in fuel efficiency;

•	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

•	relaxation of government mandates or quotas regarding the sale of EVs; and

•	concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Furthermore, because fleet operators often make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and ChargePoint’s products and services in particular.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect ChargePoint’s business, financial condition and operating results.

The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations. In particular, ChargePoint’s marketing efforts have heavily relied upon federal tax credits available to purchasers of its EV charging stations that effectively provide purchasers with a significantly discounted purchase price. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect ChargePoint’s financial results.

The U.S. federal government, foreign governments and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives, such as payments for regulatory credits. The EV market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. In particular, ChargePoint has heavily relied upon the availability of federal tax credits to purchasers under Section 30C of the Code to market its EV charging stations, which can effectively provide such purchasers with up to a 30% discount off the purchase price of ChargePoint’s EV charging stations. The credits under Section 30C of the Code are set to expire on December 31, 2021 and thus would not be available to ChargePoint’s customers unless extended. There can be no assurance that the credits under Section 30C of the Code will be extended, or if extended, will not be otherwise reduced. Any reduction in rebates, tax credits or other financial incentives, including the credit under Section 30C of the Code, could materially reduce the demand for EVs and ChargePoint’s solutions and, as a result, may adversely impact ChargePoint’s business and expansion potential.

ChargePoint also derives other revenue from regulatory credits. If government support of these credits declines, ChargePoint’s ability to generate this other revenue in the future would be adversely affected. Recently, ChargePoint has derived a slight majority of its other revenue from regulatory credits, and ChargePoint expects revenue from this source will decline as a percentage of other and total revenue over time. Further, the availability of such credits may decline even with general governmental support of the transition to EV infrastructure. For example, in September 2020, California Governor Gavin Newsom issued Executive Order N-79-20 (the “EO”), announcing a target for all in-state sales of new passenger cars and trucks to be zero-emission by 2035. While the EO calls for the support of EV infrastructure, the form of this support is

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unclear. If California or other jurisdictions choose to adopt regulatory mandates instead of establishing or continuing green energy credit regimes for EV infrastructure, ChargePoint’s revenue from these credits would be adversely impacted.

The EV charging market is characterized by rapid technological change, which requires ChargePoint to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of its products and ChargePoint’s financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology and/or ChargePoint’s products. ChargePoint’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the EV charging market. As new products are introduced, gross margins tend to decline in the near term and improves as the product become more mature and with a more efficient manufacturing process.

As EV technologies change, ChargePoint may need to upgrade or adapt its charging station technology and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery cell technology, which could involve substantial costs. Even if ChargePoint is able to keep pace with changes in technology and develop new products and services, its research and development expenses could increase, its gross margins could be adversely affected in some periods and its prior products could become obsolete more quickly than expected.

ChargePoint cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage ChargePoint’s relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase ChargePoint’s competitors’ products or services.

If ChargePoint is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products and services could lose market share, its revenue will decline, it may experience higher operating losses and its business and prospects will be adversely affected.

Certain statements ChargePoint makes about estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes estimates of the addressable market for ChargePoint’s solutions and the EV market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the COVID-19 pandemic. The estimates and forecasts in this prospectus relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasted in this prospectus, ChargePoint’s business could fail to grow at similar rates.

Risks Related to ChargePoint’s Technology, Intellectual Property and Infrastructure

ChargePoint expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to ChargePoint.

ChargePoint’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. ChargePoint plans to incur significant research and development costs in the future as part of its efforts to design,

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

develop, manufacture and introduce new products and enhance existing products. ChargePoint’s research and development expenses were $25.4 million, $75.0 million, $69.5 million and $50.5 million during the three months ended April 30, 2021, and during the fiscal years ended January 31, 2021, 2020 and 2019, respectively, and are likely to grow in the future. Further, ChargePoint’s research and development program may not produce successful results, and its new products may not achieve market acceptance, create additional revenue or become profitable.

ChargePoint may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge ChargePoint to take licenses, and/or may bring suits alleging infringement, misappropriation or other violation of such rights. There can be no assurance that ChargePoint will be able to mitigate the risk of potential suits or other legal demands by competitors or other third-parties. Accordingly, ChargePoint may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase ChargePoint’s operating expenses. In addition, if ChargePoint is determined to have or believes there is a high likelihood that it has infringed upon, misappropriated or otherwise violated a third-party’s intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. In addition, to the extent that ChargePoint’s customers and business partners become the subject of any allegation or claim regarding the infringement, misappropriation or other violation of intellectual property rights related to ChargePoint’s products and services, ChargePoint may be required to indemnify such customers and business partners. If ChargePoint were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

ChargePoint’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third-parties.

ChargePoint’s success depends, at least in part, on ChargePoint’s ability to obtain, maintain, enforce and protect its core technology and intellectual property. To accomplish this, ChargePoint relies on, and plans to continue relying on, a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, its technology. Despite ChargePoint’s efforts to obtain, maintain, enforce and protect intellectual property rights, there can be no assurance that these steps will be available in all cases or will be adequate to prevent ChargePoint’s competitors or other third-parties from copying, reverse engineering, or otherwise obtaining and using its technology or products or seeking court declarations that they do not infringe, misappropriate or otherwise violate its intellectual property. Failure to adequately protect its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of ChargePoint’s competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results.

The measures ChargePoint takes to protect its technology intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•	any patent applications ChargePoint submits may not result in the issuance of patents;

•	the scope of issued patents may not be broad enough to protect its inventions and proprietary rights;

•	any issued patents may be challenged by competitors and/or invalidated by courts or governmental authorities;

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•	ChargePoint may not be the first inventor of the subject matter to which it has filed a particular patent application, and it may not be the first party to file such a patent application;

•	Patents have a finite term, and competitors and other third-parties may offer identical or similar products after the expiration of ChargePoint’s patents that cover such products;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

•	current and future competitors may circumvent patents or independently develop similar trade secrets or works of authorship, such as software;

•	know-how and other proprietary information ChargePoint purports to hold as a trade secret may not qualify as a trade secret under applicable laws;

•	ChargePoint’s employees, contractors or business partners may breach their confidentiality, non-disclosure, and nonuse obligations; and

•	proprietary designs and technology embodied in ChargePoint’s products may be discoverable by third-parties through means that do not constitute violations of applicable laws.

Patent, trademark, and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of its intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, ChargePoint’s intellectual property rights may not be as strong or as easily enforced outside of the United States.

Certain patents in the EV space may come to be considered “standards essential.” If this is the case with respect to any of ChargePoint’s patents, it may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of ChargePoint technology and intellectual property, and those derivative works may become directly competitive with ChargePoint’s offerings. Finally, ChargePoint may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by ChargePoint’s vendors in connection with design and manufacture of ChargePoint’s products, thereby jeopardizing ChargePoint’s ability to obtain a competitive advantage over its competitors.

It is ChargePoint’s policy to enter into confidentiality and invention assignment agreements with its employees and contractors that have developed material intellectual property for ChargePoint, but these agreements may not be self-executing and may not otherwise adequately protect ChargePoint’s intellectual property, particularly with respect to conflicts of ownership relating to work product generated by employees and contractors. Furthermore, ChargePoint cannot be certain that these agreements will not be breached and that third-parties will not gain access to its trade secrets, know-how and other proprietary technology. Third-parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of ChargePoint’s intellectual property is difficult and costly, as are the steps ChargePoint has taken or will take to prevent misappropriation.

To prevent unauthorized use of ChargePoint’s intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation of ChargePoint’s intellectual property against third-parties. Any such action could result in significant costs and diversion of ChargePoint’s resources and management’s attention, and there can be no assurance that ChargePoint will be successful in any such action. Furthermore, many of ChargePoint’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than ChargePoint does. Accordingly, despite its efforts, ChargePoint may not be able to prevent third-parties from infringing, misappropriating or otherwise violating its intellectual property. Any of the foregoing may adversely affect ChargePoint’s revenues or results of operations.

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The current lack of international standards may lead to uncertainty, additional competition and further unexpected costs.

Lack of industry standards for EV station management, coupled with utilities and other large organizations mandating their own adoption of specifications that have not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction.

In addition, automobile manufacturers may choose to utilize their own proprietary systems, which could lock out competition for EV charging stations, or to use their size and market position to influence the market, which could limit ChargePoint’s market and reach to customers, negatively impacting its business.

Further, should regulatory bodies later impose a standard that is not compatible with ChargePoint’s infrastructure, it may incur significant costs to adapt its business model to the new regulatory standard, which may require significant time and, as a result, may have a material and adverse effect on its revenue or results of operations.

ChargePoint’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

ChargePoint may be subject to claims that charging stations have malfunctioned and persons were injured or purported to be injured. Any insurance that ChargePoint carries may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, ChargePoint’s customers could be subjected to claims as a result of such incidents and may bring legal claims against ChargePoint to attempt to hold it liable. Any of these events could adversely affect ChargePoint’s brand, relationships with customers, operating results or financial condition.

Across ChargePoint’s product line, ChargePoint develops equipment solutions based on preferred second source or common off-the-shelf vendors. However, due to its designs, ChargePoint does rely on some single source vendors, the unavailability or failure of which can pose risks to supply chain or product shipping situations.

Furthermore, ChargePoint’s software platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. ChargePoint’s software has contained defects and errors and may in the future contain undetected defects or errors. ChargePoint is continuing to evolve the features and functionality of its platform through updates and enhancements, and as it does, it may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if ChargePoint’s products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect ChargePoint’s business and results of its operations:

•	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales;

•	delayed or lost revenue;

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•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	exposure of confidential or proprietary information;

•	diversion of development and customer service resources;

•	breach of warranty claims;

•	legal claims under applicable laws, rules and regulations; and

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although ChargePoint has contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of its agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, resellers, business partners or other third-parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on ChargePoint’s business, operating results and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

In addition, ChargePoint relies on some open-source software and libraries issued under the General Public License (or similar “copyleft” licenses) for development of its products and may continue to rely on similar copyleft licenses. Third-parties may assert a copyright claim against ChargePoint regarding its use of such software or libraries, which could lead to the adverse results listed above. Use of such software or libraries may also force ChargePoint to provide third-parties, at no cost, the source code to its proprietary software, which may decrease revenue and lessen any competitive advantage ChargePoint has due to the secrecy of its source code.

Some of ChargePoint’s products contain open-source software, which may pose particular risks to its proprietary software, products and services in a manner that could harm its business.

ChargePoint uses open-source software in its products and anticipates using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and ChargePoint may be subject to such terms. The terms of many open-source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on ChargePoint’s ability to provide or distribute ChargePoint’s products or services.

In addition, ChargePoint relies on some open-source software and libraries issued under the General Public License (or similar “copyleft” licenses) for development of its products and may continue to rely on similar copyleft licenses. Third-parties may assert a copyright claim against ChargePoint regarding its use of such software or libraries, which could lead to the adverse results listed above. Use of such software or libraries may also force ChargePoint to provide third-parties, at no cost, the source code to its proprietary software, which may decrease revenue and lessen any competitive advantage ChargePoint has due to the secrecy of its source code.

ChargePoint could face claims from third-parties claiming ownership of, or demanding release of, the open-source software or derivative works that ChargePoint developed using such software, which could include

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ChargePoint’s proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require ChargePoint to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until ChargePoint can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and ChargePoint may not be able to complete the re-engineering process successfully.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and ChargePoint cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, could have an adverse effect on ChargePoint’s business and results.

Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of ChargePoint’s subscription services, harm its business and subject it to liability.

ChargePoint currently serves customers from third-party data center facilities operated by Amazon Web Services (“AWS”) located in the United States, Europe and Canada. In addition to AWS, some ChargePoint services are housed in third-party data centers operated by Rackspace Technology in the United States. Any outage or failure of such data centers could negatively affect ChargePoint’s product connectivity and performance. ChargePoint’s primary environments are behind the Content Delivery Network operated by Cloudflare, Inc. (“Cloudflare”), and any interruptions of Cloudflare’s services could negatively affect ChargePoint’s product connectivity and performance. Furthermore, ChargePoint depends on connectivity from its charging stations to its data centers through cellular service providers, such as Verizon. Any incident affecting a data center facility’s or a cellular service provider’s infrastructure or operations, whether caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of ChargePoint’s services.

Any damage to, or failure of, ChargePoint’s systems, or those of its third-party providers, could interrupt or hinder the use or functionality of its services. Impairment of or interruptions in ChargePoint’s services may reduce revenue, subject it to claims and litigation, cause customers to terminate their subscriptions, and adversely affect renewal rates and its ability to attract new customers. ChargePoint’s business will also be harmed if customers and potential customers believe its products and services are unreliable.

Customer-Related Risks

ChargePoint may be unable to leverage customer data in all geographic locations, and this limitation may impact research and development operations.

ChargePoint relies on data collected through charging stations or its mobile application, including usage data and geolocation data. ChargePoint uses this data in connection with the research, development and analysis of its technologies. ChargePoint’s inability to obtain necessary rights to use this data or freely transfer this data out of, for example, the European Economic Area, could result in delays or otherwise negatively impact ChargePoint’s research and development efforts.

If ChargePoint fails to offer high-quality support to station owners and drivers, its business and reputation will suffer.

Once a customer has installed ChargePoint charging stations and subscribed to ChargePoint’s services, station owners and drivers will rely on ChargePoint to provide support services to resolve any issues that might

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arise in the future. Rapid and high-quality customer support is important so station owners can provide charging services and drivers can receive reliable charging for their EVs. The importance of high-quality customer support will increase as ChargePoint seeks to expand its business and pursue new customers and geographies. If ChargePoint does not quickly resolve issues and provide effective support, its ability to retain customers or sell additional products and services to existing customers could suffer and its brand and reputation could be harmed.

ChargePoint’s business will depend on customers renewing their services subscriptions. If customers do not continue to use its subscription offerings or if they fail to add more stations, its business and operating results will be adversely affected.

In addition to selling charging station hardware, ChargePoint also depends on customers continuing to subscribe to its EV charging services and extended warranty coverages. Therefore, it is important that customers renew their subscriptions when the contract term expires and add additional charging stations and services to their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging stations, prices, features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.

If customers do not renew their subscriptions, if they renew on less favorable terms or if they fail to add products or services, ChargePoint’s business and operating results will be adversely affected.

Changes in subscriptions or pricing models may not be reflected in near-term operating results.

ChargePoint generally recognizes subscription revenue from customers ratably over the terms of their contracts. As a result, most of the subscription revenue reported in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.

Financial, Tax and Accounting-Related Risks

ChargePoint’s financial condition and results of operations are likely to fluctuate on a quarterly basis in future periods, which could cause its results for a particular period to fall below expectations, resulting in a decline in the price of its Common Stock.

ChargePoint’s financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond its control.

In addition to the other risks described herein, the following factors could also cause ChargePoint’s financial condition and results of operations to fluctuate on a quarterly basis:

•	the timing and volume of new sales;

•	fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining charging stations;

•	the timing of new product introductions, which can initially have lower gross margins;

•	the introduction of new products by competitors, changes in pricing or other factors impacting competition;

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•	weaker than anticipated demand for charging stations, whether due to changes in government incentives and policies or due to other conditions;

•	fluctuations in sales and marketing or research and development expenses;

•	supply chain interruptions and manufacturing or delivery delays;

•	the timing and availability of new products relative to customers’ and investors’ expectations;

•	the length of the sales and installation cycle for a particular customer;

•	the impact of COVID-19 on ChargePoint’s workforce, or those of its customers, suppliers, vendors or business partners;

•	disruptions in sales, production, service or other business activities or ChargePoint’s inability to attract and retain qualified personnel; and

•	unanticipated changes in federal, state, local or foreign government incentive programs, which can affect demand for EVs.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of the Common Stock.

Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect ChargePoint’s business and future profitability.

ChargePoint is a U.S. corporation and thus subject to U.S. corporate income tax on its worldwide operations. Moreover, the majority of ChargePoint’s operations and customers are located in the United States, and as a result, ChargePoint is subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on ChargePoint’s business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to ChargePoint.

For example, on December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“Tax Act”), was signed into law making significant changes to the Internal Revenue Code of 1986, as amended, or the Code, and certain provisions of the Tax Act may adversely affect ChargePoint. In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, the elimination of carrybacks of net operating losses, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax. The Tax Act could be subject to potential amendments and technical corrections, and is subject to interpretations and implementing regulations by the U.S. Treasury and Internal Revenue Service (“IRS”), any of which could mitigate or increase certain adverse effects of legislation.

In addition, the Tax Act may impact taxation in other jurisdictions, including with respect to state income taxes as state legislatures respond to the Tax Act. Additionally, other foreign governing bodies have and may enact changes to their tax laws in reaction to the Tax Act that could result in changes to ChargePoint’s global tax position and materially adversely affect its business and future profitability.

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As a result of ChargePoint’s plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, ChargePoint’s tax rate may fluctuate, ChargePoint’s tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or ChargePoint may be subject to future changes in tax law, the impacts of which could adversely affect ChargePoint’s after-tax profitability and financial results.

Because ChargePoint does not have a long history of operating at its present scale and it has significant expansion plans, ChargePoint’s effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect ChargePoint’s future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) ChargePoint’s operating results before taxes.

Additionally, ChargePoint’s operations are subject to significant income, withholding and other tax obligations in the United States and may become subject to taxes in numerous additional state, local and non-U.S. jurisdictions with respect to its income, operations and subsidiaries related to those jurisdictions. ChargePoint’s after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds (including refunds of value added taxes) and other benefits to reduce ChargePoint’s tax liabilities, (b) changes in the valuation of ChargePoint’s deferred tax assets and liabilities, (c) expected timing and amount of the release of any tax valuation allowances, (d) tax treatment of stock-based compensation, (e) changes in the relative amount of ChargePoint’s earnings subject to tax in the various jurisdictions in which ChargePoint operates or has subsidiaries, (f) the potential expansion of ChargePoint’s business into or otherwise becoming subject to tax in additional jurisdictions, (g) changes to ChargePoint’s existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of ChargePoint’s intercompany transactions and the extent to which taxing authorities in the relevant jurisdictions respect those intercompany transactions and (i) ChargePoint’s ability to structure ChargePoint’s operations in an efficient and competitive manner. Due to the complexity of multinational tax obligations and filings, ChargePoint may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits or examinations could have an adverse effect on ChargePoint’s after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with ChargePoint’s intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If ChargePoint does not prevail in any such disagreements, its profitability may be affected.

ChargePoint’s after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting recently entered into force among the jurisdictions that have ratified it, although the United States has not yet entered into this convention. These recent changes could negatively impact ChargePoint’s taxation, especially as ChargePoint expands its relationships and operations internationally.

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The ability of ChargePoint to utilize net operating loss and tax credit carryforwards is conditioned upon ChargePoint attaining profitability and generating taxable income. ChargePoint has incurred significant net losses since inception and it is anticipated that ChargePoint will continue to incur significant losses. Additionally, ChargePoint’s ability to utilize net operating loss and tax credit carryforwards to offset future taxable income may be limited.

As of January 31, 2021, ChargePoint had $434.7 million of U.S. federal and $229.7 million of California net operating loss carryforwards available to reduce future taxable income, of which $281.9 million of the U.S. federal net operating loss carryforwards can be carried forward indefinitely. The U.S. federal and California state net operating loss carryforwards begin to expire in 2028. In addition, ChargePoint had net operating loss carryforwards for other states of $134.7 million, which begin to expire in 2022. The Tax Act included a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017 and the elimination of carrybacks of net operating losses. Under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, which modified the Tax Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is possible that ChargePoint will not generate taxable income in time to utilize the net operating loss carryforwards.

In addition, net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in ownership by “5% stockholders” that exceeds 50 percentage points over a rolling three-year period. If ChargePoint has experienced an ownership change at any time since its incorporation, ChargePoint may already be subject to limitations on its ability to utilize its existing net operating loss carryforwards and other tax attributes to offset taxable income or tax liability. In addition, future changes in ChargePoint’s stock ownership, which may be outside of ChargePoint’s control, may trigger an ownership change. Similar provisions of state tax law may also apply to limit ChargePoint’s use of accumulated state tax attributes. As a result, even if ChargePoint earns net taxable income in the future, its ability to use its pre-change net operating loss carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to ChargePoint.

ChargePoint performed an analysis to assess whether an “ownership change,” as defined by Section 382 of the Code, has occurred from its inception through January 31, 2021 and expects to complete this Section 382 analysis during the fiscal year ending January 31, 2022. Based on this analysis, ChargePoint has experienced “ownership changes,” limiting the utilization of the net operating loss carryforwards or research and development tax credit carryforwards under Section 382 of the Code by first multiplying the value of the ChargePoint’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then applying additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. In addition, the Merger may constitute an ownership change under Sections 382 and 383 of the Code. ChargePoint’s net operating losses or credits may also be impaired under state law. Accordingly, ChargePoint may not be able to utilize a material portion of the net operating losses or credits. The ability of ChargePoint to utilize ChargePoint’s net operating losses or credits is conditioned upon ChargePoint attaining profitability and generating U.S. federal and state taxable income. ChargePoint has incurred significant net losses since inception and will continue to incur significant losses; and therefore, ChargePoint does not know whether or when the combined carryforwards may be or may become subject to limitation by Sections 382 and 383 of the Code.

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ChargePoint’s reported financial results may be negatively impacted by changes in U.S. GAAP.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board’s Accounting Standards Codification, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

ChargePoint is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its Common Stock less attractive to investors and may make it more difficult to compare performance with other public companies.

ChargePoint is an emerging growth company as defined in the JOBS Act” and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find the Common Stock less attractive because ChargePoint will continue to rely on these exemptions. If some investors find the Common Stock less attractive as a result, there may be a less active trading market for their Common Stock, and the stock price may be more volatile.

An emerging growth company may elect to delay the adoption of new or revised accounting standards. With Switchback making this election, Section 102(b)(2) of the JOBS Act allows ChargePoint to delay adoption of new or revised accounting standards until those standards apply to non-public business entities. As a result, the financial statements contained in this prospectus and those that ChargePoint will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

ChargePoint incurs significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

ChargePoint faces increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. Sarbanes-Oxley, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and make certain activities more time-consuming. A number of those requirements require it to carry out activities ChargePoint has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified, such as the restatement of ChargePoint’s previously issued consolidated financial statements, and related material weakness as described in the prospectus (see also “—Risks Related to Legal Matters and Regulations—ChargePoint may face litigation and other risks as a result of the material weakness in its internal control over financial reporting and the restatement of its financial statements,” and “—ChargePoint has identified material weaknesses in its internal control over financial reporting. If ChargePoint is unable to remediate these material weaknesses, or if ChargePoint identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of ChargePoint’s consolidated financial statements or cause ChargePoint to fail to meet its periodic reporting obligations,” for more detail), ChargePoint has incurred and could incur additional costs to rectify those or new issues, and the existence of these issues could adversely affect its reputation or investor perceptions. In addition, as a public company, ChargePoint maintains director and officer liability insurance, for which it must pay substantial premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and

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administrative activities. Advocacy efforts by stockholders and third-parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

ChargePoint has identified material weaknesses in its internal control over financial reporting. If ChargePoint is unable to remediate these material weaknesses, or if ChargePoint identifies additional material weaknesses in the future or otherwise fails to maintain an effective internal control over financial reporting, this may result in material misstatements of ChargePoint’s consolidated financial statements or cause ChargePoint to fail to meet its periodic reporting obligations.

As a public company, ChargePoint is required to provide management’s attestation on internal control over financial reporting. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that became applicable after the Merger. If ChargePoint is not able to implement the additional requirements of Section 404(a) of Sarbanes-Oxley in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences and could harm investor confidence.

In connection with the preparation and audit of ChargePoint’s consolidated financial statements, material weaknesses were identified in its internal control over financial reporting as of January 31, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of ChargePoint’s annual or interim financial statements will not be prevented or detected on a timely basis.

ChargePoint did not design or maintain an effective control environment commensurate with its financial reporting requirements. Specifically, ChargePoint did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements. This material weakness contributed to the following additional two material weaknesses:

•

ChargePoint did not design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including accounting for complex features associated with warrants, segregation of duties and adequate controls related to the preparation and review of journal entries; and

•

ChargePoint did not design and maintain effective controls over certain information technology (“IT”) general controls for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, ChargePoint did not design and maintain (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately and (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel.

The material weaknesses related to the control environment and lack of formal accounting policies, procedures and controls resulted in material adjustments to warrant liabilities, stockholders’ equity and related accounts and disclosures and immaterial adjustments to a number of other account balances and disclosures in the historical consolidated financial statements.

The IT deficiencies did not result in a misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement

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accounts and disclosures that would not be prevented or detected. Additionally, each of these material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

ChargePoint has begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include the following:

•	hiring additional finance and accounting personnel to bolster the accounting capabilities and capacity and to establish and maintain internal control over financial reporting;

•	designing and implementing controls to formalize roles and review responsibilities to align with the staff’s skills and experience and designing and implementing controls over segregation of duties;

•	providing ongoing training for personnel on accounting, financial reporting and internal control over financial reporting;

•

engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal control over financial reporting and assist with the remediation of deficiencies, as necessary;

•	designing and implementing controls over the preparation and review of journal entries and account reconciliations, including controls over the segregation of duties; and

•	designing and implementing IT general controls, including controls over the provisioning and monitoring of user access rights and privileges and change management processes and procedures.

ChargePoint’s remediation efforts could continue beyond the fiscal year ending January 31, 2023. At this time, ChargePoint cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in us incurring significant costs, and will place significant demands on its financial and operational resources.

In order to maintain and improve the effectiveness of its internal control over financial reporting, ChargePoint has expended, and anticipates that ChargePoint will continue to expend, significant resources, including accounting-related costs and significant management oversight. ChargePoint’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act. At such time, ChargePoint’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the price of ChargePoint’s Common Stock.

Risks Related to Legal Matters and Regulations

Privacy concerns and laws, or other domestic or foreign regulations, may adversely affect ChargePoint’s business.

ChargePoint relies on data collected through charging stations or its mobile application, including usage data and geolocation data. ChargePoint uses this data in connection with the research, development and analysis of its technologies. Accordingly, ChargePoint may be subject to or affected by a number of federal, state, local and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern its collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of ChargePoint’s employees, customers and other third-parties with whom ChargePoint conducts business.

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National and local governments and agencies in the countries in which ChargePoint operates and in which customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, processing and disclosure of information regarding consumers and other individuals, which could impact its ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, storage, disclosure, security and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe. The costs of compliance with, and other burdens imposed by, laws, regulations, standards and other obligations relating to privacy, data protection and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards and other obligations may limit the use and adoption of ChargePoint’s solutions, reduce overall demand, lead to regulatory investigations, litigation and significant fines, penalties or liabilities for actual or alleged noncompliance, or slow the pace at which it closes sales transactions, any of which could harm its business. Moreover, if ChargePoint or any of its employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage its reputation and brand.

Additionally, existing laws, regulations, standards and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure and transfer for ChargePoint and its customers.

Additionally, the EU adopted the GDPR in 2016, and it became effective in May 2018. The GDPR establishes requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to the greater of €20 million or 4% of worldwide revenue. The costs of compliance with, and other burdens imposed by, the GDPR may limit the use and adoption of ChargePoint’s products and services and could have an adverse impact on its business. Further, California adopted the CCPA and the California State Attorney General has begun enforcement actions. Although ChargePoint initiated a compliance program designed to ensure CCPA compliance after consulting with outside privacy counsel, ChargePoint may remain exposed to ongoing legal risks and compliance costs related to CCPA and the new California Privacy Rights Act, which will become effective in most material respects starting on January 1, 2023. ChargePoint also may be subject to, and therefore exposed to ongoing legal risks and compliance costs related to the newly-enacted Virginia Consumer Data Protection Act that comes into force January 1, 2023, and the Colorado Privacy Act that is likely to come into force July 1, 2023.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use and transmit certain types of information, such as demographic and other personal information. The EU and the United States agreed in 2016 to the EU-US Privacy Shield Framework, which provided one mechanism for lawful cross-border transfers of personal data between the EU and the United States. However, the Court of Justice of the EU issued a decision on July 16, 2020 invalidating the EU-US Privacy Shield Framework, thereby creating additional legal risk for ChargePoint. In addition, the other bases on which ChargePoint and its customers rely for the transfer of personal data across national borders, such as the Standard Contractual Clauses promulgated by the EU Commission Decision 2010/87/EU, commonly referred to as the Model Clauses, continue to be subjected to regulatory and judicial scrutiny. If ChargePoint or its customers are unable to transfer data between and among countries and regions in which it operates, it could decrease demand for its products and services or require it to modify or restrict some of its products or services.

In addition to government activity, privacy advocacy groups, the technology industry and other industries have established or may establish various new, additional or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that ChargePoint will meet voluntary certifications or adhere to other standards established by them or third-parties. If ChargePoint is unable to

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maintain these certifications or meet these standards, it could reduce demand for its solutions and adversely affect its business.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject ChargePoint to penalties and other adverse consequences.

ChargePoint is subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the Anti-Bribery Act and possibly other anti-bribery and anti-money laundering laws in countries in which it conducts activities. It faces significant risks if it fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a materially adverse effect on ChargePoint’s reputation, business, operating results and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Failure to comply with laws relating to employment could subject ChargePoint to penalties and other adverse consequences.

ChargePoint is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable U.S. federal or state wage laws, or wage laws applicable to its employees outside of the United States. In addition, ChargePoint implemented a reduction in force and furloughed employees in 2020, and the attendant layoffs and/or furloughs could create an additional risk of claims being made on behalf of affected employees. Any violation of applicable wage laws or other labor-or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties which could have a materially adverse effect on ChargePoint’s reputation, business, operating results and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact ChargePoint’s financial results or results of operation.

ChargePoint and its operations, as well as those of ChargePoint’s contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. These laws may require ChargePoint or others in its value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on ChargePoint’s operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for ChargePoint’s operations or on a timeline that meets ChargePoint’s commercial obligations, it may adversely impact ChargePoint’s business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these

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laws, rules, regulations and permits may be unpredictable and may have material effects on ChargePoint’s business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with ChargePoint’s operations as well as other future projects, the extent of which cannot be predicted.

Further, ChargePoint currently relies on third-parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is ChargePoint’s or its contractors, may result in liability under environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, ChargePoint may not be able to secure contracts with third-parties to continue their key supply chain and disposal services for ChargePoint’s business, which may result in increased costs for compliance with environmental laws and regulations.

ChargePoint may face litigation and other risks as a result of the material weakness in its internal control over financial reporting and the restatement of its financial statements.

Following the issuance of the SEC’s Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021, the audit committee of the Board, after considering the recommendations of management, determined that it was appropriate to restate ChargePoint’s previously filed financial statements for the Non-Reliance Periods. See “—Risks Related to Legal Matters and Regulations—The Warrants are being accounted for as a warrant liability and are being recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of ChargePoint’s Common Stock.” As part of this restatement, ChargePoint identified a material weakness in its internal control over financial reporting.

As a result of such material weakness, such restatement, the change in accounting for the Warrants, and other matters raised or that may in the future be raised by the SEC, ChargePoint faces potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in its internal control over financial reporting and the preparation of its financial statements. As of the date of this prospectus, ChargePoint has no knowledge of any such litigation or dispute. However, ChargePoint can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on its business, results of operations and financial condition.

Risks Related to Ownership of ChargePoint’s Securities and this Offering

Concentration of ownership among ChargePoint’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of                 , 2021, ChargePoint’s directors, executive officers and their affiliates as a group beneficially own approximately     % of the outstanding Common Stock. As a result, these stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of the certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

ChargePoint has never paid cash dividends on its capital stock, and does not anticipate paying dividends in the foreseeable future.

ChargePoint has never paid cash dividends on its capital stock and currently intends to retain any future earnings to fund the growth of its business. Any determination to pay dividends in the future will be at the

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

discretion of the Board and will depend on financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant. As a result, capital appreciation, if any, of Common Stock will be the sole source of gain for the foreseeable future.

The price of ChargePoint’s Common Stock may be subject to wide fluctuations.

The trading price of the Common Stock will be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond ChargePoint’s control. These factors include:

•	actual or anticipated fluctuations in operating results;

•	failure to meet or exceed financial estimates and projections of the investment community or that ChargePoint provides to the public;

•	issuance of new or updated research or reports by securities analysts or changed recommendations for the industry in general;

•	announcements of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	changes in competitive factors;

•	operating and share price performance of other companies in the industry or related markets;

•	sales of shares of ChargePoint’s Common Stock into the market after the expiration of lock-up agreements described elsewhere in this prospectus or pursuant to the exercise of registration rights;

•	the timing and magnitude of investments in the growth of the business;

•	actual or anticipated changes in laws and regulations;

•	additions or departures of key management or other personnel;

•	increased labor costs;

•	disputes or other developments related to intellectual property or other proprietary rights, including litigation;

•	the ability to market new and enhanced solutions on a timely basis;

•	sales of substantial amounts of the Common Stock by the Board, executive officers or significant stockholders or the perception that such sales could occur;

•	changes in capital structure, including future issuances of securities or the incurrence of debt; and

•	general economic, political and market conditions.

In addition, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of ChargePoint’s Common Stock, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

The coverage of ChargePoint’s business or its securities by securities or industry analysts or the absence thereof could adversely affect the trading price and volume of ChargePoint’s Common Stock, Warrants and other securities.

The trading market for ChargePoint’s securities is influenced in part by the research and other reports that industry or securities analysts publish about ChargePoint or its business or industry from time to time.

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ChargePoint does not control these analysts or the content and opinions included in their reports. As a former shell company, ChargePoint may be slow to attract equity research coverage, and the analysts who publish information about ChargePoint’s securities will have had relatively little experience with ChargePoint, which could affect their ability to accurately forecast ChargePoint’s results and make it more likely that ChargePoint fails to meet their estimates. If no or few analysts commence equity research coverage of ChargePoint, the trading price and volume of ChargePoint’s securities would likely be negatively impacted. If analysts do cover ChargePoint and one or more of them downgrade its securities, or if they issue other unfavorable commentary about ChargePoint or its industry or inaccurate research, the trading price of ChargePoint’s Common Stock, Warrants and other securities would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on ChargePoint, it could lose visibility in the financial markets. Any of the foregoing would likely cause the trading price and volume of ChargePoint’s Common Stock, Warrants and other securities to decline.

Anti-takeover provisions contained in ChargePoint’s governing documents and applicable laws could impair a takeover attempt.

ChargePoint’s Second A&R Charter and Second A&R Bylaws afford certain rights and powers to the Board that could contribute to the delay or prevention of an acquisition that it deems undesirable. ChargePoint is also subject to Section 203 of the DGCL and other provisions of Delaware law that limit the ability of stockholders in certain situations to effect certain Mergers. Any of the foregoing provisions and terms that has the effect of delaying or deterring a change in control could limit the opportunity for stockholders to receive a premium for their shares of their Common Stock, and could also affect the price that some investors are willing to pay for the Common Stock.

ChargePoint’s Second A&R Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders’ ability to obtain a more favorable judicial forum for disputes with us or its directors, officers, employees or stockholders.

The Second A&R Charter requires, to the fullest extent permitted by law, that derivative actions brought on behalf of the Company, actions against current or former directors, officers, stockholders or, subject to certain exceptions, employees for breach of fiduciary duty and certain other actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of ChargePoint shall be deemed to have notice of and consented to the forum provisions in the certificate of incorporation. In addition, the Second A&R Charter and Second A&R Bylaws provide that, unless ChargePoint consents in writing to another forum, the federal district courts of the United States shall, to the fullest extent of the law, be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act.

In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. It is unclear whether this decision will be appealed, or what the final outcome of this case will be. ChargePoint intends to enforce this provision, but it does not know whether courts in other jurisdictions will agree with this decision or enforce it.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with ChargePoint or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the certificate of incorporation to be inapplicable or unenforceable in an action, ChargePoint may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

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Sales of a substantial number of shares of Common Stock by ChargePoint’s existing stockholders could cause the price of the Common Stock to decline.

Sales of a substantial number of shares of Common Stock in the public market could occur at any time following the expiration of the lock-up agreements entered into in connection with the Merger, the early release or amendment of these agreements or the perception in the market that the holders of a large number of shares of Common Stock intend to sell shares and could reduce the market price of Common Stock. Such lock-up agreements expire on August 26, 2021 unless earlier released or amended. The Board, in its sole discretion, may release all or some portion of the shares of Common Stock subject to such lock-up agreements at any time, for any reason and with or without notice. In contemplation of this offering, the selling securityholders who were subject to the transfer restrictions under these lock-up agreements were released from such restrictions in accordance with such agreements solely with respect to the portion of their securities offered for sale in this offering. See “Description of Securities—Lock-Up Agreements.”

In addition to the lock-up agreements that were executed in connection with the Merger which have been released to the extent necessary for the selling securityholders to participate in this offering, ChargePoint’s directors, executive officers and certain stockholders have entered into lock-up agreements with the representatives of the several underwriters, in connection with this offering, which expire 90 days from the date of this prospectus. The representatives may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements at any time, for any reason and with or without notice. See “Underwriting.”

As of April 30, 2021,                  shares of ChargePoint’s Common Stock or     % of all outstanding shares of its Common Stock were currently prohibited or otherwise restricted from being sold in the public market under securities laws or lock-up agreements entered into in connection with the Merger or this offering; however, subject to applicable securities law restrictions and the lock-up agreements referred to above, and excluding shares of Common Stock issued pursuant to the early exercise of unvested stock options that will remain unvested, the shares of Common Stock outstanding at the time of the closing of the Merger that are so restricted will be able to be sold in the public market under Rule 144 beginning on March 1, 2022. Shares issued upon the exercise of stock options outstanding under ChargePoint’s equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, a registration statement on Form S-8 and Rule 144 and Rule 701 under the Securities Act.

Moreover, as of                     , 2021, holders of                  shares of Common Stock and                  Warrants have rights, subject to conditions, to require us to file registration statements with the SEC covering such shares, Warrants or the shares underlying the Warrants or to include their shares in registration statements that ChargePoint may file for as described under “Description of Securities—Registration Rights.” 246,020,583 shares of Common Stock and 6,521,568 Private Warrants are included on a resale registration statement filed with the SEC that was declared effective by the SEC.

Sales of Common Stock in the public market as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that ChargePoint deems appropriate. These sales also could cause the trading price of Common Stock to fall and make it more difficult for you to sell shares of Common Stock.

Warrants are exercisable for our Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of April 30, 2021, the Public Warrants and the Private Placement Warrants were exercisable for 6,231,361 shares of Common Stock at a weighted average exercise price of $11.50 per share and the Legacy ChargePoint Warrants were exercisable for 37,663,726 shares of our Common Stock at a weighted-average exercise price of $6.91 per share. Any shares of our Common Stock issued upon exercise of the Public Warrants, the Private Placement Warrants and the Legacy ChargePoint Warrants will result in dilution to the then existing

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holders of Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

ChargePoint’s Warrants are being accounted for as a warrant liability and are being recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of ChargePoint’s Common Stock.

Under U.S. GAAP, ChargePoint is required to evaluate the Warrants to determine whether they should be accounted for as a warrant liability or as equity. ChargePoint has concluded that the Warrants contain provisions requiring liability classification. Therefore, as described in the financial statements of ChargePoint included herein, we are accounting for the Warrants as a warrant liability and are recording that liability at fair value upon issuance. We will record any subsequent changes in fair value as of the end of each period for which earnings are reported. The impact of changes in fair value on earnings may have an adverse effect on the market price of ChargePoint’s Common Stock and may cause fluctuations in its results of operations based on factors that are outside of its control.

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USE OF PROCEEDS

The selling securityholders will receive all net proceeds from the sale of the shares of Common Stock to be sold in this offering. We will not receive any of the proceeds from the sale of our Common Stock in this offering. We will, however, bear certain costs associated with the sale of shares by the selling securityholders, other than underwriting discounts and commissions.

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MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our Common Stock is currently listed on the NYSE under the symbols “CHPT.” Prior to the consummation of the Merger, our Common Stock was listed on the NYSE under the symbol “SBE.” Prior to the closing of the Merger, there was no established public trading market for Legacy ChargePoint’s Common Stock. As of                      , 2021, we had      shares of Common Stock issued and outstanding held of record by      holders, and warrants to purchase an aggregate of      shares of Common Stock outstanding held of record by      holders.

Dividends

We have not paid any cash dividends on the Common Stock to date. We expect to retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may in the future be limited by covenants of our then existing outstanding indebtedness.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis provides information which ChargePoint’s management believes is relevant to an assessment and understanding of ChargePoint’s consolidated results of operations and financial condition. The discussion should be read together with the audited consolidated financial statements and related notes and the unaudited condensed consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. ChargePoint’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

ChargePoint designs, develops and markets networked EV charging system infrastructure and its Cloud Services enable consumers the ability to locate, reserve, authenticate and transact EV charging sessions. As part of ChargePoint’s networked charging systems, subscriptions and other offerings, it provides an open platform that integrates with system hardware from ChargePoint and other manufacturers, connecting systems over an intelligent network that provides real-time information about charging sessions and control, support and management of the networked charging systems. This network provides multiple web-based portals for charging system owners, fleet managers, drivers and utilities.

ChargePoint generates revenue primarily through the sale of networked charging systems, Cloud Services and Assure, which are typically paid for upfront. Assure also includes proactive monitoring, fast response times, parts and labor warranty, expert advice and robust reporting. The CPaaS program combines the customer’s use of ChargePoint’s owned and operated systems with Cloud Services, Assure and other benefits available to subscribers into one subscription. ChargePoint targets three key customer markets: commercial, fleet and residential. Commercial customers have parking places largely within their workplaces. Fleet includes municipal buses, delivery and work vehicles, port/airport/warehouse and other industrial applications, ridesharing services, and is expected to eventually include, autonomous transportation. Residential includes single family homes and multifamily residences.

Since ChargePoint’s inception in 2007, it has been engaged in developing and marketing its networked charging systems, subscriptions and other offerings, raising capital and recruiting personnel. ChargePoint has incurred net operating losses and negative cash flows from operations every year since its inception. As of April 30, 2021, ChargePoint had an accumulated deficit of $597.1 million. ChargePoint has funded its operations primarily from sales of its solutions, with proceeds from the issuance of redeemable convertible preferred stock and common stock and borrowings under its loan facilities.

Recent Developments

Closing of Merger

On the Closing Date, Switchback consummated the previously announced merger with Merger Sub and ChargePoint, with ChargePoint surviving as the surviving company and as a wholly-owned subsidiary of Switchback. On the Closing Date, and in connection with the closing of the Merger (the “Closing”), Switchback changed its name to ChargePoint Holdings, Inc.

Pursuant to the terms of the Merger Agreement, each stockholder of ChargePoint received 0.9966 shares of the Company’s Common Stock and the contingent right to receive certain Earnout Shares, for each share of ChargePoint Common Stock, par value $0.0001 per share, owned by such ChargePoint stockholder that was

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outstanding immediately prior to the Closing (other than any shares of ChargePoint restricted stock). In addition, the PIPE Investors purchased an aggregate of 22,500,000 shares of Common Stock concurrently with the Closing for an aggregate purchase price of $225,000,000. Additionally, at the Closing, after giving effect to the forfeiture contemplated by the Founders Stock Letter, each outstanding share of the Company’s Class B common stock, par value $0.0001 per share, the Founder Shares, was converted into a share of Common Stock on a one-for-one basis and the Founder Shares ceased to exist.

In addition, pursuant to the terms of the Merger Agreement, at the Effective Time, (1) warrants to purchase shares of capital stock of ChargePoint were converted into warrants to purchase an aggregate of 38,761,031 shares of Common Stock and the contingent right to receive certain Earnout Shares, (2) options to purchase shares of common stock of ChargePoint were converted into options to purchase an aggregate of 30,135,695 shares of Common Stock and, with respect to vested options, the contingent right to receive certain Earnout Shares and (3) unvested restricted shares of common stock of ChargePoint that were outstanding pursuant to the “early exercise” of ChargePoint options were converted into an aggregate of 345,689 restricted shares of ChargePoint (“Restricted Shares”).

Also at the Closing, the Sponsor exercised its right to convert a portion of the working capital loans made by the Sponsor to Switchback into an additional 1,000,000 Private Warrants at a price of $1.50 per warrant in satisfaction of $1,500,000 principal amount of such loans.

During the time period between the Closing and the five-year anniversary of the Closing Date, eligible former equity holders could receive the Earnout Shares in three equal tranches if the volume-weighted average closing sale price of our Common Stock is greater than or equal to $15.00, $20.00 and $30.00 for any 10 trading days within any 20 consecutive trading day period (“Triggering Events”). On March 19, 2021, a total of approximately 17,539,667 Shares of Common Stock were released to eligible former equity holders of ChargePoint pursuant to the earnout shares provisions of the Merger Agreement, as the first two Triggering Events had been met. The Triggering Events were met by virtue of the volume-weighted average closing sale price of Common Stock having been greater than or equal to $15.00 and $20.00 for 10 trading days out of 20 consecutive trading days following the closing of the Merger. The holders of ChargePoint Common Stock (other than restricted stock), warrants and vested options as of the closing of the Merger received their pro rata portion of the Earnout Shares. These Earnout Shares are not subject to a lock-up agreement and may be sold publicly following receipt. On                      , 2021, a total of approximately      Shares of Common Stock were released to eligible former equity holders of ChargePoint pursuant to the earnout shares provisions of the Merger Agreement, as the third Triggering Event occurred on June 29, 2021. The third Triggering Event was met by virtue of the volume-weighted average closing sale price of Common Stock having been greater than or equal to $30.00 for 10 trading days out of 20 consecutive trading days following the closing of the Merger.

Key Factors Affecting Operating Results

ChargePoint believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Growth in EV Adoption

ChargePoint’s revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee of such future demand. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency. In addition, macroeconomic factors could

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impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles when the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact ChargePoint’s ability to increase its revenue or grow its business.

Competition

ChargePoint is currently a market leader in North America in the commercial Level 2 AC chargers. ChargePoint also offers chargers for use at home or multifamily settings, and high-power Level 3 DC Fast chargers for urban fast charging, corridor or long-trip charging and fleet applications. ChargePoint intends to expand its market share over time in its product categories, leveraging the network effect of its products and Cloud Services software. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, ChargePoint’s competition includes other types of alternative fuel vehicles and high fuel-economy gasoline powered vehicles. If ChargePoint’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Europe Expansion

ChargePoint operates in North America and selected countries in Europe. Europe is expected to be a significant contributor to ChargePoint’s revenue in future years. ChargePoint plans to use a portion of the proceeds from the Merger to increase its sales and marketing activities in Europe. ChargePoint is also positioned to grow its European business through existing partnerships with car leasing companies. In Europe, ChargePoint primarily competes with smaller providers of EV charging station networks. Many of these competitors have limited funding, which could cause poor experiences and have a negative impact on overall EV adoption in Europe. ChargePoint’s growth in Europe requires differentiating itself as compared to these existing competitors. If ChargePoint is unable to continue penetrating the market in Europe, its future revenue growth and profits may be impacted.

Fleet Expansion

ChargePoint’s future growth is highly dependent upon fleet applications. Because fleet operators often make large purchases of EVs volatility may be more pronounced, and any significant decline from these customers reduces ChargePoint’s potential for future growth.

Impact of New Product Releases and Investments in Growth

As ChargePoint introduces new products, its gross margins may be initially impacted by launch costs until its supply chain achieves targeted cost reductions such as the market introduction of its Level 3 DC Fast charger in fiscal year 2020. In addition, ChargePoint may accelerate its operating expenditures where it sees growth opportunities which may impact gross margin until upfront costs and inefficiencies are absorbed and normalized operations are achieved. ChargePoint also continuously evaluates and may adjust its operating expenditures based on its launch plans for its new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As ChargePoint attains higher revenue, it expects operating expenses as a percentage of total revenue to decrease as it scales and focuses on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The U.S. federal government, certain foreign governments and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire on

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specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. In particular, the credits under Section 30C of the Code which benefit investments in EV charging stations may be reduced or become unavailable if not extended in future years. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure ChargePoint offers.

ChargePoint also derives other revenue from fees received for transferring regulatory credits earned for participating in low carbon fuel programs in approved states. ChargePoint claims these regulatory credits only if they are not claimed by purchasers of its EV charging stations; only a small percentage of its customers currently elect to claim such credits. If a material percentage of its customers were to claim these regulatory credits, ChargePoint’s revenue from this source could decline significantly, which could have an adverse effect on its revenues and overall gross margin. Recently, ChargePoint has derived a slight majority of its other revenue from these regulatory credits, and ChargePoint expects revenue from this source as a percentage of other and total revenue will decline over time. Further, the availability of such credits depends on continued governmental support for these programs. If these programs are modified, reduced or eliminated, ChargePoint’s ability to generate this revenue in the future would be adversely impacted.

Impact of COVID-19

In December 2019, COVID-19 was first reported to the World Health Organization (“WHO”), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a decrease in EV sales in markets around the world.

As a result of the COVID-19 pandemic, ChargePoint initially modified its business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), implemented additional safety protocols for essential workers, implemented temporary cost cutting measures in order to reduce its operating costs, some of which it recently reversed, and it may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners.

While the ultimate duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted, such as the extent and effectiveness of containment actions and vaccinations, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic are likely to affect the rate of global infrastructure spending, such as work-from-home policies commercial customers are adopting, and could adversely affect demand for ChargePoint’s platforms, lengthen its sales cycles, reduce the value, renewal rate or duration of subscriptions, negatively impact collections of accounts receivable, reduce expected spending from new customers, cause some of its paying customers to go out of business and limit the ability of its direct sales force to travel to customers and potential customers, all of which could adversely affect its business, results of operations and financial condition during future periods.

Components of Results of Operations

Revenue

Networked Charging Systems

Networked charging systems revenue includes revenue related to the deliveries of EV charging system infrastructure, which include lower priced Level 1 home chargers typically sold to drivers, Level 2 AC chargers

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for commercial use and Level 3 DC Fast charging systems for urban/corridor charging and for fleet operators. A majority of ChargePoint’s networked charging systems revenue is derived from the sale of Level 2 AC chargers. ChargePoint recognizes revenue from sales of networked charging systems upon shipment to the customer, which is when the performance obligation has been satisfied.

Subscriptions

Subscriptions revenue consists of services related to Cloud, as well as extended maintenance service plans under Assure. Subscriptions revenue also consists of CPaaS revenue which combines the customer’s use of ChargePoint’s owned and operated systems with Cloud and Assure programs into a single subscription. CPaaS subscriptions contain a lease for the customer’s use of ChargePoint’s owned and operated systems unless the location allows it to receive incremental economic benefit from regulatory credits earned on that EV charging system. Lessor revenue relates to operating leases and historically has not been material. Subscriptions revenue is recognized over time on a straight-line basis as ChargePoint has a stand-ready obligation to deliver such services to the customer.

Other

Other revenue consists of fees received for transferring regulatory credits earned for participating in low carbon fuel programs in approved states, charging related fees received from drivers using charging sites owned and operated by ChargePoint, net transaction fees earned for processing payments collected on driver charging sessions at charging sites owned by its customers, and other professional services. Revenue from regulatory credits is recognized at the point in time the regulatory credits are transferred. Revenue from fees for owned and operated sites is recognized over time on a straight-line basis over the performance period of the service contract as ChargePoint has a stand-ready obligation to deliver such services. Revenue from driver charging sessions and charging transaction fees is recognized at the point in time the charging session or transaction is completed. Revenue from professional services is recognized as the services are rendered.

For the remainder of fiscal year 2022, ChargePoint expects revenue to grow in both networked charging systems and subscriptions due to increased demand in EV and its related charging infrastructure market.

Cost of Revenue

Networked Charging Systems

ChargePoint uses contract manufacturers to manufacture the majority of its networked charging systems. ChargePoint conducts the remainder of its manufacturing in-house. ChargePoint’s cost of revenue for the sale of networked charging systems includes the contract manufacturer costs of finished goods. For ChargePoint’s limited in-house production, cost of revenue for the sale of networked charging systems also includes parts, labor, manufacturing costs, and allocated facilities and information technology expenses. Cost of revenue for the sale of networked charging systems also consists of salaries and related personnel expenses, including stock-based compensation, warranty provisions, depreciation of manufacturing related equipment and facilities, amortization of capitalized internal-use software, and allocated facilities and information technology expenses. As revenue is recognized, ChargePoint accounts for estimated warranty cost as a charge to cost of revenue. The estimated warranty cost is based on historical and predicted product failure rates and repair expenses. Costs incurred for shipping and handling are recorded in cost of revenue.

Subscriptions

Cost of subscriptions revenue includes network and wireless connectivity costs for subscription services, field maintenance costs for Assure to support ChargePoint’s network of systems, depreciation of owned and operated systems used in CPaaS arrangements, amortization of capitalized internal-use software development

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costs, allocated facilities and information technology expenses, salaries and related personnel expenses, including stock-based compensation and third-party support costs to manage the systems and helpdesk services for drivers and site hosts.

Other

Cost of other revenue includes depreciation and other costs for ChargePoint’s owned and operated charging sites, salaries and related personnel expenses, including stock-based compensation, as well as costs of environmental and professional services.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue and gross margin is gross profit as a percentage of revenue. ChargePoint offers a range of networked charging systems products which vary widely in selling price and associated margin. Accordingly, ChargePoint’s gross profit and gross margin have varied and are expected to continue to vary from period to period due to revenue levels; geographic, vertical and product mix; new product introductions, and its efforts to optimize its operations and supply chain.

In the long term, improvements in ChargePoint’s gross profit and gross margin will depend on its ability to increase its revenue and continue to optimize its operations and supply chain. However, at least in the short term, as ChargePoint launches new networked charging systems products, grows its presence in Europe where it has not yet achieved economies of scale, and expands its solutions for its fleet customers, it expects gross margin to experience variability from period to period.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related personnel expenses, including stock-based compensation, for personnel related to the development of improvements and expanded features for ChargePoint’s services, as well as quality assurance, testing, product management, amortization of capitalized internal-use software, and allocated facilities and information technology expenses. Research and development costs are expensed as incurred.

ChargePoint expects its research and development expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future as it continues to invest in research and development activities to achieve its technology and product roadmap.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related personnel expenses, including stock-based compensation, sales commissions, professional services fees, travel, marketing and promotional expenses amortization of capitalized internal-use software and allocated facilities and information technology expenses.

ChargePoint expects its sales and marketing expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future while it continues to add sales and marketing personnel, expand its sales channels and expand in Europe.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses, including stock-based compensation, related to finance, legal and human resource functions, contractor and professional services fees, audit and compliance expenses, insurance costs, bad debt expenses, amortization of capitalized internal-use software and general corporate expenses, including allocated facilities and information technology expenses.

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ChargePoint expects its general and administrative expenses to increase in absolute dollars as it continues to grow its business. ChargePoint also expects to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for director and officer insurance, investor relations and legal, accounting and other professional services.

Interest Income

Interest income consists primarily of interest earned on ChargePoint’s cash, cash equivalents and short-term investments.

Interest Expense

Interest expense consists primarily of the interest on ChargePoint’s term loan which was paid off in March 2021.

Change in Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

Redeemable convertible preferred stock warrant liability is subject to remeasurement to fair value at each balance sheet date. Changes in fair value of redeemable convertible preferred stock warrant liability are recognized in the condensed consolidated statements of operations. ChargePoint adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants and conversion of redeemable convertible preferred stock into Common Stock.

Change in Fair Value of Common Stock Warrant Liabilities

Common stock warrant liabilities consist of Public Warrants and Private Warrants issued to the Sponsor, which ChargePoint assumed in connection with the Merger and are subject to remeasurement to fair value at each balance sheet date. ChargePoint expects to incur an incremental income (expense) in the condensed consolidated statements of operations for the fair value adjustments for the outstanding common stock warrant liabilities at the end of each reporting period or through the exercise of such warrants.

Change in Fair Value of Contingent Earnout Liability

Contingent earnout liability was accounted for as a liability as of the date of the Merger and remeasured to fair value until the Triggering Events for the first and second tranches occurred in March 2021 and the Earnout Shares were issued. In March 2021, the remaining Triggering Event for the third tranche was converted to be accounted for as equity.

Transaction Costs Expensed

Transaction costs consist of legal, accounting, underwriting fees and other costs that were directly related to the consummation of the Merger. Transaction costs related to the issuance of shares were recognized in stockholders’ equity (deficit) while costs associated with the warrant liabilities and non-capitalized amounts were expensed in the condensed consolidated statements of operations upon the completion of the Merger on February 26, 2021.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency transaction gains and losses.

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Provision for Income Taxes

ChargePoint’s provision for income taxes consists of an estimate of federal, state and foreign income taxes based on enacted federal, state and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. Due to the level of historical losses, ChargePoint maintains a valuation allowance against U.S. federal and state deferred tax assets as it has concluded it is more likely than not that these deferred tax assets will not be realized.

Results of Operations

Comparison of the Three Months Ended April 30, 2021 to the Three Months Ended April 30, 2020

The following table summarizes ChargePoint’s results of operations for the periods indicated:

	Three Months Ended April 30,		Period-over-Period Change Three Months Ended April 30, 2021 to 2020
	2021	2020
	(in thousands, except percentages)		Change ($)	Change (%)
Revenue
Networked charging systems	$26,800	$19,657	$7,143	36%
Subscriptions	10,824	9,004	1,820	20%
Other	2,886	4,115	(1,229)	(30)%

Total revenue	40,510	32,776	7,734	24%
Cost of revenue
Networked charging systems	23,742	18,616	5,126	28%
Subscriptions	5,640	4,773	867	18%
Other	1,911	1,623	288	18%

Total cost of revenue	31,293	25,012	6,281	25%

Gross profit	9,217	7,764	1,453	19%

Gross margin	23%	24%
Operating expenses
Research and development	25,374	18,026	7,348	41%
Sales and marketing	15,974	14,201	1,773	12%
General and administrative	14,467	5,089	9,378	184%

Total operating expenses	55,815	37,316	18,499	50%

Loss from operations	(46,598)	(29,552)	(17,046)	58%
Interest income	22	243	(221)	*
Interest expense	(1,499)	(835)	(664)	80%
Change in fair value of redeemable convertible preferred stock warrant liability	9,237	535	8,702	*
Change in fair value of common stock warrant liabilities	43,761	—	43,761	*
Change in fair value of contingent earnout liability	84,420	—	84,420	*
Transaction costs expensed	(7,031)	—	(7,031)	*
Other income (expense), net	15	(432)	447	*

Net income (loss) before income taxes	82,327	(30,041)	112,368	*
Provision for income taxes	38	57	19	*
Net income (loss)	$82,289	$(30,098)	$112,387	373%

*	Not Meaningful

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Revenue

Revenue increased by $7.7 million, or 24%, from $32.8 million during the three months ended April 30, 2020 to $40.5 million during the three months ended April 30, 2021, primarily attributable to an increase of $7.1 million in networked charging systems revenue. This increase was primarily attributable to higher volumes of systems delivered across both ChargePoint’s Level 1 home chargers and Level 3 DC Fast chargers as well as an increase in the average selling prices in some categories. Subscriptions revenue also increased by $1.8 million primarily due to growth in the number of charging systems connected to its network. These increases were partially offset by a decrease in other revenue of $1.2 million due to fewer regulatory credits transferred.

Cost of Revenue

Cost of revenue increased by $6.3 million, or 25%, from $25.0 million during the three months ended April 30, 2020 to $31.3 million during the three months ended April 30, 2021, primarily due to an increase of $5.1 million in networked charging systems cost of revenue caused by an increase in the number of charging system delivered. Subscriptions cost of revenue increased by $0.9 million as ChargePoint expanded its network and support capabilities, and other cost of revenue increased by $0.3 million primarily related to higher depreciation on owned and operated charging sites.

Gross Profit and Gross Margin

Gross profit increased by $1.5 million, or 19%, from $7.8 million during the three months ended April 30, 2020 to $9.2 million during the three months ended April 30, 2021. Gross margin decreased from 24% during the three months ended April 30, 2020 to 23% during the three months ended April 30, 2021. The decrease was primarily due to a decrease in other revenue in the form of regulatory credits transferred, which has higher gross margins.

Research and Development Expenses

Research and development expenses increased by $7.3 million, or 41%, from $18.0 million during the three months ended April 30, 2020 to $25.4 million during the three months ended April 30, 2021. The increase was primarily due to a $3.8 million increase in engineering personnel costs due to headcount growth as well as a $3.0 million increase in research materials and related operating expenses.

Sales and Marketing Expenses

Sales and marketing expenses increased by $1.8 million, or 12%, from $14.2 million during the three months ended April 30, 2020 to $16.0 million during the three months ended April 30, 2021, primarily due to an increase in personnel costs including payroll, benefit and sales commissions, resulting from headcount and, with respect to sales commissions, revenue growth.

General and Administrative Expenses

General and administrative expenses increased by $9.4 million, or 184%, from $5.1 million during the three months ended April 30, 2020 to $14.5 million during the three months ended April 30, 2021. The increase was primarily due to a $5.8 million increase in stock-based compensation and a $2.4 million increase in audit, legal and advisory fees mainly related to the closing of the Merger.

Interest Income

Interest income did not significantly fluctuate during the three months ended April 30, 2021 as compared to the three months ended April 30, 2020.

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Interest Expense

Interest expense increased by $0.7 million from $0.8 million for the three months ended April 30, 2020 to $1.5 million for the three months ended April 30, 2021. The increase was due to the prepayment charges associated with the settlement of the outstanding term loan. As of April 30, 2021, ChargePoint had no outstanding loans.

Change in Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

Change in fair value of redeemable convertible preferred stock warrant liability increased by $8.7 million from $0.5 million during the three months ended April 30, 2020 to $9.2 million during the three months ended April 30, 2021, due to changes in the fair value of ChargePoint’s redeemable convertible preferred stock through the date of the Merger. As of April 30, 2021, ChargePoint had no outstanding redeemable convertible preferred stock warrant liabilities.

Change in Fair Value of Common Stock Warrant Liabilities

ChargePoint recognized a change in fair value of common stock warrant liabilities of $43.8 million during the three months ended April 30, 2021 due to the decrease in the fair value of ChargePoint’s Common Stock during the period the warrants were outstanding.

Change in Fair Value of Contingent Earnout Liability

ChargePoint recognized a change in fair value of contingent earnout liability of $84.4 million for the three months ended April 30, 2021 due to the decrease in the fair value of ChargePoint’s Common Stock after ChargePoint announced the Merger.

Transaction Costs Expensed

ChargePoint expensed transaction costs that related to the warrant liabilities assumed as part of the Merger of $7.0 million, out of $36.5 million total, for the three months ended April 30, 2021 as a result of the consummation of the Merger.

Other Income (Expense), Net

Other income (expense) did not significantly fluctuate during the three months ended April 30, 2021 as compared to the three months ended April 30, 2020.

Provision for income taxes

The provision for income taxes did not significantly fluctuate during the three months ended April 30, 2021 as compared to the three months ended April 30, 2020.

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Comparison of the Fiscal Year Ended January 31, 2021 to the Fiscal Year Ended January 31, 2020 and the Fiscal Year Ended January 31, 2020 to the Fiscal Year Ended January 31, 2019

The following table summarizes ChargePoint’s results of operations for the periods indicated:

	Year Ended January 31,			Year-over-Year Change
	2021	2020	2019	2021 to 2020	Change (%)	2020 to 2019	Change (%)
	(in thousands, except percentages)			Change ($)		Change ($)
Revenue
Networked charging systems	$91,893	$101,012	$61,338	$(9,119)	(9)%	$39,674	65%
Subscriptions	40,563	28,930	22,504	11,633	40%	6,426	29%
Other	$14,034	$14,573	$8,188	$(539)	(4)%	$6,385	78%

Total revenue	146,490	144,515	92,030	1,975	1%	52,485	57%
Cost of revenue
Networked charging systems	87,083	105,940	59,928	(18,857)	(18)%	46,012	77%
Subscriptions	20,385	16,244	10,441	4,141	25%	5,803	56%
Other	6,073	4,289	2,157	1,784	42%	2,132	99%

Total cost of revenue	113,541	126,473	72,526	(12,932)	(10)%	53,947	74%

Gross profit	32,929	18,042	19,504	14,907	83%	(1,462)	(7)%

Gross margin	22%	12%	21%
Operating expenses
Research and development	75,017	69,464	50,510	5,553	8%	18,954	38%
Sales and marketing	53,002	56,997	56,411	(3,995)	(7)%	586	1%
General and administrative	25,922	23,945	17,870	1,977	8%	6,075	34%

Total operating expenses	153,941	150,406	124,791	3,535	2%	25,615	21%

Loss from operations	(120,992)	(132,364)	(105,287)	11,372	(9)%	(27,077)	26%
Interest income	315	3,245	1,402	(2,930)	(90)%	1,843	*
Interest expense	(3,253)	(3,544)	(3,690)	291	*	146	(4)%
Change in fair value of redeemable convertible preferred stock warrant liability	(73,125)	(875)	(388)	(72,250)	8,257%	(487)	*
Other income (expense), net	229	(565)	(5)	794	*	(560)	*

Net loss before income taxes	(196,826)	(134,103)	(107,968)	(62,723)	47%	(26,135)	24%
Provision for income taxes	198	224	119	(26)	*	105	*

Net loss	$(197,024)	$(134,327)	$(108,087)	$(62,697)	47%	$(26,240)	24%

*	Not Meaningful

Revenue

Revenue increased by $2.0 million or 1% from $144.5 million during the fiscal year ended January 31, 2020 to $146.5 million during the fiscal year ended January 31, 2021, primarily due to a $11.6 million increase in subscriptions revenue due to growth in the number of charging systems connected to ChargePoint’s network, while other revenue remained relatively unchanged. This increase was partially offset by a $9.1 million decrease

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in networked charging systems revenue. This decrease was attributable to a shift in product mix primarily due to the effects of the COVID-19 pandemic on ChargePoint’s business as fewer Level 2 AC and Level 3 DC Fast chargers were sold while more Level 1 chargers were sold which have lower average selling prices. While product mix shifted, overall sales volume remained consistent between the fiscal years ended January 31, 2021 and 2020.

Revenue increased by $52.5 million or 57% from $92.0 million during the fiscal year ended January 31, 2019 to $144.5 million during the fiscal year ended January 31, 2020, primarily due to a $39.7 million increase in networked charging systems revenue. This increase was primarily attributable to higher volumes of systems delivered across both ChargePoint’s Level 2 AC and Level 3 DC Fast chargers as well as an increase in its overall average selling prices due to increased volumes of its higher priced DC chargers. ChargePoint’s subscriptions revenue increased by $6.4 million primarily due to growth in the number of charging systems connected to its network while pricing remained relatively consistent. Other revenue increased by $6.4 million primarily due to increased number of regulatory credits transferred.

Cost of Revenue

Cost of revenue decreased by $12.9 million or 10% from $126.5 million during the fiscal year ended January 31, 2020 to $113.5 million during the fiscal year ended January 31, 2021, primarily due to a decrease of $18.9 million in networked charging systems cost of revenue resulting from cost optimization initiatives related to the Level 3 DC Fast charger and from a shift in product mix primarily due to the effects of the COVID-19 pandemic as more Level 1 chargers were sold at lower average cost while fewer Level 2 AC and Level 3 DC Fast chargers were sold. This decrease was partially offset by a $4.1 million increase in subscriptions cost of revenue as ChargePoint expanded its network and support capabilities, and a $1.8 million increase in other cost of revenue primarily related to higher depreciation on owned and operated charging sites.

Cost of revenue increased by $53.9 million or 74% from $72.5 million during the fiscal year ended January 31, 2019 to $126.5 million during the fiscal year ended January 31, 2020, primarily due to an increase of $46.0 million in networked charging systems cost of revenue resulting from growth in the number of systems delivered and the launch costs associated with the market introduction of its Level 3 DC Fast charging systems, a $5.8 million increase in subscriptions cost of revenue as it expanded its network and support capabilities, and a $2.1 million increase in other cost of revenue primarily due to higher depreciation on owned and operated charging sites.

Gross Profit and Gross Margin

Gross profit increased by $14.9 million, or 83% from $18.0 million during the fiscal year ended January 31, 2020 to $32.9 million during the fiscal year ended January 31, 2021. Gross margin increased to 22% during the fiscal year ended January 31, 2021 compared to 12% during the fiscal year ended January 31, 2020. The increase was primarily due to cost optimization initiatives related to the Level 3 DC Fast charger and an increase in subscriptions revenue due to growth in the number of charging systems connected to ChargePoint’s network, which have higher margin compared to other product offerings.

Gross profit decreased by $1.5 million, or 7% from $19.5 million during the fiscal year ended January 31, 2019 to $18.0 million during the fiscal year ended January 31, 2020. Gross margin decreased to 12% during the fiscal year ended January 31, 2020 compared to 21% during the fiscal year ended January 31, 2019. The decreases were primarily due to the launch costs associated with the continued market introduction of ChargePoint’s new Level 3 DC Fast charger, which have lower margins compared to other products.

Research and Development Expenses

Research and development expenses increased by $5.6 million or 8% from $69.5 million during the fiscal year ended January 31, 2020 to $75.0 million during the fiscal year ended January 31, 2021. The increase was

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primarily attributable to a $2.3 million increase in engineering personnel costs from due to headcount growth as well as a $3.8 million increase in allocated facilities and information technology expenses, partially offset by a $1.2 million decrease in travel costs in response to the COVID-19 pandemic.

Research and development expenses increased by $19.0 million or 38% from $50.5 million during the fiscal year ended January 31, 2019 to $69.5 million during the fiscal year ended January 31, 2020, primarily due to a $14.4 million increase in engineering personnel costs from due to headcount growth as ChargePoint expanded its product portfolio and the features of its Cloud Services software and a $4.3 million increase in allocated facilities and information technology expenses.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $4.0 million or 7% from $57.0 million during the fiscal year ended January 31, 2020 to $53.0 million during the fiscal year ended January 31, 2021, primarily attributable to reduced personnel costs and travel expenses in response to the COVID-19 pandemic.

Sales and marketing expenses increased by $0.6 million or 1% from $56.4 million during the fiscal year ended January 31, 2019 to $57.0 million during the fiscal year ended January 31, 2020, primarily due to an increase in personnel costs, including sales commissions, due to headcount growth, partially offset by a decrease in marketing and consulting expenses.

General and Administrative Expenses

General and administrative expenses increased by $2.0 million or 8% from $23.9 million during the fiscal year ended January 31, 2020 to $25.9 million during the fiscal year ended January 31, 2021. The increase was primarily attributable to a $3.7 million increase in audit, legal and advisory fees in connection with the Merger, and an increase in personnel costs partially offset by a $3.0 million legal provision incurred in the fiscal year ended January 31, 2020 which did not recur in the fiscal year ended January 31, 2021.

General and administrative expenses increased by $6.1 million or 34% from $17.9 million during the fiscal year ended January 31, 2019 to $23.9 million during the fiscal year ended January 31, 2020, primarily due to a $3.9 million increase in personnel costs due to headcount growth as ChargePoint expanded its corporate functions, and a $3.0 million increase in reserves for legal matters.

Interest Income

Interest income decreased by $2.9 million or 90% from $3.2 million during the fiscal year ended January 31, 2020 to $0.3 million during the fiscal year ended January 31, 2021. The decrease in interest income was attributable to a decline in market interest rates and a decline in the balance of short-term investments during the fiscal year ended January 31, 2021.

Interest income increased by $1.8 million from $1.4 million during the fiscal year ended January 31, 2019 to $3.2 million during the fiscal year ended January 31, 2020. The increase was primarily due to increased balances and market interest rates on ChargePoint’s interest-bearing investments.

Interest Expense

Interest expense did not significantly change during the fiscal year ended January 31, 2021 as compared to the fiscal year ended January 31, 2020, or during the fiscal year ended January 31, 2020 as compared to the fiscal year ended January 31, 2019.

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Change in Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

Change in fair value of redeemable convertible preferred stock warrant liability changed from $0.9 million during the fiscal year ended January 31, 2020 to $73.1 million during the fiscal year ended January 31, 2021 due to the increase in the fair value of ChargePoint’s Common Stock and redeemable convertible preferred stock after ChargePoint announced the Merger.

Change in fair value of redeemable convertible preferred stock warrant liability changed from $0.4 million during the fiscal year ended January 31, 2019 to $0.9 million during the fiscal year ended January 31, 2020, due to increased fair value of the redeemable convertible preferred stock warrant liability.

Other Income (Expense), Net

Other income (expense), net changed from $(0.6) million during the fiscal year ended January 31, 2020 to $0.2 million during the fiscal year ended January 31, 2021, and from $(5) thousand during the fiscal year ended January 31, 2019 to $(0.6) million during the fiscal year ended January 31, 2020, primarily due to the effects of foreign currency transactions.

Provision for income taxes

The provision for income taxes did not significantly fluctuate during the fiscal year ended January 31, 2021 as compared to the fiscal year ended January 31, 2020, or during the fiscal year ended January 31, 2020 as compared to the fiscal year ended January 31, 2019.

Liquidity and Capital Resources

Sources of Liquidity

ChargePoint incurred net losses and negative cash flows from operations since its inception which it anticipates will continue for the foreseeable future. To date, ChargePoint has funded its operations primarily with proceeds from the issuance of redeemable convertible preferred stock, borrowings under its loan facilities, customer payments and proceeds from the reverse capitalization. As of April 30, 2021, ChargePoint had cash, cash equivalents and restricted cash of $610.2 million. ChargePoint believes that its cash on hand, together with cash generated from sales to customers will satisfy its working capital and capital requirements for at least the next twelve months.

From inception to April 30, 2021, ChargePoint raised aggregate net cash proceeds of $615.7 million from the sale of shares of redeemable convertible preferred stock and $477.5 million from the Merger and the PIPE (as defined below).

Long-Term Liquidity Requirements

Until ChargePoint can generate sufficient revenue to cover its cost of sales, operating expenses, working capital and capital expenditures, it expects to primarily fund cash needs through a combination of equity and debt financing. If ChargePoint raises funds by issuing equity securities, dilution to existing stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of Common Stock. If ChargePoint raises funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of Common Stock. The terms of debt securities or borrowings could impose significant restrictions on ChargePoint’s operations. The capital markets have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

ChargePoint’s principal use of cash in recent periods has been funding its operations and investing in capital expenditures. ChargePoint’s future capital requirements will depend on many factors, including its revenue

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growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, expenses associated with its international expansion, the introduction of network enhancements and the continuing market adoption of its network. In the future, ChargePoint may enter into arrangements to acquire or invest in complementary businesses, products and technologies. ChargePoint may be required to seek additional equity or debt financing. In the event that ChargePoint requires additional financing, it may not be able to raise such financing on acceptable terms or at all. If ChargePoint is unable to raise additional capital or generate cash flows necessary to expand its operations and invest in continued innovation, it may not be able to compete successfully, which would harm its business, results of operations and financial condition. If adequate funds are not available, ChargePoint may need to reconsider its expansion plans or limit its research and development activities, which could have a material adverse impact on its business prospects and results of operations.

Cash Flows

For the Three Months Ended April 30, 2021 and 2020

The following table sets forth a summary of ChargePoint’s cash flows for the periods indicated:

	Three Months Ended April 30,
	2021	2020
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(37,539)	$(34,694)
Investing activities	(4,138)	39,631
Financing activities	505,988	446
Effects of exchange rates on cash, cash equivalents, and restricted cash	7	(56)

Net increase (decrease) in cash, cash equivalents, and restricted cash	$464,318	$5,327

Net Cash Used in Operating Activities

During the three months ended April 30, 2021, net cash used in operating activities was $37.5 million, consisting primarily of a net income of $82.3 million, fully offset by an increase in net operating assets of $2.2 million and non-cash charges of $117.6 million. The increase in net operating assets was primarily due to a $6.2 million increase in prepaid expenses and other assets, a $5.0 million decrease in accrued and other liabilities, a $3.5 million decrease in accounts payable and a $0.4 million decrease in operating lease liabilities, largely offset by a $7.8 million increase in deferred revenue and a $4.9 million decrease in inventories. The non-cash charges primarily consisted of $84.4 million change in fair value of contingent earnout liability, $43.8 million change in fair value of common stock warrant liabilities and $9.2 million change in fair value of redeemable convertible preferred stock warrant liability, partially offset by $7.6 million of stock-based compensation expense, $7.0 million of transaction costs expensed, $2.7 million of depreciation and amortization expense, and $1.0 million of non-cash operating lease cost.

During the three months ended April 30, 2020, net cash used in operating activities was $34.7 million, consisting primarily of a net loss of $30.1 million and an increase in net operating assets of $8.4 million, partially offset by non-cash charges of $3.8 million. The increase in net operating assets was primarily attributable to a $10.3 million decrease in accounts payable, a $4.1 million increase in inventories, a $1.9 million decrease in operating lease liabilities, a $1.9 million decrease in accrued and other liabilities and a $1.2 million increase in prepaid expenses and other assets, largely offset by a $9.2 million decrease in accounts receivable, net and $1.8 million increase in deferred revenue. The non-cash charges primarily consisted of $2.3 million of depreciation and amortization expense, $0.9 million of stock-based compensation expense and $0.8 million of

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non-cash operating lease cost, partially offset by $0.5 million change in fair value of redeemable convertible preferred stock warrant liability.

Net Cash Provided By (Used In) Investing Activities

During the three months ended April 30, 2021, net cash used in investing activities was $4.1 million for purchases of property and equipment.

During the three months ended April 30, 2020, net cash provided by investing activities was $39.6 million, consisting of maturities of investments of $42.4 million, partially offset by purchases of property and equipment of $2.8 million.

Net Cash Provided by Financing Activities

During the three months ended April 30, 2021, net cash provided by financing activities was $506.0 million, consisting of net proceeds from Merger and PIPE financing of $481.5 million and proceeds from the exercise of warrants of $73.3 million, partially offset by repayment of borrowings of $36.1 million and taxes paid related to net share settlement of earnout shares of $12.8 million.

During the three months ended April 30, 2020, net cash provided by financing activities was $0.4 million from proceeds from exercises of vested and unvested stock options.

For the Fiscal Years Ended January 31, 2021, 2020, and 2019

The following table sets forth a summary of ChargePoint’s cash flows for the periods indicated:

	Year Ended January 31,
	2021	2020	2019
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(91,846)	$(87,936)	$(100,546)
Investing activities	35,530	(61,899)	(16,297)
Financing activities	128,913	17,158	233,798
Effects of exchange rates on cash, cash equivalents, and restricted cash	141	132	(101)

Net increase (decrease) in cash, cash equivalents and restricted cash	$72,738	$(132,545)	$116,854

Net Cash Used in Operating Activities

During the fiscal year ended January 31, 2021, net cash used in operating activities was $91.8 million, consisting primarily of a net loss of $197.0 million, partially offset by a decrease in net operating assets of $10.2 million and non-cash charges of $95.0 million. The decrease in net operating assets was due to a $17.2 million increase in deferred revenue, a $11.6 million increase in accrued and other liabilities and a $3.3 million decrease in accounts receivable, net due to increased collections, largely offset by a $8.9 million increase in prepaid expenses and other assets, a $9.6 million increase in inventories, a $2.8 million decrease in operating lease liabilities and a $0.5 million decrease in accounts payable. The non-cash charges primarily consisted of a $73.1 million change in the fair value of redeemable convertible preferred stock warrant liability, $10.1 million of depreciation and amortization expense, $4.9 million of stock-based compensation expense and $3.8 million of non-cash operating lease cost.

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During the fiscal year ended January 31, 2020, net cash used in operating activities was $87.9 million, consisting primarily of a net loss of $134.3 million, partially offset by a decrease in net operating assets of $29.1 million and non-cash charges of $17.3 million. The decrease in net operating assets was primarily attributable to a $27.6 million increase in deferred revenue from customer prepayments for subscriptions as ChargePoint’s business expanded and a $15.7 million increase in accounts payable, partially offset by a $8.7 million increase in accounts receivable, net, a $3.0 million increase in prepaid expenses and other assets, a $1.5 million increase in inventories and a $1.2 million decrease in operating lease liabilities. The non-cash charges primarily consisted of $7.7 million of depreciation and amortization expense, $3.1 million of non-cash operating lease costs, as well as $2.9 million of stock-based compensation expense.

During the fiscal year ended January 31, 2019, net cash used in operating activities was $100.5 million, consisting primarily of a net loss of $108.1 million and an increase in net operating assets of $1.6 million, partially offset by non-cash charges of $9.1 million. In net operating assets, a $2.7 million increase in accounts receivable, net, a $19.5 million increase in inventories, a $1.8 million increase in prepaid expenses and other assets and a $1.1 million decrease in accounts payable were primarily offset by a $10.8 million increase in accrued and other liabilities and a $12.7 million increase in deferred revenue as ChargePoint’s business expanded. The non-cash charges primarily consisted of $4.1 million of depreciation and amortization expense, $1.7 million of stock-based compensation expense and $1.1 million of inventory reserves.

Net Cash Provided By (Used In) Investing Activities

During the fiscal year ended January 31, 2021, net cash provided by investing activities was $35.5 million, consisting of maturities of investments of $47.0 million, partially offset by purchases of property and equipment of $11.5 million.

During the fiscal year ended January 31, 2020, net cash used in investing activities was $61.9 million, consisting of purchases and maturities of investments of $47.0 million and purchases of property and equipment of $14.9 million.

During the fiscal year ended January 31, 2019, net cash used in investing activities was $16.3 million, consisting of purchases of property and equipment of $14.8 million and cash paid for an acquisition, net of cash acquired of $1.5 million.

Net Cash Provided by Financing Activities

During the fiscal year ended January 31, 2021, net cash provided by financing activities was $128.9 million, consisting of net proceeds from the issuance of ChargePoint redeemable convertible preferred stock of $95.5 million, proceeds from the issuance of common stock warrants of $31.5 million and proceeds from exercises of vested and unvested stock options of $5.9 million, partially offset by $4.0 million of payment of deferred transaction costs.

During the fiscal year ended January 31, 2020, net cash provided by financing activities was $17.2 million, consisting of net proceeds from the issuance of ChargePoint redeemable convertible preferred stock of $14.8 million, proceeds from the issuance of common stock warrants of $0.2 million and proceeds from exercises of vested and unvested stock options of $2.2 million.

During the fiscal year ended January 31, 2019, net cash provided by financing activities was $233.8 million, consisting of net proceeds from the issuance of redeemable convertible preferred stock of $215.2 million, proceeds from the issuance of common stock warrants of $1.5 million, net proceeds from issuance of debt of $34.0 million and proceeds from exercises of vested and unvested stock options of $1.4 million, partially offset by repayment of debt of $18.2 million.

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Off-Balance Sheet Arrangements

ChargePoint is not a party to any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table summarizes ChargePoint’s contractual obligations and commitments as of January 31, 2021:

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(in thousands)
Net cash (used in) provided by:
Operating lease obligations	$4,719	$9,457	$7,985	$13,855	$36,016
Term Loan	11,667	23,333	—	—	35,000
Purchase commitments	61,691	2,422	—	—	64,113

	$78,077	$35,212	$7,985	$13,855	$135,129

ChargePoint enters into purchase commitments that include purchase orders and agreements in the normal course of business with contract manufacturers, parts manufacturers, vendors for research and development services and outsourced services.

In March 2021, the Company repaid the entire loan balance of $35.0 million plus accrued interest and prepayment fees of $1.2 million. The purchase commitments as of April 30, 2021 were $100.5 million. ChargePoint’s contractual obligations have not otherwise changed significantly since January 31, 2021.

Critical Accounting Policies and Estimates

The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires ChargePoint to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses. ChargePoint evaluates its estimates and assumptions on an ongoing basis, and base its estimates on historical experience and on various other assumptions that ChargePoint believes to be reasonable under the circumstances, the results of which form the basis for the judgments ChargePoint makes about the carrying value of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from these estimates. Making estimates and judgments about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond ChargePoint’s control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on ChargePoint’s results of operations, financial position and statement of cash flows.

While ChargePoint’s significant accounting policies are described in more detail in Note 2 to its consolidated financial statements included elsewhere in this prospectus, it believes the following accounting policies and estimates to be most critical to the preparation of its consolidated financial statements.

Revenue Recognition

On February 1, 2019, ChargePoint adopted ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), as amended, using the modified retrospective method applied to contracts which were not completed as of that date. ChargePoint recognizes revenue using the five-step model in determining revenue recognition: (a) identification of the contract, or contracts, with a customer; (b) identification of the performance obligations in the contract; (c) determination of the transaction price; (d) allocation of the transaction price to the

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performance obligations in the contract; and (e) recognition of revenue when, or as, it satisfies a performance obligation.

ChargePoint enters into contracts with customers that regularly include promises to transfer multiple products and services, such as charging systems, software subscriptions, extended maintenance, and professional services. For arrangements with multiple products and services, ChargePoint evaluates whether the individual products and services qualify as distinct performance obligations. In ChargePoint’s assessment of whether products and services are a distinct performance obligation, it determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires ChargePoint to assess the nature of each of its networked charging systems, subscriptions and other offerings and how they are provided in the context of the contract, including whether they are significantly integrated which may require judgment based on the facts and circumstances of the contract.

The transaction price for each contract is determined based on the amount ChargePoint expects to be entitled to receive in exchange for transferring the promised products or services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees ChargePoint charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third-parties such as sales taxes, which are collected on behalf of and remitted to governmental authorities, or driver fees, collected on behalf of customers who offer public charging for a fee.

When agreements involve multiple distinct performance obligations, ChargePoint accounts for individual performance obligations separately if they are distinct. ChargePoint applies significant judgment in identifying and accounting for each performance obligation, as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. ChargePoint determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices and its overall pricing objectives, while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, ChargePoint estimates the SSP using the residual approach.

Areas of Judgment and Estimates

Determining whether the networked charging systems, Cloud, Assure and professional services are considered distinct performance obligations that should be accounted for separately or as a single performance obligation requires significant judgment. In reaching its conclusion, ChargePoint assesses the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated which may require judgment based on the facts and circumstances of the contract.

Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgment. ChargePoint determines SSP using observable pricing when available, which takes into consideration market conditions and customer specific factors while maximizing observable inputs. When observable pricing is not available, ChargePoint first allocates to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory levels are analyzed periodically and

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written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected demand. ChargePoint analyzes current and future product demand relative to the remaining product life to identify potential excess inventories. These forecasts of future demand are based upon historical trends and analysis as adjusted for overall market conditions. Inventory write-downs are measured as the difference between the cost of the inventory and its net realizable value, and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Stock-based Compensation

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make certain assumptions and judgments. These estimates involve inherent uncertainties, and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded. Stock-based compensation is measured at the grant date, based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, on a straight-line basis over the requisite service period. ChargePoint estimates the forfeiture rate based on the historical experience at the date of grant and revises it, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For performance-based stock options issued, the value of the award is measured at the grant date as the fair value of the award and is expensed over the requisite service period, using the accelerated attribution method, once the performance condition becomes probable of being achieved. These inputs are subjective and generally required significant analysis and judgment to develop.

The determination of the grant date fair value of stock option awards issued is affected by a number of variables, including the fair value of ChargePoint’s underlying Common Stock, its expected Common Stock price volatility over the term of the option award, the expected term of the award, risk-free interest rates, and the expected dividend yield of ChargePoint Common Stock.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Year Ended January 31,
	2021	2020	2019
Expected volatility	49.1% – 51.6%	40.3% – 40.9%	40.9% – 41.6%
Risk-free interest rate	0.3% – 1.6%	1.4% – 2.4%	2.7% – 2.9%
Dividend rate	0.0%	0.0%	0.0%
Expected term (in years)	5.6 – 5.8	5.0 – 5.9	6.1 – 6.4

Expected Volatility. The volatility rate was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the ChargePoint’s business corresponding to the expected term of the awards.

ChargePoint also grants stock-based awards to non-employees. Therefore, ChargePoint estimates the fair value of non-employee stock options using a Black-Scholes valuation model with appropriate assumptions.

Dividend Yield. The expected dividend yield is zero as ChargePoint has never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Risk Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

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Expected Term. The expected term represents the period that ChargePoint’s stock-based awards are expected to be outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.

Common Stock Valuation

The fair value of ChargePoint Common Stock has historically been determined by the Board with the assistance of management.

In the absence of a public trading market for ChargePoint Common Stock, on each grant date, ChargePoint has developed an estimate of the fair value of ChargePoint Common Stock based on the information known on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of ChargePoint Common Stock, and in part on input from contemporaneous third-party valuations.

ChargePoint’s valuations of ChargePoint Common Stock was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions used to determine the estimated fair value of ChargePoint Common Stock are based on numerous objective and subjective factors, combined with management’s judgment, including:

•	contemporaneous third-party valuations of its common stock;

•	external market conditions affecting the EV industry and trends within the industry;

•	the rights, preferences and privileges of ChargePoint redeemable convertible preferred stock relative to those of ChargePoint Common Stock;

•	the prices at which it sold shares of ChargePoint redeemable convertible preferred stock and ChargePoint Common Stock;

•

the prices paid in secondary transactions involving its capital stock and the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange, such as transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to its financial information;

•	its financial condition and operating results, including its levels of available capital resources;

•	the progress of its research and development efforts, its stage of development and business strategy;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of ChargePoint given prevailing market conditions;

•	the history and nature of its business, industry trends and competitive environment;

•	the lack of marketability of ChargePoint Common Stock;

•	equity market conditions affecting comparable public companies; and

•	general U.S. and global market conditions.

In determining the fair value of ChargePoint Common Stock, ChargePoint established the enterprise value of its business using the market approach and the income approach. ChargePoint also estimated the enterprise value by reference to the closest round of equity financing preceding the date of the valuation if such financing took place around the valuation date. Under the income approach, forecasted cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over multiple years based on forecasted financial information provided by ChargePoint’s management and a terminal value for the residual period beyond the discrete forecast, which are discounted at its estimated weighted-average

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cost of capital to estimate its enterprise value. Under the market approach, a group of guideline publicly-traded companies with similar financial and operating characteristics to ChargePoint are selected, and valuation multiples based on the guideline public companies’ financial information and market data are calculated. Based on the observed valuation multiples, an appropriate multiple was selected to apply to ChargePoint’s historical and forecasted revenue results.

In allocating the equity value of ChargePoint’s business among the various classes of equity securities prior to July 2020, it used the option pricing model (“OPM”) method, which models each class of equity securities as a call option with a unique claim on its assets. The OPM treats ChargePoint Common Stock and redeemable convertible preferred stock as call options on an equity value with exercise prices based on the liquidation preference of its redeemable convertible preferred stock. The Common Stock is modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after its redeemable convertible preferred stock is liquidated. The exclusive reliance on the OPM until July 2020 was appropriate when the range of possible future outcomes was difficult to predict and resulted in a highly speculative forecast.

Since July 2020, ChargePoint used a hybrid method utilizing a combination of the OPM and the probability weighted expected return method (“PWERM”). The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for ChargePoint, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the Common Stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the Common Stock. ChargePoint considered three different scenarios: (a) a transaction with a special purpose acquisition company, (b) remaining a private company and (c) an acquisition by another company. Under the hybrid method, ChargePoint used the OPM, the if-converted method, and the liquidation method to allocate the equity value of its business among the various classes of stock. The if-converted method presumes that all shares of ChargePoint redeemable convertible preferred stock convert into ChargePoint Common Stock based upon their conversion terms and differences in the rights and preferences of the share of ChargePoint redeemable convertible preferred stock are ignored. The liquidation method presumes payment of proceeds in accordance with the liquidation terms of each class of stock.

After the allocation to the various classes of equity securities, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common stock. A DLOM was meant to account for the lack of marketability of a stock that was not publicly-traded. In making the final determination of Common Stock value, consideration was also given to recent sales of Common Stock.

Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding ChargePoint’s expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact ChargePoint’s valuations as of each valuation date and may have a material impact on the valuation of ChargePoint Common Stock.

Redeemable Convertible Preferred Stock Warrant Liability

Warrants to purchase shares of Series B, D and E redeemable convertible preferred stock are classified as a liability as the underlying ChargePoint redeemable convertible preferred stock is considered redeemable and may require ChargePoint to transfer assets upon exercise. The Warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of the ChargePoint redeemable convertible preferred stock warrant liability are recognized in ChargePoint’s consolidated statements of operations. ChargePoint will continue to adjust the liability for changes in fair value until the exercise or expiration of the warrants, conversion of ChargePoint redeemable convertible preferred

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stock into ChargePoint Common Stock or until the ChargePoint redeemable convertible preferred stock is otherwise no longer redeemable. At that time, the ChargePoint redeemable convertible preferred stock warrant liability will be reclassified to ChargePoint redeemable convertible preferred stock or additional paid-in capital, as applicable.

Income Taxes

ChargePoint utilizes the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities reflect the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. ChargePoint makes estimates, assumptions and judgments to determine its provision for its income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. ChargePoint assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes that recovery is not likely, it establishes a valuation allowance.

ChargePoint recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits which, as of the date of this prospectus, have not been material, are recognized within provision for income taxes.

Recent Accounting Pronouncements

See Note 2 of ChargePoint’s consolidated financial statements included elsewhere in this prospectus for more information regarding recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

ChargePoint is exposed to market risk for changes in interest rates applicable to its short-term investments. ChargePoint had cash, cash equivalents and restricted cash totaling $610.2 million as of April 30, 2021. Cash equivalents and short-term investments were invested primarily in money market funds and U.S. treasury bills. ChargePoint’s investment policy is focused on the preservation of capital and supporting its liquidity needs. Under the policy, ChargePoint invests in highly rated securities, issued by the U.S. government or liquid money market funds. ChargePoint does not invest in financial instruments for trading or speculative purposes, nor does it use leveraged financial instruments. ChargePoint utilizes external investment managers who adhere to the guidelines of its investment policy. A hypothetical 10% change in interest rates would not have a material impact on the value of ChargePoint’s cash, cash equivalents or short-term investments.

Foreign Currency Risk

ChargePoint has foreign currency risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact ChargePoint’s net loss. A hypothetical

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decrease in all foreign currencies against the U.S. dollar of 10% would not result in a material foreign currency loss on foreign-denominated balances, as of April 30, 2021. As ChargePoint’s foreign operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, ChargePoint does not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Internal Control Over Financial Reporting

In connection with the preparation and audit of ChargePoint’s consolidated financial statements as of January 31, 2021 and 2020 and for the fiscal years ended January 31, 2021, 2020 and 2019, material weaknesses were identified in its internal control over financial reporting. See the subsection titled “Risk Factors—Financial, Tax and Accounting-Related Risks—ChargePoint has identified material weaknesses in its internal control over financial reporting.”

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. ChargePoint is an “emerging growth company” as defined in Section 2(A) of the Securities Act, as amended, and has elected to take advantage of the benefits of this extended transition period.

ChargePoint has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date it (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare ChargePoint financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 2 of the accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements of ChargePoint included elsewhere in this prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the fiscal years ended January 31, 2021, 2020 and 2019 and for the three months ended April 30, 2021.

In addition, ChargePoint intends to continue to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, ChargePoint intends to rely on such exemptions, it is not required to, among other things: (a) provide an auditor’s attestation report on its system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

ChargePoint will remain an emerging growth company under the JOBS Act until the earliest of (a) January 31, 2026, the last day of our fiscal year following the fifth anniversary of ChargePoint’s initial public

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offering, (b) the last date of its fiscal year in which it has a total annual gross revenue of at least $1.07 billion, (c) the date on which it is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

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BUSINESS

ChargePoint is a leading EV charging network provider committed to enabling the electrification of mobility for all people and goods. Years before EVs were widely available, ChargePoint envisioned a new way of fueling, conveniently located where drivers live, work and play. By pioneering networked EV charging, ChargePoint has helped make electrified mobility a reality with consumers and fleets rapidly adopting EVs. With 13 years of focused development, over 5,000 existing commercial customers and over $1.1 billion of capital raised from a diversified set of high-profile investors from automotive, energy, manufacturing and venture funding, ChargePoint is driving the shift to electric mobility by providing charging solutions in North America and Europe for all segments, including commercial (e.g., retail, workplace, parking, recreation, education and highway fast charge), fleet (e.g., delivery, logistics, motorpool, transit and shared mobility) and residential (e.g., homes, apartments and condos).

Major auto manufacturers have committed to electrification and large battery EVs are winning the day across vehicle categories. ChargePoint’s networked solutions can charge EV passenger cars or fleet vehicles regardless of manufacturer. ChargePoint believes it should benefit from the broader electrification trend without needing to identify which vehicle brands, traditional or more recent “born electric” entrants, will be successful. ChargePoint believes it will continue to grow proportionally to EV market growth due to the fact that for almost a decade ChargePoint charging port (electrified parking space) growth in North America has correlated closely with new passenger EV sales in North America (as illustrated below). Passenger EV sales are expected to increase from 2.7% of new vehicles sold in 2019 to 41.9% in 2030 in the United States and Europe according to the BNEF Report. Additional factors propelling this shift to electrification include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. Accordingly, the BNEF Report projects that the cumulative EV charging infrastructure investment in North America and Europe is expected to be approximately $120 billion by 2030 and increase to approximately $305 billion by 2040.

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ChargePoint Growth Generally Proportional to EV Penetration

Source: Historical EV sales from InsideEVs, Baum and BNEF. Future EV sales projections from BNEF. Note: ChargePoint FY runs 2/1 – 1/31. Passenger EV sales reflect CY for simplicity

The ChargePoint Model for EV Fueling

Because vehicles spend most of their time parked and electricity is pervasively and safely distributed, fueling can shift to a model where vehicles charge while their drivers are doing something else and the locations where the vehicle is parked will offer fueling with charging speeds matched to the natural parking duration of vehicles at the site. With the exception of occasional drives beyond a vehicle’s battery range, EV charging is primarily a top-up model and fueling is transitioning from being a chore commonly performed by having to make a dedicated stop to being conveniently located where drivers live, work and play. For example, EV drivers might top-up with Level 2 AC charging while parked at a shopping center for a few hours, but choose Level 3 DC Fast charging for occasional road trips. ChargePoint offers a platform of products, cloud software subscriptions, support, warranty coverage and professional services enabling turn-key development of charging at any location.

ChargePoint’s founders understood that the widespread adoption of electric mobility required a more sustainable, efficient and convenient fueling infrastructure. Fueling with electricity is expected to be less expensive, more sustainable and more convenient than traditional liquid fueling. Further, EV charging does not present all of the same environmental risks of liquid fueling, as it does not involve the storage and potential release of hydrocarbons at the fueling site. ChargePoint believes the development and expanding capacity of renewable energy sources, including wind and solar, can play an increasing and complementary role in electric mobility as the world becomes more electrified and continues to shift to clean energy.

ChargePoint is tackling this growing addressable market one parking lot at a time with a business model it believes is unique in the industry in that it (a) encourages businesses and fleets to directly invest in charging infrastructure, therefore crowdsourcing the buildout of charging infrastructure, (b) is designed to deliver consistent revenue aligned closely to EV sales growth and (c) provides a quality experience for businesses and drivers that yields significant network effects. ChargePoint sells charging solutions in the form of networked hardware and recurring software subscriptions and services primarily sold to commercial and fleet customers. With rare exceptions, ChargePoint does not own charging sites or stations, monetize driver access to stations or monetize the sale of energy. In other words, ChargePoint does not depend on utilization rates and site selections; hence, ChargePoint believes there is limited direct competition with other charging players such as EVgo,

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Electrify America, Volta and Blink in the United States. Because customers own the charging infrastructure, ChargePoint can focus its resources on product development, customer acquisition and public policy to drive innovation, competition and customer choice in the market.

For 13 years, ChargePoint has been optimizing its operating model, combining high quality charging hardware and software subscriptions with turn-key support and parts and labor warranty services that are among the most comprehensive on the market. ChargePoint believes this approach is unique in the industry, creates significant network effects and, when combined with ChargePoint’s first mover advantage, provides the potential for recurring revenue. ChargePoint’s user experience is designed to generate high driver satisfaction and awareness and to keep site hosts engaged and loyal. This creates a virtuous cycle of brand awareness, recurring software revenue and meaningful charging footprint growth with existing customers (with the opportunity for high land and expand rates), all supported by mass market EV adoption.

The Portfolio

ChargePoint primarily generates revenue through the sale of networked charging hardware, combined with its Cloud Services billed as an annual subscription. Access to the Cloud Services is available through each charging port. Its extended parts and labor warranty, Assure, is also offered as an annual subscription. ChargePoint offers both an upfront sale of the charging stations with subsequent payment for Cloud Services and Assure or CPaaS in which charging station hardware, Cloud Services and Assure are bundled into an annual subscription payment.

•

Hardware Portfolio Powered by Software. While software is at the center of a scaled EV fueling network, ChargePoint believes it offers among the industry’s best in hardware for both Level 2 AC and Level 3 DC Fast charging. It does not sell these solutions without a Cloud Services subscription. The ChargePoint portfolio includes solutions for many use cases and was designed from the ground up with the software in mind. ChargePoint’s solutions deliver differentiated features and high efficiency in power and footprint, with a modular and scalable architecture that is created for high availability, easy expansion and serviceability. ChargePoint thoroughly tests its products, including compatibility checks for different types of EVs, for a range of functional, climate and environmental conditions and for high,

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long-term reliability. ChargePoint’s stations are available with customizable video and signage options for customers who want to promote their brand.

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Advanced Cloud Services to Scale Charging Infrastructure. ChargePoint’s network, sold as a Cloud Services subscription, enables commercial and fleet customers to manage charging in their parking lots and depots. Features are tuned for a variety of settings. Retailers can optimize for foot traffic and loyalty, employers can make fueling an efficient benefit to attract talent and parking operators can vary pricing to reflect market conditions. Cloud Services capabilities include the following:

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Station and site host management, making charging accessible to the public or select users, simplifying management of multiple charging sites and their parking policies, enabling sub-hosts, delivery of analytics, utilization reporting, remote diagnosis and updates with the latest software features.

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Host pricing and payment remittance capabilities, enabling site hosts to set pricing, including support for pricing scenarios (by driver group, time of day, idle status, energy dispensed, by session, etc.). Remittance is possible to one or many accounts.

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Energy management, enabling stations to share circuits, oversubscribe electrical panels to add more ports beyond the peak electrical capacity and support the creation of advanced groups and rules, which enable energy use policies. Energy management can be integrated with support for building load management and integration with utility load management programs.

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Driver management tools, enabling convenience features including specific user access via the ChargePoint connections system, the creation of driver groups to support a site host policy and the waitlist feature for drivers to reserve a place in line, among other features.

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•

Integration with route planning systems for fleets, enabling on-budget deadline scheduling in accordance with energy rate structures and on-site energy storage. On-site and on-route charging are supported and fueling payment is facilitated by integration with leading fuel cards.

ChargePoint believes that as EV penetration rises, so does the importance of Cloud Services to help manage charging complexity. Some examples include:

•	The ability for commercial customers to adjust the rate at which vehicles charge to match the natural parking duration at the site and to avoid peak or demand charges.

•

Charging infrastructure made available to the public during the day can be reserved for private fleets at night. Fleet software integrations also offer load control, charging scheduling and alerts to reduce cost and improve reliability. The software is designed to integrate with fuel management systems, fleet operations software and vehicle telematics to enable seamless integration into fleet processes.

•

Ecosystem integrations enable drivers to access charging functionality via in-vehicle infotainment systems, consumer mobile applications, payment systems, mapping tools, home automation assistants, fleet fuel cards, wearables and residential utility programs.

All ChargePoint commercial ports are integrated into one network available to drivers who can use the ChargePoint mobile application to find charging locations, check availability, start sessions, pay for charging, use their ChargePoint account to roam across networks, access preferential pricing and loyalty offers and track the

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estimated avoidance of CO2 emissions in comparison to the use of liquid fuel, though this does not account for any emissions associated with the generation of the electricity used to charge the EV at the commercial ports.

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Parts and Labor Warranty Subscriptions and Customer Support Foster Loyalty. ChargePoint offers Assure services which include proactive monitoring, fast response times, parts and labor warranty, expert advice and robust reporting. ChargePoint also provides phone support in multiple languages to both site hosts and drivers. Rising EV adoption creates more awareness and utilization. ChargePoint believes the quality of the ChargePoint experience generates driver satisfaction and therefore encourages customers to purchase additional networked chargers and software, creating a virtuous cycle of growth from customers expanding their charging capacity.

Go to Market Strategy

ChargePoint sells networked charging solutions in North America and Europe and has over 5,000 existing commercial customers including 72% of the 2021 Fortune 50 list of companies. It is focused on three key markets: commercial, fleet and residential.

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•

Commercial: Commercial businesses already own or lease parking and many wish to electrify some or all of these parking spaces. These include retail centers, offices, medical complexes, schools, airports, convenience stores, recreation centers and fast fueling sites, among others. ChargePoint believes commercial businesses view charging as essential and invest to attract tenants, employees, customers and visitors, generate direct and indirect income, reduce expenses and achieve sustainability goals. ChargePoint believes commercial businesses choose ChargePoint based on solution completeness (they are not responsible for being the integrator or support agent for drivers) and the quality that comes from designing hardware, software and services together. Customers benefit from drivers typically being familiar with ChargePoint including access to a free, top-rated application, around-the-clock support, integration to popular mapping platforms, payment systems and wearables. Brand awareness, education and demand marketing programs generate sales opportunities. The commercial market is accessed via a direct sales force (inside and field teams) and by channel partners.

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Fleet: Fleet customers are organizations that operate vehicle fleets in delivery/logistics, sales/service/ motorpool shared transit and ridesharing service operators. ChargePoint believes these customers choose to electrify their fleets for economic reasons, as the comparative total cost of ownership compellingly favors electrification. EV charging solutions can help them design and fuel operations, manage operating costs and achieve sustainability goals. ChargePoint provides a flexible architecture of networked charging stations, software subscriptions, professional services, support, monitoring and parts and labor warranties needed to run electrified depots at scale. The fleet market is accessed via a direct sales force and a curated set of channel partners.

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Residential: ChargePoint offers residential EV charging solutions for drivers in single-family residences who want the convenience of fueling at home with the ability to optimize energy costs and full integration with the same mobile application they use for charging away from home. Residential charging solutions include the capability to manage grid load in conjunction with utility programs and EV fueling rate programs. Single family residential opportunities are accessed by direct marketing to the consumer using proprietary and third-party e-commerce platforms. For apartments and condominium settings, ChargePoint offers landlords and owner associations the ability to offer charging billed directly to the tenant. ChargePoint also offers customer support around-the-clock and in multiple languages. This residential aspect is accessed via marketing and direct and channel partners.

With its capital light business model, ChargePoint is able to allocate its capital strategically in research and development, marketing and sales and public policy.

•	Research and Development. With a singular focus on EV charging for 13 years, ChargePoint now offers a complete set of solutions for most EV charging use cases in North America and Europe.

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Go to Market. ChargePoint has built a global marketing and sales engine, with an established sales channel, digital marketing capability and substantial direct sales. ChargePoint has focused on category

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awareness, consistent branding and customer acquisition. ChargePoint also has nationwide and local partners who sell, install and maintain ChargePoint solutions.

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Public Policy. ChargePoint has also supported early and sustained investments in policy and utility relationships. ChargePoint advocates for policies that advance electric mobility and ensure a healthy industry with a focus on competition, innovation and customer choice, including:

•	Support for vehicle policy and climate action, such as zero emission vehicle requirements, fossil fuel bans and transit electrification directives;

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Partnership with North America’s leading utilities to scale the new electric fueling network, including enabling the resale of electricity, securing fast charging-friendly tariffs, protecting site host choice, developing make-ready programs, creating rebate programs and informing utility commission decisions and legislation; and

•	Reduction in barriers to infrastructure deployment including construction costs, permitting, building codes and right to charge policies for renters and tenants.

ChargePoint operates in all segments of EV charging in North America and Europe and offers a broad set of solutions for EV applications, including home, multi-family, residential, hospitality, workplace, commercial, fast charging and fleet. However, there are “point solutions” that ChargePoint may compete with at a category level or in a given geography (e.g. Level 2 AC workplace charging in the United States). ChargePoint does not directly compete with charging asset owners or charging networks that monetize the driver. Rather, it makes solutions available to them for purchase as a platform to enable their services.

Growth Strategies

ChargePoint estimates it had over a 70% market share in publicly available networked Level 2 AC charging in North America as of April 30, 2021. ChargePoint began European operations in late 2017 and currently operates in 16 European countries. It expects significant market opportunities for fleet solutions as fleet EVs begin to arrive in more meaningful volume in coming years. ChargePoint believes that the breadth and quality of its networked EV charging solutions, market share and driver awareness typically leads to customer loyalty, whereby they typically choose to expand their charging footprint with ChargePoint as EV penetration rises and/or charging utilization at their location increases. Over the years, ChargePoint’s customers typically renew their cloud subscriptions and expand the number of charging ports they purchase from ChargePoint. Additional growth results from the breadth of ecosystem integrations ChargePoint has enabled that keep the brand top of mind with drivers, including in-vehicle infotainment systems, consumer mobile applications, payment systems, mapping tools, home automation assistants, fleet fuel cards, wearables and residential utility programs.

ChargePoint’s growth strategies to continue to scale networked EV charging are as follows:

•	Accelerate new product offerings. ChargePoint intends to maintain its leadership position with continued efficient investment in product development.

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Invest incrementally in marketing and sales. In both North America and Europe, ChargePoint intends to continue to attract new customers and pursue a “land-and-expand” model which encourages existing customers to increase their charging footprint over time as EV penetration increases. ChargePoint will also fund more CPaaS opportunities for commercial and fleet customers.

•	Pursue strategic acquisitions. ChargePoint will continue to explore potential high-quality acquisition opportunities.

Manufacturing

ChargePoint designs its products in-house and outsources production to an assortment of contract manufacturers based in the United States, Mexico and Europe. The majority of its hardware products are

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manufactured in Mexico. Components are sourced from a number of global suppliers, with concentrations in the United States and Asia. ChargePoint deploys a global supply chain management team that works proactively with piece part and final assembly supply partners. That supply management team readies factories for new products, puts in place and monitors quality control points, plans ongoing production, issues purchase orders and coordinates deliveries to distribution hubs that ChargePoint manages in North America and Europe.

Government Regulation and Incentives

State, regional and local regulations for installation of EV charging stations vary from jurisdiction to jurisdiction and may include permitting requirements, inspection requirements, licensing of contractors and certifications as examples. Compliance with such regulation(s) may cause installation delays.

OSHA

ChargePoint is subject to the Occupational Safety and Health Act of 1970, as amended (“OSHA”). OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to ChargePoint’s operations. ChargePoint is in full compliance with OSHA regulations.

NEMA

The National Electrical Manufacturers Association (“NEMA”) is the association of electrical equipment and medical imaging manufacturers. NEMA provides a forum for the development of technical standards that are in the best interests of the industry and users, advocacy of industry policies on legislative and regulatory matters, and collection, analysis, and dissemination of industry data. All of ChargePoint’s products comply with the NEMA standards that are applicable to such products.

CAFE Standards

The regulations mandated by the Corporate Average Fuel Economy (“CAFE”) standards set the average new vehicle fuel economy, as weighted by sales, that a manufacturer’s fleet must achieve. Although ChargePoint is not a car manufacturer and are thus not directly subject to the CAFE standards, ChargePoint believes such standards may have a material effect on its business. The Energy Independence and Security Act of 2007 raised the fuel economy standards of America’s cars, light trucks and sport utility vehicles to a combined average of at least 35 miles per gallon by 2020—a 10 miles per gallon increase over 2007 levels—and required standards to be met at maximum feasible levels through 2030. Building on the success of the first phase of the National Program, the second phase of fuel economy and global warming pollution standards for light duty vehicles covers model years 2017–2025. These standards were finalized by the U.S. Environmental Protection Agency (“EPA”) and NHTSA in August 2012. These standards would have required a reduction in average carbon dioxide emissions of new passenger cars and light trucks to 163 grams per mile (g/mi) in model year 2025. Manufacturers may choose to comply with these standards by manufacturing more EVs which would mean that more charging stations of the type ChargePoint manufactures will be needed.

However, in April 2020, EPA and NHTSA finalized the Safer Affordable Fuel-Efficient Vehicles Rule, which reformulated the required reductions, establishing average carbon dioxide emissions of new passenger cars and light trucks of 240 g/mi in model year 2026. Several states and groups have announced intentions to sue the U.S. government over this reformulation, so the final CAFE standards cannot currently be predicted with any certainty. However, to the extent fuel-efficiency standards are decreased, this may result in less demand for EVs and, in turn, charging stations of the type ChargePoint manufactures.

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Waste Handling and Disposal

ChargePoint is subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, CERCLA, also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third-parties to act in response to threats to the public health or the environmental and to seek to recover from the responsible classes of persons the costs they incur. ChargePoint may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

ChargePoint also generates solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of ChargePoint’s products are excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion, or if the requirements for the exclusion change, ChargePoint may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or ChargePoint’s ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect ChargePoint’s operating expenses.

Similar laws exist in other jurisdictions where ChargePoint operates. Additionally, in the EU, ChargePoint is subject to the Waste Electrical and Electronic Equipment Directive (“WEEE Directive”). The WEEE Directive provides for the creation of collection scheme where consumers return waste electrical and electronic equipment to merchants, such as ChargePoint. If ChargePoint fails to properly manage such waste electrical and electronic equipment, it may be subject to fines, sanctions, or other actions that may adversely affect ChargePoint’s financial operations.

Research and Development

ChargePoint has invested a significant amount of time and expense into research and development of its networked charging platform technologies. ChargePoint’s ability to maintain its leadership position depends in part on its ongoing research and development activities. ChargePoint’s research and development team is responsible for the design, development, manufacturing and testing of its products. ChargePoint focuses its efforts on developing its charging hardware and developing the technology to support ChargePoint’s software subscriptions and support services.

ChargePoint’s hardware research and development is principally conducted at its headquarters in Campbell, California. As of January 31, 2021, ChargePoint had 360 full-time employees in total engaged in its research and development activities.

Intellectual Property

ChargePoint relies on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect its

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proprietary rights. ChargePoint’s success depends in part upon its ability to obtain and maintain proprietary protection for ChargePoint’s products, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing ChargePoint’s proprietary rights.

As of January 31, 2021, ChargePoint had 76 U.S. patents issued, 19 U.S. pending non-provisional patent applications and 2 U.S. pending provisional patent applications. Additionally, ChargePoint had 17 issued foreign patents (Canada, Japan, Australia, New Zealand, China, Taiwan and Korea) and 9 foreign patent applications currently pending in various foreign jurisdictions. In addition, as of January 31, 2021, there were 2 pending Patent Cooperation Treaty (PCT) applications. These patents relate to various EV charging station designs and/or EV charging functionality. Such issued patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2024 and 2041, excluding any additional term for patent term adjustments. ChargePoint cannot be assured that any of its patent applications will result in the issuance of a patent or whether the examination process will require ChargePoint to narrow the scope of the claims sought. ChargePoint’s issued patents, and any future patents issued to ChargePoint, may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and may not prove to be enforceable inactions against alleged infringers.

ChargePoint enters into agreements with its employees, contractors, customers, partners and other parties with which it does business to limit access to and disclosure of its technology and other proprietary information. ChargePoint cannot be certain that the steps it has taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of ChargePoint’s technology and other proprietary information, including by third-parties who may use its technology or other proprietary information to develop products and services that compete with ChargePoint’s. Moreover, others may independently develop technologies that are competitive with ChargePoint or that infringe on, misappropriate or otherwise violate its intellectual property and proprietary rights, and policing the unauthorized use of ChargePoint’s intellectual property and proprietary rights can be difficult. The enforcement of ChargePoint’s intellectual property and proprietary rights also depends on any legal actions ChargePoint may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when ChargePoint’s rights have been infringed, misappropriated or otherwise violated.

ChargePoint intends to continue to regularly assess opportunities for seeking patent protection for those aspects of its technology, designs and methodologies that ChargePoint believes provide a meaningful competitive advantage. However, ChargePoint’s ability to do so may be limited until such time as it is able to generate cash flow from operations or otherwise raise sufficient capital to continue to invest in ChargePoint’s intellectual property. For example, maintaining patents in the United States and other countries requires the payment of maintenance fees which, if ChargePoint is unable to pay, may result in loss of its patent rights. If ChargePoint is unable to do so, its ability to protect its intellectual property or prevent others from infringing its proprietary rights may be impaired.

Competition

North America

ChargePoint is currently a market leader in North America in the commercial Level 2 AC chargers. ChargePoint also offers Level 1 power chargers for use at home or multifamily settings and high-power Level 3 DC Fast chargers for urban fast charging, corridor or long-trip charging and fleet applications. Furthermore, ChargePoint’s competition includes other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles.

In addition, there are other means for charging EVs, which could affect the level of demand for onsite charging capabilities at businesses. For example, Tesla continues to build out its supercharger network across the United States for its vehicles, which could reduce overall demand for EV charging at other sites. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on premise EV charging capability as well as for home charging. In addition, many EV manufacturers are offering home charging equipment which could reduce the demand for onsite charging capabilities if EV owners find charging at home to be sufficient.

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Europe

ChargePoint primarily competes with smaller providers of EV charging station networks for installations, particularly in Europe. Large early stage markets, such as Europe, require early engagement across verticals and customers to gain market share, requires ongoing efforts to scale channels, installers, teams and processes. Some European customers require solutions not yet available and ChargePoint’s recent entrance into Europe requires establishing itself as compared to existing competitors, many of which have been in the market for a substantial amount of time. In addition, there are multiple competitors in Europe with limited funding, which could cause poor experiences, hampering overall EV adoption or trust in any particular provider.

ChargePoint believes the primary factors on which it competes include:

•	variety and quality of product offerings;

•	product performance;

•	software functionality for its network;

•	ease of use;

•	brand awareness;

•	quality of support;

•	size and scale of network; and

•	scale of operations.

ChargePoint believes it competes favorably with respect to each of these factors.

Facilities

ChargePoint’s headquarters are located in Campbell, California where it currently leases approximately 72,000 square feet of office space under a lease that expires on August 31, 2029. ChargePoint believes this space is sufficient to meet its needs for the foreseeable future and that any additional space ChargePoint may require will be available on commercially reasonable terms. ChargePoint also maintains facilities in Amsterdam, the Netherlands; Gurgaon, India; Scottsdale, Arizona; and Reading, United Kingdom, as well as smaller sales offices in the United States and Europe.

Employees

ChargePoint strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse work force. As of January 31, 2021, ChargePoint had 834 employees, 360 of whom were engaged in research and development activity. Most of ChargePoint’s employees are located in the United States, although it has additional employees in Europe and India. As a result of the COVID-19 pandemic, most of ChargePoint’s employees are currently working remotely, although ChargePoint expects that when the COVID-19 pandemic subsides, its employees will return to work at its facilities noted above. None of ChargePoint’s employees are represented by a labor union and ChargePoint believes it maintains good relations with its employees.

Legal Proceedings

ChargePoint is not party to any material legal proceedings. From time to time, ChargePoint may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on ChargePoint because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

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Management

Executive Officers and Directors

The table below lists our directors and executive officers along with each person’s age as of the date of this prospectus and any other position that such person holds.

Name	Age	Position(s)
Executive Officers
Pasquale Romano	55	President, Chief Executive Officer and Director
Christopher Burghardt	47	Managing Director, Europe
Rebecca Chavez	43	General Counsel and Secretary
Michael Hughes	53	Chief Commercial and Revenue Officer
Rex Jackson	61	Chief Financial Officer
Colleen Jansen	49	Chief Marketing Officer
Lawrence Lee	47	Senior Vice President, Operations and Support
Bill Loewenthal	58	Senior Vice President, Product
Eric Sidle	46	Senior Vice President, Engineering
Non-Employee Directors
Roxanne Bowman	54	Director(3)
Bruce Chizen	65	Director(2)(3)
Axel Harries	56	Director
Jeffrey Harris	65	Director(1)
Susan Heystee	59	Director(1)
Mark Leschly	52	Director(2)(3)
Michael Linse	46	Director(2)
Neil S. Suslak	62	Director(1)
G. Richard Wagoner Jr	68	Director(1)

(1)	Member of the audit committee.
(2)	Member of the compensation and organizational development committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Pasquale Romano. Mr. Romano has served as ChargePoint’s President and Chief Executive Officer and a member of the Board since the closing of the Merger and has held the same positions at Legacy ChargePoint since February 2011. Prior to ChargePoint, Mr. Romano co-founded 2Wire, Inc., a provider of broadband service delivery platforms, where he served as its President and Chief Executive Officer from October 2006 until July 2010 when 2Wire, Inc. was acquired by Pace plc. In 1989, he co-founded Fluent, Inc., a digital video networking company and served as its Chief Architect until the company was sold to Novell Corporation in 1993. Mr. Romano holds an A.B. in Computer Science from Harvard University and an M.S. from Massachusetts Institute of Technology. We believe Mr. Romano is qualified to serve as a member of our Board due to his extensive executive management and technology industry leadership experience.

Christopher Burghardt. Mr. Burghardt has served as ChargePoint’s Managing Director for Europe since the closing of the Merger and has held the same position at Legacy ChargePoint since November 2017. Prior to ChargePoint, Mr. Burghardt served as Head of Policy and Communications, EMEA for Uber Technologies, Inc., from September 2016 to November 2017. Mr. Burghardt served in senior management positions at First Solar, Inc., a provider of solar panels and utility-scale photovoltaic power plants in Europe, from September 2009 to September 2016, most recently as Managing Director and Vice President of Business Development and Sales from May 2014 to September 2016. He also served as Vice President of Corporate Affairs for Western Europe,

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among other roles, at Anheuser-Busch InBev. Mr. Burghardt has served as a founding board member for ChargeUp Europe, an EV charging industry alliance, since its inception in March 2020. He holds a B.A. from the University of Sussex and the Institut d’Etudes Politiques of Aix-en-Provence, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.A. from the College of Europe.

Michael Hughes. Mr. Hughes has served as ChargePoint’s Chief Revenue Officer since the closing of the Merger and has held the same position at Legacy ChargePoint since August 2019. Prior to ChargePoint, Mr. Hughes served as Senior Vice President of Worldwide Sales and Services for Barracuda Networks, Inc., a provider of security, networking and storage products, from June 2009 to August 2019. Before Barracuda Networks, Inc., Mr. Hughes served as Vice President of Sales for Asempra Technologies, a provider of one click, instant recovery solutions for Microsoft® Exchange, SQL and Windows File Servers. Mr. Hughes also serves as a board advisor for technology start-ups in the areas of data residency and security, threat intelligence and multi-cloud container data management. He holds a B.S. in Marketing from Miami University and an M.B.A. from the University of Michigan.

Rex Jackson. Mr. Jackson has served as ChargePoint’s Chief Financial Officer since the closing of the Merger and has held the same position at Legacy ChargePoint since May 2018. Prior to ChargePoint, Mr. Jackson served as chief financial officer of Gigamon, Inc., a developer of network and security visibility solutions, from October 2016 to April 2018 through its go-private transaction. Mr. Jackson served as Chief Financial Officer of Rocket Fuel Inc., an advertising technology company, from March 2016 to October 2016. Prior, Mr. Jackson served as Chief Financial Officer of JDS Uniphase Corporation (“JDSU”), a provider of network and service enablement solutions and optical products for service providers, cable operators and network equipment manufacturers, from January 2013 to September 2015, where he drove the separation of JDSU into two independent public companies (Lumentum Holdings Inc./Viavi Solutions) in August 2015. Mr. Jackson joined JDSU in January 2011 as Senior Vice President, Business Services, with responsibility for corporate development, legal, corporate marketing and information technology. Prior to JDSU, Mr. Jackson served as Chief Financial Officer of Symyx Technologies from 2007 to 2010, where he led the company’s acquisition of MDL Information Systems and subsequent merger of equals with another public company. Previously, Mr. Jackson also served as acting Chief Financial Officer for Synopsys, Inc. and General Counsel at Avago, AdForce and Read-Rite. Mr. Jackson holds a B.A. from Duke University and a J.D. from Stanford Law School.

Colleen Jansen. Ms. Jansen has served as ChargePoint’s Chief Marketing Officer since the closing of the Merger and has held the same position at Legacy ChargePoint since July 2016. Prior to ChargePoint, she served as Vice President of Marketing at Jive Software, a provider of enterprise collaboration solutions, from April 2014 to September 2015. Prior, Ms. Jansen served as Senior Director of Global Consumer Marketing, among other roles, at LinkedIn, the world’s leading professional network, from 2011 to 2014. Previously, she served as Vice President Marketing at Yahoo, a consumer internet company as well as in leadership roles in public companies and privately-funded start-ups focused on software. Ms. Jansen has served as a member of the board of directors of CALSTART since February 2020. She holds a B.S. in Business Administration from California State University, Fresno.

Lawrence Lee. Mr. Lee has served as ChargePoint’s Senior Vice President of Operations and Services since the closing of the Merger and has held the same position at Legacy ChargePoint since November 2018. Prior to ChargePoint, Mr. Lee served in several roles over nine years at Apple, Inc., a multinational technology company that designs, develops and sells consumer electronics, computer software and online services, including as Director of New Product Introduction, from June 2015 to October 2018. Prior to Apple, Mr. Lee served as Senior Operations Manager for Brooks Automation, a worldwide provider of semiconductor manufacturing solutions and life science sample-based services and solutions. Mr. Lee holds a B.S. in Mechanical Engineering from Texas A&M University, an M.S. in Mechanical Engineering and an M.B.A. from the University of California, Berkeley.

Bill Loewenthal. Mr. Loewenthal has served as ChargePoint’s Senior Vice President, Product since the closing of the Merger and has held the same position at Legacy ChargePoint since July 2018. Prior to

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ChargePoint, Mr. Loewenthal served as Vice President of Product Portfolio Management at Avaya, a provider of business communication solutions, from July 2017 until February 2018. Since 2010, Mr. Loewenthal held various roles at audio communications leader Poly (formerly Plantronics), including from February 2012 to February 2016 when he served as Vice President Enterprise Solutions. His career includes leadership roles in public and startup companies with an emphasis on hardware and software solutions. Mr. Loewenthal holds a B.S. from San Jose State University.

Eric Sidle. Mr. Sidle has served as ChargePoint’s Senior Vice President of Engineering since the closing of the Merger and has held the same position at Legacy ChargePoint since September 2018. Prior to ChargePoint, Mr. Sidle served in several leadership roles at NIO, a manufacturer of electric vehicles, including Senior Director of Autonomous Driving Hardware, from December 2017 to August 2018 and as Director of Hardware and Advanced Technologies from December 2016 to December 2017. Before NIO, Mr. Sidle led multiple teams in special projects as well as Mac development at Apple, Inc., a multinational technology company that designs, develops and sells consumer electronics, computer software, and online services, from September 2011 to December 2016. He holds a B.S. in Electrical Engineering from the University of Illinois at Urbana-Champaign.

Rebecca Chavez. Ms. Chavez has served as ChargePoint’s General Counsel and Secretary since the closing of the Merger and has held the same position at Legacy ChargePoint since February 2021. Prior to ChargePoint, Ms. Chavez served in various legal leadership roles at Palo Alto Networks, Inc., a global cybersecurity company, including serving as the Vice President, Deputy General Counsel, Corporate, Securities and M&A, from November 2018 to February 2021, Associate General Counsel and Senior Director, Corporate and Securities, from November 2016 to November 2018 and Director, Corporate and Securities, from August 2015 to November 2016. Prior to joining Palo Alto Networks, Inc., she served as Associate General Counsel, Finance & Governance at Levi Strauss & Co., an American clothing company, from April 2013 to July 2015. Ms. Chavez began her legal career working at Morrison & Foerster LLP followed by Sidley Austin LLP. Ms. Chavez holds a B.A. in Latin American Studies and M.A. in Education from Stanford University and a J.D. from the University of California, Davis School of Law.

Non-Employee Directors

Roxanne Bowman. Ms. Bowman has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since August 2019. Ms. Bowman has served as Operating Executive at NMS Capital, a private investment firm, since March 2019. From September 2013 to November 2018, Ms. Bowman served as Chief Executive Officer of PowerTeam Services, LLC, a gas and electric utility service provider. Ms. Bowman holds a B.S. in Electrical Engineering from Clemson University and an M.B.A. from the Pamplin College of Business at Virginia Polytechnic Institute and State University. We believe Ms. Bowman is qualified to serve as a member of our Board based on her wide-ranging experience in management, sales, marketing and strategic planning within the utilities industry.

Bruce Chizen. Mr. Chizen has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since December 2014. Mr. Chizen is currently an independent consultant and has served as Senior Adviser to Permira Advisers LLP, a private equity fund, since July 2008, and as a Venture Partner at Voyager Capital, a venture capital firm, since August 2009. He has also served as an Operating Partner for Permira Growth Opportunities, a private equity fund since June 2018. From 1994 until 2008, Mr. Chizen served in a number of positions at Adobe Systems Incorporated, a provider of design, imaging and publishing software, including as its Chief Executive Officer from 2000 until 2007, President from 2000 until 2005, acting Chief Financial Officer from 2006 until 2007 and Strategic Advisor from 2007 until 2008. Mr. Chizen currently serves as a director of Synopsys, Inc. and Oracle Corporation. Mr. Chizen holds a bachelor’s degree from Brooklyn College, City University of New York. We believe Mr. Chizen is qualified to serve as a member of our Board based on his extensive leadership experience in digital media and software.

Axel Harries. Mr. Harries has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since October 2016. Mr. Harries has served as Vice

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President of Product Management and Sales for Mercedes-Benz AG since June 2017. Prior to this, from June 1993 to June 2017, Mr. Harries held several roles at Daimler AG, including leading the Connected, Autonomous, Shared & Services and Electric Drive unit, which is responsible for all-electric vehicle architecture from July 2016 to June 2017 and Quality Management of Mercedez-Benz Cars from July 2014 until July 2016 and Head of the G-Wagon Business Unit at Mercedes-Benz Cars from July 2008 until June 2014. Mr. Harries has served as a member of the board of Carwow and Mercedes-Benz USA since July 2019 and June 2017, respectively. Mr. Harries studied product engineering with finance and management accounting at Furtwangen University, Germany. We believe Mr. Harries is qualified to serve as a member of our Board based on his extensive management experience in the automotive industry and knowledge of Europe’s auto charging market.

Jeffrey Harris. Mr. Harris has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since December 2018. In 2012, Mr. Harris founded Global Reserve Group LLC, a financial advisory and investment firm focused primarily on the energy and technology industries. In addition, he has been a Venture Partner of Quantum Energy Partners since 2012. Previously, Mr. Harris was a managing director of Warburg Pincus LLC, a private equity firm, from 1983 until 2011. Mr. Harris currently serves as a director of Knoll, Inc., InterPrivate Acquisition Corp. and several private companies. Mr. Harris holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School. We believe Mr. Harris is qualified to serve as a member of our Board based on his extensive financial expertise and knowledge of the energy industry and clean technology.

Susan Heystee. Ms. Heystee has served as a member of the Board since May 2021. Since September 2018, Ms. Heystee has served as a member of the Ouster, Inc. board of directors, and she currently also serves as a strategic advisor to the company. Previously, Ms. Heystee was Senior Vice President of Global Automotive Business at Verizon Connect from January 2017 to June 2018. Previously, Ms. Heystee served as Executive Vice President of Global Sales and OEM Business at Telogis, which was acquired by Verizon in July 2016, from February 2010 to December 2016. Ms. Heystee holds Bachelor’s degrees in mathematics and business from the University of Waterloo and an executive M.B.A. from Harvard Business School. We believe that Ms. Heystee is qualified to serve as a member of our Board due to her extensive experience in the technology sector and knowledge of market driven strategies.

Mark Leschly. Mr. Leschly has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since December 2009. Since July 1999, Mr. Leschly has served as a managing partner of Rho Capital Partners, Inc., an investment and venture capital management company. Since 2017, Mr. Leschly has been the chairman and chief executive officer of Universal Tennis, LLC, which is the developer of a software platform for tennis analytics and tournament management. Since 2014, Mr. Leschly has also been the owner and managing member of Iconica LLC, which primarily focuses on investments at the intersection of sports, media and technology. Mr. Leschly has served as a director of NGM Biopharmaceuticals, Inc. since January 2008. From 2002 until June 2016, Mr. Leschly served as a director of Anacor Pharmaceuticals, Inc. Mr. Leschly holds an M.B.A. from Stanford Graduate School of Business and a B.A. from Harvard University. We believe Mr. Leschly is qualified to serve as a member of our Board based on his extensive experience in corporate finance and investing in energy companies.

Michael Linse. Mr. Linse has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since April 2012. Mr. Linse has served as the founder and managing director of Linse Capital LLC since October 2015, a growth equity firm investing in late-stage technology companies, and Levitate Capital, a venture capital firm, since March 2017. Prior to founding Linse Capital, Mr. Linse served as a partner at Kleiner Perkins Caufield & Byers (“KPCB”) from 2008 until March 2016. Prior to joining KPCB, Mr. Linse worked at Goldman Sachs for over a decade, most recently as Managing Director of the alternative energy investing team. Mr. Linse holds a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School. We believe Mr. Linse is qualified to serve as a member of our Board based on his extensive experience in corporate finance and investing in alternative energy space.

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Neil S. Suslak. Mr. Suslak has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since March 2014. Since 2003, Mr. Suslak has served as a Managing Partner and co-founder of Braemar Energy Ventures, a venture capital firm investing in new technologies in the energy markets. Mr. Suslak holds an M.B.A. from Columbia Business School and a B.A. from the University of Rochester. We believe Mr. Suslak is qualified to serve as a member of our Board based on his extensive experience in the venture capital and investment banking industries, especially in the energy space.

G. Richard Wagoner, Jr. Mr. Wagoner has served as a member of the Board since the closing of the Merger and previously served as a director of Legacy ChargePoint since February 2017. From 1977 to 2009, Mr. Wagoner held numerous senior positions at General Motors Corporation, including Chairman and Chief Executive Officer from 2003 to 2009. Mr. Wagoner currently serves as a director of Invesco Ltd., where he has served since October 2013, and Graham Holdings Inc., where he has served since June 2010. Mr. Wagoner previously served as a director of Aleris Corporation from August 2010 until April 2020. Mr. Wagoner holds a bachelor’s degree from Duke University and an M.B.A. from Harvard Business School. We believe Mr. Wagoner is qualified to serve as a member of our Board based on his extensive experience in the automobile industry, general management and public company board service.

Family Relationships

There are no familial relationships among the ChargePoint directors and executive officers.

Board Composition

Our Board is comprised of 10 directors and is divided into three classes with staggered three-year terms. Our directors are divided among the three classes as follows:

•	the Class I directors are Roxanne Bowman, Axel Harries, Mark Leschly and Neil Suslak and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors are Jeffrey Harris, Susan Heystee and G. Richard Wagoner, Jr. and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors are Bruce Chizen, Michael Linse and Pasquale Romano and their terms will expire at the annual meeting of stockholders to be held in 2023.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Director Independence

The Board has determined that each member, other than Pasquale Romano, will qualify as independent, as defined under the listing rules of the NYSE. In addition, we will be subject to the rules of the SEC and NYSE relating to the memberships, qualifications and operations of the audit committee, as discussed below.

Board Oversight of Risk

One of the key functions of the Board is to be informed oversight of our risk management process. We do not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight.

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Board Committees

Audit Committee

The members of the audit committee are Messrs. Harris, Heystee, Suslak and Wagoner, each of whom can read and understand fundamental financial statements. Each of Messrs. Harris, Heystee, Suslak and Wagoner is independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to audit committee members. Mr. Harris is the chair of the audit committee. Mr. Harris qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE. The audit committee assists the Board with its oversight of the following: the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of our internal audit function and risk assessment and risk management. Among other things, the audit committee is responsible for reviewing and discussing with management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with the Company’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of the Company’s financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of the Company’s financial affairs. The audit committee is be responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by the Company’s employees of concerns regarding questionable accounting or auditing matters. In addition, the audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of the Company’s independent registered public accounting firm. The audit committee has sole authority to approve the hiring and discharging of the Company’s independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. The audit committee reviews and oversees all related person transactions in accordance with the Company’s policies and procedures.

Compensation and Organizational Development Committee

The members of the compensation and organizational development committee are Messrs. Chizen, Leschly and Linse. Mr. Linse is the chair of the compensation and organizational development committee. Each member of the compensation and organizational development committee is considered independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to compensation and organizational development committee members. The compensation and organizational development committee assists the Board in discharging certain of the responsibilities with respect to compensating our executive officers, and the administration and review of the incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Ms. Bowman and Messrs. Chizen and Leschly. Mr. Leschly is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee assists the Board with its oversight of and identification of individuals qualified to become members of the Board, consistent with criteria approved by the Board, and selects, or recommends that the Board selects, director nominees, develops and recommends to the Board a set of corporate governance guidelines, and oversees the evaluation of the Board.

Code of Conduct

The Board has adopted a Code of Conduct. The Code of Conduct applies to all of our employees, officers and directors, as well as all of our contractors, consultants, suppliers and agents in connection with their work for the Company. The full text of the Code of Conduct is on our website at https://investors.chargepoint.com under

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the Governance section. We intend to disclose future amendments to, or waivers of, the Code of Conduct, as and to the extent required by SEC regulations, at the same location on the website identified above or in public filings. Information contained on the website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Compensation and Organizational Development Committee Interlocks and Insider Participation

None of the intended members of the compensation and organizational development committee has ever been a member of the Board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Board or compensation and organizational development committee.

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EXECUTIVE COMPENSATION

For the fiscal year ended January 31, 2021, ChargePoint’s named executive officers were:

•	Pasquale Romano, Chief Executive Officer

•	Christopher Burghardt, Managing Director, Europe

•	Michael Hughes, Chief Revenue Officer

Fiscal Year 2021 Summary Compensation Table

The following table shows information regarding the compensation of ChargePoint’s named executive officers for services performed during the fiscal years ended January 31, 2021 and January 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards) ($)(1)		Non-Equity Incentive Plan Compensation ($)		Total ($)
Pasquale Romano,
Chief Executive Officer	2021	454,167	405,000	—	(2)	—		859,167
	2020	500,000	112,500	1,125,000		262,500		2,000,000
Christopher Burghardt,(3),(4)
Managing Director, Europe	2021	402,500	130,410	—		—		532,910
Michael Hughes,(4)
Chief Revenue Officer	2021	272,500	97,200	—		294,000	(5)	663,700

(1)

The amounts in this column represent the aggregate grant date fair value of option awards granted to the officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 12 of the notes to ChargePoint’s consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by ChargePoint in determining the grant date fair value of its equity awards. In accordance with SEC rules, the grant date fair value of an award subject to a performance condition is based on the probable outcome of the performance condition.

(2)

Mr. Romano was granted an option to purchase 1,500,000 shares of ChargePoint’s Common Stock on June 2, 2020. As originally granted, the option would have vested if ChargePoint achieved positive operating income for the fiscal year ending January 31, 2024. At the time the option was granted it was not probable that the performance condition would be achieved, and therefore no amount is included in the “Option Awards” column for fiscal year 2021. The grant date fair value of the option granted to Mr. Romano, assuming maximum achievement of the performance condition, was $783,991.

(3)	Mr. Burghardt’s salary is paid in Euros and has been converted to U.S. dollars using the average exchange rate during the fiscal year of 1.15.
(4)

Messrs. Burghardt and Hughes were employed by us, but were not named executive officers, in the fiscal year ended January 31, 2020. Accordingly, compensation information is only provided for the fiscal year ending January 31, 2021.

(5)	Reflects sales commissions.

Narrative Disclosure to Summary Compensation Table

The compensation of ChargePoint’s named executive officers generally consists of base salary, annual incentive compensation and equity compensation. In making executive compensation decisions, the Board and ChargePoint’s compensation and organizational development committee consider such factors as they deem appropriate in their exercise of discretion and business judgment, including a subjective assessment of the named executive officer’s performance, the amount of vested and unvested equity held by the officer, amounts paid to ChargePoint’s other executive officers and competitive market conditions.

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The salaries and target bonus opportunities of ChargePoint’s named executive officers are typically reviewed annually and adjusted when the Board or compensation and organizational development committee determines it is appropriate. For the fiscal year ended January 31, 2021, Mr. Romano’s base salary was $500,000 per year, Mr. Burghardt’s base salary was €350,000 per year and Mr. Hughes’ base salary was $300,000 per year. However, as part of a COVID-related expense reduction program, the base salaries of ChargePoint’s U.S. employees (including Messrs. Romano and Hughes) were reduced by 20% from April 16, 2020 to September 30, 2020.

As part of the same COVID-19-related expense reduction program, ChargePoint did not adopt a formal executive bonus program for the fiscal year ended January 31, 2021. Any bonuses for the fiscal year ended January 31, 2021, were discretionary. In light of the successful completion of the Merger and overachievement of the Company’s billings target, the Board approved fiscal 2021 bonuses for our named executive officers at 108% of target. The fiscal 2021 bonuses earned by our named executive officers are included in the “Bonus” column of the Fiscal Year 2021 Summary Compensation Table above. Mr. Hughes was eligible to earn sales commissions based on the Company’s billings. For the fiscal year ended January 31, 2021, his target commission opportunity was 70% of his base salary. The commissions earned by Mr. Hughes are included in the “Non-Equity Incentive Plan” column of the Fiscal Year 2021 Summary Compensation Table above.

Effective as of the closing of the Merger, the Board approved the following changes in the base salaries and target bonuses of ChargePoint’s named executive officers: Mr. Romano’s target bonus was increased to 100% of base salary and his base salary remains unchanged, Mr. Burghardt’s target bonus was increased to 40% of his base salary and his base salary remains unchanged and Mr. Hughes’ base salary was increased to $350,000 per year and his target bonus remains unchanged.

Historically, the equity compensation granted to ChargePoint’s named executive officers has consisted of stock options. For a description of the stock options granted to ChargePoint’s named executive officers in fiscal year 2021, please see the “Outstanding Equity Award at Fiscal Year 2021 Year-End” table below.

During the fiscal year ended January 31, 2021, Mr. Romano was granted an option to purchase 1,500,000 shares of ChargePoint’s Common Stock. As originally granted, the option was eligible to vest if ChargePoint achieved positive operating income for the fiscal year ending January 31, 2024. Effective upon consummation of the Merger, in order to provide an additional retention incentive as ChargePoint transitions to becoming a publicly-traded company, this option was amended so that it will fully vest in a single installment on January 31, 2024 subject to Mr. Romano’s service through the vesting date. The incremental fair value associated with the modification of Mr. Romano’s option will appear in our Fiscal Year 2022 Summary Compensation Table.

ChargePoint intends to grant 100,000 restricted stock units (“RSUs”) to Mr. Burghardt and 150,000 RSUs to Mr. Hughes. These RSU awards will vest in quarterly installments over four years of service subject to the officer’s continuous service through each vesting date.

ChargePoint’s named executive officers were eligible to participate in ChargePoint’s health and welfare plans to the same extent as other full-time employees generally. ChargePoint generally did not provide ChargePoint’s named executive officers with perquisites or other personal benefits. However, ChargePoint did reimburse ChargePoint’s named executive officers for their necessary and reasonable business and travel expenses incurred in connection with their services. For all named executive officers, any reimbursed amounts considered to be a prerequisite did not exceed $10,000 in fiscal year 2021.

Employment Arrangements with ChargePoint’s Named Executive Officers

ChargePoint has entered into offer letters or employment agreements with each of its named executive officers setting forth the initial terms of the officer’s employment. Offer letters with our U.S. named executive officers provide that the officer’s employment will be “at will” and may be terminated at any time. The employment agreement with Mr. Burghardt, who is a resident of Europe, includes statutory notice provisions

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required under European law. The severance benefits that ChargePoint’s named executive officers are entitled to are described in “Severance and Change in Control Benefits” below.

Severance and Change in Control Benefits

Messrs. Romano and Hughes are entitled to severance payments in the event the named executive officer’s employment is terminated by ChargePoint without Cause (as defined below) or if the officer resigns for Good Reason (as defined below) (either of which, a “Qualifying Termination”). In the case of a Qualifying Termination, the named executive officer is eligible to receive a lump sum payment equal to six months’ worth of his then current base salary and a lump sum payment equal to six months of premiums under the Company’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Action of 1985 (in the case of Mr. Romano) or benefits premiums (in the case of Mr. Hughes). As a condition to the receipt of severance benefits, the officer must execute a release of claims, resign from all positions with ChargePoint and return all company property.

Each of our named executive officers is entitled to severance payments pursuant to their severance and change in control agreements. These agreements have a three year term from the closing of the Merger and supersede any severance provisions in the officer’s offer letter or employment agreement. Pursuant to these agreements, if a named executive officer’s employment is terminated by ChargePoint without Cause (as defined below) or if the officer resigns for Good Reason (as defined below) (either of which, an “Involuntary Termination”), the officer is eligible to receive a lump sum payment equal to six months of the officer’s then current base salary and COBRA premiums. If an Involuntary Termination occurs within 3 months prior to, or within 12 months after, a Change in Control, then the cash severance payment the officer is eligible to receive is increased to 12 months of the officer’s base salary and COBRA premiums, 100% of the officer’s time-based equity awards outstanding at the time the officer’s employment terminates will vest and any outstanding performance-based equity awards will vest at the greater of the target level of achievement or based on actual performance. As a condition to the receipt of severance benefits, the officer must execute a release of claims, resign from all positions with ChargePoint and return all company property.

For purposes of the severance and acceleration benefits described above, the terms “Cause,” “Corporate Transaction,” “Change in Control” and “Good Reason” have the following meanings:

“Cause” means a named executive officer’s unauthorized use or disclosure of our confidential information or trade secrets which causes material harm, material breach of any agreement with us, material failure to comply with our written policies or rules, conviction of (or plea of guilty or “no contest” to) a felony, gross negligence or willful misconduct in the performance of the officer’s duties, continuing failure to perform assigned duties or failure to cooperate in good faith with a governmental or internal investigation.

“Corporate Transaction” means any of the following transactions whether accomplished through one or a series of related transactions: (a) a merger or acquisition in which ChargePoint is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which ChargePoint is incorporated, (b) the sale, transfer or other disposition of all or substantially all of the assets of ChargePoint whether through a single transaction or a series of transactions, (c) any reverse merger in which ChargePoint is the surviving entity but in which 50% or more of ChargePoint’s outstanding voting stock is transferred to holders different from those who held the stock immediately prior to such merger or (d) a transaction or series of related transactions in which any “person” or “group” (as defined in the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of securities representing more than 50% of the voting power of ChargePoint then outstanding.

“Change in control” means any person acquires ownership of more than 50% of our voting stock, a sale of all or substantially all of our assets, consummation of a merger of the company with or into another entity if our capital stock represents less than 50% of the voting power of the surviving entity or its parent or certain changes

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

in the composition of the Board. The Merger is not a change in control for purposes of the severance arrangements with our named executive officers.

“Good Reason” means a material diminution in the named executive officer’s responsibilities, authority, power, functions or duties (other than a change of title), a material reduction in the officer’s base salary or benefits or the named executive officer’s office is relocated more than 50 miles from its then current location. In order to resign for Good Reason, the named executive officer must provide written notice to ChargePoint of the existence of one or more of the above conditions within 90 days of its initial existence and ChargePoint must be provided with 30 days to cure the condition. If the condition is not cured within such 30 day period, the named executive officer must terminate employment within 30 days of the end of such cure period.

In addition, Mr. Romano was granted an option to purchase 1,500,000 shares of our Common Stock in June 2020 that will accelerate with respect to 6/48th of the total option shares if Mr. Romano is subject to a termination without cause or a resignation for good reason prior to January 31, 2024. As a condition to such acceleration, Mr. Romano must execute a release of claims.

Pursuant to his employment agreement, Mr. Burghardt is entitled to a lump sum severance payment equal to six months of his base salary if his employment is terminated by ChargePoint other than as a result of Mr. Burghardt’s death, conviction of a felony or certain other statutory grounds. In addition, if Mr. Burghardt’s employment is terminated by ChargePoint other than as a result of his death, conviction of a felony or certain statutory grounds and such termination occurs within 12 months after certain transactions that result in a change in control of ChargePoint, 50% of the unvested options granted to Mr. Burghardt by ChargePoint will vest subject to Mr. Burghardt’s execution of a release of claims.

Outstanding Equity Awards at Fiscal Year 2021 Year-End

The following table provides information regarding outstanding equity awards held by ChargePoint’s named executive officers as of January 31, 2021.

The number of shares subject to each option set forth below and the applicable exercise price are as of January 31, 2021, but have been adjusted to reflect adjustments made on the Closing Date when ChargePoint options were converted into options to purchase the Company’s Common Stock.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below. For information regarding the vesting acceleration provisions applicable to ChargePoint’s named executive officers’ equity awards, see “—Severance and Change in Control Benefits” above.

Name	Option Awards
	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Pasquale Romano	3/1/2011	—	16,623		—	60.21	2/28/2021
	6/11/2012	—	815,802		—	0.27	6/10/2022
	11/6/2014	—	1,364,712		—	0.27	11/5/2024
	1/26/2018	11/1/2017	2,130,232	(1)	560,587	0.84	1/25/2028
	10/23/2019	2/1/2020	342,581	(1)	1,152,318	0.76	10/22/2029
	6/2/2020	2/1/2020	—	(2)	1,494,900	0.76	6/1/2030
Christopher Burghardt	12/27/17	11/6/2017	89,611	(3)	158,124	0.84	12/26/2027
Michael Hughes	8/27/2018	08/16/2018	861,469	(4)	629,705	0.56	8/26/2028

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

(1)

Option vests in 48 equal monthly installments beginning with the vesting commencement date set forth above, subject to the named executive officer’s continued employment through the applicable vesting date.

(2)

As of January 31, 2021, the option was subject to a performance condition which had not yet been achieved. Effective as of closing of the Merger, option vests in a single installment on January 31, 2024 subject to the named executive officer’s continuous service through the applicable vesting date.

(3)

Represents the unexercised portion of an option to purchase a total of 758,990 shares. 25% of the option vests on the one-year anniversary of the vesting commencement date set forth above and 1/48th of the option vests per month thereafter, subject to the named executive officer’s continued employment through the applicable vesting date.

(4)

Represents the unexercised portion of an option to purchase a total of 1,590,834 shares. 25% of the option vests on the one-year anniversary of the vesting commencement date set forth above and 1/48th of the option vests per month thereafter, subject to the named executive officer’s continued employment through the applicable vesting date.

401(k) Plan

ChargePoint maintains a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(a) of the Code, so that contributions to the 401(k) plan by employees or by ChargePoint, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by ChargePoint, if any, will be deductible by ChargePoint when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. ChargePoint currently does not make matching contributions under its 401(k) plan.

Equity Plans

2017 Stock Plan

General. The Legacy ChargePoint Board of Directors adopted Legacy ChargePoint’s 2017 Stock Plan on December 21, 2017, and it was approved by Legacy ChargePoint’s stockholders on December 21, 2017. No further awards will be made under ChargePoint’s 2017 Stock Plan; however, awards outstanding under Legacy ChargePoint’s 2017 Stock Plan will continue to be governed by their existing terms.

Share Reserve. As of January 31, 2021, ChargePoint has reserved 37,454,289 shares of ChargePoint Common Stock for issuance under ChargePoint’s 2017 Stock Plan plus up to 11,775,302 shares of ChargePoint Common Stock that recycle from ChargePoint’s 2007 Stock Incentive Plan, all of which may be issued as incentive stock options. As of January 31, 2021, options to purchase 25,066,350 shares of Common Stock, at exercise prices ranging from $0.55 to $0.83 per share, or a weighted-average exercise price of $0.73 per share were outstanding under ChargePoint’s 2017 Stock Plan, and 4,543,840 shares of Common Stock remained available for future issuance. Shares subject to awards granted under ChargePoint’s 2017 Stock Plan that expire or are cancelled or lapse unexercised, shares forfeited to or reacquired by us will again become available for issuance under the 2021 Plan.

2007 Stock Incentive Plan

The Legacy ChargePoint Board adopted ChargePoint’s 2007 Stock Incentive Plan on September 13, 2007, and it was approved by ChargePoint’s stockholders on November 15, 2007. ChargePoint ceased making awards under the 2007 Stock Incentive Plan after the 2017 Stock Plan was adopted and, as of January 31, 2021, there were options to purchase 5,203,746 shares of Common Stock, at exercise prices ranging from $0.26 to $65.00 per share, or a weighted-average exercise price of $0.57 per share outstanding under ChargePoint’s 2007 Stock Incentive Plan.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

2021 Equity Incentive Plan

The material terms of the 2021 Equity Incentive Plan are summarized below. This summary, however, is not intended to be a complete description of the 2021 Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the 2021 Equity Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part. To the extent there is a conflict between the terms of this summary and the 2021 Equity Incentive Plan, the terms of the 2021 Equity Incentive Plan will control.

Types of Awards. The 2021 Equity Incentive Plan provides for the grant stock options, which may be ISOs or nonstatutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted shares and restricted stock units (“RSUs”), or collectively, awards.

Administration. The 2021 Equity Incentive Plan will be administered by the Board or by one or more committees to which the Board delegates such administration (as applicable, the “2021 Plan Administrator”). Subject to the terms of the 2021 Equity Incentive Plan, the 2021 Plan Administrator will have the complete discretion to determine the eligible individuals who are to receive awards under the plan, to determine the terms and conditions of awards granted under the 2021 Equity Incentive Plan and to make all decisions related to the 2021 Equity Incentive Plan and awards granted thereunder.

Share Reserve. The number of shares of Common Stock that may be issued under the 2021 Equity Incentive Plan is equal to the sum of (x) 27,200,000 shares, plus (y) up to 39,000,000 shares subject to awards granted under Legacy ChargePoint’s 2017 Stock Plan and 2007 Stock Incentive Plan (the “Predecessor Plans”) that are outstanding on September 30, 2020 (the “Merger Date”) and that are subsequently forfeited, expire or lapse unexercised or unsettled or are reacquired by ChargePoint, plus (z) the annual increase in shares described below. While a maximum of 39,000,000 shares could have been added to the 2021 Equity Incentive Plan from the Predecessor Plans, only 30,135,695 shares were issuable upon awards outstanding awards under the Predecessor Plans on the Merger Date. In addition since we do not expect all awards outstanding under the Predecessor Plans on the Merger Date will be forfeited, ChargePoint expects the actual number of shares added to the 2021 Equity Incentive Plan to be less.

On the first day of each March during the term of the 2021 Equity Incentive Plan, beginning on March 1, 2021 and ending on (and including) March 1, 2030, the number of shares of Common Stock that may be issued under the 2021 Equity Incentive Plan will increase by a number of shares equal to the lesser of (a) 5% of the outstanding shares on the last day of the immediately preceding month or (b) such lesser number of shares (including zero) that the 2021 Plan Administrator determines for purposes of the annual increase for that fiscal year. On March 1, 2021, the number of shares of Common Stock that may be issued under the 2021 Equity Incentive Plan increased by 13,888,417 shares.

If options, stock appreciation rights, restricted stock units or any other awards are forfeited, cancelled or expire, the shares subject to such awards will again be available for issuance under the 2021 Equity Incentive Plan. If stock appreciation rights are exercised or restricted stock units are settled, only the number of shares actually issued upon exercise or settlement of such awards will reduce the number of shares available under the 2021 Equity Incentive Plan. If restricted shares or shares issued upon exercise of an option are reacquired by the ChargePoint pursuant to a forfeiture provision, repurchase right or for any other reason, then such shares will again be available for issuance under the 2021 Equity Incentive Plan. Shares applied to pay the exercise price of an option or satisfy withholding taxes related to any award will again become available for issuance under the 2021 Equity Incentive Plan. To the extent an award is settled in cash, the cash settlement will not reduce the number of shares available for issuance under the 2021 Equity Incentive Plan.

Shares issued under the 2021 Equity Incentive Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted under the 2021 Equity Incentive Plan.

Incentive Stock Option Limit. No more than 75,000,000 shares of Common Stock may be issued under the 2021 Equity Incentive Plan upon the exercise of ISOs.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Annual Limitation on Compensation of Non-Employee Directors. The grant date fair value of awards granted to each non-employee director during any fiscal year of ChargePoint, together with the value of any cash compensation paid to the non-employee director during such fiscal year, may not exceed $750,000. This limit is increased to $1,000,000 in the fiscal year a non-employee director is initially appointed or elected to the Board. Compensation paid to an individual for services as an employee or consultant will not count towards these limitations.

Eligibility. Employees (including officers), non-employee directors and consultants who render services to ChargePoint or a parent, subsidiary or affiliate thereof (whether now existing or subsequently established) are eligible to receive awards under the 2021 Equity Incentive Plan. ISOs may only be granted to employees of ChargePoint or a parent or subsidiary thereof (whether now existing or subsequently established).

International Participation. The 2021 Plan Administrator has the authority to implement sub-plans (or otherwise modify applicable grant terms) for purposes of satisfying applicable foreign laws, conforming to applicable market practices or for qualifying for favorable tax treatment under applicable foreign laws, and the terms and conditions applicable to awards granted under any such sub-plan or modified award may differ from the terms of the 2021 Equity Incentive Plan. Any shares issued in satisfaction of awards granted under a sub-plan will come from the 2021 Equity Incentive Plan share reserve.

Repricing. The 2021 Plan Administrator has full authority to reprice (reduce the exercise price of) options and stock appreciation rights or to approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on terms the 2021 Plan Administrator determines.

Stock Options. A stock option is the right to purchase a certain number of shares of stock at a fixed exercise price which, pursuant to the 2021 Equity Incentive Plan, may not be less than 100% of the fair market value of the Company’s Common Stock on the date of grant. Subject to limited exceptions, an option may have a term of up to 10 years and will generally expire sooner if the optionee’s service terminates. Options will vest at the rate determined by the 2021 Plan Administrator. An optionee may pay the exercise price of an option in cash, or, with the administrator’s consent, with shares of Common Stock the optionee already owns, with proceeds from an immediate sale of the option shares through a broker approved by us, through a net exercise procedure or by any other method permitted by applicable law.

Stock Appreciation Rights (SAR). A stock appreciation right provides the recipient with the right to the appreciation in a specified number of shares of stock. The 2021 Plan Administrator determines the exercise price of stock appreciation rights granted under the 2021 Equity Incentive Plan, which may not be less than 100% of the fair market value of Common Stock on the date of grant. Subject to limited exceptions, a stock appreciation right may have a term of up to 10 years and will generally expire sooner if the recipient’s service terminates. SARs will vest at the rate determined by the 2021 Plan Administrator. Upon exercise of a SAR, the recipient will receive an amount in cash, stock, or a combination of stock and cash determined by the 2021 Plan Administrator, equal to the excess of the fair market value of the shares being exercised over their exercise price.

Tax Limitations on Incentive Stock Options (ISO). The aggregate fair market value, determined at the time of grant, of Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of ChargePoint’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of ChargePoint’s total combined voting power or that of any of ChargePoint’s affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Shares of restricted stock may be issued under the 2021 Equity Incentive Plan for such consideration as the 2021 Plan Administrator may determine, including cash, services rendered or to be

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

rendered to ChargePoint, promissory notes or such other forms of consideration permitted under applicable law. Restricted shares may be subject to vesting, as determined by the 2021 Plan Administrator. Recipients of restricted shares generally have all of the rights of a stockholder with respect to those shares, including voting rights, however any dividends and other distributions on restricted shares will generally be subject to the same restrictions and conditions as the underlying shares.

Restricted Stock Units (RSU). A restricted stock unit is a right to receive a share, at no cost to the recipient, upon satisfaction of certain conditions, including vesting conditions, established by the 2021 Plan Administrator. RSUs vest at the rate determined by the 2021 Plan Administrator and any unvested RSUs will generally be forfeited upon termination of the recipient’s service. Settlement of restricted stock units may be made in the form of cash, Common Stock or a combination of cash and Common Stock, as determined by the 2021 Plan Administrator. Recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the 2021 Plan Administrator’s discretion and as set forth in the applicable restricted stock unit agreement, restricted stock units may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the restricted stock units to which they pertain.

Other Awards. The 2021 Plan Administrator may grant other awards based in whole or in part by reference to Common Stock and may grant awards under other plans and programs that will be settled with shares issued under the 2021 Equity Incentive Plan. The 2021 Plan Administrator will determine the terms and conditions of any such awards.

Changes to Capital Structure. In the event of certain changes in capitalization, including a stock split, reverse stock split or stock dividend, proportionate adjustments will be made in the number and kind of shares available for issuance under the 2021 Equity Incentive Plan, the number of shares that may be added to the 2021 Equity Incentive Plan from the Predecessor Plans, the limit on the number of shares that may be issued under the 2021 Equity Incentive Plan as ISOs, the number and kind of shares subject to each outstanding award and/or the exercise price of each outstanding award.

Corporate Transactions. If ChargePoint is party to a merger, consolidation or certain change in control transactions, each outstanding award will be treated as described in the definitive transaction agreement or as the 2021 Plan Administrator determines, which may include the continuation, assumption or substitution of an outstanding award, the cancellation of an outstanding award after an opportunity to exercise or the cancellation of an outstanding award in exchange for a payment equal to the value of the shares subject to such award less any applicable exercise price. In general, if an award held by a participant who remains in service at the effective time of a change in control transaction is not continued, assumed or substituted, then the award will vest in full.

Change of Control. The 2021 Plan Administrator may provide, in an individual award agreement or in any other written agreement with a participant that the award will be subject to acceleration of vesting and exercisability in the event of a change of control or in connection with a termination of employment in connection with or following a change in control.

Transferability of Awards. Unless the 2021 Plan Administrator determines otherwise, an award generally will not be transferable other than by beneficiary designation, a will or the laws of descent and distribution. The 2021 Plan Administrator may permit transfer of an award in a manner consistent with applicable law.

Amendment and Termination. The 2021 Plan Administrator may amend or terminate the 2021 Equity Incentive Plan at any time. Any such amendment or termination will not affect outstanding awards. If not sooner terminated, the 2021 Equity Incentive Plan will terminate automatically in 2031, 10 years after its adoption by the Board. Shareholder approval is not required for any amendment of the 2021 Equity Incentive Plan, unless required by applicable law or exchange listing standards.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

2021 Employee Stock Purchase Plan

The following summary of the principal provisions of the ESPP is qualified in its entirety by reference to the full text of the ESPP. A copy of the ESPP is filed as an exhibit to the registration statement of which this prospectus is a part. To the extent there is a conflict between this summary and the ESPP, the terms of the ESPP will govern.

General. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code; however, the ESPP also allows ChargePoint to conduct offerings for non-U.S. employees that do not qualify under Section 423 of the Code as described in “International Participation” below. During regularly scheduled “offering periods” under the ESPP, participants will be able to request payroll deductions which will be applied periodically to purchase a number of shares of Common Stock at a discount to the market price and in an amount determined in accordance with the ESPP’s terms.

Administration. The ESPP will be administered by the Board or by one or more committees to which the Board delegates such administration (as applicable, the “ESPP Administrator”). Subject to the terms of the ESPP, the ESPP Administrator will have the complete discretion to establish the terms and conditions of offering periods under the ESPP, to interpret the ESPP and to make all decisions related to the operation of the ESPP.

Shares Available for Issuance. Up to a maximum of 5,400,000 shares of Common Stock may be issued under the ESPP, plus an annual increase in shares described below.

On the first day of each March during the term of the ESPP, beginning on March 1, 2021 and ending on (and including) March 1, 2040, the number of shares of Common Stock that may be issued under the ESPP will increase by a number of shares equal to the least of (a) 1% of the outstanding shares on the last day of the immediately preceding month, (b) 5,400,000 shares or (c) such lesser number of shares (including zero) that the ESPP Administrator determines for purposes of the annual increase for that fiscal year. On March 1, 2021, the number of shares of Common Stock that may be issued under the ESPP increased by 2,777,683 shares.

Shares issued under the ESPP may be authorized but unissued shares or treasury shares. As of the date hereof, no rights to purchase shares have been granted under the ESPP.

Eligibility and Participation. All employees (including officers and employee directors) who are employed by ChargePoint or a designated subsidiary or, solely in the case of an offering period that is not intended to qualify under Section 423 of the Code, a designated affiliate (whether currently existing or subsequently established) are eligible to participate in the ESPP. The ESPP Administrator may exclude certain categories of employees from participating in any offering period to the extent permitted by Section 423 of the Code, including part-time employees, seasonal employees, employees who have not completed a minimum period of service with us and/or highly compensated employees. No employee will be allowed to participate in the ESPP if his or her participation in the ESPP is prohibited by local law or if complying with local law would cause the ESPP or an offering period that is intended to qualify under Section 423 of the Code to violate the requirements of Section 423 of the Code. In the case of an offering period that is not intended to qualify under Section 423 of the Code, the ESPP Administrator may exclude any individual(s) from participation if the ESPP Administrator determines that the participation of such individual(s) is not advisable or practicable. Also, in accordance with Section 423 of the Code, no employee may be granted an option under the ESPP, if immediately, after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing more than 5% of the total combined voting power or value of all classes of the stock of ChargePoint or any parent or subsidiary.

The ESPP will permit an eligible employee to purchase Common Stock through payroll deductions, which may not exceed 15% of the employee’s eligible compensation (or such lower limit as may be determined by the ESPP Administrator for an offering period). Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering period.

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Participation in the ESPP will end automatically upon termination of employment. In the event of withdrawal or termination of participation in the ESPP, a participant’s accumulated payroll contributions will be refunded without interest.

Certain limitations on the number of shares that a participant may purchase apply. For example, the option granted to an employee may not permit him or her to purchase stock under the ESPP at a rate which exceeds $25,000 in fair market value of such stock (determined as of the start of the applicable offering period) for each calendar year in which the option is outstanding. The ESPP Administrator may also establish one or more limits on the number of shares that may be purchased during any offering period and/or purchase period. Unless the ESPP Administrator provides otherwise with respect to an offering period, no participant may purchase more than 10,000 shares during any purchase period within an offering period.

International Participation. To provide ChargePoint with greater flexibility in structuring its equity compensation programs for non-U.S. employees, the ESPP also permits ChargePoint to grant employees of ChargePoint’s non-U.S. subsidiaries and affiliates rights to purchase shares of Common Stock pursuant to other offering periods and/or sub-plans adopted by the ESPP Administrator in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Section 423 of the Code, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the United States.

Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings periods of up to 27 months, which may consist of one or more purchase periods. During each purchase period, payroll contributions will accumulate without interest. On the last trading day of the purchase period, accumulated payroll deductions will be used to purchase Common Stock.

The purchase price for each offering period will be established by the ESPP Administrator and may not be less than 85% of the fair market value per share of Common Stock on either the first trading day in an offering period or on the purchase date, whichever is less.

Changes in Capital Structure. In the event that there is a specified type of change in ChargePoint’s capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the ESPP and the maximum size of the annual increase in shares, (b) the individual participant share limitations described in the ESPP and (c) the purchase price per share and the number and class of stock covered by each outstanding option which has not yet been exercised.

Corporate Reorganization. In the event of certain corporate reorganizations, any offering period then in progress will terminate unless the ESPP is continued, assumed or substituted by ChargePoint or its parent. In the event an offering period is terminated, a new purchase date will be set for such offering period prior the effective time of the reorganization and each outstanding purchase right will be exercised on such date.

Amendment and Termination. The ESPP Administrator will have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation. If not sooner terminated, the ESPP will terminate in 2041 on the twentieth anniversary of the date the Board adopted the ESPP.

Fiscal Year 2021 Director Compensation

In fiscal year 2021, ChargePoint paid certain of its directors an annual retainer in connection with their service on the Board. ChargePoint also had a policy of reimbursing all of its non-employee directors for their reasonable out-of-pocket expenses in connection with attending Board and committee meetings. From time to time, ChargePoint has granted stock options to certain of its non-employee directors, typically in connection with a non-employee director’s initial appointment to the Board.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

The following table sets forth information regarding the compensation of ChargePoint’s non-employee directors during the fiscal year ended January 31, 2021:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
Bruce Chizen	40,000	2,485,949	(2)	2,525,949
Roxanne Bowman	40,000	—	(3)	40,000
Axel Harries	—	—		—
Jeffrey Harris	—	—		—
Mark Leschly	—	—		—
Michael Linse	—	—		—
Richard Lowenthal	—	—	(4)	—
Neil S. Suslak	—	—		—
G. Richard Wagoner Jr.	40,000	—	(5)	40,000

(1)

The amounts in this column represent the aggregate grant date fair value of option awards granted to the non-employee director in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 13 of the notes to ChargePoint’s consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by ChargePoint in determining the grant date fair value of its equity awards.

(2)	As of January 31, 2021, Mr. Chizen held options to purchase 398,640 shares of ChargePoint Common Stock in the aggregate.
(3)	As of January 31, 2021, Ms. Bowman held options to purchase 348,810 shares of ChargePoint Common Stock in the aggregate.
(4)	As of January 31, 2021, Mr. Lowenthal held options to purchase 235,963 shares of ChargePoint Common Stock in the aggregate.
(5)	As of January 31, 2021, Mr. Wagoner held options to purchase 379,717 shares of ChargePoint Common Stock in the aggregate.

ChargePoint has implemented a compensation program for its non-employee directors. Pursuant to this program, non-employee directors will receive the following cash compensation, paid quarterly in arrears:

Position	Annual Retainer
Board service plus (as applicable):	$40,000
Board Chair	$30,000
Audit Committee Chair	$20,000
Compensation and Organizational Development Committee Chair	$15,000
Nominating/Governance Committee Chair	$8,000

ChargePoint will reimburse non-employee directors for their reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings.

In addition, non-employee directors will receive automatic grants of equity awards under the 2021 Plan. Upon joining the Board, a new non-employee director will receive RSUs with an approximate grant date value of $350,000. This new director equity award will vest in three annual installments on each anniversary of the date of grant subject to the director’s continued service on the board through each such anniversary. In connection with each annual meeting of stockholders, each non-employee director who will continue to serve on the Company’s Board (other than a director who joined the board within three months prior to the annual meeting) will receive RSUs with an approximate grant date value of $185,000 ($92,500 in the case of a non-employee director who joined the board at least three, but less than six, months prior to the date of the annual meeting). These annual

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

equity awards will vest in full on the earlier of the one-year anniversary of the date of grant or the date of the next annual meeting of stockholders subject to the director’s continued service on the board through such date. Both new director equity awards and annual equity awards will vest in full in the event of a change in control while the non-employee director remains in service.

Non-employee directors who served on the Legacy ChargePoint Board prior to the Merger are not eligible for new director equity awards in connection with joining the Board. Instead, following the closing of the Merger, certain of ChargePoint’s directors, Messrs. Harries, Harris, Leschly, Linse and Wagoner received one-time equity awards consisting of 18,500 RSUs that will vest in full on the earlier of the one-year anniversary of closing of the Merger or a change in control subject to the director’s continued service on the board through such date.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to ChargePoint regarding the beneficial ownership of the Company’s Common Stock as of July 1, 2021 by:

•	each person who is known by ChargePoint to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock;

•	each current named executive officer and director of ChargePoint; and

•	all current executive officers and directors of ChargePoint, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

The beneficial ownership percentages set forth in the table below are based on 320,298,423 shares of Common Stock issued and outstanding as of July 1, 2021.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock and preferred stock.

Unless otherwise noted in the footnotes to the following table, the business address of each executive officer and director is 240 East Hacienda Avenue, Campbell, California 95008.

Name of Beneficial Owners	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
5% Stockholders:
Entities affiliated with Linse Capital, LLC(1)	87,338,731	26.3%
Q-GRG VII (CP) Investment Partners, LLC(2)	37,587,439	11.3%
Rho Ventures VI, L.P.(3)	25,073,877	7.8%
Entities affiliated with Braemar Energy Ventures III, LP(4)	21,982,846	6.8%
CPP Investment Board (USRE) Inc.(5)	20,165,208	6.2%
Named Executive Officers and Directors:
Pasquale Romano(6)	7,626,360	2.3%
Christopher Burghardt(7)	699,559	*
Michael Hughes(8)	1,281,098	*
Roxanne Bowman(9)	179,378	*
Bruce Chizen(10)	1,039,330	*
Axel Harries	—	*
Jeffrey Harris	—	*
Susan Heystee	—	*
Mark Leschly(11)	420,946	*
Michael Linse(12)	87,338,731	26.3%
Neil S. Suslak(13)	21,982,846	6.8%
G. Richard Wagoner, Jr.(14)	495,594	*
All directors and executive officers as a group (18 individuals)(15)	124,854,515	39.0%

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

*	Less than one percent
(1)

Includes (a) 30,803,383 shares of Common Stock held directly by Linse Capital CP LLC (“Linse I”), (b) 8,919,234 shares of Common Stock held directly by Linse Capital CP II LLC (“Linse II”), (c) 10,035,466 shares of Common Stock held directly by Linse Capital CP III, LLC (“Linse III”), (d) 6,945,582 shares of Common Stock held directly by Linse Capital CP IV, LLC (“Linse IV”), (e) 7,357,360 shares of Common Stock and 2,166,266 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by Linse Capital CP V, LLC (“Linse V”) and (f) 11,722,016 shares of Common Stock and 9,389,424 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by Linse Capital CP VI, LLC (“Linse VI,” and collectively, the “Linse Funds”). Linse Capital CP VI GP LP (“Linse GP VI”) is the manager of Linse VI, and Linse Capital Management PR LLC (“LCMPR”) is the general partner of Linse GP VI. Mr. Linse is the managing director of Linse Capital LLC, which is the manager of LCMPR and the managing member of Linse I, Linse II, Linse III, Linse IV and Linse V. Mr. Linse has sole voting and investment power over the shares held by each of the Linse Funds. The principal address of Linse I, Linse II, Linse III, Linse IV and Linse V is 53 Calle Palmeras, Suite 601, San Juan, Puerto Rico 00901. The principal address of Linse VI is 985 Damonte Ranch Parkway, Suite 240, Reno, NV 89521.

(2)

Includes 26,463,366 shares of Common Stock and 11,124,073 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by Q-GRG VII (CP) Investment Partners, LLC (“Q-GRG”). QEM VII, LLC (“QEM VII”) is the managing member of Q-GRG. Therefore, QEM VII may be deemed to share voting and dispositive power over the securities held by Q-GRG and may also be deemed to be the beneficial owner of these securities. QEM VII disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities. Any decision taken by QEM VII to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-GRG has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. and Dheeraj Verma. Therefore, Messrs. VanLoh, Jr. and Verma may be deemed to share voting and dispositive power over the securities held by Q-GRG and may also be deemed to be the beneficial owner of these securities. Messrs. VanLoh, Jr. and Verma disclaim beneficial ownership of such securities in excess of their pecuniary interests in the securities. The principal address of Q-GRG is 800 Capitol Street, Suite 3600, Houston, TX 77002.

(3)

Includes 25,073,877 shares of Common Stock which is held directly by Rho Ventures VI, L.P. (“RV VI”). RMV VI, L.L.C. (“RMV VI”) is the General Partner of RV VI, and Rho Capital Partners LLC (“RCP LLC”) is the Managing Member of RMV VI, and as such each of RCP LLC and RMV VI has the power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. As managing members of RCP LLC, Joshua Ruch and Habib Kairouz possess the power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. The principal address of each of RV VI is 152 West 57th St., 23rd Floor, New York, NY 10019.

(4)

Includes (a) 351,151 shares of Common Stock held directly by Braemar CP Investments 2019 LLC, (b) 2,702,655 shares of Common Stock held directly by Braemar CP Investments II 2020, LLC, (c) 11,593,882 shares of Common Stock and 29,273 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by Braemar Energy Ventures III, L.P., (d) 3,031,512 shares of Common Stock and 70,652 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by ChargePoint Investments LLC, (e) 886,130 shares of Common Stock held directly by ChargePoint Investments II, LLC and (f) 1,830,332 shares of Common Stock and 1,466,051 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by Braemar ChargePoint Investments III, LLC (collectively, the “Braemar Funds”). Mr. Suslak is the Managing Partner of Braemar Energy Ventures, which is the General Partner of each of the Braemar Funds. Mr. Suslak shares voting and investment power over the shares held by each of the Braemar Funds with William D. Lese and Donald F. Tappan, III. Each of Messrs. Suslak, Lese and Tappan disclaim beneficial ownership of the securities held by the Braemar Funds. The principal address of each of the funds is c/o Braemar Energy Ventures, 350 Madison Avenue, 23rd Floor, New York, NY 10017.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

(5)

Canada Pension Plan Investment Board (“CPPIB”), through its wholly-owned subsidiary CPP Investment Board (USRE) Inc. (“USRE”), beneficially owns (a) 14,720,268 shares of Common Stock and (b) 5,444,940 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021. CPPIB is managed by a board of directors and because the board of directors acts by consensus/majority approval, none of the members of the CPPIB board of directors has sole voting or dispositive power with respect to the securities of ChargePoint held by USRE. The principal address of USRE is c/o Canada Pension Plan Investment Board, One Queen St., E Suite 2600, Toronto, ON M5C 2W5, Canada.

(6)

Includes (a) 2,362,610 shares of Common Stock and (b) 5,263,750 shares of Common Stock subject to options exercisable within 60 days of July 1, 2021 held directly by Mr. Romano. 436,364 shares of Common Stock held by Mr. Romano are pledged to collateralize a personal loan entered into in May 10, 2021.

(7)	Includes (a) 486,761 shares of Common Stock and (b) 200,298 shares of Common Stock subject to options exercisable within 60 days of July 1, 2021, all of which is held directly by Mr. Burghardt.
(8)	Includes (a) 168,878 shares of Common Stock and (b) 1,093,470 shares of Common Stock subject to options exercisable within 60 days of July 1, 2021, all of which is held directly by Mr. Hughes.
(9)	Includes (a) 12,240 shares of Common Stock and (b) 167,138 shares of Common Stock subject to options exercisable within 60 days of July 1, 2021 held by Ms. Bowman.
(10)

Includes (a) 7,407 shares of Common Stock and (b) 132,880 shares of Common Stock subject to options exercisable within 60 days of July 1, 2021 held directly by Mr. Chizen, (b) 767,237 shares of Common Stock and (c) 87,821 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by the Bruce Chizen 2009 Irrevocable Trust, dated January 24, 2009 (the “Chizen Trust”) and (c) 43,985 shares of Common Stock held directly by the Gail Chizen 2009 Irrevocable Trust (the “Gail Chizen Trust”). Mr. Chizen is the co-trustee of each the Chizen Trust and the Gail Chizen Trust and has shared voting and investment power over the shares held by each of the Chizen Trust and the Gail Chizen Trust.

(11)

Includes 420,946 shares of Common Stock held directly by Iconica LLC. As the managing member of Iconica LLC, Mr. Leschly possesses sole power to direct the voting and disposition of the shares owned by Iconica LLC. The principal address of Iconica LLC is c/o Iconica Partners, 525 University Avenue, Suite 1350, Palo Alto, CA 94301.

(12)	See footnote 1.
(13)	See footnote 4.
(14)

Includes (a) 36,891 shares of Common Stock and (b) 379,717 shares of Common Stock subject to options exercisable within 60 days of July 1, 2021 held by Mr. Wagoner and (b) 43,857 shares of Common Stock and 35,129 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021, all of which is held directly by the G. Richard Wagoner, Jr. Trust dated July 13, 1989, as amended and restated October 19, 2018 (the “Wagoner Trust”). Mr. Wagoner is the trustee of the Wagoner Trust and has sole voting and investment power over the shares held by the Wagoner Trust.

(15)

Includes (a) 9,762,467 shares of Common Stock subject to options exercisable within 60 days of July 1, 2021, (b) 13,393,911 shares of Common Stock subject to a warrant exercisable within 60 days of July 1, 2021

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

SELLING SECURITYHOLDERS

Subject to the terms of lock up agreements entered into by former stockholders of Legacy ChargePoint and the Initial Stockholders, the selling securityholders may from time to time offer and sell any or all of the Common Stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. In contemplation of this offering, certain selling securityholders subject to the transfer restrictions under existing lock-up agreements were released from such restrictions in accordance with such agreements solely with respect to the portion of their securities offered for sale in this offering. See “Description of Securities—Lock-Up Agreements.” The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

The following table sets forth, as of                      , 2021, the names of the selling securityholders, the aggregate number of shares of Common Stock held by the selling securityholders, the number of shares of our Common Stock that may be sold by the selling securityholders under this prospectus and the number of shares of Common Stock that the selling securityholders will beneficially own after this offering. For purposes of the table below, we have assumed that (i) after this offering none of the shares of Common Stock covered by this prospectus will be beneficially owned by the selling securityholders and (ii) the selling securityholders will not acquire beneficial ownership of any additional securities. In addition, we assume that the selling securityholders have not sold, transferred or otherwise disposed of, our securities in transactions exempt from the registration requirements of the Securities Act.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

Unless otherwise noted in the footnotes to the following table, the business address of each executive officer and director of ChargePoint is 240 East Hacienda Avenue, Campbell, California 95008.

The selling securityholders may sell or otherwise transfer all, some or none of such shares in this offering.

	Number of Shares Beneficially Owned Before Sale of All Shares of Common Stock Offered Hereby	Number of Shares of Common Stock to be Sold in the Offering	Number of Shares Beneficially Owned After Sale of All Shares of Common Stock Offered Hereby
	Number %	Number	Number %
Selling Securityholders

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Switchback Related Party Transactions

Founder Shares

On May 16, 2019, Switchback issued an aggregate of 8,625,000 Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.003 per share. In July 2019, the Sponsor transferred 40,000 Founder Shares to each of our independent director nominees at their original purchase price. In September 2019, the Sponsor forfeited an aggregate of 772,059 Founder Shares. On July 31, 2020, the Sponsor transferred an aggregate of 40,000 Founder Shares to our third independent director at their original purchase price.

Pursuant to the Founders Stock Letter, the Initial Stockholders, (a) subject to the satisfaction of the conditions to the closing of the Merger set forth in the Merger Agreement, immediately prior to the closing, surrendered to Switchback, for no consideration and as a capital contribution to Switchback, 984,706 Founder Shares held by them (on a pro rata basis), whereupon such Founder Shares were immediately cancelled and (b) upon and subject to the closing, subjected the 900,000 Founder Earn Back Shares (including any Common Stock issued in exchange therefor in the Merger) held by them (on a pro rata basis) to potential forfeiture if the closing volume-weighted average closing sale price of one share of Common Stock quoted on the NYSE does not satisfy the price target set forth in the Founders Stock Letter for any ten trading days within any 20 consecutive trading day period within the five-year period following the closing.

Private Warrants

The Sponsor purchased an aggregate of 5,521,568 Private Warrants for a purchase price of $1.50 per warrant in private placements that occurred simultaneously with the closing of the IPO and the sale of the over-allotment units. As such, the Sponsor’s interest in this transaction was valued at approximately $8.3 million. Each Private Warrant entitles the holder to purchase one share of our Common Stock at $11.50 per share. In addition, prior to the closing of the Merger, the Sponsor advanced to Switchback approximately $2.0 million in working capital loans. At the closing of the Merger, the Sponsor converted $1.5 million of these working capital loans into 1,000,000 Private Warrants. As such, the Sponsor’s interest in this transaction was valued at approximately $1.5 million.

Administrative Services Agreement

On July 25, 2019, Switchback entered into an administrative services agreement pursuant to which Switchback paid the Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of the Merger, we ceased paying these monthly fees.

Other than these monthly fees, no compensation of any kind, including finder’s and consulting fees, was paid by us to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Merger. However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Related Party Loans and Advances

Until the consummation of the IPO, Switchback’s only source of liquidity was an initial sale of Founder Shares to the Sponsor, and the proceeds of loans and advances from the Sponsor in the amount of $251,000. In August 2019, we repaid the Sponsor $251,000 in settlement of the outstanding loan and advances.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

In addition, prior to the closing of the Merger, the Sponsor advanced to Switchback approximately $2.0 million in working capital loans. At the closing of the Merger, the Sponsor converted $1.5 million of these working capital loans into 1,000,000 Private Warrants. As such, the Sponsor’s interest in this transaction was valued at approximately $1.5 million. $1.5 million of such loans were convertible into warrants at a price of $1.50 per warrant at the option of the Sponsor. The warrants are identical to the Private Warrants, including as to exercise price, exercisability and exercise period. The remainder of the loans were repaid in connection with the closing of the Merger.

Registration Rights

In connection with the closing of the Merger, ChargePoint and the holders of registration rights in Switchback and Legacy ChargePoint entered into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, we filed a resale registration statement with the SEC that has been declared effective. In certain circumstances, the Registration Rights Holders can demand up to four underwritten offerings and will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by Switchback if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.

Related Party Transactions with Respect to ChargePoint

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Securities,” the following is a description of each transaction since February 1, 2017 and each currently proposed transaction in which:

•	ChargePoint has been or is to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of ChargePoint’s directors, executive officers or holders of more than 5% of its capital stock prior to the Merger, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Sales of Series G Preferred Stock

In February 2017, Legacy ChargePoint sold an aggregate of 28,630,981 shares of its Series G Preferred Stock at a purchase price of $4.3659 per share to accredited investors for an aggregate purchase price of approximately $125.0 million. Each share of Legacy ChargePoint’s Series G Preferred Stock will convert automatically into shares of Common Stock of ChargePoint in connection with the conversion, as provided in the Merger Agreement.

The following table summarizes purchases of shares of Legacy ChargePoint’s Series G Preferred Stock by its executive officers, directors and holders of more than 5% of its capital stock.

Purchaser	Affiliated Director(s) or Officer(s)	Shares of Series G Preferred Stock
		Number of Shares	Aggregate Gross Consideration ($)
Braemar Energy Ventures(1)	Neil S. Suslak	639,844	$3,000,001.99
Entities affiliated with Linse Capital LLC(2)	Michael Linse	5,955,244	$25,999,999.78
Rho Ventures VI, L.P.(3)	Mark Leschly	1,145,239	$4,999,998.96

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

(1)

Entities affiliated with Braemar Energy holding shares of Legacy ChargePoint’s Series C preferred stock which are aggregated for purposes of reporting share ownership information include Braemar CP Investments 2019 LLC, Braemar ChargePoint Investments II, LLC and Braemar ChargePoint Investments III, LLC.

(2)	Entities affiliated with Linse Capital, LLC held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.
(3)	Entities affiliated with Rho Ventures VI, L.P. held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger, which, at the time of purchase, were affiliated with Mark Leschly.

Sales of Series H Preferred Stock and Warrants

From November 2018 to February 2019, Legacy ChargePoint sold an aggregate of 42,298,202 shares of its Series H Preferred Stock and warrants to purchase up to an aggregate of 14,099,400 shares of Legacy ChargePoint Common Stock at a purchase price of $5.674 per unit consisting of (a) one share of Series H Preferred Stock and (b) a warrant to purchase one-third of a share of Legacy ChargePoint Common Stock to accredited investors for an aggregate purchase price of approximately $240.0 million. Each share of Legacy ChargePoint’s Series H Preferred Stock will convert automatically into shares of Common Stock of Legacy ChargePoint in connection with the conversion, as provided in the Merger Agreement. As of January 31, 2021, the warrants remained outstanding and exercisable.

The following table summarizes purchases of shares of Legacy ChargePoint’s Series H Preferred Stock by its executive officers, directors and holders of more than 5% of its capital stock.

Purchaser	Affiliated Director(s) or Officer(s)	Shares of Series H Preferred Stock
		Shares Purchased	Warrants Purchased	Aggregate Purchase Price
Entities affiliated with Braemar Energy Ventures III, L.P.(1)	Neil S. Suslak	88,121	29,373	$499,998.56
Canada Pension Plan Investment Board		11,103,278	3,701,093	$62,999,999.38
Entities affiliated with Linse Capital LLC(2)	Michael Linse	6,520,973	2,173,658	$37,000,000.81
Next47 Services GmbH		352,485	117,495	$1,999,999.89
Q-GRG VII (CP) Investment Partners, LLC(3)	Jeffrey Harris	17,624,251	5,874,750	$100,000,000.18

(1)	Entities affiliated with Braemar Energy Ventures III, L.P. held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.
(2)	Entities affiliated with Linse Capital, LLC held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.
(3)	Entities affiliated with Q-GRG VII (CP) Investment Partners, LLC held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.

Sales of Series H-1 Preferred Stock

In July 2020, Legacy ChargePoint sold an aggregate of 22,427,306 shares of its Series H-1 Preferred Stock and warrants to purchase up to an aggregate of 22,427,306 shares of Legacy ChargePoint Common Stock at a purchase price of $5.674 per unit consisting of (a) one share of Series H Preferred Stock and (b) a warrant to purchase one share of Legacy ChargePoint Common Stock to accredited investors for an aggregate purchase price of approximately $127.3 million. Each share of Legacy ChargePoint’s Series H-1 Preferred Stock will convert automatically into shares of Common Stock of ChargePoint in connection with the conversion, as provided in the Merger Agreement. As of January 31, 2021, the warrants remained outstanding and exercisable.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

The following table summarizes purchases of shares of Legacy ChargePoint’s Series H-1 Preferred Stock by its executive officers, directors and holders of more than 5% of its capital stock.

Purchaser	Affiliated Director(s) or Officer(s)	Shares of Series H-1 Preferred Stock
		Shares Purchased	Warrants Purchased	Aggregate Purchase Price
Braemar ChargePoint Investments III, LLC(1)	Neil S. Suslak	1,471,053	1,471,053	$8,346,754.73
Bruce Chizen 2009 Irrevocable Trust, dated January 24, 2009	Bruce Chizen	88,121	88,121	$499,998.56
CPP Investment Board (USRE) Inc.(2)		1,762,425	1,762,425	$9,999,999.45
G. Richard Wagoner, Jr. Trust, dated July 13, 1989, as amended and restated October 19, 2018	G. Richard Wagoner, Jr.	35,249	35,249	$200,002.83
Jackson 1997 Trust, dated, November 6, 1997	Rex Jackson	88,121	88,121	$499,998.56
Five Plus Nine LLC	Lawrence Lee	61,684	61,684	$349,995.02
Entities affiliated with Linse Capital, LLC(3)	Michael Linse	9,421,458	9,421,458	$53,457,352.70
Richard Lowenthal	Richard Lowenthal	176,243	176,243	$1,000,002.79
Q-GRG VII (CP) Investment Partners, LLC(4)	Jeffrey Harris	5,287,275	5,287,275	$29,999,998.35

(1)	Entities affiliated with Braemar ChargePoint Investments III, LLC held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.
(2)	CPP Investment (USRE) Inc. is affiliated with Canada Pension Plan Investment Board, which held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.
(3)	Entities affiliated with Linse Capital, LLC held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.
(4)	Entities affiliated with Q-GRG VII (CP) Investment Partners, LLC held more than 5% of Legacy ChargePoint’s capital stock prior to the Merger.

Indemnification Agreements

The Second A&R Charter contains provisions limiting the liability of directors, and our Second A&R Bylaws provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. The Second A&R Charter and our Second A&R Bylaws also provide us with discretion to indemnify officers and employees when determined appropriate by the Board.

We entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements provide that we indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, the Second A&R Charter and our Second A&R Bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee.

Customer Agreements

ChargePoint has entered into certain business relationships with Daimler AG and its affiliated entities (“Daimler”). Daimler is an affiliate of Axel Harries, a director of Legacy ChargePoint and current director of ChargePoint. Revenue from Daimler was $3.4 million, $3.1 million and $1.1 million for the fiscal years ended January 31, 2021, 2020 and 2019, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Amended and Restated Investors’ Rights Agreement

In connection with the issuances of shares of its Series H-1 Preferred Stock in July 2020, Legacy ChargePoint entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with certain holders of Legacy ChargePoint’s capital stock. The Investors’ Rights Agreement provides for, among other things, certain demand, piggy-back and S-3 registration rights. The following directors, executive officers and holders of more than 5% of Legacy ChargePoint capital stock and their affiliates were parties to the Investors’ Rights Agreement:

•	Entities affiliated with Braemar ChargePoint Investments III, LLC;

•	An entity affiliated with Bruce Chizen;

•	Canada Pension Plan Investment Board;

•	An entity affiliated with Rex Jackson;

•	An entity affiliated with Lawrence Lee;

•	Entities affiliated with Mark Leschly;

•	Entities affiliated with Linse Capital CP VI, LLC;

•	Next47 Services GmbH;

•	Richard Lowenthal;

•	Q-GRG VII (CP) Investment Partners, LLC;

•	Rho Ventures VI L.P.; and

•	An entity affiliated with G. Richard Wagoner, Jr.

The Investors’ Rights Agreement terminated upon the closing of the Merger.

Amended and Restated Voting Agreement

In connection with the issuances of shares of its Series H-1 Preferred Stock in July 2020, Legacy ChargePoint entered into an amended and restated voting agreement (the “Voting Agreement”) with certain holders of Legacy ChargePoint’s capital stock. The Voting Agreement provided for, among other things, such holders to vote in accordance with its terms, including in matters related to the composition of the Legacy ChargePoint Board, and provides for drag-along rights with respect to proposed sales of Legacy ChargePoint securities. The following directors, executive officers and holders of more than 5% of Legacy ChargePoint capital stock and their affiliates were parties to the Voting Agreement:

•	Entities affiliated with Braemar ChargePoint Investments III, LLC;

•	An entity affiliated with Bruce Chizen;

•	Canada Pension Plan Investment Board;

•	An entity affiliated with Rex Jackson;

•	An entity affiliated with Lawrence Lee;

•	Entities affiliated with Mark Leschly;

•	Entities affiliated with Linse Capital CP VI, LLC;

•	Richard Lowenthal;

•	Next47 Services GmbH;

•	Q-GRG VII (CP) Investment Partners, LLC;

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

•	Rho Ventures VI L.P.; and

•	An entity affiliated with G. Richard Wagoner, Jr.

The Voting Agreement terminated upon the closing of the Merger.

Amended and Restated Right of First Refusal and Co-Sale Agreement

In connection with the issuances of shares of its Series H-1 Preferred Stock in July 2020, Legacy ChargePoint entered into an amended and restated right of first refusal and co-sale agreement (the “Co-Sale Agreement”) with certain holders of Legacy ChargePoint’s capital stock. The following directors, executive officers and holders of more than 5% of Legacy ChargePoint capital stock and their affiliates were parties to the Co-Sale Agreement:

•	Entities affiliated with Braemar ChargePoint Investments III, LLC;

•	An entity affiliated with Bruce Chizen;

•	Canada Pension Plan Investment Board;

•	An entity affiliated with Rex Jackson;

•	An entity affiliated with Lawrence Lee;

•	Entities affiliated with Mark Leschly;

•	Entities affiliated with Linse Capital CP VI, LLC;

•	Richard Lowenthal;

•	Next47 Services GmbH;

•	Q-GRG VII (CP) Investment Partners, LLC;

•	Rho Ventures VI L.P.;

•	Pasquale Romano; and

•	An entity affiliated with G. Richard Wagoner, Jr.

The Co-Sale Agreement terminated upon the closing of the Merger.

Policies and Procedures for Related Party Transactions

The Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and forms committees of non-interested directors when it determines that the formation of such committees is appropriate under the circumstances.

We have a related party transaction policy. The policy provides that officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with ChargePoint without the prior consent of the audit committee, or other independent members of our Board in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

All of the transactions with respect to Legacy ChargePoint described in this section were entered into prior to the adoption of this policy. Although Legacy ChargePoint has not had a written policy for the review and

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

approval of transactions with related persons, the Legacy ChargePoint Board has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to the Legacy ChargePoint Board. The Legacy ChargePoint Board took this information into account when evaluating the transaction and in determining whether such transaction was fair to Legacy ChargePoint and in the best interest of all Legacy ChargePoint stockholders.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

DESCRIPTION OF SECURITIES

The following summary of the material terms of our Common Stock and warrants is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Second A&R Charter in its entirety for a complete description of the rights and preferences of our Common Stock and the warrant agreement and form of warrant for a description of the terms of the Warrants.

Authorized and Outstanding Stock

The Second A&R Charter authorizes the issuance of 1,000,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share. As of                      , 2021, the      shares of our Common Stock to be outstanding after this offering is based on (i) 305,073,200 shares of our Common Stock outstanding as of April 30, 2021, (ii) the issuance of      shares of our Common Stock pursuant to Earnout Shares on July     , 2021 related to the occurrence of the third Triggering Event, and (iii) the issuance of      shares of our Common Stock in connection with the exercise of Public Warrants which were outstanding as of April 30, 2021.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available if the Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that the Board may determine. See “Market Information for Securities and Dividend Policy” for more information.

Voting Rights

The holders of our Common Stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our Second A&R Charter and Second A&R Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. The Board also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board may authorize the issuance of preferred stock with voting or conversion rights that could

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our Common Stock and the voting and other rights of the holders of Common Stock. We have no current plan to issue any shares of preferred stock.

Options

As of                     , 2021, there were options to purchase                      shares of our Common Stock outstanding, with a weighted average exercise price of $                    .

Registration Rights

Certain holders of Common Stock are entitled to registration rights as described in the “Registration Rights” in this prospectus below.

Certificate of Incorporation and Bylaw Provisions

The Second A&R Charter and Second A&R Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the management team, including the following:

•

Board of Directors Vacancies. The Second A&R Charter and Second A&R Bylaws authorizes the Board to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting the Board will be set only by resolution adopted by a majority vote of the entire Board. These provisions will prevent a stockholder from increasing the size of the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.

•

Classified Board. The Second A&R Charter and Second A&R Bylaws provide that the Board is classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the Board for cause and only by the approval of 66 2/3% of the then-outstanding shares of Common Stock. A third-party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder Action; Special Meeting of Stockholders. The Second A&R Charter provides that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of the stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. The Second A&R Bylaws further provides that special meetings of the stockholders may be called only by a majority vote of the entire Board, the chairman of the Board or the chief executive officer.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Second A&R Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. The Second A&R Bylaws also specifies certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude the stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the meetings of stockholders.

•

Issuance of Undesignated Preferred Stock. The Board has the authority, without further action by the holders of Common Stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of preferred stock will enable the Board to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Transfer Agent

The Transfer Agent for our Common Stock is Continental Stock Transfer & Trust Company. We have agreed to indemnify the Transfer Agent in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Anti-Takeover Provisions

Delaware Law

ChargePoint is governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a Merger, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

subsequent to such time that the stockholder became an interested stockholder the Merger is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Forum Selection Clause

The Second A&R Charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (a) any derivative action brought on behalf of the Company; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former directors, officers, stockholders or, subject to certain exceptions, employees; (c) any action or proceeding asserting a claim arising out of or arising pursuant to any provision of the DGCL, the Second A&R Charter or our Second A&R Bylaws (as each may be amended from time to time) against ChargePoint or any current or former directors, officers, stockholders or, subject to certain exceptions, employees; (d) any action or proceeding asserting a claim governed by the internal affairs doctrine against the Company, any current or former directors, officers or, subject to certain exceptions, employees except for, as to each of (a) through (d) above, (i) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination) and (ii) any action asserted to enforce any liability or duty created by the Securities Act, the Exchange Act or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction. In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. See “Risk Factors—Risks Related to ownership of our Securities and this Offering—Our Second A&R Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders’ ability to obtain a more favorable judicial forum for disputes with us or its directors, officers, employees or stockholders”.

Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of Common Stock shall be deemed to have notice of and consented to these exclusive forum provisions and will not be deemed to have waived ChargePoint’s compliance with the federal securities laws and the regulations promulgated thereunder.

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one whole share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, provided that we have an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of Common Stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. The warrants will expire five years after the completion of our Merger, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

On                     , 2021, we redeemed all of our outstanding Public Warrants that had not been exercised as of that date, which resulted in the exercise of                      million warrants for proceeds to us of $                     million and the redemption of                      Public Warrants at a redemption price of $0.01 per warrant. The Private Warrants were not subject to redemption and, to the extent not exercised, remain outstanding and exercisable. As of                     , 2021, we had                      Private Warrants outstanding.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Common Stock upon exercise of a warrant unless the Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our Merger, we will use our best efforts to file with the SEC a registration statement for the registration, under

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

the Securities Act, of the shares of Common Stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. That registration statement became effective on March 11, 2021.

Notwithstanding the above, if our Common Stock is, at the time of any exercise of a warrant, not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

•

if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Following the completion of the redemption of our Public Warrants, there were no Public Warrants outstanding. Accordingly, the provisions relating to cash redemption would only become applicable in the event of certain transfers of our Private Warrants such that they were not held by the Sponsor or its permitted transferees.

Commencing 90 days after the warrants become exercisable, we may redeem the outstanding warrants for shares of Common Stock:

•	in whole and not in part;

•

at a price equal to a number of shares of Common Stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock except as otherwise described below;

•	upon a minimum of 30 days’ prior written notice; and

•

if, and only if, the last sale price of our Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrantholders.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

The numbers in the table below represent the “redemption prices,” or the number of shares of Common Stock that a warrantholder will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

Redemption Date	Fair Market Value of Common Stock
(period to expiration of warrants)	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of our Common Stock shall mean the average reported last sale price of our Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year.

No fractional shares of Common Stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder.

If we call the warrants for redemption for cash as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined above) by (y) the fair

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our Merger. If we call our warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted pursuant to the following three paragraphs. The adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (b) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (a) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (b) fair market value means the volume-weighted average price of Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends (initially defined as up to $0.10 per share in a 365 day period), (c) to satisfy the redemption rights of the holders of Common Stock in connection with a proposed Initial Merger, (d) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to approve an amendment to our current certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our Common Stock if we have not consummated an Merger within

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

the time period set forth in the current certificate of incorporation or (e) in connection with the redemption of our public shares upon our failure to complete our Merger, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised his, her or its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The warrant exercise price will not be adjusted for other events.

The warrants have been issued in registered form under a warrant agreement between the Transfer Agent, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. If an amendment adversely affects the Private Warrants in a different manner than the Public Warrants or vice versa, then approval of holders of at least 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Warrants, voting as separate classes, will be required.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrantholder.

Private Warrants

The Private Warrants (including the shares of Common Stock issuable upon exercise of the Private Warrants) are not transferable, assignable or salable until 30 days after the completion of our Merger (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with the Sponsor), and they will not be redeemable by us for cash so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. Except as described below, the Private Warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the IPO, including as to exercise price, exercisability and exercise period. If the Private Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Legacy ChargePoint Warrants

Legacy ChargePoint had outstanding warrants to purchase shares of Legacy ChargePoint Common Stock and Legacy ChargePoint Preferred Stock, which now represent warrants to purchase ChargePoint Common Stock as follows:

Holder	Number of ChargePoint Warrant Shares	Exercise Price per Share	Expiration Date
Q-GRG VII (CP) Investment Partners, LLC	5,854,775	$9.04	Nov. 16, 2028
Canada Pension Plan Investment Board	2,927,387	$9.04	Nov. 16, 2028
Linse Capital CP V, LLC	1,346,598	$9.04	Nov. 16, 2028
Next47 Services GmbH	117,095	$9.04	Nov. 16, 2028
Clearvision Ventures Ecosystem Fund, LP	117,095	$9.04	Nov. 16, 2028
Braemar Energy Ventures III L.P.	29,273	$9.04	Nov. 16, 2028
BMW i Ventures SCS SIVAC-RAIF	5,854	$9.04	Nov. 16, 2028
AEP Investments, Inc.	234,191	$9.04	Nov. 30, 2028
CTTV Investments, LLC	292,739	$9.04	Dec. 5, 2028
Purple Green Investments Pte Ltd.	1,516,386	$9.04	Dec. 20, 2028
Linse Capital CP V, LLC	702,573	$9.04	Dec. 21, 2028
Daimler Trucks & Buses Holding Inc.	29,274	$9.04	Jan. 11, 2029
Linse Capital CP V, LLC	117,095	$9.04	Feb. 14, 2029
Canada Pension Plan Investment Board	761,121	$9.04	Feb. 14, 2029
Linse Capital CP VI, LLC	8,909,527	$6.03	Jul. 31, 2030
Q-GRG VII (CP) Investments Partners, LLC	5,269,298	$6.03	Jul. 31, 2030
Purple Green Investments Pte Ltd.	2,775,164	$6.03	Jul. 31, 2030
Canada Pension Plan Investment Board	1,756,432	$6.03	Jul. 31, 2030
AEP Investments, Inc.	702,573	$6.03	Jul. 31, 2030
Bruce Chizen 2009 Irrevocable Trust, dated January 24, 2009	87,821	$6.03	Jul. 31, 2030
CTTV Investments, LLC	105,110	$6.03	Jul. 31, 2030
G. Richard Wagoner, Jr. Trust, dated July 13, 1989, as amended and restated October 19, 2018	35,129	$6.03	Jul. 31, 2030
Braemar ChargePoint Investments III, LLC	1,466,051	$6.03	Jul. 31, 2030
Clearvision Ventures Ecosystem Fund, LP	87,821	$6.03	Jul. 31, 2030
Clearvision Ventures Ecosystem Fund 2, LP	351,286	$6.03	Jul. 31, 2030
Five Plus Nine, LLC	61,474	$6.03	Jul. 31, 2030
Linse Capital CP VI, LLC	479,897	$6.03	Aug. 3, 2030
Jackson 1997 Trust, dated November 6, 1997	87,821	$6.03	Aug. 6, 2030
Rho Ventures VI L.P.	115,872	$1.25	Sep. 12, 2021
Rho Ventures VI L.P.	115,872	$1.25	Oct. 28, 2021
Rho Ventures VI L.P.	103,520	$1.25	Jan. 5, 2022
Rho Ventures VI L.P.	78,211	$1.25	Mar. 5, 2022
Richard Lowenthal	120,956	$1.25	Jan. 5, 2022
Richard Lowenthal	28,222	$1.25	Mar. 4, 2022
Silicon Valley Bank	205,626	$1.25	Dec. 12, 2022
Silicon Valley Bank	96,765	$1.25	Dec. 12, 2022
Silicon Valley Bank	40,318	$1.25	Dec. 12, 2022
ChargePoint Investments LLC	454	$1.25	Sep. 12, 2021
ChargePoint Investments LLC	454	$1.25	Oct. 28, 2021
ChargePoint Investments LLC	2,058	$1.25	Jan. 5, 2022

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Holder	Number of ChargePoint Warrant Shares	Exercise Price per Share	Expiration Date
ChargePoint Investments LLC	1,368	$1.25	Mar. 4, 2022
ChargePoint Investments LLC	16,425	$1.25	Sep. 12, 2021
ChargePoint Investments LLC	16,425	$1.25	Oct. 28, 2021
ChargePoint Investments LLC	20,268	$1.25	Jan. 5, 2022
ChargePoint Investments LLC	13,200	$1.25	Mar. 4, 2022
Next47 Services GmbH	57,964	$1.25	Oct 12, 2021
Next47 Services GmbH	57,964	$1.25	Oct. 28, 2021
Next47 Services GmbH	58,220	$1.25	Jan. 30, 2022
Next47 Services GmbH	29,193	$1.25	Mar. 27, 2022
Ares Capital Corporation	806,374	$1.25	Dec. 24, 2024

Rule 144 and Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our Initial Stockholders will be able to sell their Founder Shares pursuant to Rule 144 without registration one year after we have completed Merger, although these shares may be sold sooner to the extent they have been registered on a registration statement that has been declared effective by the SEC.

Registration Rights

Switchback and Legacy ChargePoint Stockholders’ Registration Rights

Pursuant to the A&R Registration Rights Agreement, we filed with the SEC the registration statement that was declared effective on May 28, 2021. In certain circumstances, the Registration Rights Holders can demand up to four underwritten offerings and will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by Switchback if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.

PIPE Shares

Pursuant to the Subscription Agreements, we filed with the SEC the registration statement that was declared effective on March 11, 2021, of which this prospectus is a part registering the resale of 22,500,000 shares of Common Stock at a purchase price of $10.00 per share (the “PIPE Shares”).

Lock-Up Agreements

Concurrently with the Merger, certain stockholders of Legacy ChargePoint, whose ownership interests represent 70.4% of our outstanding Common Stock in the aggregate as of April 30, 2021, have agreed, subject to

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

certain customary exceptions, not to effect any (a) direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, with respect to any shares of Common Stock held by them immediately after the closing of the Merger, including any shares of Common Stock issuable upon the exercise of options or warrants to purchase shares of Common Stock held by them immediately following the closing of the Merger or (b) publicly announce any intention to effect any transaction specified in clause (a), in each case, for six months after the closing of the Merger.

The Earnout Shares are not subject to these lock-up restrictions and may be sold publicly following receipt. The Board may, in its sole discretion, release the Common Stock and other securities subject to the lock-up restrictions described above in whole or in part at any time with or without notice. In addition, the terms of the lock-up restrictions may be amended at any time by an agreement among the ChargePoint, Legacy ChargePoint and lock-up parties holding 75% of the Common Stock and other securities subject to such lock-up restrictions.

In contemplation of this offering, the selling securityholders who were subject to the transfer restrictions under these lock-up agreements were released from such restrictions solely with respect to the portion of their securities offered for sale in this offering. Their remaining shares of Common Stock will continue to be subject to transfer restrictions under the lock-up agreements (which expire August 26, 2021, six months after completion of the Merger).

Listing of Securities

Our Common Stock is listed on the NYSE under the symbol “CHPT”.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our Common Stock. This discussion is limited to material U.S. federal income tax considerations to beneficial owners of our Common Stock who are purchasers of such Common Stock pursuant to this offering and hold the Common Stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

This summary is based upon the Code and existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to a Non-U.S. Holder in light of a Non-U.S. Holder’s particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more (by vote or value) of our shares;

•	persons that acquired our Common Stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to our Common Stock;

•	persons holding our Common Stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

•	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

•	tax-exempt entities;

•	controlled foreign corporations; and

•	passive foreign investment companies.

In addition, this discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

Non-U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of our Common Stock, as well as the application of any other U.S. federal, state, local, non-U.S. tax laws and income tax treaties. As used in this section, a “Non-U.S. Holder” is a beneficial owner of our Common Stock (other than a partnership or any other entity treated as a pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you are a resident alien if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the relevant calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the relevant calendar year, subject to certain exceptions. For these purposes, all the days present in the United States in the relevant year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner or owner of the other pass-through entity will generally depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership, partner in such a partnership or owner of another pass-through entity holding our Common Stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Distributions on Common Stock

Although we do not currently anticipate doing so in the foreseeable future (as discussed in “Market Information for Securities and Dividend Policy—Dividends”), any distributions we make to a Non-U.S. Holder on shares of our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is first applied against and reduces (but not below zero) a Non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock. Any remaining excess will be treated as gain realized from the sale or other taxable disposition of our Common Stock, which will be treated as described under “Dispositions of Common Stock” below.

Subject to the discussion below regarding effectively connected income, any dividend paid to a Non-U.S. Holder on our Common Stock will generally be subject to U.S. federal withholding tax at a 30% rate of the gross amount of the dividend. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty. A Non-U.S. Holder is urged to consult its own tax advisor regarding its entitlement to benefits under a relevant income tax treaty. Generally, to obtain the benefit of such right, a Non-U.S. Holder must certify its entitlement to treaty benefits. A Non-U.S. Holder generally can meet this certification requirement by providing a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

form or documentation), as applicable, to the applicable withholding agent. If the Non-U.S. Holder holds our Common Stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. Even if our current and accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a Non-U.S. Holder that are effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder and, if required by an applicable income tax treaty, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the Non-U.S. Holder in the United States, are generally exempt from the U.S. federal withholding tax described above. To obtain this exemption, a Non-U.S. Holder must provide a valid IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition to a Non-U.S. Holder being subject to taxation at the regular rates on effectively connected dividends as described above, such effectively connected dividends, as adjusted for certain items, received by corporate Non-U.S. Holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Stock

Subject to the discussions below on backup withholding and other withholding tax requirements, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock unless:

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder);

•

the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to U.S. federal income tax at a rate of 30%, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses); or

•

we are, or become, a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Common Stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. Gain recognized by a Non-U.S. Holder on the sale, exchange or other disposition of our Common Stock if we are a USRPHC will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. The tax relating to dispositions of stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

and constructive, amount to 5% or less of our Common Stock at all times during the shorter of the five-year period ending on the date of disposition of our Common Stock and the Non-U.S. Holder’s holding period for our Common Stock, provided that our Common Stock is regularly traded on an established securities market. No assurance can be provided that our Common Stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC and do not anticipate being a USRPHC in the future. Non-U.S. Holders are urged to consult their own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

Any dividends or other distributions that are paid to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is established under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our Common Stock and the gross proceeds from a taxable disposition of our Common Stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such Non-U.S. Holder fails to comply with applicable U.S. information reporting and backup withholding certification requirements. Provision of an IRS Form W-8 appropriate to the Non-U.S. Holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules may be refunded by the IRS or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends (including our dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding imposed by FATCA may also apply to gross proceeds from the sale or other taxable disposition of U.S. corporate stock (including our Common Stock); however, under proposed U.S. Treasury regulations, no withholding would apply to such gross proceeds. The preamble to the proposed U.S. Treasury regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed U.S. Treasury regulations pending finalization. An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. Accordingly, the entity through which our Common Stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail a significant administrative burden). Non-U.S. Holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our Common Stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND INCOME TAX TREATIES.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom BofA Securities, Inc. and                  are acting as representatives, have severally agreed to purchase, and the selling securityholders have agreed to sell to them, severally, the number of shares of Common Stock indicated below:

Name	Number of Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Oppenheimer & Co. Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively.

The underwriters are offering the shares of Common Stock subject to their acceptance of the shares from the selling securityholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Common Stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Common Stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling securityholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of Common Stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Common Stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Common Stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling securityholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of Common Stock.

Name	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling securityholders	$	$	$
Proceeds, before expenses, to the selling securityholders	$	$	$

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

The estimated offering expenses payable by, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

Our Common Stock is listed on the NYSE under the trading symbol “CHPT.”

We, our directors, executive officers and the selling securityholders have agreed, subject to specified exceptions, that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock;

•	file any registration statement with the SEC relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock;

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The restrictions described in the immediately preceding paragraph do not apply to our directors, executive officers or the selling securityholders in certain circumstances, including:

(a)

transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions;

(b)	transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift;

(c)

distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the lock-up signatory; provided that in the case of any transfer or distribution (i) each donee or distributee shall sign and deliver a lock-up agreement substantially in the form of this agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period; or

(d)

facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of ChargePoint pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up signatory or ChargePoint regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the Common Stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

In contemplation of this offering, certain selling securityholders subject to transfer restrictions under existing lock-up agreements were released from such restrictions in accordance with such agreements solely with respect to the portion of their securities offered for sale in this offering. See “Description of Securities—Lock-Up Agreements.”

In order to facilitate the offering of the Common Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares described above. The underwriters can close out a covered short sale by exercising such option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under such option. The underwriters may also sell shares in excess of such option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may raise or maintain the market price of the Common Stock above independent market levels or prevent or retard a decline in the market price of the Common Stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling securityholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Common Stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, certain of the underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking, advisory and/or other similar services to us from time to time for which they have received and in the future may receive customary fees and expenses.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, each a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us the selling securityholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and ChargePoint that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

None of us, the selling securityholders or the several underwriters have authorized or do authorize the making of any offer of shares through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the selling securityholders or the underwriters.

United Kingdom

In relation to the United Kingdom, no shares of Common Stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under in Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (the “FSMA”);

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Neither we nor the selling securityholders have authorized nor do authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the selling securityholders or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended, (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The shares of our Common Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Common Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)

to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; where no consideration is or will be given for the transfer; where the transfer is by operation of law; or as specified in Section 276(7) of the SFA.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the Common Stock of ChargePoint offered by this prospectus. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California. Whalen LLP, Newport Beach, California, is acting as counsel for the selling stockholders in connection with this offering.

EXPERTS

The financial statements of Legacy ChargePoint as of January 31, 2021 and 2020 and for each of the three years in the period ended January 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 26, 2021 the Audit Committee of the Board dismissed WithumSmith+Brown, PC (“Withum”), Switchback’s independent registered public accounting firm prior to the Merger.

Withum’s report on the Company’s balance sheets as of December 31, 2020 and December 31, 2019 and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2020 and the period from May 10, 2019 (inception) through December 31, 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, other than the Company’s ability to continue as a going concern due to the Company’s obligation to either complete a Merger by July 30, 2021 or cease all operations except for the purpose of winding down and liquidating.

During the period from May 10, 2019 (inception) through December 31, 2019, the year ended December 31, 2020 and the subsequent period through February 26, 2021, there were no: (i) disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused Withum to make reference to the subject matter of the disagreement in connection with its report or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

On February 26, 2021, the Board approved the engagement of PwC as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ended January 31, 2021. PwC served as the independent registered public accounting firm of ChargePoint prior to the Merger.

During the period from May 10, 2019 (inception) through December 31, 2019, the year ended December 31, 2020 and through February 26, 2021 neither ChargePoint nor anyone on the Company’s behalf consulted PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to ChargePoint by PwC that PwC concluded was an important factor considered by ChargePoint in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to Item 304 of Regulation S-K under the Exchange Act, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, including exhibits, under the Securities Act, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and the exhibits.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at ww.sec.gov. We also maintain a website at https://investors.chargepoint.com/governance/governance-documents. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

INDEX TO FINANCIAL STATEMENTS

Page No.
ChargePoint Holdings, Inc. Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of April 30, 2021 and January 31, 2021 (unaudited)	F-2
Condensed Consolidated Statements of Operations for the Three Months Ended April 30, 2021 and 2020 (unaudited)	F-3
Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended April 30, 2021 and 2020 (unaudited)	F-4
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Three Months Ended April 30, 2021 and 2020 (unaudited)	F-5
Condensed Consolidated Statements of Cash Flows for the Three Months Ended April 30, 2021 and 2020 (unaudited)	F-7
Notes to Condensed Consolidated Financial Statements (unaudited)	F-9

ChargePoint, Inc. Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-31
Consolidated Balance Sheets as of January 31, 2021 and 2020	F-32
Consolidated Statements of Operations for the years ended January 31, 2021, 2020, and 2019	F-33
Consolidated Statements of Comprehensive Loss for the years ended January 31, 2021, 2020, and 2019	F-34
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended January 31, 2021, 2020, and 2019	F-35
Consolidated Statements of Cash Flows for the years ended January 31, 2021, 2020, and 2019	F-37
Notes to Consolidated Financial Statements	F-38

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Condensed Consolidated Balance Sheets

(unaudited)

	April 30, 2021	January 31, 2021
	(in thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$609,809	$145,491
Restricted cash	400	400
Accounts receivable, net of allowance of $2,100 and $2,000 as of April 30, 2021 and January 31, 2021, respectively	34,932	35,075
Inventories	28,868	33,592
Prepaid expenses and other current assets	19,906	12,074

Total current assets	693,915	226,632
Property and equipment, net	31,211	29,988
Operating lease right-of-use assets	21,750	21,817
Goodwill	1,215	1,215
Other assets	4,980	10,468

Total assets	$753,071	$290,120

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$18,103	$19,784
Accrued and other current liabilities	42,930	47,162
Deferred revenue	43,864	40,934
Debt, current	—	10,208

Total current liabilities	104,897	118,088
Deferred revenue, noncurrent	53,763	48,896
Debt, noncurrent	—	24,686
Operating lease liabilities	22,866	22,459
Common stock warrant liabilities	86,209	—
Redeemable convertible preferred stock warrant liability	—	75,843
Other long-term liabilities	996	972

Total liabilities	268,731	290,944

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock: $0.0001 par value; 0 and 185,180,248 shares authorized as of April 30, 2021 and January 31, 2021, respectively; 0 and 182,934,257 shares issued and outstanding as of April 30, 2021 and January 31, 2021, respectively (liquidation value: $0 and $17,492,964 as of April 30, 2021 and January 31, 2021, respectively)	—	615,697
Stockholders’ equity (deficit):
Common stock: $0.0001 par value; 1,000,000,000 and 299,771,284 shares authorized as of April 30, 2021 and January 31, 2021, respectively; 305,073,200 and 22,961,032 shares issued and outstanding as of April 30, 2021 and January 31, 2021, respectively	31	2
Preferred stock, $0.0001 par value; 10,000,000 and 0 shares authorized as of April 30, 2021 and January 31, 2021, respectively; 0 issued and outstanding as of April 30, 2021 and January 31, 2021	—	—
Additional paid-in capital	1,081,272	62,736
Accumulated other comprehensive income	162	155
Accumulated deficit	(597,125)	(679,414)

Total stockholders’ equity (deficit)	484,340	(616,521)

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$753,071	$290,120

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Condensed Consolidated Statements of Operations

(unaudited)

	Three Months Ended April 30,
	2021	2020
	(in thousands, except share and per share data)
Revenue
Networked charging systems	$26,800	$19,657
Subscriptions	10,824	9,004
Other	2,886	4,115

Total revenue	40,510	32,776
Cost of revenue
Networked charging systems	23,742	18,616
Subscriptions	5,640	4,773
Other	1,911	1,623

Total cost of revenue	31,293	25,012

Gross profit	9,217	7,764

Operating expenses
Research and development	25,374	18,026
Sales and marketing	15,974	14,201
General and administrative	14,467	5,089

Total operating expenses	55,815	37,316

Loss from operations	(46,598)	(29,552)
Interest income	22	243
Interest expense	(1,499)	(835)
Change in fair value of redeemable convertible preferred stock warrant liability	9,237	535
Change in fair value of common stock warrant liabilities	43,761	—
Change in fair value of contingent earnout liability	84,420	—
Transaction costs expensed	(7,031)	—
Other income (expense), net	15	(432)

Net income (loss) before income taxes	82,327	(30,041)
Provision for income taxes	38	57

Net income (loss)	82,289	(30,098)

Cumulative dividends on redeemable convertible preferred stock	(4,292)	—
Deemed dividends attributable to vested option holders	(51,855)	—
Deemed dividends attributable to common stock warrant holders	(110,635)	—

Net loss attributable to common stockholders - Basic	(84,493)	(30,098)

Gain attributable to earnout shares issued	(53,820)	—
Change in fair value of dilutive warrants	(49,471)	—

Net loss attributable to common stockholders - Diluted	$(187,784)	$(30,098)

Weighted average shares outstanding - Basic	218,615,863	12,253,092
Weighted average shares outstanding - Diluted	225,533,389	12,253,092
Net loss per share - Basic	$(0.39)	$(2.46)
Net loss per share - Diluted	$(0.83)	$(2.46)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(unaudited)

	Three Months Ended April 30,
	2021	2020
	(in thousands)
Net income (loss)	$82,289	$(30,098)
Other comprehensive income (loss):
Foreign currency translation adjustment	7	(56)

Other comprehensive income (loss)	7	(56)

Comprehensive income (loss)	$82,296	$(30,154)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares(1)	Amount	Shares(1)	Amount
			(in thousands, except share data)
Balances as of January 31, 2021	182,934,257	$615,697	22,961,032	$2	$62,736	$155	$(679,414)	$(616,521)
Conversion of redeemable convertible preferred stock into common stock in connection with the reverse recapitalization, including impact of Series H-1 paid in kind dividend	(182,934,257)	(615,697)	194,060,336	20	615,677	—	—	615,697
Reclassification of Legacy ChargePoint preferred stock warrant liability upon the reverse recapitalization	—	—	—	—	66,606	—	—	66,606
Issuance of common stock upon the reverse recapitalization, net of issuance costs	—	—	60,746,989	6	200,460	—	—	200,466
Issuance of common stock upon exercise of warrants	—	—	9,766,774	1	225,375	—	—	225,376
Contingent earnout liability recognized upon the closing of the reverse recapitalization	—	—	—	—	(828,180)	—	—	(828,180)
Issuance of earnout shares upon triggering events, net of tax withholding	—	—	17,539,657	2	488,303	—	—	488,305
Reclassification of remaining contingent earnout liability upon triggering event	—	—	—	—	242,640	—	—	242,640
Vesting of early exercised stock options	—	—	—	—	78	—	—	78
Repurchase of early exercised common stock	—	—	(1,588)	—	—	—	—	—
Stock-based compensation	—	—	—	—	7,577	—	—	7,577
Net income	—	—	—	—	—	—	82,289	82,289
Other comprehensive income	—	—	—	—	—	7	—	7

Balances as of April 30, 2021	—	$—	305,073,200	$31	$1,081,272	$162	$(597,125)	$484,340

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) - (continued)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares(1)	Amount	Shares(1)	Amount
			(in thousands, except share data)
Balances as of January 31, 2020	160,583,203	$520,241	11,918,418	$1	$20,331	$37	(482,390)	$(462,021)
Issuance of common stock upon exercise of vested stock options	—	—	1,071,203	—	436	—	—	436
Vesting of early exercised stock options	—	—	—	—	10	—	—	10
Stock-based compensation	—	—	—	—	910	—	—	910
Net loss	—	—	—	—	—	—	(30,098)	(30,098)
Other comprehensive loss	—	—	—	—	—	(56)	—	(56)

Balances as of April 30, 2020	160,583,203	$520,241	12,989,621	$1	$21,687	$(19)	$(512,488)	$(490,819)

(1)

The shares of the Company’s common and redeemable convertible preferred stock, prior to the Merger (as defined in Note 1) have been retroactively restated to reflect the exchange ratio of approximately 0.9966 established in the Merger as described in Note 3.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Three Months Ended April 30,
	2021	2020
	(in thousands)
Cash flows from operating activities
Net income (loss)	$82,289	$(30,098)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,741	2,257
Non-cash operating lease cost	977	831
Stock-based compensation	7,577	910
Amortization of deferred contract acquisition costs	399	253
Change in fair value of redeemable convertible preferred stock warrant liability	(9,237)	(535)
Change in fair value of common stock warrant liabilities	(43,761)	—
Change in fair value of contingent earnout liability	(84,420)	—
Transaction costs expensed	7,031	—
Other	1,096	74
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	32	9,214
Inventories	4,894	(4,092)
Prepaid expenses and other assets	(6,166)	(1,211)
Operating lease liabilities	(373)	(1,863)
Accounts payable	(3,463)	(10,318)
Accrued and other liabilities	(4,952)	(1,898)
Deferred revenue	7,797	1,782

Net cash used in operating activities	(37,539)	(34,694)

Cash flows from investing activities
Purchases of property and equipment	(4,138)	(2,772)
Maturities of investments	—	42,403

Net cash (used in) provided by investing activities	(4,138)	39,631

Cash flows from financing activities
Proceeds from the exercise of public warrants	73,323	—
Merger and PIPE financing	511,646	—
Payment of transaction costs related to Merger	(30,115)	—
Payment of tax withholding obligations on settlement of earnout shares	(12,815)	—
Repayment of borrowings	(36,051)	—
Proceeds from exercises of vested and unvested stock options	—	446

Net cash provided by financing activities	505,988	446

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	7	(56)
Net increase in cash, cash equivalents, and restricted cash	464,318	5,327
Cash, cash equivalents, and restricted cash at beginning of period	145,891	73,153

Cash, cash equivalents, and restricted cash at end of period	$610,209	$78,480

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ChargePoint Holdings, Inc.

Condensed Consolidated Statements of Cash Flows - (continued)

Three Months Ended April 30, 2021 and 2020 (Unaudited)

	Three Months Ended April 30,
	2021	2020
	(in thousands)
Supplementary cash flow information
Cash paid for interest	$344	$476
Cash paid for taxes	$50	$68
Supplementary cash flow information on noncash investing and financing activities
Right-of-use assets obtained in exchange for lease liabilities	$883	$—
Acquisitions of property and equipment included in accounts payable and accrued liabilities	$174	$237
Vesting of early exercised stock options	$78	$10
Deferred transaction costs not yet paid	$2,354	$—
Conversion of redeemable convertible preferred stock into common stock in connection with the reverse recapitalization	$615,697	$—
Reclassification of Legacy ChargePoint redeemable convertible preferred stock warrant liability upon the reverse capitalization	$66,606	$—
Contingent earnout liability recognized upon the closing of the reverse recapitalization	$828,180	$—
Reclassification of remaining contingent earnout liability upon triggering event	$242,640	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. Description of Business and Basis of Presentation

ChargePoint Holdings, Inc. (“ChargePoint” or the “Company,” “it,” “its”) designs, develops, and markets networked electric vehicle (“EV”) charging system infrastructure and cloud-based services which enable consumers the ability to locate, reserve, authenticate, and transact charging sessions for EVs. As part of its networked charging systems, subscriptions, and other offerings, the Company provides an open platform that integrates with system hardware from multiple manufacturers, connecting systems over an intelligent network that provides real-time information about charging systems. This network provides multiple web-based portals for charging system owners, fleet managers, drivers, and utilities.

The Company’s fiscal year ends on January 31. References to fiscal year 2021 relate to the fiscal year ended January 31, 2021 and to fiscal year 2022 refer to the fiscal year ending January 31, 2022.

Basis of Presentation

The condensed consolidated financial statements and accompanying notes are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended January 31, 2021 and the related notes included in the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2021 and as amended and filed with the SEC on April 1, 2021, which provides a more complete discussion of the Company’s accounting policies and certain other information. The information as of January 31, 2021 included on the condensed consolidated balance sheets was derived from the Company’s audited consolidated financial statements. The condensed consolidated financial statements were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair statement of the Company’s financial position as of April 30, 2021 and the results of operations and cash flows for the three months ended April 30, 2021 and 2020. The results of operations for the three months ended April 30, 2021 are not necessarily indicative of the results that may be expected for the year ending January 31, 2022.

The Company’s condensed consolidated financial statements have been prepared on the basis of continuity of operations, the realization of assets, and the satisfaction of liabilities in the ordinary course of business. Since inception, the Company has been engaged in developing its product offerings, raising capital, and recruiting personnel. The Company’s operating plan may change as a result of many factors currently unknown and there can be no assurance that the current operating plan will be achieved in the time frame anticipated by the Company, and it may need to seek additional funds sooner than planned. If adequate funds are not available to the Company on a timely basis, it may be required to delay, limit, reduce, or terminate certain commercial efforts, or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of the Company’s stockholders. The Company has incurred net operating losses and negative cash flows from operations in every year since inception and expects this to continue for the foreseeable future. As of April 30, 2021, the Company had an accumulated deficit of $597.1 million.

The Company has funded its operations primarily with proceeds from the issuance of redeemable convertible preferred stock, borrowings under its loan facilities, customer payments and proceeds from the

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Reverse Recapitalization (as defined below). The Company had cash, cash equivalents, and restricted cash of $610.2 million as of April 30, 2021. As of June 11, 2021, the date on which these condensed consolidated financial statements were available to be issued, the Company believes that its cash on hand, together with cash generated from sales to customers, will satisfy its working capital and capital requirements for at least the next twelve months.

The Company’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could vary as a result of, and its near- and long-term future capital requirements will depend on, many factors, including its growth rate, subscription renewal activity, the timing and extent of spending to support its infrastructure and research and development efforts, the expansion of sales and marketing activities, the timing of new introductions of products or features, the continuing market adoption of its networked charging systems platform, and the overall market acceptance of EVs. The Company may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights, although it has no agreements or commitments to complete any material transactions as of June 11, 2021, the date on which these condensed consolidated financial statements were available to be issued. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects. The Company may be required to seek additional equity or debt financing. Future liquidity and cash requirements will depend on numerous factors, including market penetration, the introduction of new products, and potential acquisitions of related businesses or technology. In the event that additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected.

On February 26, 2021 (“Closing Date”), Switchback Energy Acquisition Corporation (“Switchback”), consummated the previously announced merger with Switchback, Lightning Merger Sub Inc., a wholly owned subsidiary of Switchback incorporated in the State of Delaware and ChargePoint, Inc., a Delaware corporation (“Legacy ChargePoint”) with the Legacy ChargePoint surviving as the surviving company and as a wholly-owned subsidiary of Switchback (“Merger” and, collectively with the other transactions described in the Merger Agreement (as defined below), the “Reverse Recapitalization”). As a result of the Merger, Switchback was renamed “ChargePoint Holdings, Inc.”

Please refer to Note 3 “Reverse Recapitalization” for further details of the Merger.

2. Summary of Significant Accounting Policies

Other than policies noted below, there have been no significant changes to the significant accounting policies disclosed in Note 2 of the audited consolidated financial statements as of January 31, 2021 and 2020 and for the years ended January 31, 2021, 2020, and 2019.

Common Stock Warrants Liabilities

The Company assumed 10,470,562 publicly-traded warrants (“Public Warrants”) and 6,521,568 private placement warrants issued to NGP Switchback, LLC (“Private Placement Warrants” and, together with the Public Warrants, the “Common Stock Warrants”) upon the Merger, all of which were issued in connection with Switchback’s initial public offering and subsequent overallotment (other than 1,000,000 Private Placement Warrants that were issued in connection with the closing of the Merger) and entitle the holder to purchase one

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

share of the Company’s Common stock, par value $0.0001 (“Common Stock”) at an exercise price of $11.50 per share. During the three months ended April 30, 2021, 6,413,057 Public Warrants and 4,347,712 Private Placement Warrants were exercised. The Public Warrants are publicly traded and are exercisable for cash unless certain conditions occur, such as the failure to have an effective registration statement related to the shares issuable upon exercise or redemption by the Company under certain conditions, at which time the warrants may be cashless exercised. The Private Placement Warrants are non-redeemable for cash so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Common Stock Warrants and concluded that they do not meet the criteria to be classified within stockholders’ equity. The agreement governing the Common Stock Warrants includes a provision (“Replacement of Securities Upon Reorganization”), the application of which could result in a different settlement value for the Common Stock Warrants depending on their holder. Because the holder of an instrument is not an input into the pricing of a fixed-for-fixed option on the Company’s ordinary shares, the Private Placement Warrants are not considered to be “indexed to the Company’s own stock.” In addition, the provision provides that in the event of a tender or exchange offer accepted by holders of more than 50% of the outstanding shares of the Company’s ordinary shares, all holders of the Common Stock Warrants (both the Public Warrants and the Private Placement Warrants) would be entitled to receive cash for all of their Common Stock Warrants. Specifically, in the event of a qualifying cash tender offer (which could be outside of the Company’s control), all Common Stock Warrant holders would be entitled to cash, while only certain of the holders of the Company’s ordinary shares may be entitled to cash. These provisions preclude the Company from classifying the Common Stock Warrants in stockholders’ equity. As the Common Stock Warrants meet the definition of a derivative, the Company recorded these warrants as liabilities on the consolidated balance sheet at fair value, with subsequent changes in their respective fair values recognized in the condensed consolidated statements of operations and comprehensive loss at each reporting date.

Contingent Earnout Liability

In connection with the Reverse Recapitalization and pursuant to the Merger Agreement and Plan of Merger dated as of September 23, 2020 by and among the Company, Lightning Merger Sub Inc., and Switchback (“Merger Agreement”), eligible ChargePoint equity holders are entitled to receive additional shares of the Company’s Common Stock upon the Company achieving certain Earnout Triggering Events (as described in the Merger Agreement and Note 9). In accordance with ASC 815-40, the earnout shares are not indexed to the Common Stock and therefore are accounted for as a liability at the reverse recapitalization date and subsequently remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the condensed consolidated statements of operations.

The estimated fair value of the contingent consideration was determined using a Monte Carlo simulation using a distribution of potential outcomes on a monthly basis over the Earnout Period (as defined in Note 9) prioritizing the most reliable information available. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones, including the current Company Common Stock price, expected volatility, risk-free rate, expected term and dividend rate.

The contingent earnout liability is categorized as a Level 3 fair value measurement (see Fair Value of Financial Instruments accounting policy as described above) because the Company estimates projections during the Earnout Period utilizing unobservable inputs. Contingent earnout payments involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Use of Estimates

The preparation of the accompanying condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company’s estimates, judgments, and assumptions. Significant estimates include determining standalone selling price for performance obligations in contracts with customers, the estimated expected benefit period for deferred contract acquisition costs, allowances for doubtful accounts, inventory reserves, the useful lives of long-lived assets, the determination of the incremental borrowing rate used for operating lease liabilities, the valuation of redeemable convertible preferred stock warrants and common stock warrants, including Common Stock Warrants as a result of the Merger, contingent earnout liability, the value of common stock and other assumptions used to measure stock-based compensation, and the valuation of deferred income tax assets and uncertain tax positions. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held in domestic and foreign cash accounts with large, creditworthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents through deposits with federally insured commercial banks and at times cash balances may be in excess of federal insurance limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Accounts receivable are stated at the amount the Company expects to collect. The Company generally does not require collateral or other security in support of accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition.

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the diversity of the Company’s customer base and geographic sales areas. As of April 30, 2021 and January 31, 2021, one customer individually accounted for 11% and 16% of accounts receivable, net, respectively. For the three months ended April 30, 2021 and 2020, there were no customers that represented 10% or more of total revenue.

The Company’s revenue is concentrated in the infrastructure needed for charging EVs, an industry which is highly competitive and rapidly changing. Significant technological changes within the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies, could adversely affect the Company’s operating results.

Impact of COVID-19

In March 2020, the World Health Organization characterized COVID-19 as a pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a decrease in EV sales in some markets.

As a result of the COVID-19 pandemic, ChargePoint had initially modified its business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), implemented additional safety protocols for essential workers, implemented temporary cost cutting measures in order to reduce its operating costs, some of which it recently reversed, and it may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners.

While the ultimate duration and extent of the COVID-19 pandemic depends on current and future developments that cannot be accurately predicted, such as the extent and effectiveness of containment actions and vaccinations, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic are likely to affect the rate of global infrastructure spending, such as work-from-home policies commercial customers are adopting, and could adversely affect demand for ChargePoint’s platforms, lengthen its sales cycles, reduce the value, renewal rate or duration of subscriptions, negatively impact collections of accounts receivable, reduce expected spending from new customers, cause some of its paying customers to go out of business and limit the ability of its direct sales force to travel to customers and potential customers, all of which could adversely affect its business, results of operations and financial condition during the fiscal year ended January 31, 2022 and potentially future periods.

Segment Reporting

The Company operates as one operating segment because its chief operating decision maker, who is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance.

Fair Value of Financial Instruments

Fair value is defined as an exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Assets and liabilities measured at fair value are classified into the following categories based on the inputs used to measure fair value:

•	(Level 1) — Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•	(Level 2) — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly; and

•	(Level 3) — Inputs that are unobservable for the asset or liability.

The Company classifies financial instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

observable, either directly or indirectly. The Company’s assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. There were no transfers between levels during the periods presented. The Company had no material non-financial assets valued on a non-recurring basis that resulted in an impairment in any period presented.

The carrying values of the Company’s cash equivalents, accounts receivable, net, accounts payable, and accrued and other current liabilities approximate fair value based on the highly liquid, short-term nature of these instruments.

Remaining Performance Obligations

Remaining performance obligations represents the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations, including both deferred revenue and non-cancellable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company’s Assure, Cloud, and CPaaS subscription terms typically range from one to five years. Revenue expected to be recognized from remaining performance obligations was $110.1 million as of April 30, 2021, of which 42% is expected to be recognized over the next twelve months and the remainder thereafter.

Deferred Revenue

Deferred revenue represents billings or payments received in advance of revenue recognition and is recognized in revenue upon transfer of control. Balances consist primarily of software subscription services and extended Assure maintenance services not yet provided as of the balance sheet date. Contract assets, which represent services provided or products transferred to customers in advance of the date the Company has a right to invoice, are netted against deferred revenue on a customer-by-customer basis. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as deferred revenue with the remainder recorded as deferred revenue, non-current on the condensed consolidated balance sheets. Total deferred revenue was $97.6 million and $89.8 million as of April 30, 2021 and January 31, 2021, respectively. The Company recognized $15.2 million and $16.4 million of revenue during the three months ended April 30, 2021 and April 30, 2020, respectively, that was included in the deferred revenue balance at the beginning of the respective period.

Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since released various amendments including ASU No. 2019-04. The guidance modifies the measurement of expected credit losses on certain financial

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

instruments. This guidance will be effective for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the impact of the guidance on its condensed consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as the elimination of exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, the recognition of deferred tax liabilities for outside basis differences, ownership changes in investments, and tax basis step-up in goodwill obtained in a transaction that is not a business combination. The guidance will be effective for annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently assessing the impact of this guidance on its condensed consolidated financial statements and disclosures and does not anticipate adoption to have a material impact on its condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), which modifies and simplifies accounting for convertible instruments. The new guidance eliminates certain separation models that require separating embedded conversion features from convertible instruments. The guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation. The guidance will be effective for annual reporting periods beginning after December 15, 2023. Early adoption is permitted, but no earlier than for fiscal years beginning after December 15, 2020. The Company is currently assessing the impact of this guidance on its consolidated financial statements and disclosures.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20 — Receivables-Nonrefundable Fees and Other Costs, which clarifies the accounting for the amortization period for certain purchased callable debt securities held at a premium by giving consideration to securities which have multiple call dates. The guidance will be effective for annual reporting periods beginning after December 15, 2021. Early adoption is permitted for annual reporting periods beginning after December 15, 2020. The Company is currently assessing the impact of this guidance on its consolidated financial statements and disclosures.

3. Reverse Recapitalization

On February 26, 2021, Switchback merged with Legacy ChargePoint, with Legacy ChargePoint surviving as a wholly-owned subsidiary of Switchback. As a result of the Merger, Switchback was renamed “ChargePoint Holdings, Inc.” Immediately prior to the closing of the Merger:

•

all 22,427,306 shares of Legacy ChargePoint’s outstanding Series H-1 redeemable convertible preferred stock was converted into an equivalent number of shares of Legacy ChargePoint common stock on a one-to-one basis and an additional 1,026,084 shares of Common Stock were issued to settle the accumulated dividend to the Series H-1 redeemable convertible preferred stockholders of $21.1 million;

•

all 160,925,957 shares of Legacy ChargePoint’s outstanding Series H, Series G, Series F, Series E, and Series D redeemable convertible preferred stock was converted into an equivalent number of shares of Legacy ChargePoint common stock on a one-to-one basis;

•

all 45,376 shares of Legacy ChargePoint’s outstanding Series C redeemable convertible preferred stock was converted into an equivalent number of shares of Legacy ChargePoint common stock on a 1:73.4403 basis;

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

•

all 130,590 shares of Legacy ChargePoint’s outstanding Series B redeemable convertible preferred stock was converted into an equivalent number of shares of Legacy ChargePoint common stock on a 1:42.9220 basis; and

•

all 29,126 shares of Legacy ChargePoint’s outstanding Series A redeemable convertible preferred stock was converted into an equivalent number of shares of Legacy ChargePoint common stock on a 1:48.2529 basis.

At the Merger, eligible ChargePoint equity holders received or have the right to receive shares of Common Stock at a deemed value of $10.00 per share after giving effect to the exchange ratio of 0.9966 as defined in the Merger Agreement (“Exchange Ratio”). Accordingly, immediately following the consummation of the Merger, Legacy ChargePoint common stock exchanged into 217,021,368 shares of Common Stock, 68,896,516 shares were reserved for the issuance of Common Stock upon the potential future exercise of Legacy ChargePoint stock options and warrants that were exchanged into ChargePoint stock options and warrants, and 27,000,000 shares of Common Stock were reserved for the potential future issuance of the earnout shares.

In connection with the execution of the Merger Agreement, Switchback entered into separate subscription agreements (each a “Subscription Agreement”) with a number of investors (each a “New PIPE Investor”), pursuant to which the New PIPE Investors agreed to purchase, and Switchback agreed to sell to the New PIPE Investors, an aggregate of 22,500,000 shares of Common Stock (“PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $225.0 million, in a private placement pursuant to the subscription agreements (“PIPE Financing”). The PIPE Financing closed simultaneously with the consummation of the Merger.

Pursuant to the terms of a letter agreement the initial Switchback stockholders entered into in connection with the execution of the Merger Agreement (“Founders Stock Letter”), the initial stockholders surrendered 984,706 of Switchback Class B common stock shares purchased by NGP Switchback, LLC, a Delaware limited liability company (“Sponsor”) prior to Switchback Public Offering on May 16, 2019 (“Founder Shares”) for no consideration, whereupon such Founder Shares were immediately cancelled. Additionally 900,000 Founder Earn Back Shares, which were previously subjected to potential forfeiture until the closing volume weighted average price per share of Common Stock achieves $12.00 for any ten trading days within any twenty consecutive trading day period during the five-year period following the Closing (“Founder Earn Back Triggering Event”), met the Earn Back Triggering Event on March 12, 2021.

At the Closing, the Sponsor exercised its right to convert a portion of the working capital loans made by the Sponsor to Switchback into an additional 1,000,000 Private Placement Warrants at a price of $1.50 per warrant in satisfaction of $1.5 million principal amount of such loans.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The number of shares of Common Stock issued immediately following the consummation of the Merger was:

Shares
Common stock of Switchback, outstanding prior to Merger	39,264,704
Less redemption of Switchback shares	(33,009)
Less surrender of Switchback Founder Shares	(984,706)

Common stock of Switchback	38,246,989
Shares issued in PIPE	22,500,000

Merger and PIPE financing shares (1)	60,746,989
Legacy ChargePoint shares (2)	217,021,368

Total shares of common stock immediately after Merger	277,768,357

The Merger is accounted for as a reverse recapitalization under U.S. GAAP. This determination is primarily based on Legacy ChargePoint stockholders comprising a relative majority of the voting power of ChargePoint and having the ability to nominate the members of the Board, Legacy ChargePoint’s operations prior to the acquisition comprising the only ongoing operations of ChargePoint, and Legacy ChargePoint’s senior management comprising a majority of the senior management of ChargePoint. Under this method of accounting, Switchback is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of ChargePoint represent a continuation of the financial statements of Legacy ChargePoint with the Merger being treated as the equivalent of ChargePoint issuing stock for the net assets of Switchback, accompanied by a recapitalization. The net assets of Switchback are stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger are presented as those of ChargePoint. All periods prior to the Merger have been retrospectively adjusted using the Exchange Ratio for the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization. Additionally, upon the consummation of the Merger, the Company gave effect to the issuance of 60,746,989 shares of Common Stock for the previously issued Switchback common stock and PIPE Shares that were outstanding at the Closing Date.

In connection with the Merger, the Company raised $511.6 million of proceeds including the contribution of $286.6 million of cash held in Switchback’s trust account from its initial public offering, net of redemptions of Switchback public stockholders of $0.3 million, and $225 million of cash in connection with the PIPE financing. The Company incurred $36.5 million of transaction costs, consisting of banking, legal, and other professional fees, of which $29.5 million was recorded as a reduction to additional paid-in capital of proceeds and the remaining $7.0 million was expensed in the condensed consolidated statements of operations.

(1)	This includes 900,000 contingently forfeitable Founder Earn Back Shares pending the occurrence of the Founder Earn Back Triggering Event.
(2)

The number of Legacy ChargePoint shares was determined from the 217,761,738 shares of Legacy ChargePoint common stock outstanding immediately prior to the closing of the Merger converted at the exchange ratio of 0.9966. All fractional shares were rounded.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

4. Fair Value Measurements

The Company’s assets and liabilities that were measured at fair value on a recurring basis were as follows:

	Fair Value Measured as of April 30, 2021
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Money market funds	$454,710	$—	$—	$454,710

Total financial assets	$454,710	$—	$—	$454,710

Liabilities
Common stock warrant liabilities (Public)	$55,710	$—	$—	$55,710
Common stock warrant liabilities (Private Placement)	—	—	30,499	30,499

Total financial liabilities	$55,710	$—	$30,499	$86,209

	Fair Value Measured as of January 31, 2021
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Money market funds	$109,703	$—	$—	$109,703

Total financial assets	$109,703	$—	$—	$109,703

Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$75,843	$75,843

Total financial liabilities	$—	$—	$75,843	$75,843

The money market funds were classified as cash and cash equivalents on the condensed consolidated balance sheets. The aggregate fair value of the Company’s money market funds approximated amortized cost and, as such, there were no unrealized gains or losses on money market funds as of April 30, 2021 and January 31, 2021. Realized gains and losses, net of tax, were not material for any of the periods presented.

As of April 30, 2021 and January 31, 2021, the Company had no investments with a contractual maturity of greater than one year.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments:

	Redeemable convertible preferred stock warrant liability	Private placement warrant liability	Earnout liability
	(in thousands)
Fair value as of January 31, 2021	$(75,843)	$—	$—
Private placement warrant liability acquired as part of the merger	—	(127,888)	—
Contingent earnout liability recognized upon the closing of the reverse recapitalization	—	—	(828,180)
Change in fair value included in other income (expense), net	9,237	45,434	84,420
Reclassification of option warrants to stockholders’ equity (deficit) due to exercise	—	51,955	—
Reclassification of Legacy ChargePoint preferred stock warrant liability upon the reverse capitalization	66,606	—	—
Issuance of earnout shares upon triggering events	—	—	501,120
Reclassification of remaining contingent earnout liability upon triggering event	—	—	242,640

Fair value as of April 30, 2021	$—	$(30,499)	$—

The fair value of the private placement warrant liability, redeemable convertible preferred stock warrant liability and earnout liability are based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the private placement warrant liability, the Company used the Binomial-Lattice Model (“BLM”) model that assumes optimal exercise of the Company’s redemption option at the earliest possible date (Note 9). In determining the fair value of the redeemable convertible preferred stock warrant liability, the Company used the Black-Scholes option pricing model to estimate the fair value using unobservable inputs including the expected term, expected volatility, risk-free interest rate and dividend yield (see Note 9). In determining the fair value of the earnout liability, the Company used the Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the Earnout Period using the most reliable information available (see Note 9).

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

5. Composition of Certain Financial Statement Items

Inventories

Inventories consisted of the following:

	April 30, 2021	January 31, 2021
	(in thousands)
Raw materials	$9,135	$13,029
Work-in-progress	1	68
Finished goods	19,732	20,495

Total Inventories	$28,868	$33,592

Property and equipment, net

Property and equipment, net consisted of the following:

	April 30, 2021	January 31, 2021
	(in thousands)
Furniture and fixtures	$901	$1,594
Computers and software	5,394	5,384
Machinery and equipment	11,583	10,605
Tooling	7,991	7,705
Leasehold improvements	9,582	9,398
Owned and operated systems	19,733	17,703
Construction in progress	2,629	2,462

	57,813	54,851

Less: Accumulated depreciation	(26,602)	(24,863)

Total Property and Equipment, Net	$31,211	$29,988

Depreciation expense for the three months ended April 30, 2021 and 2020 was $2.7 million and $2.3 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Accrued and other current liabilities

Accrued and other current liabilities consisted of the following:

	April 30, 2021	January 31, 2021
	(in thousands)
Accrued expenses	$14,592	$18,404
Refundable customer deposits	6,950	6,482
Taxes payable	5,977	5,213
Payroll and related expenses	5,545	7,547
Warranty accruals	3,000	3,000
Operating lease liabilities, current	2,494	2,393
Other liabilities	4,372	4,123

Total Accrued and Other Current Liabilities	$42,930	$47,162

Revenue

Revenue consisted of the following:

	Three Months Ended April 30,
	2021	2020
	(in thousands)
United States	$35,110	$30,291
Rest of World	5,400	2,485

Total revenue	$40,510	$32,776

6. Debt

In July 2018, the Company entered into a term loan facility with certain lenders (“2018 Loan”) with a borrowing capacity of $45.0 million to finance working capital and repay all outstanding amounts owed under the previous loans, of which $10.0 million expired unused in June 2019. The Company borrowed $35.0 million, with issuance costs of $1.1 million and net proceeds of $33.9 million. The 2018 Loan was secured by substantially all of the Company’s assets, contained customary affirmative and negative covenants, and required the Company to maintain minimum cash balances and attain certain customer billing targets. The 2018 Loan had a five-year maturity and interest was calculated at LIBOR plus 6.55%. The 2018 Loan agreement was amended on March 20, 2019 to extend the interest only monthly payments through June 30, 2021 to be followed by equal monthly payments of principal and interest. As of January 31, 2021, the Company was in compliance with all financial and non-financial debt covenants.

Transaction costs upon entering into the 2018 Loan were recorded as debt discount and were amortized over the term of the 2018 Loan.

Total interest expense incurred during the three months ended April 30, 2021 and 2020 was $1.5 million and $0.8 million, respectively. There was no accrued interest as of April 30, 2021 and January 31, 2021.

In March 2021, the Company repaid the entire loan balance of $35.0 million plus accrued interest and prepayment fees of $1.2 million.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

7. Commitments and Contingencies

Purchase Commitments

Open purchase commitments are for the purchase of goods and services related to, but not limited to, manufacturing, facilities, and professional services under non-cancellable contracts. As of April 30, 2021, the Company had open purchase commitments for goods and services of $100.5 million, all of which are expected to be received by January 31, 2024.

Legal Proceedings

The Company may be involved in various lawsuits, claims, and proceedings, including intellectual property, commercial, securities, and employment matters that arise in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of the condensed consolidated financial statements indicates it is probable a loss has been incurred as of the date of the condensed consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred.

The Company believes it has recorded adequate provisions for any such lawsuits, claims, and proceedings and, as of April 30, 2021, it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in the condensed consolidated financial statements. Based on its experience, the Company believes that damage amounts claimed in these matters are not meaningful indicators of potential liability. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the condensed consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved; and such changes are recorded in the accompanying condensed consolidated statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying condensed consolidated balance sheets.

Guarantees and Indemnifications

The Company has service level commitments to its customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred any material costs as a result of such commitments.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. Additionally, the Company may be required to indemnify for claims caused by its negligence or willful misconduct. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the condensed consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by them in any action or proceeding to which any of them are, or are threatened to be, made a party by reason of their service as a director or officer. The

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Company maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company also may be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Leases

The Company leases its office facilities under non-cancellable operating leases with various lease terms. The Company also leases certain office equipment under operating lease agreements.

The Company’s future payments under the non-cancellable operating lease are as follows:

Years Ending January 31,	(in thousands)
2022 (remaining nine months)	$3,835
2023	5,118
2024	4,331
2025	4,154
2026	3,838
Thereafter	13,871

Total undiscounted operating lease payments	35,147
Less: imputed interest	(9,787)

Total operating lease liabilities	25,360
Less: current portion of operating lease liabilities	(2,494)

Operating lease liabilities, noncurrent	$22,866

8. Common Stock

On February 26, 2021, the Merger was consummated and the Company issued 60,746,989 shares for an aggregate purchase price of $200.5 million, net of issuance costs of $29.4 million. Immediately following the Merger, there were 277,768,357 shares of Common Stock outstanding with a par value of $0.0001. The holder of each share of Common Stock is entitled to one vote.

The Company has retroactively adjusted the shares issued and outstanding prior to February 26, 2021 to give effect to the exchange ratio established in the Merger Agreement to determine the number of shares of Common Stock into which they were converted. Immediately prior to the Merger, 484,951,532 shares were authorized to issue at $0.0001 par value, with 299,771,284 shares designated as Common Stock and 185,180,248 shares of redeemable convertible preferred stock.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Common Stock Reserved for Future Issuance

Shares of Common Stock reserved for future issuance, on an as-if converted basis, were as follows:

April 30, 2021
Common stock reserved for Earnout	9,000,000
Stock options issued and outstanding	29,795,964
Common stock warrants outstanding	43,895,087
Shares available for grant under 2021 Equity Incentive Plan	41,429,526
Shares available for grant under 2021 ESPP	8,177,683

Total shares of common stock reserved	132,298,260

On February 26, 2021, upon the closing of the Merger (Note 3), all of the outstanding redeemable convertible preferred stock was converted to Common Stock pursuant to the conversion rate effective immediately prior to the Merger and the remaining amount was reclassified to additional paid-in capital.

9. Stock Warrants and Earnouts

Redeemable Convertible Preferred Stock Warrants

Warrants to purchase a total of 2,358,528 shares of Series B, D and E redeemable convertible preferred stock were initially recognized as a liability recorded at fair value upon issuance and were subject to remeasurement to fair value at each balance sheet date. As part of the Merger, Legacy ChargePoint redeemable convertible preferred stock was converted into Legacy ChargePoint common stock pursuant to the conversion rate effective immediately prior to the Merger while all related Legacy preferred stock warrants were converted into warrants exercisable for shares of Common Stock with terms consistent with the Legacy preferred stock warrants except for the number of shares exercisable therefor and the exercise price, each of which was adjusted using the Exchange Ratio. At that time, the ChargePoint redeemable convertible preferred stock warrant liability was remeasured and reclassified to Legacy ChargePoint additional paid-in capital.

The liability associated with these warrants was subject to remeasurement at each balance sheet date using the Level 3 fair value inputs. See Note 4 for further details.

The Level 3 fair value inputs used in the recurring valuation of the redeemable convertible preferred stock warrant liability were as follows:

	February 26, 2021 (Merger Date)	January 31, 2021
Expected volatility	84.3%	80.5%
Risk-free interest rate	0.0%	0.1%
Dividend rate	0.0%	0.0%
Expected term (years)	0.0	1.4

Common Stock Warrants

In addition to the warrants to purchase 2,358,528 shares of Legacy ChargePoint preferred stock described above, Legacy ChargePoint had outstanding warrants to purchase 36,402,503 shares of Legacy ChargePoint common stock, which now represent warrants to purchase Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Private Placement Warrants

The Private Placement Warrants were initially recognized as a liability on February 26, 2021, at a fair value of $127.9 million and the Private Placement Warrant liability was remeasured to fair value as of any respective exercise dates and as of April 30, 2021, resulting in a gain of $45.4 million for the three months ended April 30, 2021, classified within change in fair value of warrant liabilities in the condensed consolidated statements of operations.

The Private Placement Warrants were valued using the following assumptions under the Binomial-Lattice Model (“BLM”) that assumes optimal exercise of the Company’s redemption option at the earliest possible date:

	April 30, 2021	February 26, 2021
Market price of public stock	25.3	30.8
Exercise price	11.5	11.5
Expected term (years)	4.8	5.0
Volatility	73.2%	73.5%
Risk-free interest rate	0.8%	0.8%
Dividend rate	0.0%	0.0%

Public Warrants

The Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable 30 days after the completion of the Merger.

The Public Warrants were initially recognized as a liability on February 26, 2021 at a fair value of $153.7 million and the public warrant liability was remeasured to fair value based upon the market price as warrants were exercised and as of April 30, 2021, resulting in a loss of $1.6 million for the three months ended April 30, 2021, classified within change in fair value of warrant liabilities in the condensed consolidated statements of operations.

During the three months ended April 30, 2021, net proceeds for exercised Public Warrants were $73.3 million.

Activity of warrants is set forth below:

	Legacy Common and Preferred Stock Warrants (1)	Private Placement Warrants	Public Warrants	Total Common Stock Warrants (1)
Outstanding as of January 31, 2021	38,761,031	—	—	38,761,031
Common Stock Warrants as Part of the Merger	—	6,521,568	10,470,562	16,992,130
Warrants Exercised	(1,097,305)	(4,347,712)	(6,413,057)	(11,858,074)

Outstanding as of April 30, 2021	37,663,726	2,173,856	4,057,505	43,895,087

(1)

The shares (and the warrants’ exercise prices) subject to the Company’s Legacy common and preferred stock warrants were restated to reflect the exchange ratio of approximately 0.9966 established in the Merger Agreement as discussed in Note 3.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Contingent Earnout Liability

During the five year period starting at the closing of the Merger (“Earnout Period”), eligible former equity holders of Legacy ChargePoint may receive up to 27,000,000 additional shares of Common Stock (“Earnout Shares”) in the aggregate in three equal tranches if certain Earnout Triggering Events (as described in the Merger Agreement) are fully satisfied. An “Earnout Triggering Event” means the date on which the closing volume weighted-average price (“VWAP”) per share of common stock quoted on the NYSE (or the exchange on which the shares of common stock are then listed) is greater or equal to $15.00, $20.00 and $30.00 for any ten trading days within any 20 consecutive trading day period within the Earnout Period.

Upon the closing of the Merger, the contingent obligation to issue Earnout Shares was accounted for as a liability because the Earnout Triggering Events that determine the number of Earnout Shares required to be issued include events that are not solely indexed to the common stock of ChargePoint. The estimated fair value of the total Earnout Shares at the closing of the Merger on February 26, 2021, was $828.2 million based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the Earnout Period using the most reliable information available. Assumptions used in the valuation are described below.

	March 12, 2021	February 26, 2021
Current stock price	27.84	30.83
Expected volatility	72.00%	71.60%
Risk-free interest rate	0.85%	0.75%
Dividend rate	0.00%	0.00%
Expected term (years)	4.96	5.00

The first two Earnout Triggering Events for up to 18,000,000 of the Earnout Shares occurred on March 12, 2021, and, after the withholding of some of these Earnout Shares for tax withholding, 17,539,657 Earnout Shares were issued on March 19, 2021, and the estimated fair value of the earnout liability was remeasured to $743.7 million, including (i) $501.1 million related to the Earnout Shares issuable upon the occurrence of the Earnout Triggering Event associated with the $15.00 and $20.00 VWAP per share thresholds based on the Common Stock price as of March 12, 2021, and (ii) $242.6 million related to the estimated fair value of earnout liability related to the remaining 9,000,000 Earnout Shares issuable upon the occurrence of the Earnout Triggering Event associated with the $30.00 VWAP per share threshold based on a Monte Carlo simulation valuation model as of March 12, 2021, as described above. The change in fair value resulted in a gain of $84.4 million recognized in the condensed consolidated statement of operations for the three months ended April 30, 2021. Upon settlement of the first two tranches, the classification of the remaining 9,000,000 Earnout Shares of the third tranche was changed to equity on March 12, 2021, because the Earnout Shares became an instrument contingently issuable upon the occurrence of the Earnout Triggering Event into a fixed number of Common Shares that is not based on an observable market price or index other than the Company’s own stock price.

10. Equity Plans and Stock-based Compensation

On February 25, 2021, the stockholders of the Company approved the 2021 Equity Incentive Plan (“2021 EIP”) and the 2021 Employee Stock Purchase Plan (“2021 ESPP”). As of April 30, 2021, 41,429,526 and 8,177,683 shares of Common Stock were available under the 2021 EIP and 2021 ESPP, respectively. On the first day of each March, beginning on March 1, 2021 and continuing through March 1, 2030, the 2021 EIP reserve

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

will automatically increase by a number of shares equal to the lesser of (a) 5% of the total number of shares actually issued and outstanding on the last day of the preceding month and (b) a number determined by our Board of Directors. Further, on the first day of each March during the term of the 2021 ESPP, commencing on March 1, 2021 and ending on (and including) March 1, 2040, the aggregate number of shares of stock that may be issued under the 2021 ESPP shall automatically increase by a number equal to the lesser of (i) one percent (1%) of the total number of shares of stock issued and outstanding on the last day of the preceding month, (ii) 5,400,000 shares of stock (subject to standard anti-dilution adjustments), or (iii) a number of shares of stock determined by the Board.

Under the 2021 EIP, the Company can grant stock options, stock appreciation rights, restricted stock, restricted stock units and certain other awards which are settled in the form of common shares issued under this 2021 EIP. Under the 2021 ESPP, the Company can grant stock options to purchase shares of Common Stock at a purchase price which shall not be less either than 85% of the fair market value of such share on the first trading day of an offering period or 85% of the fair market value of such share on the purchase date.

No further awards will be granted under Legacy ChargePoint’s 2017 Stock Plan (“2017 Plan”) and 24,259,238 shares of Common Stock remain reserved for outstanding awards issued under the 2017 Plan at the time of adoption of the 2021 EIP and the 2021 ESPP. Additionally, no other awards can be granted under Legacy ChargePoint’s 2007 Stock Incentive Plan (“2007 Plan”) and 5,143,849 shares of Common Stock remained reserved for outstanding awards issued under the 2007 Plan at the time of the adoption of the 2021 EIP and the 2021 ESPP.

Activity under the Company’s equity plans is set forth below:

	Number of Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 31, 2021	30,166,792	$0.71	7.3	$1,064,539
Forfeited	(353,478)	$0.74
Expired	(17,350)	$58.74

Outstanding as of April 30, 2021	29,795,964	$0.67	6.9	$734,460

Options vested and expected to vest as of April 30, 2021	29,795,964	$0.67	6.9	$734,460

Exercisable as of April 30, 2021	18,248,059	$0.64	6.0	$450,546

Activity for exercised awards includes early exercises of stock options such that these awards are not considered outstanding stock options upon exercise.

The options outstanding as of April 30, 2021, also includes the June 2020 grant of a stock option to purchase a total of 1.5 million shares of Common Stock subject to both service and performance-based vesting conditions to the Chief Executive Officer under the 2017 Plan (“CEO Awards”). No stock-based compensation expense had been recorded as the CEO awards were improbable of vesting before and after two modifications in each of September 2020 and December 2020, because the performance-based vesting condition was contingent upon the closing of the Merger. Accordingly, the Company commenced recognition of stock-based compensation expense for such CEO Awards following the Merger in February 2021. As of April 30, 2021, the total unrecognized compensation expense related to these unvested CEO Awards was $38.8 million.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Total stock-based compensation expense for stock awards recognized during the three months ended April 30, 2021 and 2020 was $7.6 million and $0.9 million, respectively. As of April 30, 2021, total unrecognized stock-based compensation cost related to stock awards was $45.0 million and is expected to be recognized over a weighted-average period of 2.1 years.

The following sets forth the total stock-based compensation expense for the Company’s stock options (including the CEO Awards) and restricted common stock included in the Company’s condensed consolidated statements of operations:

	Three Months Ended April 30,
	2021	2020
	(in thousands)
Cost of revenue	$24	$23
Research and development	675	302
Sales and marketing	598	299
General and administrative	6,280	286

Total stock-based compensation expense	$7,577	$910

11. Income Taxes

The income tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate as adjusted for discrete items arising in that quarter. The effective income tax rate was nil for the three months ended April 30, 2021 and 2020. The effective tax rate differs from the U.S. statutory rate primarily due to the full valuation allowances on the Company’s net domestic deferred tax assets as it is more likely than not that all of the deferred tax assets will not be realized.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was enacted and signed into law in the United States. The CARES Act includes measures to assist companies, including temporary changes to income and non-income-based tax laws. The Company did not receive a stimulus payment related to the CARES Act.

12. Related Party Transactions

Daimler AG and its affiliated entities (“Daimler”) are investors in the Company and one of its employees is a member of the Company’s Board of Directors. The following revenue transactions took place between the Company and Daimler during the three months ended April 30, 2021 and 2020:

	Three Months Ended April 30,
	2021	2020
	(in thousands)
Daimler	$1,335	$726

Revenue from related parties	$1,335	$726

Related party accounts receivable as of April 30, 2021 and January 31, 2021 from Daimler was $1.7 million and $1.2 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

13. Basic and Diluted Net Loss per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the three months ended April 30, 2021 and 2020:

	Three Months Ended April 30,
	2021	2020
	(in thousands, except share and per share data)
Numerator:
Net income (loss)	$82,289	$(30,098)
Adjust: Cumulative dividends on redeemable convertible preferred stock	(4,292)	—
Adjust: Deemed dividends attributable to vested option holders	(51,855)	—
Adjust: Deemed dividends attributable to common stock warrant holders	(110,635)	—

Net loss attributable to common stockholders - Basic	(84,493)	(30,098)
Less: Gain attributable to earnout shares issued	(53,820)	—
Less: Change in fair value of dilutive warrants	(49,471)	—

Net loss attributable to common stockholders - Diluted	$(187,784)	$(30,098)

Denominator:
Weighted average common shares outstanding	218,932,121	12,432,519
Less: Weighted-average unvested restricted shares and shares subject to repurchase	(316,258)	(179,427)

Weighted average shares outstanding - Basic	218,615,863	12,253,092
Add: Earnout Shares under the treasury stock method	2,956,122	0
Add: Public and Private Placement Warrants under the treasury stock method	3,961,404	0

Weighted average shares outstanding - Diluted	225,533,389	12,253,092

Net loss per share - Basic	$(0.39)	$(2.46)

Net loss per share - Diluted	$(0.83)	$(2.46)

As a result of the Merger, the Company has retroactively adjusted the weighted-average number of shares of Common Stock outstanding prior to February 26, 2021 (“Closing Date”) by multiplying them by the exchange ratio of 0.9966 used to determine the number of shares of Common Stock into which they converted. The Common Stock issued as a result of the redeemable convertible preferred stock conversion on the Closing Date was included in the basic net loss per share calculation on a prospective basis.

Redeemable convertible preferred stock and preferred stock warrants outstanding prior to the Merger Closing Date were excluded from the diluted net loss per share calculation for the three-months period ended April 30, 2021, because including them would have had an antidilutive effect. Additionally, the remaining 9,000,000 Earnout Shares for which the Earnout Triggering Event has not occurred yet were excluded from the diluted net loss per share calculation for the three-months period ended April 30, 2021, because the Earnout Triggering Event was not met at the end of the reporting period.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The potential shares of Common Stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows:

April 30, 2021
Options to purchase common stock	29,795,964
Unvested early exercised common stock options	263,982
Common stock warrants	43,895,087

Total potentially dilutive common share equivalents	73,955,033

14. Subsequent Events

On June 4, 2021, the Company issued a notice of the redemption of all of its outstanding Public Warrants that remain outstanding on July 6, 2021 for a redemption price of $0.01 per warrant. The Private Placement Warrants that are still held by the initial holders thereof or their permitted transferees are not subject to the redemption.

Events Subsequent to the Original Issuance of Condensed Consolidated Financial Statements

On June 29, 2021 the third Earnout Triggering Event occurred and the third and final tranche of 9,000,000 Earnout Shares became issuable.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ChargePoint Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChargePoint, Inc. and its subsidiaries (the “Company”) as of January 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholder’s deficit and of cash flows for each of the three years in the period ended January 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and January 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 31, 2021, except for the effects of the reverse recapitalization described in Note 1 to the consolidated financial statements, as to which the date is July 2, 2021

We have served as the Company’s auditor since 2016.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint, Inc.

Consolidated Balance Sheets

January 31, 2021 and 2020

(in thousands, except share and per share data)

	January 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$145,491	$72,753
Restricted cash	400	400
Short-term investments	—	47,037
Accounts receivable, net of allowance of $2,000 as of January 31, 2021 and 2020	35,075	38,488
Inventories	33,592	25,419
Prepaid expenses and other current assets	12,074	7,221

Total current assets	226,632	191,318
Property and equipment, net	29,988	27,941
Operating lease right-of-use assets	21,817	10,269
Goodwill	1,215	1,215
Other assets	10,468	3,448

Total assets	$290,120	$234,191

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$19,784	$19,631
Accrued and other current liabilities	47,162	37,659
Deferred revenue	40,934	39,408
Debt, current	10,208	—

Total current liabilities	118,088	96,698
Deferred revenue, noncurrent	48,896	33,266
Debt, noncurrent	24,686	34,261
Operating lease liabilities	22,459	8,230
Redeemable convertible preferred stock warrant liability	75,843	2,718
Other long-term liabilities	972	798

Total liabilities	290,944	175,971

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock: $0.0001 par value; 185,180,248 and 162,829,195 shares authorized as of January 31, 2021 and 2020, respectively; 182,934,257 and 160,583,203 shares issued and outstanding as of January 31, 2021 and 2020, respectively (liquidation value: $693,548 and $563,753 as of January 31, 2021 and 2020, respectively)	615,697	520,241
Stockholders’ deficit:
Common stock: $0.0001 par value; 299,771,284 and 240,180,600 shares authorized as of January 31, 2021 and 2020, respectively; 22,961,032 and 11,918,418 shares issued and outstanding as of January 31, 2021 and 2020, respectively	2	1
Additional paid-in capital	62,736	20,331
Accumulated other comprehensive income	155	37
Accumulated deficit	(679,414)	(482,390)

Total stockholders’ deficit	(616,521)	(462,021)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$290,120	$234,191

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint, Inc. Consolidated

Statements of Operations

Years Ended January 31, 2021, 2020, and 2019

(in thousands, except share and per share data)

	Year Ended January 31,
	2021	2020	2019
Revenue
Networked charging systems	$91,893	$101,012	$61,338
Subscriptions	40,563	28,930	22,504
Other	14,034	14,573	8,188

Total revenue	146,490	144,515	92,030
Cost of revenue
Networked charging systems	87,083	105,940	59,928
Subscriptions	20,385	16,244	10,441
Other	6,073	4,289	2,157

Total cost of revenue	113,541	126,473	72,526

Gross profit	32,949	18,042	19,504

Operating expenses
Research and development	75,017	69,464	50,510
Sales and marketing	53,002	56,997	56,411
General and administrative	25,922	23,945	17,870

Total operating expenses	153,941	150,406	124,791

Loss from operations	(120,992)	(132,364)	(105,287)
Interest income	315	3,245	1,402
Interest expense	(3,253)	(3,544)	(3,690)
Change in fair value of redeemable convertible preferred stock warrant liability	(73,125)	(875)	(388)
Other income (expense), net	229	(565)	(5)

Net loss before income taxes	$(196,826)	$(134,103)	$(107,968)

Provision for income taxes	198	224	119

Net loss	$(197,024)	$(134,327)	$(108,087)

Accretion of beneficial conversion feature of redeemable convertible preferred stock	(60,377)	—	—
Cumulative undeclared dividends on redeemable convertible preferred stock	(16,799)	—	—

Net loss attributable to common stockholders	$(274,200)	$(134,327)	$(108,087)

Net loss per share attributable to common stockholders, basic and diluted	$(18.14)	$(15.10)	$(24.89)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	15,116,763	8,893,787	4,342,517

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint, Inc.

Consolidated Statements of Comprehensive Loss

Years Ended January 31, 2021, 2020, and 2019

(in thousands)

	Year Ended January 31,
	2021	2020	2019
Net loss	$(197,024)	$(134,327)	$(108,087)
Other comprehensive income (loss):
Foreign currency translation adjustment	141	131	(106)
Available-for-sale short-term investments:
Unrealized gain, net of tax	—	23	—
Reclassification to net income, net of tax	(23)	—	—

Other comprehensive income (loss)	118	154	(106)

Comprehensive loss	$(196,906)	$(134,173)	$(108,193)

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and

Stockholders’ Deficit

Years Ended January 31, 2021, 2020, and 2019

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 31, 2018	118,428,814	$290,316	2,436,734	$—	$10,463	$(11)	$(242,165)	$(231,713)

Issuance of Series H redeemable convertible preferred stock, net of issuance costs of $8.4 million	39,519,739	215,169	—	—	—	—	—	—
Issuance of common stock warrants issued in connection with Series H redeemable convertible preferred stock	—	—	—	—	1,454	—	—	1,454
Issuance of common stock upon exercise of vested stock options	—	—	3,794,964	1	1,366	—	—	1,367
Issuance of common stock upon early exercise of stock options	—	—	58,971	—	—	—	—	—
Issuance of restricted common stock	—	—	797,280	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	4	—	—	4
Stock-based compensation	—	—	—	—	1,706	—	—	1,706
Net loss	—	—	—	—	—	—	(108,087)	(108,087)
Other comprehensive loss	—	—	—	—	—	(106)	—	(106)

Balances as of January 31, 2019	157,948,553	$505,485	7,087,949	$1	$14,993	$(117)	$(350,252)	$(335,375)

Effect of adoption of ASC 340	—	—	—	—	—	—	2,189	2,189
Issuance of Series H redeemable convertible preferred stock, net of issuance costs of $0.1 million	2,634,650	14,756	—	—	—	—	—	—
Issuance of common stock warrants issued in connection with
Series H redeemable convertible preferred stock	—	—	—	—	185	—	—	185
Issuance of common stock upon exercise of vested stock options	—	—	4,795,588	—	2,201	—	—	2,201

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Issuance of common stock related to early exercise of stock options	—	$—	34,881	$—	$—	$—	$—	$—
Vesting of early exercised stock options	—	—	—	—	15	—	—	15
Stock-based compensation	—	—	—	—	2,937	—	—	2,937
Net loss	—	—	—	—	—	—	(134,327)	(134,327)
Other comprehensive income	—	—	—	—	—	154	—	154

Balances as of January 31, 2020	160,583,203	$520,241	11,918,418	$1	$20,331	$37	$(482,390)	$(462,021)

Issuance of redeemable convertible preferred stock and common warrants, net of issuance costs of $0.2 million	22,351,054	95,456	—	—	—	—	—	—
Issuance of common stock warrants in connection with Series H-1 redeemable convertible preferred stock	—	—	—	—	31,547	—	—	31,547
Beneficial conversion feature in connection with Series H-1 redeemable preferred stock	—	(60,377)	—	—	60,377	—	—	60,377
Accretion of beneficial conversion feature in connection with Series H-1 redeemable preferred stock	—	60,377	—	—	(60,377)	—	—	(60,377)
Issuance of common stock upon exercise of vested stock options	—	—	10,363,603	1	5,643	—	—	5,644
Issuance of common stock related to early exercise of stock options	—	—	679,011	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	268	—	—	268
Stock-based compensation	—	—	—	—	4,947	—	—	4,947
Net loss	—	—	—	—	—	—	(197,024)	(197,024)
Other comprehensive income	—	—	—	—	—	118	—	118

Balances as of January 31, 2021	182,934,257	$615,697	22,961,032	$2	$62,736	$155	$(679,414)	$(616,521)

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint, Inc. Consolidated

Statements of Cash Flows

Years Ended January 31, 2021, 2020, and 2019

(in thousands)

	Year Ended January 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(197,024)	$(134,327)	$(108,087)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,083	7,698	4,086
Non-cash operating lease cost	3,762	3,121	—
Stock-based compensation	4,947	2,937	1,706
Amortization of deferred contract acquisition costs	1,206	675	—
Change in fair value of redeemable convertible preferred stock warrant liability	73,125	875	388
Inventory reserves	1,412	1,425	1,089
Other	446	589	1,822
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	3,292	(8,702)	(2,735)
Inventories	(9,585)	(1,472)	(19,457)
Prepaid expenses and other assets	(8,914)	(2,961)	(1,760)
Operating lease liabilities	(2,815)	(1,181)	—
Accounts payable	(493)	15,704	(1,120)
Accrued and other liabilities	11,556	93	10,802
Deferred revenue	17,156	27,590	12,720

Net cash used in operating activities	(91,846)	(87,936)	(100,546)

Cash flows from investing activities
Purchases of property and equipment	(11,484)	(14,885)	(14,822)
Purchases of investments	—	(179,514)	—
Maturities of investments	47,014	132,500	—
Cash paid for acquisition, net of cash acquired	—	—	(1,475)

Net cash provided by (used in) investing activities	35,530	(61,899)	(16,297)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	95,456	14,756	215,168
Proceeds from issuance of common stock warrants	31,547	185	1,454
Proceeds from issuance of debt, net of issuance costs	—	—	33,988
Payments of deferred offering costs	(4,003)	—	—
Repayment of debt	—	—	(18,182)
Proceeds from exercises of vested and unvested stock options	5,913	2,217	1,370

Net cash provided by financing activities	128,913	17,158	233,798

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	141	132	(101)
Net increase (decrease) in cash, cash equivalents, and restricted cash	72,738	(132,545)	116,854
Cash, cash equivalents, and restricted cash at beginning of period	73,153	205,698	88,844

Cash, cash equivalents, and restricted cash at end of period	$145,891	$73,153	$205,698

Supplementary cash flow information
Cash paid for interest	$2,801	$3,414	$2,583
Cash paid for taxes	$172	$153	$117
Supplementary cash flow information on non-cash investing and financing activities
Accretion of beneficial conversion feature of redeemable convertible preferred stock	$60,377	$—	$—
Deferred transaction costs not yet paid	$1,685	$—	$—
Right-of-use assets obtained in exchange for lease liabilities	$2,118	$2,906	$—
Right-of-use asset remeasurement subsequent to lease extension	$12,867	$—	$—
Acquisitions of property and equipment included in accounts payable and accrued and other current liabilities	$647	$1,287	$—
Vesting of early exercised stock options	$268	$15	$4

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

ChargePoint, Inc.

Notes to Consolidated Financial Statements

1.    Description of Business and Basis of Presentation

ChargePoint, Inc. (“ChargePoint” or the “Company,” “it,” “its”) designs, develops, and markets networked electric vehicle (“EV”) charging system infrastructure and cloud-based services which enable consumers the ability to locate, reserve, authenticate, and transact charging sessions for EVs. As part of its networked charging systems, subscriptions, and other offerings, the Company provides an open platform that integrates with system hardware from multiple manufacturers, connecting systems over an intelligent network that provides real-time information about charging systems. This network provides multiple web-based portals for charging system owners, fleet managers, drivers, and utilities.

On September 23, 2020, the Company entered into a merger agreement (the “Merger Agreement”) with Switchback Energy Acquisition Corporation (“Switchback”), where a subsidiary of Switchback was to merge with the Company (collectively with the other transactions described in the Merger Agreement, the “Merger”). As a result of the proposed Merger, Switchback was to be renamed to ChargePoint Holdings, Inc.

On February 26, 2021 (the “Closing Date”), ChargePoint Holdings, Inc. consummated the Merger by and among Switchback, Lightning Merger Sub Inc., a subsidiary of the Company (“Merger Sub”), and ChargePoint. At the Closing, Merger Sub merged with and into ChargePoint, with ChargePoint surviving the Merger as a wholly owned subsidiary of ChargePoint Holdings, Inc.

In addition, as part of the Merger, certain investors purchased an aggregate of 22,500,000 shares of Common Stock (“PIPE Investors”) concurrently with the Closing for an aggregate purchase price of $225,000,000.

On February 26, 2021, upon consummation of the Merger, eligible ChargePoint equity holders, including holders of ChargePoint’s redeemable convertible preferred stock which converted into shares of common stock immediately prior to the closing of the Merger, received or have the right to receive shares of common stock at a deemed value of $10.00 per share after giving effect to the exchange ratio of 0.9966 as defined in the Merger Agreement (“Exchange Ratio”). The Merger is accounted for as a reverse recapitalization under U.S. GAAP. For accounting purposes, the financial statements of the Company will represent a continuation of the financial statements of ChargePoint with the Merger treated as the equivalent of ChargePoint issuing stock for the net assets of Switchback, accompanied by a recapitalization. Accordingly, all periods prior to the Merger for the reported share and per share amounts have been retrospectively adjusted using the Exchange Ratio to effect the reverse recapitalization. See Note 18 for more information.

The Company’s fiscal year ends on January 31. References to fiscal years 2021, 2020, and 2019 relate to the fiscal years ended January 31, 2021, January 31, 2020, and January 31, 2019, respectively.

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The Company’s consolidated financial statements have been prepared on the basis of continuity of operations, the realization of assets, and the satisfaction of liabilities in the ordinary course of business. Since inception, the Company has been engaged in developing its product offerings, raising capital, and recruiting personnel. The Company’s operating plan may change as a result of many factors currently unknown and there can be no assurance that the current operating plan will be achieved in the time frame anticipated by the Company, and it may need to seek additional funds sooner than planned. If adequate funds are not available to the Company on a timely basis, it may be required to delay, limit, reduce, or terminate certain commercial efforts, or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of the Company’s stockholders. The Company has incurred net operating losses and negative cash flows from

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

operations in every year since inception and expects this to continue for the foreseeable future. As of January 31, 2021, the Company had an accumulated deficit of $679.4 million.

The Company has funded its operations primarily with proceeds from the issuance of redeemable cash proceeds of $127.0 million, net of issuance costs of $0.2 million in July and August 2020 through the issuance of 22.4 million shares of Series H-1 redeemable convertible preferred stock and 22.4 million common stock warrants. The Company had cash, cash equivalents, and restricted cash of $145.9 million as of January 31,

2021. In February 2021, the Company received cash proceeds of $484.1 million from the Merger. As of March 31, 2021, the date on which these consolidated financial statements were available to be issued, the Company believes that its cash on hand as of January 31, 2021 and the proceeds from the Merger, together with cash generated from sales to customers will satisfy its working capital and capital requirements for at least the next twelve months following the issuance of the consolidated financial statements.

The Company’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could vary as a result of, and its near- and long-term future capital requirements will depend on, many factors, including its growth rate, subscription renewal activity, the timing and extent of spending to support its infrastructure and research and development efforts, the expansion of sales and marketing activities, the timing of new introductions of products or features, the continuing market adoption of its networked charging systems platform, and the overall market acceptance of EVs. The Company may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights, although it has no agreements or commitments to complete any material transactions as of March 31, 2021, the date on which these consolidated financial statements were available to be issued. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects. The Company may seek additional equity or debt financing. Future liquidity and cash requirements will depend on numerous factors, including market penetration, the introduction of new products, and potential acquisitions of related businesses or technology. In the event that additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company’s estimates, judgments, and assumptions. Significant estimates include determining standalone selling price for performance obligations in contracts with customers, the estimated expected benefit period for deferred contract acquisition costs, allowances for doubtful accounts, inventory reserves, the useful lives of long-lived assets, the determination of the incremental borrowing rate used for operating lease liabilities, the valuation of redeemable convertible preferred stock warrants and common stock warrants, the value of common stock and other assumptions used to measure stock-based compensation, and the valuation of deferred income tax assets and uncertain tax positions. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Cash and cash equivalents are held in domestic and foreign cash accounts with large, creditworthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents through deposits with federally insured commercial banks and at times cash balances may be in excess of federal insurance limits. Short-term investments consist of U.S. treasury bills that carry high-credit ratings and accordingly, minimal credit risk exists with respect to these balances.

Accounts receivable are stated at the amount the Company expects to collect. The Company generally does not require collateral or other security in support of accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition.

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the diversity of the Company’s customer base and geographic sales areas. As of January 31, 2021, one customer individually accounted for 16% of accounts receivable, net. As of January 31, 2020, there were no customers that accounted for 10% or more of accounts receivable, net. For the years ended January 31, 2021, 2020, and 2019 there were no customers that represented 10% or more of total revenue.

The Company’s revenue is concentrated in the infrastructure needed for charging EVs, an industry which is highly competitive and rapidly changing. Significant technological changes within the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies, could adversely affect the Company’s operating results.

In December 2019, COVID-19 was first reported to the World Health Organization (“WHO”), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide. As a result, the Company has temporarily closed its headquarters and most of its other offices, enabled its employees and contractors to work remotely, implemented travel restrictions, implemented cost cutting measures, and shifted Company events and meetings to virtual-only experiences, all of which may continue for an indefinite amount of time and represent a significant disruption in how it operates its business. The operations of the Company’s partners, vendors, and customers have likewise been disrupted.

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic may affect the rate of global infrastructure spending, which could adversely affect demand for the Company’s platform. Further, the COVID-19 pandemic has caused the Company to experience, in some cases, longer sales cycles and an increase in certain prospective and current customers seeking lower prices or other more favorable contract terms, and has limited the ability of its direct sales force to travel to customers and potential customers. In addition, the COVID-19 pandemic could reduce the value or duration of subscriptions, negatively impact collections of accounts receivable, reduce expected spending from the Company’s paying customers, cause some of its paying customers to go out of business, and affect contraction or attrition rates of its paying customers, all of which could adversely affect the Company’s business, results of operations, and financial condition. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets, which may adversely affect the Company’s ability to access capital markets in the future.

While the Company has developed and continues to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the

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effectiveness of its efforts. Accordingly, it is not possible for the Company to predict the duration and ultimate extent to which this will affect its business, future results of operations, and financial condition at this time.

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as one operating segment because its CODM, who is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated unit level.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents may be invested in money market funds. Cash and cash equivalents are carried at cost, which approximates their fair value.

Restricted cash of $0.4 million as of January 31, 2021 and 2020 and $0.5 million as of January 31, 2019 relates to cash deposits restricted under letters of credit issued in support of customer agreements.

The reconciliation of cash, cash equivalents, and restricted cash to amounts presented in the consolidated statements of cash flows were as follows:

	January 31,
	2021	2020	2019
	(in thousands)
Cash and cash equivalents	$145,491	$72,753	$205,238
Restricted cash	400	400	460

Total cash, cash equivalents, and restricted cash	$145,891	$73,153	$205,698

Short-term Investments

The Company considers investments with original maturities greater than three months and remaining maturities less than one year to be short-term investments. The Company’s short-term investments consist of U.S. treasury bills and are classified as available for sale and reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). For short-term investments sold prior to maturity, the cost of investments sold is based on the specific identification method. Realized gains and losses on the sale of short-term investments are recorded in other income (expense), net in the consolidated statements of operations.

Other-than-temporary Impairment

The Company evaluates its short-term investments with unrealized losses for other-than-temporary impairment. When assessing short-term investments for other-than-temporary declines in value, the Company considers factors such as, among other things, the extent and length of time the investment’s fair value has been lower than its cost basis, the financial condition and near-term prospects of the investee, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value, and the expected cash flows from the security. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the consolidated statements of operations and consolidated statements of comprehensive loss. No such adjustments were necessary during the periods presented.

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Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectibility. Allowances are provided for individual accounts receivable when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results, or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables are further adjusted. The Company also considers broader factors in evaluating the sufficiency of its allowances for doubtful accounts, including the length of time receivables are past due, macroeconomic conditions, significant one-time events, and historical experience. When the Company determines that there are accounts receivable that are uncollectible, they are written off against the allowance for doubtful accounts. The change in the allowance for doubtful accounts for the years ended January 31, 2021, 2020, and 2019 was as follows:

	Beginning Balance	Additions Charged To Expense	Write-offs	Ending Balance
	(in thousands)
Year ended January 31, 2021
Allowance for doubtful accounts	$2,000	$121	$(121)	$2,000
Year ended January 31, 2020
Allowance for doubtful accounts	$3,124	$339	$(1,463)	$2,000
Year ended January 31, 2019
Allowance for doubtful accounts	$1,316	$1,812	$(4)	$3,124

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory levels are analyzed periodically and written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected demand. The Company analyzes current and future product demand relative to the remaining product life to identify potential excess inventories. The write-down is measured as the difference between the cost of the inventories and net realizable value and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

Useful Lives
Furniture and fixtures	3 to 5 years
Computers and software	3 to 5 years
Machinery and equipment	3 to 5 years
Tooling	3 to 5 years
Leasehold improvements	Shorter of the estimated lease term or useful life
Owned and operated systems	5 to 7 years

Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

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ChargePoint-as-a-Service (“CPaaS”) combines the customer’s use of the Company’s owned and operated systems with Cloud subscription software (“Cloud”) and the Company’s Assure program (“Assure”) into a single subscription. When CPaaS contracts contain a lease, the underlying asset is carried at its carrying value within property and equipment, net on the consolidated balance sheets.

Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs incurred during the application development stage for internal tools and cloud-based applications used to deliver its services, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal-use software development costs are included in property and equipment and are amortized on a straight- line basis over their estimated useful lives once it is ready for its intended use. Amortization of capitalized internal-use software development costs is included within cost of revenue for networked charging systems and subscriptions, research and development expense, sales and marketing expense, and general and administrative expense based on the use of the software. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. As of January 31, 2021 and 2020, capitalized costs have not been material.

Leases

On February 1, 2019, the Company early adopted the requirements of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASC 842”), using the modified retrospective approach with no adjustment to comparative periods.

Lessee

The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use (“ROU”) assets are presented separately on the Company’s consolidated balance sheets. Operating lease liabilities are separated into a current portion, included within accrued and other current liabilities on the Company’s consolidated balance sheets, and a noncurrent portion included within operating lease liabilities on the Company’s consolidated balance sheets. The Company does not have material finance leases. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the asset until the lease commencement date.

The Company’s lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company’s ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The term of the Company’s leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also includes options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in ASC 842 occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

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The Company’s lease contracts often include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate the lease from non-lease components and accounts for them as a single lease component.

The Company elected the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward its historical lease classification, its assessment on whether a contract is or contains a lease, and its initial direct costs for any leases that existed prior to adoption of the new standard. The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Lessor

The Company leases networked charging systems to customers within certain CPaaS contracts. The leasing arrangements the Company enters into with lessees are operating leases, and as a result, the underlying asset is carried at its carrying value as owned and operated systems within property and equipment, net on the consolidated balance sheets. Adoption of ASC 842 did not have a material impact on the Company’s accounting as a lessor.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets or asset groups for impairment whenever events indicate that the carrying amount of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparison of the carrying amounts of an asset or an asset group to the estimated future undiscounted cash flows which the asset or asset group is expected to generate. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. There were no impairments of long-lived assets for the years ended January 31, 2021, 2020, and 2019.

Business Combinations

The total purchase consideration for an acquisition is measured as the fair value of the assets transferred, equity instruments issued, and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred and included in general and administrative expense in the Company’s consolidated statements of operations. Identifiable assets (including intangible assets), liabilities assumed (including contingent liabilities), and noncontrolling interests in an acquisition are measured initially at their fair values at the acquisition date. The Company recognizes goodwill if the fair value of the total purchase consideration and any noncontrolling interests is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, cost of capital, future cash flows, and discount rates. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. The Company includes the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. The carrying amount of goodwill is reviewed for impairment

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at least annually, in the second quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of January 31, 2021 and 2020, the Company had a single operating segment and reporting unit structure. As part of the annual goodwill impairment test performed in the second quarter, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test will be required. If the Company has determined it necessary to perform a quantitative impairment assessment, the Company will compare the fair value of the reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, limited to the total amount of goodwill of the reporting unit. The carrying value of goodwill was $1.2 million as of January 31, 2021 and 2020, and no goodwill impairment has been recognized to date.

Fair Value of Financial Instruments

Fair value is defined as an exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Assets and liabilities measured at fair value are classified into the following categories based on the inputs used to measure fair value:

•	(Level 1) — Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•	(Level 2) — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly; and

•	(Level 3) — Inputs that are unobservable for the asset or liability.

The Company classifies financial instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable, either directly or indirectly. The Company’s assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. There were no transfers between levels during the periods presented. The Company had no material non-financial assets valued on a non-recurring basis that resulted in an impairment in any period presented.

The carrying values of the Company’s cash equivalents, short-term investments, accounts receivable, net, accounts payable, and accrued and other current liabilities approximate fair value based on the highly liquid, short-term nature of these instruments.

Redeemable Convertible Preferred Stock Warrants

Warrants to purchase shares of the Company’s Series B, D, and E redeemable convertible preferred stock are classified as liabilities as the underlying redeemable convertible preferred stock is considered redeemable and may require the Company to transfer assets upon exercise. Redeemable convertible preferred stock warrants are recorded within noncurrent liabilities on the consolidated balance sheets. The warrants were recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date. Changes in fair value of the redeemable convertible preferred stock warrant liability are recorded in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, conversion of redeemable convertible preferred stock into common stock, or until the redeemable convertible preferred stock is otherwise no longer redeemable. At that time, the redeemable convertible preferred stock warrant liability will be reclassified to redeemable convertible preferred stock or additional paid-in capital, as applicable.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Common Stock Warrants

Warrants to purchase shares of the Company’s common stock are equity classified and recognized within additional paid-in capital with no subsequent remeasurement. The amount recognized within additional paid-in capital is determined by allocating proceeds received and issuance costs incurred between the instruments issued based on their relative fair value.

Revenue Recognition

On February 1, 2019, the Company early adopted ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended (“ASC 606”), using the modified retrospective method applied to contracts which were not completed as of that date. During the fiscal years ended January 31, 2021 and January 31, 2020, the Company recognized revenue using the following five-step model as prescribed by ASC 606:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Significant judgment and estimates are necessary for the allocation of the proceeds received from an arrangement to the multiple performance obligations and the appropriate timing of revenue recognition. The Company enters into contracts with customers that regularly include promises to transfer multiple products and services, such as charging systems, software subscriptions, extended maintenance, and professional services. For arrangements with multiple products or services, the Company evaluates whether the individual products or services qualify as distinct performance obligations. In its assessment of whether products or services are a distinct performance obligation, the Company determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires the Company to assess the nature of each of its networked charging systems, subscriptions, and other offerings and how each is provided in the context of the contract, including whether they are significantly integrated which may require judgment based on the facts and circumstances of the contract.

The transaction price for each contract is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised products or services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees the Company charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third-parties such as sales taxes, which are collected on behalf of and remitted to governmental authorities, or driver fees, collected on behalf of customers who offer public charging for a fee.

When agreements involve multiple distinct performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The Company applies significant judgment in identifying and accounting for each performance obligation, as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices, and its overall pricing objectives, while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, the Company estimates the SSP using the residual approach.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

The Company usually bills its customers at the onset of the arrangement for both the products and a predetermined period of time for services. Contracts for services typically range from annual to multi-year agreements with typical payment terms of 30 to 90 days.

Networked charging systems revenue

Networked charging systems revenue includes revenue related to the deliveries of EV charging system infrastructure. The Company recognizes revenue from sales of networked charging systems upon shipment to the customer, which is when the performance obligation has been satisfied.

Subscriptions revenue

Subscriptions revenue consists of services related to Cloud, as well as extended maintenance service plans under Assure. Subscriptions revenue also consists of CPaaS revenue, which combines the customer’s use of the Company’s owned and operated systems with Cloud and Assure programs into a single subscription. CPaaS subscriptions contain a lease for the customer’s use of the Company’s owned and operated systems unless the location allows the Company to receive incremental economic benefit from regulatory credits earned on that owned and operated system. Lessor revenue relates to operating leases and historically has not been material. Subscriptions revenue is recognized over time on a straight-line basis as the Company has a stand-ready obligation to deliver such services to the customer.

Other revenue

Other revenue consists of fees received for transferring regulatory credits earned for participating in low carbon fuel programs in approved states, charging related fees received from drivers using charging sites owned and operated by the Company, net transaction fees earned for processing payments collected on driver charging sessions at charging sites owned by ChargePoint customers, and other professional services. Revenue from regulatory credits is recognized at the point in time the regulatory credits are transferred. Revenue from fees for owned and operated sites is recognized over time on a straight-line basis over the performance period of the service contract as the Company has a stand-ready obligation to deliver such services. Revenue from driver charging sessions and charging transaction fees is recognized at the point in time the charging session or transaction is completed. Revenue from professional services is recognized as the services are rendered.

Revenue Recognition (ASC 605)

During the fiscal year ended January 31, 2019, the Company recognized revenue under ASC Topic 605, Revenue Recognition (“ASC 605”) when persuasive evidence of an arrangement existed, delivery had occurred, the fee was fixed or determinable, and collectability was probable. Revenue for this period was generally recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

When a sales arrangement contained multiple elements, the Company first determined whether the delivered items qualify as separate units of accounting. A delivered item qualified as a separate unit of accounting when it had value to the customer on a standalone basis and when an arrangement included a general right of return relative to the delivered item, delivery, or performance of any undelivered items was considered probable or substantially in control of the Company. The Company then allocated revenue to each separate unit of accounting based on the relative selling price method and using the established selling price hierarchy. The selling price for a unit of accounting was based on its vendor specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”) if VSOE was not available, or best estimate of selling price (“ESP”) if neither VSOE nor TPE was available. The Company generally utilized ESP.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

The objective of ESP was to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. ESP was generally used for new or highly customized offerings and solutions or offerings not priced within a narrow range, and it applied to a large proportion of the Company’s arrangements with multiple deliverables.

The process for determining ESP requires judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

Lessor Revenue

The leasing arrangements the Company enters into with lessees are operating leases. The Company recognizes operating lease revenue on a straight-line basis over the lease term and expenses deferred initial direct costs on the same basis.

Operating lease revenue is classified as subscriptions revenue in the Company’s consolidated statements of operations. Operating lease revenue and the future maturities of lease payments from lessees was not material to the consolidated financial statements for all periods presented.

Remaining Performance Obligations

Remaining performance obligations represents the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company’s Assure, Cloud, and CPaaS subscription terms typically range from one to five years. Revenue expected to be recognized from remaining performance obligations was $101.8 million as of January 31, 2021, of which 43% is expected to be recognized over the next twelve months and the remainder thereafter.

Deferred Revenue

Deferred revenue represents billings or payments received in advance of revenue recognition and is recognized in revenue upon transfer of control. Balances consist primarily of software subscription services and extended Assure maintenance services not yet provided as of the balance sheet date. Contract assets, which represent services provided or products transferred to customers in advance of the date the Company has a right to invoice, are netted against deferred revenue on a customer-by-customer basis. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as deferred revenue with the remainder recorded as deferred revenue, noncurrent on the consolidated balance sheets. Total deferred revenue was $89.8 million and $72.7 million as of January 31, 2021 and 2020, respectively. The Company recognized $39.4 million, $25.5 million, and $16.0 million of revenue during the years ended January 31, 2021, 2020, and 2019, respectively, that was included in the deferred revenue balance at the beginning of the respective period.

Cost of Revenue

Cost of networked charging systems revenue includes the material costs for parts and manufacturing costs for the hardware products, compensation, including salaries and related personnel expenses, including stock-based compensation, warranty provisions, depreciation of manufacturing related equipment and facilities, amortization of capitalized internal-use software development costs, and allocated overhead costs. Costs for shipping and handling are recorded in cost of revenue as incurred.

Cost of subscriptions revenue includes network and wireless connectivity costs for subscription services, field maintenance costs for Assure to support the Company’s network of systems, depreciation of owned and operated systems used in CPaaS arrangements, amortization of capitalized internal-use software development costs, allocated overhead costs, and support costs to manage the systems and helpdesk services for drivers and site hosts.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Cost of other revenue includes costs for the Company’s owned and operated charging sites, as well as costs of environmental and professional services.

Costs to Obtain a Customer Contract

Sales commissions are considered incremental and recoverable costs of acquiring customer contracts. Beginning at the Company’s adoption of ASC 606 on February 1, 2019, incremental and recoverable costs for the sale of cloud enabled software and extended maintenance service plans are capitalized as deferred contract acquisition costs within prepaid expenses and other current assets and other assets on the consolidated balance sheets and amortized on a straight-line basis over the anticipated benefit period of five years. The benefit period was estimated by taking into consideration the length of customer contracts, renewals, technology lifecycle, and other factors. This amortization is recorded within sales and marketing expense in the Company’s consolidated statements of operations. The sales commissions paid related to the sale of networked charging systems are expensed as incurred.

The Company elected the practical expedient that permits the Company to apply ASC Subtopic 340-40, “Other Assets and Deferred Costs- Contracts with Customers,” (“ASC 340”) to a portfolio containing multiple contracts, as they are similar in their characteristics, and the financial statement effects of applying ASC Subtopic 340-40 to that portfolio would not differ materially from applying it to the individual contracts within that portfolio.

Changes in the deferred contract acquisition costs during the years ended January 31, 2021 and 2020 were as follows:

(in thousands)
Balance upon adoption of ASC 340 on February 1, 2019	$2,189
Capitalization of deferred contract acquisition costs	2,318
Amortization of deferred contract acquisition costs	(675)

Balance as of January 31, 2020	$3,832

Capitalization of deferred contract acquisition costs	2,908
Amortization of deferred contract acquisition costs	(1,206)

Balance as of January 31, 2021	$5,534

Deferred acquisition costs capitalized on the consolidated balance sheets were as follows:

	January 31
	2021	2020
	(in thousands)
Deferred contract acquisition costs, current	$1,550	$1,013
Deferred contract acquisition costs, noncurrent	3,984	2,819

Total deferred contract acquisition costs	$5,534	$3,832

Research and Development

Research and development expenses consist primarily of salary and related expenses, including stock-based compensation, for personnel related to the development of improvements and expanded features for the Company’s products and services, as well as quality assurance, testing, product management, amortization of capitalized internal-use software, and allocated overhead. Research and development costs are expensed as incurred.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Stock-based Compensation

The Company measures and recognizes compensation expense for all stock-based awards, including stock options and restricted common stock, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company amortizes the fair value of each stock award on a straight-line basis over the requisite service period of the awards. Stock-based compensation expense is based on the value of the portion of stock-based awards that is ultimately expected to vest. As such, the Company’s stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Advertising

The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses for the years ended January 31, 2021, 2020, and 2019 were not material.

Warranty

The Company provides standard warranty coverage on its products for twelve months, providing parts necessary to repair the systems during the warranty period. The Company accounts for the estimated warranty cost as a charge to networked charging systems cost of revenue when revenue is recognized. The estimated warranty cost is based on historical and predicted product failure rates and repair expenses. Warranty expense for the years ended January 31, 2021, 2020, and 2019 was $3.4 million, $2.8 million, and $2.0 million, respectively.

In addition, the Company offers paid-for subscriptions to extended maintenance service plans under Assure. Assure provides both the labor and parts to maintain the products over the subscription terms of typically one to five years. The costs related to the Assure program are expensed as incurred and charged to subscriptions cost of revenue.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is generally the local currency. The translation of foreign currencies into U.S. dollars is performed for monetary assets and liabilities at the end of each reporting period based on the then current exchange rates. Non-monetary items are translated using historical exchange rates. For revenue and expense accounts, an average foreign currency rate during the period is applied. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as part of a separate component of stockholders’ deficit and reported in the consolidated statements of comprehensive loss. Foreign currency transaction gains and losses are included in other income (expense), net for the period.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the

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financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. In evaluating the Company’s ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of historical losses, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. The Company also considers any shares issued on the early exercise of stock options subject to repurchase to be participating securities because holders of such shares have nonforfeitable dividend rights in the event a dividend is paid on common stock. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights. The holders of the redeemable convertible preferred stock, as well as the holders of early exercised shares subject to repurchase, do not have a contractual obligation to share in the losses of the Company. As such, the Company’s net losses for the years ended January 31, 2021, 2020, and 2019 were not allocated to these participating securities. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share attributable to common stockholders adjusts basic net loss per share for the effect of dilutive securities, including stock options. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Recently Adopted Accounting Standards

In June 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurements,” which expands the disclosure requirements for Level 3 fair value measurements and expands disclosures for measurement uncertainty. This guidance became effective for annual reporting periods beginning after December 15, 2019. The Company adopted the guidance at the beginning of fiscal year 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.

In August 2018, the FASB issued 2018-15, “Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred In a Cloud Computing

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Arrangement That Is a Service Contract,” which reduces complexity of the accounting for costs of implementing a cloud computing service arrangement. The guidance is effective for annual reporting periods beginning after December 15, 2020. The Company early adopted this guidance at the beginning of fiscal year 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” which provides optional expedients and exceptions for applying U.S. GAAP to contract modifications, hedging relationships, and other transactions, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The guidance is effective for the Company beginning on March 12, 2020 and it will apply the amendments prospectively through December 31, 2022. The Company adopted this guidance during fiscal year 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2014, the FASB issued ASC 606 with several subsequent amendments. ASC 606 amends the existing accounting standards for revenue recognition. The new guidance provides a new model to determine when and over what period revenue is recognized. Revenue is recognized for the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company early adopted the new revenue standard as of February 1, 2019 using the modified retrospective approach. The impact of the adoption was not material to the Company’s consolidated financial statements and disclosures. Comparative information prior to the date of adoption has not been restated and continues to be reported under the accounting standards in effect for those periods.

With the adoption of ASC 606 the Company also early adopted ASC 340 which requires the deferral of incremental costs of obtaining a customer contract which, under the old guidance, were expensed as incurred. The guidance requires the deferral of incremental contract acquisition costs and subsequent amortization over the expected period of benefit. The benefit period was estimated by taking into consideration the length of customer contracts, renewals, technology lifecycle, and other factors. The amortization of these costs is charged to sales and marketing expenses in the consolidated statements of operations. The cumulative impact of ASC 340 adoption on February 1, 2019 resulted in an increase of $2.2 million in total assets related to costs to obtain customer contracts that were previously expensed as incurred but would have been capitalized under ASC 340. Upon adoption, the Company recorded the cumulative impact of adoption as an adjustment to the Company’s accumulated deficit on February 1, 2019. Prior periods were not retroactively adjusted.

The adoption of ASC 340 resulted in a net decrease in sales and marketing expenses due to the capitalization and related amortization of deferred contract acquisition costs that would have been expensed as incurred prior to adoption. During the year ended January 31, 2020, the adoption of ASC 340 resulted in offsetting changes within operating assets and liabilities and had no net impact on the consolidated statements of cash flows.

In February 2016, the FASB issued ASC 842. The guidance is effective for annual reporting periods for non-public business entities beginning after December 15, 2021 and early adoption is permitted. The new standard requires lessees to recognize operating and finance lease liabilities on the balance sheet, as well as corresponding ROU assets. This standard also made some changes to lessor accounting and aligns key aspects of the lessor accounting model with the revenue recognition standard. In addition, disclosures are required to enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. ASC 842 requires adoption using the modified retrospective approach, with the option of applying the requirements of the standard either (a) retrospectively to each prior comparative reporting period presented, or (b) retrospectively at the beginning of the period of adoption.

The Company has early adopted ASC 842 as of February 1, 2019 on a modified retrospective basis. Prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under

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previous lease guidance, ASC 840, Leases. Upon adopting ASC 842 at the beginning of the fiscal year ended January 31, 2020, as a lessee, the Company recognized operating lease right-of-use assets of $11.3 million and operating lease liabilities of $12.5 million and corresponding reductions of $1.6 million to deferred rent and $0.4 million to prepaid rent. The adoption of the standard did not result in any adjustments to accumulated deficit. See Note 6, Leases, for more information.

For lessor accounting, the impact was not material to the Company’s consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The new standard simplifies the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The guidance is effective for annual reporting periods beginning after December 15, 2021. The Company early adopted this guidance at the beginning of fiscal year 2020. The impact of the adoption had no impact on the Company’s consolidated financial statements and disclosures.

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception.” The new guidance reduces the complexity associated with an issuer’s accounting for certain financial instruments with characteristics of liability and equity. Specifically, the FASB determined that a down round feature would no longer cause a freestanding equity-linked financial instrument (or an embedded conversion option) to be accounted for as a derivative liability at fair value with changes in fair value recognized in current earnings. This guidance is effective for annual reporting periods beginning after December 15, 2019. The Company early adopted this guidance at the beginning of fiscal year 2020. The adoption of this guidance did not have a material impact to the Company’s consolidated financial statements and disclosures.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement- Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The new guidance permits, but does not require, companies to reclassify the stranded tax effects of the Tax Cuts and Jobs Act (the “Act”) on items within accumulated other comprehensive income to retained earnings. This guidance became effective for annual reporting periods beginning after December 15, 2018. The Company did not elect to reclassify the stranded tax effects of the Act on items within accumulated other comprehensive income to retained earnings.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting.” The new guidance expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees and to account for awards to non-employees using the grant date fair value without subsequent periodic measurement. The guidance is effective for annual reporting periods beginning after December 15, 2019. The Company early adopted this guidance in fiscal year 2020 using a modified retrospective transition method. Adoption of this guidance did not have a material impact to the Company’s consolidated financial statements and disclosures.

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Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” and has since released various amendments including ASU No. 2019-04. The guidance modifies the measurement of expected credit losses on certain financial instruments. This guidance is effective for the Company’s annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the impact of the guidance on its consolidated financial statements and disclosures.

In November 2018, the FASB issued ASU No. 2018-18, “Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606”, which clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. The guidance is effective for the Company’s annual reporting periods beginning after December 15, 2020. The Company is currently assessing the impact of this guidance on its consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as the elimination of exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the recognition of deferred tax liabilities for outside basis differences, ownership changes in investments, and tax basis step-up in goodwill obtained in a transaction that is not a business combination. The guidance will be effective for the Company’s annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently assessing the impact of this guidance on its consolidated financial statements and disclosures.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40),” which modifies and simplifies accounting for convertible instruments. The new guidance eliminates certain separation models that require separating embedded conversion features from convertible instruments. The guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation. The guidance will be effective for annual reporting periods beginning after December 15, 2023. Early adoption is permitted, but no earlier than for fiscal years beginning after December 15, 2020. The Company is currently assessing the impact of this guidance on its consolidated financial statements and disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20 — Receivables-Nonrefundable Fees and Other Costs,” which clarifies the accounting for the amortization period for certain purchased callable debt securities held at a premium by giving consideration to securities which have multiple call dates. The guidance will be effective for annual reporting periods beginning after December 15, 2021. Early adoption is permitted for annual reporting periods beginning after December 15, 2020. The Company is currently assessing the impact of this guidance on its consolidated financial statements and disclosures.

3. Fair Value Measurements

The Company’s assets and liabilities that were measured at fair value on a recurring basis were as follows:

		Gross Unrealized			Reported as:
January 31, 2021	Amortized Cost	Gains	Losses	Fair Value	Cash and cash equivalents	Short-term investments
				(in thousands)
Cash	$35,788	$—	$—	$35,788	$35,788	$—
Level 1
Money market funds	109,703	—	—	109,703	109,703	—

Total assets measured at fair value on a recurring basis	$145,491	$—	$—	$145,491	$145,491	$—

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		Gross Unrealized			Reported as:
January 31, 2020	Amortized Cost	Gains	Losses	Fair Value	Cash and cash equivalents	Short-term investments
				(in thousands)
Cash	$33,266	$—	$—	$33,266	$33,266	$—
Level 1
Money market funds	39,487	—	—	39,487	39,487	—
Level 2
U.S. treasury bills	47,014	23	—	47,037	—	47,037

Total assets measured at fair value on a recurring basis	$119,767	$23	$—	$119,790	$72,753	$47,037

The money market funds were classified as cash and cash equivalents on the consolidated balance sheets and were within Level 1 of the fair value hierarchy. The aggregate fair value of the Company’s money market funds approximated amortized cost and, as such, there were no unrealized gains or losses on money market funds as of January 31, 2021 and 2020. Realized gains and losses, net of tax, were not material for any of the periods presented.

All of the Company’s U.S. treasury bills were classified as short-term investments on the consolidated balance sheets and were within Level 2 of the fair value hierarchy because they were valued using inputs other than quoted prices in active markets that were observable either directly or indirectly that may include benchmark yields, reported trades, broker/dealer quotes, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Realized gains and losses, net of tax, were not material for any of the periods presented.

As of January 31, 2021 and 2020, the Company had no investments with a contractual maturity of greater than one year.

The Company’s only Level 3 financial instruments were its redeemable convertible preferred stock warrants. See Note 11 for information on the valuation of the redeemable convertible preferred stock warrant liability.

4. Acquisitions

In fiscal year 2019, the Company acquired an electric fleet and energy management business for a total purchase consideration of $1.5 million in cash. The Company recognized intangible assets related to customer relationships of $0.3 million and goodwill of $1.2 million. The goodwill amount represented synergies related to the Company’s existing platform expected to be realized from this business combination and assembled workforce. The associated goodwill and intangible assets are not deductible for tax purposes. Acquisition costs were not material and were charged to general and administrative expenses in the consolidated statements of operations as incurred. The intangible assets were recorded at fair value and were fully amortized as of January 31, 2020.

Unaudited pro forma results of operations for fiscal years 2019 was not provided because the historical operating results of the acquired business was not material and pro forma results would not be materially different from reported results for the periods presented.

In addition to the purchase consideration, the Company provided an additional $1.0 million of cash compensation awards and 797,280 shares of restricted common stock to employees for future services that vest over two years from the date of the acquisition. Total grant date fair value for the restricted common stock was $0.6 million. The Company recognizes expenses related to the cash compensation awards and restricted common stock on a straight-line basis over the requisite service period of two years. See Note 10 for further information on the restricted common stock.

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5. Balance Sheet Components

Inventories

Inventories consisted of the following:

	January 31,
	2021	2020
	(in thousands)
Raw materials	$13,029	$11,335
Work-in-progress	68	—
Finished goods	20,495	14,084

Total Inventories	$33,592	$25,419

Property and equipment, net

Property and equipment, net consisted of the following:

	January 31,
	2021	2020
	(in thousands)
Furniture and fixtures	$1,594	$1,347
Computers and software	5,384	4,350
Machinery and equipment	10,605	7,614
Tooling	7,705	6,299
Leasehold improvements	9,398	8,869
Owned and operated systems	17,703	8,422
Construction in progress	2,462	5,796

	54,851	42,697

Less: Accumulated depreciation	(24,863)	(14,756)

Total Property and Equipment, Net	$29,988	$27,941

Depreciation expense for the years ended January 31, 2021, 2020, and 2019 was $10.1 million, $7.1 million, and $3.9 million, respectively.

Amortization expense for intangible assets for the years ended January 31, 2020 and 2019 was $0.6 million and $0.2 million, respectively. There was no amortization expense for the year ended January 31, 2021.

Accrued and other current liabilities

Accrued and other current liabilities consisted of the following:

	January 31,
	2021	2020
	(in thousands)
Accrued expenses	$18,404	$11,335
Refundable customer deposits	6,482	5,241
Payroll and related expenses	7,547	6,727
Taxes payable	5,213	5,348
Operating lease liabilities, current	2,393	3,979
Warranty accruals	3,000	2,000
Other liabilities	4,123	3,029

Total Accrued and Other Current Liabilities	$47,162	$37,659

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6. Leases

The Company leases its office facilities under non-cancellable operating leases with various lease terms. The Company also leases certain office equipment under operating lease agreements. As of January 31, 2021, non-cancellable leases expire on various dates between fiscal years 2022 and 2030.

Generally, the Company’s non-cancellable leases include renewal options to extend the lease term from one to five years. The Company has not included any renewal options in its lease terms as these options are not reasonably certain of being exercised. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of January 31, 2021 and 2020, lease balances were as follows:

	January 31,
	2021	2020
	(in thousands)
Operating leases
Operating lease right-of-use assets	$21,817	$10,269

Operating lease liabilities, current	2,286	3,979
Operating lease liabilities, noncurrent	22,459	8,230

Total operating lease liabilities	$24,745	$12,209

The Company recognizes operating lease costs on a straight-line basis over the lease period. Lease expense for the years ended January 31, 2021, 2020, and 2019 was $5.1 million, $4.5 million, and $3.1 million, respectively. Operating lease costs for short-term leases and variable lease costs were not material during the years ended January 31, 2021 and January 31, 2020.

Maturities of the operating lease liabilities as of January 31, 2021 were as follows:

(in thousands)
Years Ending January 31,
2022	$4,719
2023	5,123
2024	4,334
2025	4,152
2026	3,833
Thereafter	13,855

Total undiscounted operating lease payments	$36,016

Less: imputed interest	(11,271)

Total operating lease liabilities	$24,745

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Maturities of the operating lease liabilities as of January 31, 2020 were as follows:

(in thousands)
Years Ending January 31,
2021	$4,849
2022	4,809
2023	2,671
2024	268
2025	292
Thereafter	1,341

Total undiscounted operating lease payments	$14,230
Less: imputed interest	(2,021)

Total operating lease liabilities	$12,209

Other supplemental information as of January 31, 2021 and 2020 was as follows:

	January 31,
	2021	2020
Lease Term and Discount Rate

Weighted-average remaining operating lease term (years)	7.5	3.7
Weighted-average operating lease discount rate	7.9%	8.7%

Other supplemental cash flow information for the years ended January 31, 2021 and January 31, 2020 was as follows:

	Year ended January 31,
	2021	2020
	(in thousands)
Supplemental Cash Flow Information
Cash paid for amounts in the measurement of operating lease liabilities	$4,226	$4,527

As of January 31, 2021, the Company has additional operating leases of approximately $1.0 million that have not yet commenced and as such, have not yet been recognized on the Company’s Consolidated Balance Sheet. These operating leases are expected to commence on February 1, 2021 with lease terms of up to 4.5 years.

7. Debt

In December 2014, the Company entered into a $20.0 million term loan agreement to finance working capital requirements and repay certain indebtedness of the Company’s original credit facility (the “2014 Loan”). The 2014 Loan was to be repaid in forty-eight monthly installments commencing on September 1, 2016; the first fifteen payments were interest only, followed by thirty-three equal monthly payments of principal and interest. Interest was calculated at 8.75% plus LIBOR, provided that the interest rate could not be less than 9.75%. The borrowings were secured by substantially all of the Company’s assets.

In July 2018, the Company entered into a term loan facility with certain lenders (the “2018 Loan”) with a borrowing capacity of $45.0 million to finance working capital and repay all outstanding amounts owed under the 2014 Loan, of which $10.0 million expired unused in June 2019. The Company borrowed $35.0 million, with issuance costs of $1.1 million and net proceeds of $33.9 million. The 2018 Loan is secured by substantially all of the Company’s assets, contains customary affirmative and negative covenants, and requires the Company to maintain minimum cash balances and attain certain customer billing targets. The 2018 Loan has a five-year

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maturity and interest is calculated at LIBOR plus 6.55%. The 2018 Loan agreement was amended on March 20, 2019 to extend the interest only monthly payments through June 30, 2021 to be followed by equal monthly payments of principal and interest. The Company believes that the fair value of the term loan approximates the recorded amount as of January 31, 2021, as the interest rates on the long-term debt are variable and the rates are based on market interest rates after consideration of default and credit risk (using Level 2 inputs). As of January 31, 2021 and 2020 the Company was in compliance with all financial and non-financial debt covenants.

Transaction costs upon entering into the 2018 Loan were recorded as debt discount and are amortized over the term of the 2018 Loan.

Total interest expense incurred during the years ended January 31, 2021, 2020, and 2019 was $3.3 million, $3.5 million, and $3.7 million, respectively. There was no accrued interest as of January 31, 2021 and 2020.

Total future principal payments under all borrowings as of January 31, 2021 were as follows:

(in thousands)
Years Ending January 31,
2022	11,667
2023	17,500
2024	5,833

Total payments	$35,000

In March 2021, the Company repaid the entire loan balance of $35.0 million plus accrued interest and prepayment fees of $1.2 million.

8. Commitments and Contingencies

Purchase Commitments

Open purchase commitments are for the purchase of goods and services related to, but not limited to, manufacturing, facilities, and professional services under non-cancellable contracts. They were not recorded as liabilities on the consolidated balance sheets as of January 31, 2021 and 2020 as the Company had not yet received the related goods or services. The Company had open purchase commitments for goods and services of $64.1 million as of January 31, 2021. All of them are expected to be received by January 31, 2024.

Legal Proceedings

The Company may be involved in various lawsuits, claims, and proceedings, including intellectual property, commercial, securities, and employment matters that arise in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred.

The Company believes it has recorded adequate provisions for any such lawsuits, claims, and proceedings as of January 31, 2021. Based on its experience, the Company believes that damage amounts claimed in these matters are not meaningful indicators of potential liability. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Liabilities established to provide for

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contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved; and such changes are recorded in the accompanying consolidated statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying consolidated balance sheets.

Guarantees and Indemnifications

The Company has service level commitments to its customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred any material costs as a result of such commitments.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. Additionally, the Company may be required to indemnify for claims caused by its negligence or willful misconduct. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by them in any action or proceeding to which any of them are, or are threatened to be, made a party by reason of their service as a director or officer. The Company maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company also may be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Letters of Credit

The Company had $0.4 million of secured letters of credit outstanding as of January 31, 2021 and 2020. These primarily relate to support of customer agreements and are fully collateralized by cash deposits which the Company recorded in restricted cash on its consolidated balance sheets based on the term of the remaining restriction.

9. Redeemable Convertible Preferred Stock

In fiscal year 2021, the Company issued 22.4 million shares of Series H-1 redeemable convertible preferred stock and 22.4 million common stock warrants for total cash proceeds of $127.0 million, net of issuance costs of $0.2 million. On issuance, the Company’s redeemable convertible preferred stock and common stock warrants were recorded at fair value of the amount of allocated proceeds, net of issuance costs. The Company performed a valuation of the Series H-1 redeemable convertible preferred stock as well as the common stock warrants. The common stock warrants were valued using a Black-Scholes Option pricing model. Based upon that valuation, the Company allocated the net proceeds between the Series H-1 redeemable convertible preferred stock and common stock warrants of $95.5 million and $31.5 million, respectively, based on their relative fair values. In addition, the Company evaluated the conversion feature of the Series H-1 redeemable convertible preferred stock to assess whether it met the definition of a beneficial conversion feature (“BCF”). As the fair value of a share of common stock exceeded the effective conversion price at the issuance date, the Series H-1 redeemable convertible preferred stock contained a BCF. The intrinsic value of $60.4 million was recorded as a discount to the Series H-1 redeemable convertible preferred stock and a credit to additional paid-in capital. As a result of the shares being readily convertible into shares of the Company’s common stock at the option of the holders, the full value of the BCF was immediately recorded as a deemed dividend through additional paid-in capital to reflect the accretion of the discount resulting from the at-issuance BCF embedded within the redeemable convertible preferred stock.

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In fiscal year 2020, the Company issued 2.6 million shares of Series H redeemable convertible preferred stock and 0.9 million common stock warrants for total cash proceeds of $14.9 million, net of $0.1 million of issuance costs. Of the total cash proceeds, $14.8 million, net of $0.1 million of issuance costs, was allocated to the Series H redeemable convertible preferred stock, based on the estimated fair value of the redeemable convertible preferred stock relative to the estimated fair value of the common stock warrants.

In fiscal year 2019, the Company issued 39.5 million shares of Series H redeemable convertible preferred stock and 13.2 million common stock warrants for total cash proceeds of $216.6 million, net of $8.4 million of issuance costs. Of the total cash proceeds, $215.2 million, net of $8.4 million of issuance costs was allocated to the Series H redeemable convertible preferred stock, based on the estimated fair value of the redeemable convertible preferred stock relative to the estimated fair value of the common stock warrants.

Redeemable convertible preferred stock as of January 31, 2021, 2020, and 2019, respectively, consisted of the following:

	January 31, 2021
	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series A	29,027	29,027	$3,746	$3,697
Series B	132,831	130,146	13,993	13,947
Series C	45,222	45,222	13,068	13,039
Series D	45,744,194	44,307,263	54,946	49,469
Series E	22,578,525	21,772,150	54,000	26,795
Series F	23,611,372	23,611,372	59,000	58,624
Series G	28,533,636	28,533,636	125,000	124,745
Series H	42,154,388	42,154,388	240,000	229,925
Series H-1	22,351,053	22,351,053	129,795	95,456

	185,180,248	182,934,257	$693,548	$615,697

	January 31, 2020
	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series A	29,027	29,027	$3,746	$3,697
Series B	132,831	130,146	13,993	13,947
Series C	45,222	45,222	13,068	13,039
Series D	45,744,194	44,307,262	54,946	49,469
Series E	22,578,525	21,772,150	54,000	26,795
Series F	23,611,372	23,611,372	59,000	58,624
Series G	28,533,636	28,533,636	125,000	124,745
Series H	42,154,388	42,154,388	240,000	229,925

	162,829,195	160,583,203	$563,753	$520,241

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

	January 31, 2019
	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series A	29,027	29,027	$3,746	$3,697
Series B	132,831	130,146	13,993	13,947
Series C	45,222	45,222	13,068	13,039
Series D	45,744,194	44,307,263	54,946	49,469
Series E	22,578,525	21,772,150	54,000	26,795
Series F	23,611,372	23,611,372	59,000	58,624
Series G	28,533,636	28,533,636	125,000	124,745
Series H	42,154,388	39,519,737	225,000	215,169

	162,829,195	157,948,553	$548,753	$505,485

The significant features of the Company’s redeemable convertible preferred stock are as follows:

Dividend provisions — The holders of the outstanding shares of Series A, Series B, Series C, Series D, Series E, Series F, Series G, and Series H redeemable convertible preferred stock are entitled to receive, when and if declared by the Company’s Board of Directors, a noncumulative dividend at the annual rate per share of $10.3251, $8.5792, $23.1286, $0.0992, $0.0992, $0.1999, $0.3505, $0.4554 respectively, per annum, adjustable for certain events, such as stock splits and combinations. The holders of the outstanding shares of Series H-1 redeemable convertible preferred stock are entitled to receive a cumulative dividend accrued at the annual rate of $0.4554 per share, accruing on a daily basis through the second anniversary of the issuance of the Series H-1 redeemable convertible preferred stock. In addition, holders of redeemable convertible preferred stock participate in any distribution in excess of preferred dividends on an as converted basis. The Company has declared no dividends as of January 31, 2021. As of January 31, 2021, total unpaid accumulated dividends due to the Series H-1 redeemable convertible preferred stockholders were $16.8 million.

Liquidation preference — In the event of any liquidation, dissolution, winding up or change of control of the Company, whether voluntary or involuntary, the holders of Series H-1 redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, and prior and in preference to any distribution of any of the assets, the amount of $5.6934 per share for each share of Series H-1 redeemable convertible preferred stock then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

After payments to the holders of Series H-1 redeemable convertible preferred stock, the holders of Series H redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, and prior and in preference to any distribution of any of the assets, the amount of $5.6934 per share for each share of Series H redeemable convertible preferred stock then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

After payments to the holders of Series H redeemable convertible preferred stock, holders of Series G redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, and prior and in preference to any distribution of any of the assets, the amount of $4.3808 per share for each share of Series G redeemable convertible preferred stock then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

After payments to the holders of Series G redeemable convertible preferred stock, holders of Series F redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, and prior and in preference to any distribution of any of the assets, the amount of $2.4988 per share for each share of Series F redeemable convertible preferred stock then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

After payments to the holders of Series F redeemable convertible preferred stock, holders of Series E redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, and prior and in preference to any distribution of any of the assets, the amount of $2.4802 per share for each share of Series E redeemable convertible preferred stock then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

After payments to the holders of Series E redeemable convertible preferred stock, holders of Series D redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, and prior and in preference to any distribution of any of the assets, the amount of $1.2401 per share for each share of Series D redeemable convertible preferred stock then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

After payments to the holders of Series D redeemable convertible preferred stock, the holders of the Series C and Series B redeemable convertible preferred stock are entitled to receive the amount of $288.9825 and $107.5156 per share, respectively, for each share of Series C and Series B redeemable convertible preferred stock then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

After payments to the holders of Series C and Series B redeemable convertible preferred stock, the holders of the Series A redeemable convertible preferred stock are entitled to receive the amount of $129.0387 per share, respectively, for each share of Series A redeemable convertible preferred stock share then held, as applicable, adjusted for any stock dividends, combinations, splits, or recapitalization, plus all declared but unpaid dividends.

After payments to the holders of Series A redeemable convertible preferred stock, the entire remaining assets and surplus funds of the Company legally available for distribution, if any, shall be distributed pro rata among the holders of the then outstanding common stock and redeemable convertible preferred stock on an as-converted basis, rounded down to the next whole number of shares on a pari passu basis according to the number of shares of common stock held by such holders, until such time as each holder of then outstanding Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, and Series H-1 redeemable convertible preferred stock have received an aggregate amount equal to 2, 4, 4, 4, 2.5, 4, 2, 2, and 2 times the preference amount, respectively, of each share of redeemable convertible preferred stock held by each holder. After these distributions have been paid to all holders of redeemable convertible preferred stock, then the holders of then outstanding common stock will be entitled to receive all remaining assets of the Company legally available for distribution pro rata according to the number of outstanding shares of common stock then held by each holder. The redeemable convertible preferred stock will be deemed to have been automatically converted into common stock if the redemption amount per share on an as-converted basis would be greater than such holder would otherwise be entitled to.

Conversion rights — Each share of Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, and Series H-1 redeemable convertible preferred stock are convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock as is determined by dividing, $91.7319, $81.5974, $139.6147, $1.2401, $1.2401, $2.4988, $4.3808, $5.6934, and $5.6934, respectively, by the conversion price $1.9011, $1.9011, $1.9011, $1.2401, $1.2401, $2.4988, $4.3808, $5.6934, and $5.6934, respectively, in effect on the date the certificate is surrendered for conversion.

The holders of each series of redeemable convertible preferred stock shall benefit from certain anti-dilution adjustments in the event the Company issues shares at a per share price lower than the respective issuance price of each series of redeemable convertible preferred stock.

The redeemable convertible preferred stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the Company’s sale of its common stock in a firm commitment of an underwritten initial public offering pursuant to a registration statement under the

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Securities Act of 1933, as amended, that has a public offering price of not less than $11.3867 per share, adjusted for any stock dividends, combinations, splits, or recapitalizations, and which results in aggregate gross proceeds to the Company of not less than $100.0 million, net of underwriting discounts, commissions, and expenses.

Redemption and Balance Sheet Classification — While the redeemable convertible preferred stock does not have mandatory redemption provisions, the deemed liquidation preference provisions of the redeemable convertible preferred stock are considered contingent redemption provisions that are not solely within the Company’s control. These elements primarily relate to deemed liquidation events such as a change of control. Accordingly, the Company’s redeemable convertible preferred stock has been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

Voting rights — The holders of each share of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could be converted. The holder of each share of common stock shall have the right to one vote for each such share and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company. Holders of Series A, Series B, Series D, Series, F, and Series H redeemable convertible preferred stock have the right to appoint one, two, three, two, and two directors to the Company’s board of directors, respectively.

10. Common Stock

As of January 31, 2021 and 2020, the Company was authorized to issue 299,771,284 and 240,180,600 shares of common stock, respectively, with a par value of $0.0001 per share. There were 22,961,032 and 11,918,418 shares issued and outstanding as of January 31, 2021 and 2020, respectively.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders are not able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of redeemable convertible preferred stock currently outstanding or issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the Company’s board of directors out of funds legally available therefor. In the event of the Company’s liquidation, dissolution, or winding up, holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding redeemable convertible preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Restricted Common Stock

In connection with a business combination in fiscal year 2019 as referenced in Note 4, the Company granted 797,280 shares of restricted common stock to employees for future services that vest over two years from the date of the acquisition. During the years ended January 31, 2021, 2020 and 2019, 166,100, 398,640 and 232,540 shares of restricted common stock vested, respectively. As of January 31, 2021, no shares of restricted common stock remained unvested.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance on an as-if converted basis, were as follows:

	January 31,
	2021	2020
Conversion of redeemable convertible preferred stock	193,037,715	170,686,661
Stock options issued and outstanding	30,167,178	34,883,465
Redeemable convertible preferred stock warrants outstanding	2,358,546	2,358,546
Common stock warrants outstanding	36,402,515	14,051,462
Shares available for grant under 2017 Stock Option Plan	4,528,391	5,844,909

Total shares of common stock reserved	266,494,345	227,825,043

11.	Stock Warrants

In connection with its issuance of Series H-1 redeemable convertible preferred stock in the fiscal year 2021, the Company issued 22.4 million common stock warrants which were recorded at fair value within additional paid-in capital in stockholders’ deficit.

In connection with its issuance of Series H redeemable convertible preferred stock in fiscal years 2020 and 2019, the Company issued 0.9 million and 13.2 million common stock warrants, respectively, which were recorded at fair value within additional paid-in capital in stockholders’ deficit.

Warrants issued and outstanding as of January 31, 2021 and 2020 consisted of the following:

Common Stock Warrants

	January 31, 2021
	Outstanding Warrants
	Number of Warrants	Exercise Price	Expiration Date
Common Stock	22,351,053	$6.02	7/31/2030 – 8/6/2030
Common Stock	14,051,462	$9.03	11/16/2028 – 2/14/2029

Total outstanding common stock warrants	36,402,515

	January 31, 2020
	Outstanding Warrants
	Number of Warrants	Exercise Price	Expiration Date
Common Stock	14,051,462	$9.03	11/16/2028 – 2/14/2029

Total outstanding common stock warrants	14,051,462

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Redeemable Convertible Preferred Stock Warrants

	January 31, 2021 and 2020
	Outstanding Warrants		Expiration Date
	Number of Warrants	Exercise Price
Series B Preferred Stock	2,685	$107.52	4/30/2021
Series D Preferred Stock	1,436,932	$1.24	4/20/2022 – 1/24/2024
Series E Preferred Stock	806,375	$1.24	12/24/2024 – 7/15/2025

Total outstanding redeemable convertible preferred stock warrants	2,245,992

The liability associated with these warrants was subject to remeasurement at each balance sheet date using the Level 3 fair value inputs and was as follows:

	Year Ended January 31,
	2021	2020	2019
	(in thousands)
Fair value at beginning of period	$2,718	$1,843	$1,455
Change in fair value	73,125	875	388

Fair value at end of period	$75,843	$2,718	$1,843

The Level 3 fair value inputs used in the recurring valuation of the redeemable convertible preferred stock warrant liability were as follows:

	January 31,
	2021	2020	2019
Expected volatility	80.5%	58.4%	65.0%
Risk-free interest rate	0.1%	1.6%	2.8%
Dividend rate	0.0%	0.0%	0.0%
Expected term (years)	1.4	2.0	2.0

Historically, value was assigned to each class of equity securities using an option pricing model method (“OPM”). In July 2020, the Company began allocating the equity value using a hybrid method that utilizes a combination of the OPM and the probability weighted expected return method (“PWERM”). The PWERM is a scenario-based methodology that estimates the fair value of equity securities based upon an analysis of future values for the Company, assuming various outcomes. As the probability of a transaction with a special purpose acquisition company (“SPAC”) increased, the fair value of the redeemable convertible preferred stock warrant liability increased as of January 31, 2021.

12.	Stock Option Plan and Stock-based Compensation

In 2007, the Company adopted its 2007 Stock Option Plan (the “2007 Plan”) which provides for the granting of stock options to employees, directors, and consultants of the Company. In 2017, the Company adopted its 2017 Stock Option Plan (the “2017 Plan”). Stock options granted under both the 2007 and 2017 Plans may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). As of January 31, 2021, 4.5 million shares of common stock remained available for issuance under the 2017 Plan. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the 2017 Plan.

The 2007 Plan and 2017 Plan allow for the early exercise of stock options for certain individuals as determined by the Company’s board of directors. Stock options that are early exercised are subject to a

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

repurchase option that allows the Company to repurchase any unvested shares. Early exercises of stock options are not deemed to be outstanding shares for accounting purposes until those shares vest according to their respective vesting schedules. Accordingly, the consideration received for early exercises of stock options are initially recorded as a liability and reclassified to common stock and additional paid-in capital as the underlying awards vest. As of January 31, 2021 and 2020, liabilities for unvested shares related to early exercises of stock options were not material. The related number of unvested shares subject to repurchase was also not material for any period presented.

Stock options under the 2017 Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s board of directors. Stock options granted generally vest over four years and at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter.

Activity under the Company’s stock option plans is set forth below:

	Number of Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual term (in years)	Aggregate Intrinsic Value
Outstanding as of January 31, 2018	28,955,341	$0.59	7.7	$8,905,754

Granted	8,811,605	$0.57
Exercised	(3,853,935)	$0.35		$(1,364,006)
Cancelled	(2,250,990)	$0.75

Outstanding as of January 31, 2019	31,662,021	$0.6	7.4	$7,456,493
Granted	10,780,372	$0.75
Exercised	(4,830,469)	$0.47		$(3,464,262)
Cancelled	(2,728,460)	$0.83

Outstanding as of January 31, 2020	34,883,464	$0.65	7.3	$19,314,017
Granted	8,912,180	$0.75
Exercised	(11,042,592)	$0.55		$(110,643,446)
Cancelled	(2,585,875)	$0.84

Outstanding as of January 31, 2021	30,167,177	$0.7	7.3	$1,064,538,557

Options vested and expected to vest as of January 31, 2021	27,483,800	$0.69	7.2	$969,997,293

Exercisable as of January 31, 2021	16,591,050	$0.68	6.4	$586,047,442

Activity for exercised awards includes early exercises of stock options such that these awards are not considered outstanding stock options upon exercise.

The activity above also includes a grant of a total of 1.5 million stock option awards subject to both service and performance-based vesting conditions to the Chief Executive Officer under the 2017 Plan (“CEO awards”). These stock options have a weighted-average exercise price of $0.75 per share. Upon initial grant in June 2020, these stock option awards had a grant date fair value of $1.1 million and were to vest on the fourth anniversary from the date of grant provided that positive operating income was achieved at the end of fiscal year 2024.

In September 2020, the CEO awards were modified to vest in a single installment on January 31, 2024 contingent upon the closing of the Merger and the Chief Executive Officer’s continuous employment by the

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Company through January 31, 2024. No stock-based compensation expense has been recorded as the CEO awards were improbable of vesting before and after the modification in September 2020, because the performance-based vesting condition is contingent upon the closing of the Merger which is not deemed probable until consummated.

In December 2020, the CEO awards were modified again to accelerate vesting of 12.5% of stock options at any time through January 31, 2024 contingent upon certain additional service-based trigger events. For the year ended January 31, 2021, no stock-based compensation expense has been recorded as the CEO awards remained to be improbable of vesting before and after the modification in December 2020. As of January 31, 2021, the total compensation cost related to these unvested CEO awards not yet recognized was $44.3 million after the impact of the modifications.

Total stock-based compensation expense for stock awards recognized during the years ended January 31, 2021, 2020, and 2019 was $4.9 million, $2.9 million, and $1.7 million, respectively. As of January 31, 2021, total unrecognized compensation cost related to stock awards was $9.8 million and is expected to be recognized over a weighted-average period of 2.5 years.

The weighted-average grant date fair value of options granted in the years ended January 31, 2021, 2020, and 2019 was $0.94, $0.31, and $0.24 per share, respectively. The total grant date fair value of options vested during the years ended January 31, 2021, 2020, and 2019 was $5.4 million, $2.5 million, and $1.8 million, respectively.

Stock-based Compensation Associated with Awards

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company’s common stock requires the Company’s board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, actual and forecasted operating and financial results, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and redeemable convertible preferred stock, and transactions involving the Company’s stock. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended January 31, 2021, 2020, and 2019 were as follows:

	Year Ended January 31,
	2021	2020	2019
Expected volatility	49.1% – 51.6%	40.3% – 40.9%	40.9% – 41.6%
Risk-free interest rate	0.3% – 1.6%	1.4% – 2.4%	2.7% – 2.9%
Dividend rate	0.0%	0.0%	0.0%
Expected term (in years)	5.6 – 5.8	5.0 – 5.9	6.1 – 6.4

Expected volatility: As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior.

Stock-based Compensation Expense

The following sets forth the total stock-based compensation expense for the Company’s stock options and restricted common stock included in the Company’s consolidated statements of operations:

	Year Ended January 31,
	2021	2020	2019
	(in thousands)
Cost of revenue	$115	$39	$28
Research and development	1,807	871	419
Sales and marketing	1,501	1,164	541
General and administrative	1,524	863	718

Total stock-based compensation expense	$4,947	$2,937	$1,706

13.	Income Taxes

The components of net loss before income taxes were as follows:

	Year Ended January 31,
	2021	2020	2019
	(in thousands)
Domestic	$(197,908)	$(134,578)	$(108,663)
Foreign	1,082	475	695

Net loss before income taxes	$(196,826)	$(134,103)	$(107,968)

The components of the provision for (benefit from) income taxes were as follows:

	Year Ended January 31,
	2021	2020	2019
	(in thousands)
Current
Federal	$—	$—	$—
State	47	35	—
Foreign	151	189	119

Total current	$198	$224	$119

Deferred
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—
Total deferred	—	—	—

Total provision for income taxes	$198	$224	$119

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

A reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate was as follows:

	Year Ended January 31,
	2021	2020	2019
Tax at federal statutory rate	21.0%	21.0%	21.0%
Permanent differences	(0.6)%	(1.5)%	(0.8)%
Warrant Mark to Market	(7.8)%	(0.1)%	(0.1)%
Stock-based compensation	(0.2)%	(0.2)%	(0.2)%
Change in valuation allowance	(13.6)%	(21.1)%	(21.9)%
Research and development tax credits	1.1%	1.8%	1.9%

Effective tax rate	(0.1)%	(0.1)%	(0.1)%

The significant components of the Company’s deferred tax assets and liabilities as of January 31, 2021 and 2020 were as follows:

	Year Ended January 31,
	2021	2020
	(in thousands)
Deferred tax assets:
Net operating losses	$114,154	$105,663
Research & development credits	12,054	14,320
Deferred revenue	15,270	6,968
Accruals and reserves	$8,102	$6,692
Stock-based compensation	980	653
Operating lease liabilities	6,999	3,370

Total deferred tax assets	157,559	137,666

Less: valuation allowance	(150,991)	(134,337)
Deferred tax liabilities:
Depreciation and amortization	(375)	(489)
Operating lease right-of-use assets	(6,186)	(2,834)

Total deferred tax liabilities	(6,561)	(3,323)

Net deferred tax assets	$7	$6

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the Company’s historical operating losses, the Company believes that it is more likely than not that all of the deferred tax will not be realized; accordingly, the Company has recorded a full valuation allowance on its net domestic deferred tax assets as of January 31, 2021 and 2020. The valuation allowance increased by $16.7 million, $36.2 million, and $29.8 million during the years ended January 31, 2021, 2020, and 2019, respectively. The increases were primarily driven by losses and tax credits generated in the United States. As of January 31, 2021, the Company believes it is not more likely than not that the US deferred tax assets will be fully realizable and continues to maintain a full valuation allowance against its net US deferred tax assets.

As of January 31, 2021, the Company had federal and California state net operating loss (“NOL”) carryforwards of $434.7 million and $229.7 million, respectively, of which $281.9 million of the federal NOL carryforwards can be carried forward indefinitely. The federal and California state net operating loss carryforwards begin to expire in 2028 and 2029, respectively. In addition, the Company had NOLs for other states of $134.7 million, which expire beginning in the year 2022.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

As of January 31, 2021, the Company had federal and California state research credit carryforwards of $5.1 million and $8.8 million, respectively. The federal credit carryforwards will begin to expire in 2039. The California research credit carryforwards can be carried forward indefinitely. The Company had alternative refueling property tax credits that are permanently limited by Section 382.

Under Internal Revenue Code Section 382, the Company’s ability to utilize NOL carryforwards or other tax attributes such as research tax credits, in any taxable year may be limited if the Company experiences, or has experienced, an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company’s stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company performed a Section 382 analysis through January 31, 2021. The Company has experienced ownership changes in the prior periods. As a result of the ownership changes, it was estimated that approximately $53.1 million of Federal NOLs, $40.3 million of California NOLs, and $9.7 million of federal tax credits are expected to expire for income tax purposes, and such amounts are excluded from the carryforwards balance as of January 31, 2021. The Company expects to complete the Section 382 analysis during the year ending January 31, 2022. Subsequent ownership changes may affect the limitation in future years.

The following table summarizes the activity related to unrecognized tax benefits as follows:

	Year Ended January 31,
	2021	2020	2019
	(in thousands)
Unrecognized tax benefits — beginning	$10,153	$6,884	$4,445
Gross decreases — prior period tax position	(3,620)	—	—
Gross increases — current period tax position	2,869	3,269	2,439

Unrecognized tax benefits — ending	$9,402	$10,153	$6,884

As of January 31, 2021, the Company had unrecognized tax benefits of $9.4 million, which would not impact the effective tax rate, if recognized, due to the valuation allowance. The Company does not expect its unrecognized tax benefits will significantly change over the next twelve months.

The Company is subject to income taxes in United States federal and various state, local, and foreign jurisdictions. The tax years from 2007 to 2020 remain open to examination due to the carryover of unused net operating losses or tax credits. As of January 31, 2021, the Company is not subject to income tax examinations by any tax authority.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted and signed into law in the United States. The CARES Act includes measures to assist companies, including temporary changes to income and non-income-based tax laws. The CARES Act contains several corporate income tax provisions, including making remaining alternative minimum tax (AMT) credits immediately refundable; providing a 5-year carryback of net operating losses (NOLs) generated in tax years 2019, 2020, and 2021, and removing the 80% taxable income limitation on utilization of those NOLs if carried back to prior tax years or utilized in tax years beginning before 2022; temporarily liberalizing the interest deductibility rules under Section 163(j) of the CARES Act, by raising the adjusted taxable income limitation from 30% to 50% for tax years 2020 and 2021 and giving taxpayers the election of using 2020 adjusted taxable income for purposes of computing 2021 interest deductibility. The CARES Act did not have a material impact on the Company’s tax provision for the year ended January 31, 2021.

The Consolidated Appropriations Act, 2021, which was enacted on December 27, 2020, has expanded, extended, and clarified selected CARES Act provisions, specifically on Paycheck Protection Program (PPP) loan

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

and Employee Retention Tax Credit, 100% deductibility of business meals as well as other tax extenders. The Consolidated Appropriations Act did not have a material impact on the Company’s tax provision for the year ended January 31, 2021.

On June 29, 2020, California Assembly Bill 85 was signed into law. The legislation suspends the California net operating loss deductions for 2020, 2021, and 2022 for certain taxpayers and imposes a limitation of certain California tax credits for 2020, 2021, and 2022. The legislation disallows the use of California net operating loss deductions if the taxpayer recognizes business income and its adjusted gross income is greater than $1 million. Additionally, any business credit will only offset a maximum of $5 million of California tax. Given the Company’s loss position in the current year, the new legislation did not impact the tax provision for the year ended January 31, 2021. The Company will continue to monitor possible California net operating loss and credit limitations in future periods.

The Company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries in those operations. Therefore, the Company has not accrued any provision for taxes associated with the repatriation of undistributed earnings from its foreign subsidiaries as of January 31, 2021. The amount of unrecognized deferred tax liability on these undistributed earnings was not material as of January 31, 2021.

14.	Related Party Transactions

Daimler AG and its affiliated entities (“Daimler”) is an investor in the Company and one of its employees is a member of the Company’s board of directors. The following revenue transactions took place between the Company and Daimler during the respective fiscal years:

	Year ended January 31,
	2021	2020	2019
	(in thousands)
Daimler	$3,457	$3,112	$1,082

Revenue from related parties	$3,457	$3,112	$1,082

Related party accounts receivable as of January 31, 2021 and 2020 from Daimler were $1.2 million and $0.9 million, respectively.

15.	Geographic Information

Revenue by geographic area based on the shipping address of the customers was as follows:

	Year Ended January 31,
	2021	2020	2019
	(in thousands)
United States	$131,571	$130,184	$81,408
Rest of World	14,919	14,331	10,622

Total revenue	$146,490	$144,515	$92,030

Long-lived assets by geographic area were as follows:

	January 31,
	2021	2020
	(in thousands)
United States	$46,759	$36,836
Rest of World	5,046	1,374

Total long-lived assets	$51,805	$38,210

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

16.	Basic and Diluted Net Loss per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the years ended January 31, 2021, 2020, and 2019:

(in thousands, except share and per share data)	Year Ended January 31,
	2021	2020	2019
Numerator:
Net loss attributable to common stockholders	$(274,200)	$(134,327)	$(108,087)
Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	15,116,763	8,893,787	4,342,517

Net loss per share attributable to common stockholders, basic and diluted	$(18.14)	$(15.10)	$(24.89)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows:

	Year Ended January 31,
	2021	2020	2019
Redeemable convertible preferred stock (on an as-converted basis)	193,037,715	170,686,661	168,052,012
Options to purchase common stock	30,167,178	34,883,465	31,662,022
Unvested restricted common stock	—	166,100	564,740
Unvested early exercised common stock options	371,193	58,830	58,971
Redeemable convertible preferred stock warrants (on an as-converted basis)	2,358,546	2,358,546	2,358,546
Common stock warrants	36,402,515	14,051,462	13,173,245

Total potentially dilutive common share equivalents	262,337,147	222,205,064	215,869,536

17.	Employee Benefit Plans

The Company has a defined-contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The Company contracted with a third-party provider to act as a custodian and trustee, and to process and maintain the records of participant data. Substantially all of the expenses incurred for administering the 401(k) Plan are paid by the Company. The Company has not made any matching contributions to date.

18.	Subsequent Events

On February 26, 2021 (the “Closing Date”), the Company consummated the Merger (the “Closing”) with Switchback Energy Acquisition Corporation (“Switchback”), where a subsidiary of Switchback merged with the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Switchback. As a result of the proposed Merger, Switchback will be renamed to ChargePoint Holdings, Inc. (“New ChargePoint”).

Pursuant to the terms of the Merger Agreement, each stockholder of the Company shall receive 0.9966 shares of New ChargePoint’s common stock and the contingent right to receive certain Earnout Shares (as defined below), for each share of the Company’s common stock, par value $0.0001 per share, owned by such the Company’s stockholder that was outstanding immediately prior to the Closing (other than any shares of the

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Company’s restricted stock). In addition, certain investors purchased an aggregate of 22,500,000 shares of New ChargePoint’s common stock (such investors, the “PIPE Investors”) concurrently with the Closing for an aggregate purchase price of $225 million.

Pursuant to a letter agreement (the “Founders Stock Letter”) entered into in connection with the execution of the Merger, immediately prior to the Closing, the initial stockholders (i) surrendered to New ChargePoint, for no consideration and as a capital contribution to New ChargePoint, 984,706 Class B common stock, par value $0.0001 per share (“Founder Shares”), held by them (on a pro rata basis), whereupon such shares were immediately canceled, and (ii) subjected 900,000 Founder Shares (including New ChargePoint’s common stock issued in exchange therefor in the Merger) held by them to potential forfeiture in accordance with the terms of the Founders Stock Letter. Upon the Closing, all outstanding Founder Shares converted into Common Stock on a one-for-one basis and the Founder Shares ceased to exist.

Also at the Closing, the NGP Switchback, LLC (the “Sponsor”) exercised its right to convert a portion of the working capital loans made by the Sponsor to Switchback into an additional 1,000,000 Private Warrants at a price of $1.50 per warrant in satisfaction of $1.5 million principal amount of such loans.

In addition, pursuant to the terms of the Merger Agreement, (1) warrants to purchase shares of capital stock of the Company were converted into warrants to purchase an aggregate of 38,761,031 shares of New ChargePoint’s common stock and the contingent right to receive certain Earnout Shares, (2) options to purchase shares of common stock of the Company were converted into options to purchase an aggregate of 30,135,695 shares of New ChargePoint’s common stock and, with respect to vested options, the contingent right to receive certain Earnout Shares and (3) unvested restricted shares of common stock of the Company that were outstanding pursuant to the “early exercise” of New ChargePoint options were converted into an aggregate of 345,689 restricted shares of New ChargePoint.

During the time period between the Closing Date and the five-year anniversary of the Closing Date, eligible former equity holders of the Company may receive up to 27 million additional shares of New ChargePoint’s common stock (the “Earnout Shares”) in the aggregate in three equal tranches of 9,000,000 shares if the volume-weighted average closing sale price of our Common Stock is greater than or equal to $15.00, $20.00 and $30.00 for any 10 trading days within any 20 consecutive trading day period (each a “Trigger Event”). At close of the Merger on February 26, 2021, the Company recorded a liability (“Earnout Liability”) of $828.1 million, based on the estimated fair value of the 27 million Earnout Shares with a corresponding reduction of additional paid-in capital in the equity section of the Company’s consolidated balance sheet. On March 19, 2021, as a result of the first two Trigger Events having been met, two of the three tranches for a total of 18 million Earnout Shares were issued with the related Earnout Liability being remeasured and partially settled by issuing the Earnout Shares at a closing market price of $27.84 per share as of that date. The remaining Earnout Liability related to the 9 million Earnout Shares of the third tranche was remeasured and reclassified to equity because the contingency of issuing a variable number of shares under the three tranches of the Earnout Liability was resolved such that the remaining third tranche provides for the issuance of a fixed number of shares of 9,000,000 if the last Earnout Triggering Event is achieved. The combined impact from the remeasurement of the Earnout Liability resulted in a $84.4 million gain recognized as change of fair value in Earnout Liability in the consolidated statement of operations and an increase in additional paid-in capital of $743.7 million in the equity section of the Company’s consolidated balance sheet for the period ending April 30, 2021.

On March 15, 2021, the Company repaid the entire loan balance of $35.0 million plus accrued interest and prepayment fees of $1.2 million of its term loan facility (“2018 Loan”).

Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

On June 4, 2021, the Company issued a notice of the redemption of all of its outstanding Public Warrants that remain outstanding on July 6, 2021 for a redemption price of $0.01 per warrant. The Private Placement

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Warrants that are still held by the initial holders thereof or their permitted transferees are not subject to the redemption.

On June 29, 2021 the third Earnout Triggering Event occurred and the third and final tranche of 9,000,000 Earnout Shares became issuable.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

            Shares

ChargePoint Holdings, Inc.

Common Stock

PROSPECTUS

BofA Securities	Goldman Sachs & Co. LLC	Oppenheimer & Co.

The date of this prospectus is                , 2021

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the shares of Common Stock being registered hereby.

Expense	Estimated Amount
SEC registration fee	$
FINRA filing fee	$
Accounting fees and expenses	$
Legal fees and expenses	$
Financial printing and miscellaneous expenses	$

Total	$

Item 14. Indemnification of Officers and Directors

The Second A&R Charter contains provisions limiting the liability of directors, and our Second A&R Bylaws provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. The Second A&R Charter and our Second A&R Bylaws also provide us with discretion to indemnify officers and employees when determined appropriate by the Board.

We entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements provide that we indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, the Second A&R Charter and our Second A&R Bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee.

Item 15. Recent Sales of Unregistered Securities.

Subscription Agreements

In connection with the execution of the Merger Agreement, on September 23, 2020, Switchback entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and Switchback agreed to sell to the Subscribers, an aggregate of 22,500,000 PIPE Shares for a purchase price of $10.00 per share and an aggregate purchase price of $225 million, in a private placement (the “PIPE”). The PIPE was consummated concurrently with the closing of the Merger. The shares of Common Stock issued in the PIPE have not been registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Founder Shares

On May 16, 2019, the Sponsor, purchased an aggregate of 8,625,000 Founder Shares for an aggregate offering price of $25,000, or approximately $0.003 per share. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. On

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

July 25, 2019, the Sponsor transferred an aggregate of 80,000 Founder Shares to two of Switchback’s independent directors at their original purchase price. In September 2019, the Sponsor forfeited an aggregate of 772,059 Founder Shares. On July 31, 2020, the Sponsor transferred an aggregate of 40,000 Founder Shares to Switchback’s third independent director at their original purchase price. Prior to the closing of the Merger, the Initial Stockholders forfeited an aggregate of 984,706 Founder Shares. At the closing, each of the remaining 6,868,235 Founder Shares converted into one share of Common Stock. The issuance of Common Stock upon automatic conversion of the Founder Shares at the closing has not been registered under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

Private Warrants

Simultaneously with the consummation of the IPO, the Sponsor purchased from Switchback an aggregate of 5,333,333 Private Warrants at a price of $1.50 per Private Warrant (for a purchase price of approximately $8.0 million). In addition, simultaneously with the closing of the sale of certain over-allotment units in connection with the IPO, Switchback consummated the sale of an additional 188,235 Private Warrants in a private placement to the Sponsor, generating gross proceeds of approximately $282,000. Each Private Warrant entitles the holder thereof to purchase one share of our Common Stock at an exercise price of $11.50 per share. The sales of the Private Warrants were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Working Capital Warrants

At the closing of the Merger, the Sponsor exercised its right to convert a portion of the working capital loans made by the Sponsor to ChargePoint into an additional 1,000,000 Private Warrants at a price of $1.50 per warrant in satisfaction of $1.5 million principal amount of such loans. The issuance of these Private Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statements.

(a)	Exhibits.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1†	Business Combination Agreement and Plan of Merger, dated September 23, 2020, by and among the Company, Lightning Merger Sub Inc. and ChargePoint, Inc. (incorporated by reference to Annex A to Switchback Energy Acquisition Corporation’s proxy statement/prospectus/consent solicitation on Form 424(b)(3) (File No. 333-249549), filed with the SEC on January 8, 2021).

3.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 0139004), filed with the SEC on March 1, 2021).

3.2	Second Amended and Restated Bylaws of ChargePoint Holdings, Inc., effective as of February 26, 2021 (incorporated by reference to Exhibit 3.2 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

4.1	Form of Warrant to Purchase Shares of Common Stock of ChargePoint, Inc. (incorporated by reference to Exhibit 4.2 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

4.2	Form of Warrant to Purchase Shares of Series B Preferred Stock of ChargePoint, Inc. (incorporated by reference to Exhibit 4.3 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Exhibit No.	Description

4.3	Form of 2010 Warrant to Purchase Shares of Series B Preferred Stock and Series D Preferred Stock of ChargePoint, Inc. (incorporated by reference to Exhibit 4.4 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

4.4	Form of 2011 Warrant to Purchase Shares of Series D Preferred Stock of ChargePoint, Inc. (incorporated by reference to Exhibit 4.5 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

4.5	Form of Warrant to Purchase Shares of Series D Preferred Stock of ChargePoint, Inc. Issued to Silicon Valley Bank (incorporated by reference to Exhibit 4.6 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

4.6	Form of Warrant to Purchase Shares of Series D Preferred Stock of ChargePoint, Inc. Issued to Silicon Valley Bank, Dated December 13, 2012 (incorporated by reference to Exhibit 4.7 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

4.7	Form of Warrant to Purchase Shares of Series E Preferred Stock of ChargePoint, Inc. Issued to Ares Capital Corporation, Dated December 24, 2014 (incorporated by reference to Exhibit 4.8 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

4.8	Warrant Agreement, by and between Switchback Energy Acquisition Corporation and Continental Stock Transfer & Trust Company, dated July 25, 2019 (incorporated by reference to Exhibit 4.4 to Switchback Energy Acquisition Corporation’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on July 30, 2019).

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1	Letter Agreement (incorporated by reference to Exhibit 10.1 to Switchback Energy Acquisition Corporation’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on July 30, 2019).

10.2	Founders Stock Letter, Dated September 23, 2020, by and between Switchback and the Initial Stockholders (incorporated by reference to Exhibit 10.2 to Switchback Energy Acquisition Corporation’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on September 24, 2020).

10.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to Switchback Energy Acquisition Corporation’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on September 24, 2020).

10.4†	Offer Letter between ChargePoint and Pasquale Romano, dated January 28, 2011 (incorporated by reference to Exhibit 10.14 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

10.5	Amendment to Employment Letter between ChargePoint and Pasquale Romano, dated December 21, 2012 (incorporated by reference to Exhibit 10.15 to Switchback Energy Acquisition Corporation’s Current Report on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

10.6	Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.5 to Switchback Energy Acquisition Corporation’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on July 30, 2019).

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Exhibit No.	Description

10.7	ChargePoint Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Annex C to Switchback Energy Acquisition Corporation’s proxy statement/prospectus/consent solicitation statement filed pursuant to Form 424(b)(3) (File No. 333-249549), filed with the SEC on January 8, 2021).

10.8	ChargePoint Holdings, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Annex D to Switchback Energy Acquisition Corporation’s proxy statement/prospectus/consent solicitation statement filed pursuant to Form 424(b)(3) (File No. 333-249549), filed with the SEC on January 8, 2021).

10.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

10.10	ChargePoint Holdings Incentive Bonus Plan (incorporated by reference to Exhibit 10.10 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

10.11	ChargePoint Holdings, Inc. Compensation Program for Non-Employee Directors (incorporated by reference to Exhibit 10.11 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

10.12	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.1 to Switchback Energy Acquisition Corporation’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on September 24, 2020).

10.13	Amended and Restated Registration Rights Agreement, dated February 26, 2021, by and among the Company, and certain stockholders and equityholders of the Company (incorporated by reference to Exhibit 10.13 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

10.14†	Employment Agreement between ChargePoint Europe Holdings B.V. and Christopher Burghardt, dated November 6, 2017 (incorporated by reference to Exhibit 10.14 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

10.15†	Offer Letter between ChargePoint and Michael Hughes, dated May 21, 2018 (incorporated by reference to Exhibit 10.15 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

10.16	ChargePoint, Inc. 2017 Stock Plan, as amended (incorporated by reference to Exhibit 10.18 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S-4/A (File No. 333249549), filed with the SEC on December 4, 2020).

10.17	Coulomb Technologies, Inc. 2007 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.19 to Switchback Energy Acquisition Corporation’s Registration Statement on Form S4/A (File No. 333-249549), filed with the SEC on December 4, 2020).

16.1	Letter from WithumSmith+Brown, PC to the U.S. Securities and Exchange Commission dated February 26, 2021 (incorporated by reference to Exhibit 16.1 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

23.1*	Consent of PricewaterhouseCoopers LLP.

*	To be filed by amendment.
†	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

(b)

Financial Statements. The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant, hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on                , 2021.

CHARGEPOINT HOLDINGS, INC.

By:
Rex Jackson Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Pasquale Romano and Rex Jackson and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post- effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities indicated on                 , 2021.

Signature	Title

Pasquale Romano	Chief Executive Officer and Director (Principal Executive Officer)

Rex Jackson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Roxanne Bowman	Director

Bruce Chizen	Director

Axel Harries	Director

CONFIDENTIAL TREATMENT REQUESTED BY THE ISSUER PURSUANT TO 17 C.F.R. § 200.83

Signature	Title

Jeffrey Harris	Director

Susan Heystee	Director

Mark Leschly	Director

Michael Linse	Director

Neil S. Suslak	Director

G. Richard Wagoner, Jr.	Director